Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-175580

PROSPECTUS

NCL CORPORATION LTD.

OFFER TO EXCHANGE

$250,000,000 aggregate principal amount of NCL Corporation Ltd.’s 9.50% Senior Notes Due 2018, which have been registered under the Securities Act of 1933 (CUSIP No. 62886H AG6) for $250,000,000 aggregate principal amount of NCL Corporation Ltd.’s outstanding 9.50% Senior Notes Due 2018 (CUSIP Nos. 62886H AF8 and G6436Q AB2).

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $250,000,000 aggregate principal amount of our registered 9.50% Senior Notes Due 2018, which we refer to as the “Exchange Notes”, for a like principal amount of our outstanding 9.50% Senior Notes Due 2018, which we refer to as the “Old Notes”. We refer to the Old Notes and the Exchange Notes collectively as the “Notes”. The terms of the Exchange Notes are identical to the terms of the Old Notes in all material respects, except for the elimination of certain transfer restrictions, registration rights and additional interest provisions relating to the Old Notes. The issuer of the Notes is NCL Corporation Ltd.

We will exchange any and all Old Notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on November 10, 2011, unless extended.

We have not applied, and do not intend to apply, for listing of the Notes on any national securities exchange or automated quotation system.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it (i) has not entered into any arrangement or understanding with the Issuer (as defined below) or an affiliate of the Issuer to distribute such Exchange Notes and (ii) will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

See “Risk Factors” beginning on page 23 of this prospectus for a discussion of certain risks that you should consider before participating in this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 13, 2011.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules of the Securities and Exchange Commission, or the SEC, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

Until January 11, 2012, all dealers effecting transactions in the Exchange Notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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TERMS USED IN THIS PROSPECTUS

Unless otherwise indicated by the context, references in this prospectus to (i) the “Company,” “we,” “our,” “us” and “NCL” refer to NCL Corporation Ltd. and its subsidiaries, (ii) “Norwegian Cruise Line” or “Norwegian” refers to the Norwegian Cruise Line brand and “NCL America” or “NCLA” refers to our U.S.-flagged operations, (iii) “Apollo” refers to Apollo Global Management, LLC and the “Apollo Funds” refers to one or more of NCL Investment Limited, NCL Investment II Ltd., AIF VI NCL (AIV), L.P., AIF VI Euro Holdings, L.P., AAA-Guarantor Co-Invest VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., and Apollo Overseas Partners (Germany) VI, L.P., (iv) “TPG Capital” refers to TPG Capital, L.P. and the “TPG Viking Funds” refers to one or more of TPG Viking I, L.P., TPG Viking II, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P. and/or certain other affiliated investment funds, each an affiliate of TPG Capital, (v) “Genting HK” refers to Genting Hong Kong Limited and/or its affiliates (formerly Star Cruises Limited and/or its affiliates), and (vi) “Affiliate(s)” refers to Genting HK, the Apollo Funds and/or the TPG Viking Funds. Following consummation of the corporate reorganization described under “Prospectus Summary—Corporate Structure and Corporate Reorganization,” references to the “Company,” “we,” “our,” “us” and “NCL” will refer to NCL Corporation Ltd., its subsidiaries, and its parent, Norwegian Cruise Line Holdings Ltd., as applicable. References to the “U.S.” are to the United States of America, “dollars” or “$” are to U.S. dollars and “euros” or “€” are to the official currency of the Eurozone.

Unless otherwise indicated in this prospectus, the following terms have the meanings set forth below (all principal amounts refer to the original principal amount incurred or issued, as applicable):

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$334.1 million Norwegian Jewel loan. $334.1 million secured loan agreement, dated as of April 20, 2004, as amended and restated on April 2, 2009 and as further amended, by and among Norwegian Jewel Limited, as borrower, and a syndicate of international banks, and related guarantee by NCL Corporation Ltd.

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$750.0 million senior secured revolving credit facility. $750.0 million credit agreement, dated October 28, 2009, by and among NCL Corporation Ltd., as borrower, various lenders and Nordea Bank Norge ASA, and related guarantee by Norwegian Dawn Limited, Norwegian Sun Limited, Norwegian Spirit, Ltd. and Norwegian Star Limited.

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$450.0 million senior secured notes. $450.0 million aggregate amount of 11.75% senior secured notes due 2016 issued by NCL Corporation Ltd. on November 12, 2009, and guaranteed by Norwegian Dawn Limited, Norwegian Sun Limited, Norwegian Spirit, Ltd. and Norwegian Star Limited.

•	Adjusted EBITDA. EBITDA subject to certain adjustments as set forth in note 6 to the “Prospectus Summary—Summary Consolidated Financial Data” included elsewhere in this prospectus.

•	Adjusted EBITDA Margin. Adjusted EBITDA as a percentage of total revenue.

•	Berths. Double occupancy capacity per cabin even though many cabins can accommodate three or more passengers.

•	Capacity Days. Berths multiplied by the number of cruise days for the period.

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Charter. The hire of a ship for a specified period of time. The contract for a charter is called a charter party. A ship is “chartered-in” by an end user and “chartered-out” by the provider of the ship.

•	CLIA. Cruise Lines International Association, a non-profit marketing and training organization formed in 1975 to promote cruising.

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Constant Currency. A calculation whereby foreign currency-denominated revenue and expenses in a period are converted at the U.S. dollar exchange rate of a comparable period in order to eliminate the effects of the foreign exchange fluctuations.

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Dry-dock. A process whereby a ship is positioned in a large basin where all the fresh/sea water is pumped out to in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

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€40.0 million Pride of America commercial loan. €40.0 million secured loan agreement, dated as of April 4, 2003, as amended and restated on April 2, 2009 and as further amended, by and among Pride of America Ship Holding, LLC, as borrower, and a syndicate of international banks, and related guarantee by NCL Corporation Ltd.

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€258.0 million Pride of America loan. €258.0 million secured loan agreement, dated as of April 4, 2003, as amended and restated on April 2, 2009 and as further amended, by and among Pride of America Ship Holding, LLC, as borrower, and a syndicate of international banks, and related guarantee by NCL Corporation Ltd.

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€308.1 million Pride of Hawai’i loan. €308.1 million Pride of Hawai’i Loan, dated as of April 20, 2004, as amended and restated on April 2, 2009 and as further amended, by and among Pride of Hawaii, LLC, as borrower, and a syndicate of international banks, and related guarantee by NCL Corporation Ltd.

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€624.0 million Norwegian Pearl and Norwegian Gem revolving credit facility. €624.0 million revolving loan facility agreement, dated October 7, 2005, as amended and restated on April 2, 2009 and as further amended, by and among NCL Corporation Ltd., as borrower, and a syndicate of international banks, and related guarantees by Norwegian Pearl, Ltd. and Norwegian Gem, Ltd.

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€662.9 million Norwegian Epic loan. €662.9 million syndicated loan facility, dated September 22, 2006, as amended and restated on April 2, 2009 and as further amended, by and among Norwegian Epic, Ltd. (f/k/a F3 Two, Ltd.), as borrower, and a syndicate of international banks, and related guarantee by NCL Corporation Ltd.

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Existing senior secured credit facilities. Our Newbuild credit facilities, our $750.0 million senior secured revolving credit facility, €624.0 million Norwegian Pearl and Norwegian Gem revolving credit facility, €308.1 million Pride of Hawai’i loan, $334.1 million Norwegian Jewel loan, €258.0 million Pride of America loan, €40.0 million Pride of America commercial loan, and our €662.9 million Norwegian Epic loan.

•	GAAP. Generally Accepted Accounting Principles in the U.S.

•	Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

•	Gross Tons. A unit of enclosed passenger space on a cruise ship, such that one gross ton = 100 cubic feet or 2.831 cubic meters.

•	Gross Yield. Total revenue per Capacity Day.

•	IMO. International Maritime Organization, a United Nations agency that sets international standards for shipping.

•	Major North American Cruise Brands. Norwegian Cruise Line, Carnival Cruise Lines, Royal Caribbean International, Holland America, Princess Cruises and Celebrity Cruises.

•	MARPOL. The International Convention for the Prevention of Pollution from Ships, an international environmental regulation.

•	Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

•	Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

•	Net Yield. Net Revenue per Capacity Day.

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Newbuild credit facilities. Our export credit facilities and term loan facilities entered into in connection with our agreement to purchase the two new ships we have agreed to build with Meyer Werft GmbH (the “New Ships”) as described in “Description of Other Indebtedness—Newbuild Export Credit Facilities” and “Description of Other Indebtedness—Newbuild Term Loan Facilities.”

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Norwegian Shipboard Retirement Plan or Shipboard Retirement Plan. An unfunded defined benefit pension plan for certain crew members which computes benefits based on years of service, subject to certain requirements.

•	Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

•	Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

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Reimbursement and Distribution Agreement or RDA. The Reimbursement and Distribution Agreement, dated August 17, 2007, by and among NCL Investment Limited, Genting HK and NCL Corporation Ltd., as amended, supplemented or modified from time to time.

•	SEC. U.S. Securities and Exchange Commission.

•	Single-day cruises. Cruises which do not enter a foreign port and vary in length from one night to several nights.

•	SOLAS. The International Convention for the Safety of Life at Sea, an international safety regulation.

•	Terminal. A building in a port through which ship passengers arrive and depart.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes market share and industry data and forecasts that we obtained from industry publications, third-party surveys and internal company surveys. Industry publications, including those from CLIA, and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. All CLIA information, obtained from the CLIA website “cruising.org”, relates to CLIA member lines, which represent 26 of the major North American cruise lines including NCL Corporation Ltd., which together represented 97% of the North American cruise capacity as of June 30, 2011. All other references to third party information are publicly available at nominal or no cost. We use the most currently available industry and market data to support statements as to our market position.

Although we believe that the industry publications and third-party sources are reliable, we have not independently verified any of the data from industry publications or third-party sources. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented herein, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

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PROSPECTUS SUMMARY

The following summary includes highlights of the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary sets forth the material terms of the offering but does not contain all of the information that you should consider before investing in the Notes. For a more complete understanding of us, our business and the Notes, we urge you to read this prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements” and “Additional Information” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment.

Our Company

We are a leading global cruise line operator, offering cruise experiences for travelers with a wide variety of itineraries in North America (including Alaska and Hawaii), the Mediterranean, the Baltic, Central America, Bermuda and the Caribbean. We strive to offer an innovative and differentiated cruise vacation with the goal of providing our customers the highest levels of overall satisfaction on their cruise experience. In turn, we aim to generate the highest customer loyalty and greatest numbers of repeat customers. We created a distinctive style of cruising called “Freestyle Cruising” onboard all of our ships, which we believe provides our passengers with the freedom and flexibility associated with a resort style atmosphere and experience as well as more dining options than a traditional cruise. We established the very first private island developed by a cruise line in the Bahamas with a diverse offering of activities for passengers. We are also the only cruise line operator to offer an entirely inter-island itinerary in Hawaii. By providing such a distinctive experience and appealing combination of value and service, we straddle both the contemporary and premium segments. As a result, we have been recognized for our achievements as the recipient of multiple honorary awards mainly consisting of reviews tabulated from the readers of travel periodicals such as Travel Weekly, Condé Nast Traveler, and Travel & Leisure. Our newest ship, Norwegian Epic, was awarded “Gold” in the Contemporary Ship Category as “Best Cruise Ship Overall” by Travel Weekly for the 2010 Magellan Award.

We offer a wide variety of cruises ranging from one day to three weeks. During 2010, we docked at over 125 ports worldwide, with itineraries originating from 17 ports of which 10 are in North America. In line with our strategy of innovation, many of these North American ports are part of our “Homeland Cruising” program in which we have homeports which are close to major population centers, such as New York, Boston and South Florida. This reduces the need for vacationers to fly to distant ports to embark on a cruise and helps reduce our customers’ overall vacation cost. We offer a wide selection of exotic itineraries outside of the traditional cruising markets of the Caribbean and Mexico; these include cruises in Europe, including the Mediterranean and the Baltic, Bermuda, Alaska and the industry’s only entirely inter-island itinerary in Hawaii, with our U.S.-flagged ship, Pride of America. This itinerary is unparalleled in the cruise industry, as all other competing cruise lines are registered outside the U.S. and are required to dock at a distant foreign port when providing their customers with a Hawaiian-based cruise itinerary.

Our new management team has driven the Company to achieve substantial improvements in operating results and growth in revenue and cash flow generation in a challenging market environment. Since joining the Company in late 2007, our President and Chief Executive Officer, Kevin M. Sheehan, has led a successful turnaround of the Company, including overseeing major initiatives such as improving onboard service and amenities across the fleet, expanding the line’s European presence and repositioning two of the line’s Hawaii-based ships, which had a significant impact on the profitability of the business. In addition, we recently appointed Wendy A. Beck as our new Executive Vice President and Chief Financial Officer and augmented our senior management team with five new Senior Vice Presidents in the areas of Sales, Marketing, Hotel Operations and Finance.

Our fleet of eleven modern ships has been purpose-built to deliver “Freestyle Cruising,” which we believe provides us with a competitive advantage given our consistent “Freestyle Cruising” product offering. By focusing on “Freestyle Cruising,” we have been able to achieve higher onboard spend levels, greater customer loyalty and the ability to attract a more diverse clientele. At the end of June 2010, we took delivery of our largest cruise ship, Norwegian Epic (4,100 Berths), which represents the next evolution of “Freestyle Cruising,” offering 21 dining options and what we believe to be the widest array of entertainment options at sea. As of June 30, 2011, we have the youngest fleet of cruise ships in the industry among the Major North American Cruise Brands, with a weighted-average age of 6.6 years.

As a result of our positive operating performance over the last three years, the successful launch of Norwegian Epic, the growing demand we see for our distinctive cruise offering, and the rational supply outlook for the industry, we believe that it is an optimal time for the Company to add two new ships to our fleet, in order to continue to grow the Norwegian brand and drive shareholder value. In September 2010, we reached an agreement with Meyer Werft GmbH of Germany to build two new cruise ships for delivery in the second quarter of 2013 and 2014, respectively. Building on the success of Norwegian Epic, we have designed these two new next-generation “Freestyle Cruising” ships to include some of the most popular elements of our recently delivered ships together with new and differentiated features. We have entered into financing arrangements for approximately 90% of the contract price of the two ships. Each ship will approximate 143,500 Gross Tons and 4,000 Berths with an aggregate contract price of the two ships of approximately €1.2 billion, or $1.7 billion based on the euro/U.S. dollar exchange rate as of June 30, 2011. This is approximately €155,000 per Berth, or $225,000 per Berth based on the euro/U.S. dollar exchange rate as of June 30, 2011.

For the twelve months ended June 30, 2011, we generated total revenue of $2,181.8 million, Net Revenue of $1,611.5 million, net income of $72.2 million and Adjusted EBITDA of $454.9 million representing an Adjusted EBITDA margin of 20.8%. For the six months ended June 30, 2011, we generated total revenue of $1,064.1 million, Net Revenue of $786.0 million, net income of $18.6 million, Adjusted EBITDA of $205.4 million and an Adjusted EBITDA margin of 19.3%. For the six months ended June 30, 2010, we generated total revenue of $894.4 million, Net Revenue of $653.8 million, net loss of $31.1 million, Adjusted EBITDA of $155.3 million and an Adjusted EBITDA margin of 17.4%. This represents an increase of 190 basis points in period over period Adjusted EBITDA margin as a result of improved ticket pricing and onboard spending coupled with various business improvement, product enhancement and cost reduction initiatives. We refer you to note 6 of our “Summary Consolidated Financial Data” included elsewhere in this prospectus for a reconciliation of Adjusted EBITDA to net income (loss).

Our Industry

We believe that the cruise industry demonstrates the following positive fundamentals:

Strong Growth with Low Penetration and Significant Upside

Cruising is a vacation alternative with broad appeal, as it offers a wide range of products and services to suit the preferences of vacationing customers of all ages, backgrounds and interests. Since 1980, cruising has been one of the fastest growing segments of the North American vacation market. According to CLIA, in 2010 approximately 15 million passengers took cruises of two consecutive nights or more on CLIA member lines versus 7.2 million passengers in 2000, representing a compound annual growth rate of approximately 8%. Based on CLIA’s research, we believe that cruising is under-penetrated and represents approximately 10% of the North American vacation market. As measured in Berths or room count, the cruise industry is relatively nascent as compared to the wide variety of much more established vacation travel destinations across North America.

According to the Orlando/Orange County Convention & Visitors Bureau and the Las Vegas Convention and Visitors Authority, there are approximately 264,000 rooms in just Orlando and Las Vegas combined. By comparison, the estimated Major North American Cruise Brands’ capacity in terms of Berths is approximately 224,000. In addition, according to industry research, only 24% of the U.S. population has ever taken a cruise and we believe this percentage should increase. The European vacation market, the fastest growing market globally, remains under-penetrated by the cruise industry, with approximately 1% of Europeans having taken a cruise in a given year, compared with 3% of the population in the U.S. and Canada.

We believe that improving leisure travel trends along with a relatively low supply outlook in the near term from the Major North American Cruise Brands lead to an attractive business environment for our Company to operate in.

Attractive Demographic Trends to Drive Cruising Growth

The cruise market is comprised of a broad spectrum of customers and appeals to virtually all demographic categories. Based on CLIA’s 2011 study, the target North American cruise market, defined as households with income of $40,000 or more headed by a person who is at least 25 years old, is estimated to be 132.9 million people. Also according to the study, the average cruise customer is 50 years old with a household income of $109,000, with 69% of all cruise customers falling between the ages of 40 to 74. We believe this represents a very attractive segment of the population as the Brookings Institution recently reported that over the past decade the 55 to 64 age group was the fastest growing age group in the U.S. It is our belief that “Freestyle Cruising” will help us attract customers not only in the lucrative older population segment of North America, but also with younger generations, as well as Europeans, who we believe are more likely to enjoy greater levels of freedom during their cruise through the “Freestyle Cruising” product offering than was traditionally offered within the cruise industry.

Significant Value Proposition and High Level of Guest Satisfaction

We believe that the cost of a cruise vacation, relative to a comparable land-based resort or hotel vacation in Orlando or Las Vegas, offers an exceptional value proposition. When one considers that a typical cruise, for one all-inclusive price, offers its guests transportation to a variety of destinations, hotel-style accommodations, a generous diversity of food choices and a selection of daily entertainment options, this is compelling support for the cruise value proposition relative to other leisure alternatives. Cruises have become even more affordable for a greater number of North American customers over the past few years through the introduction of “Homeland Cruising”, which eliminates the cost of airfare commonly associated with a vacation.

According to CLIA’s 2011 study, approximately 70% of persons who have taken a cruise rate cruising as a high-value vacation alternative. In this same survey, CLIA reported that approximately 80% of cruise passengers agree that a cruise vacation is a good way to sample various destinations which they may visit again on a land-based vacation.

High Barriers to Entry

The cruise industry is characterized by high barriers to entry, including the existence of several established and recognizable brands, the large expense of building a new, sophisticated cruise ship, the long lead time necessary to construct new ships and limited newbuild shipyard capacity. Based on new ships announced over the past several years, the cost to build a cruise ship can range from approximately $500 million to $1.4 billion or approximately $200,000 to $425,000 per Berth, depending on the ship’s size and quality of product offering. The construction time of a newbuild ship is typically between 27 months to 36 months and requires significant upfront cash payments to fund construction costs before a dollar of revenue is generated. In addition, the shipbuilding industry is experiencing tightened capacity as the size of ships increases and the industry consolidates, with virtually all new capacity added in the last 20 years having been built by one of three major European shipbuilders.

Segments and Brands

The different cruise lines that make up the global cruise vacation industry have historically been segmented by product offering and service quality into contemporary, premium and luxury brands. The contemporary segment generally includes cruises on larger ships that last seven days or less, provides a casual ambiance and is less expensive on average than the premium or luxury segments. The premium segment is generally characterized by cruises that last from seven to 14 nights with a higher quality product offering than the contemporary segment, appealing to a more affluent demographic. The luxury segment generally offers the highest level of service and quality, with longer cruises on the smallest ships. In classifying our competitors within the Major North American Cruise Brands, the contemporary segment has historically included Carnival Cruise Lines and Royal Caribbean International. The premium segment has historically included Celebrity Cruises, Holland America and Princess Cruises. By providing a diverse set of itineraries and a “Freestyle Cruising” experience, we believe that we straddle both the contemporary and premium segments as well as offer a unique combination of value and leisure services to cruise customers. Based on fleet counts as of December 31, 2010, the Major North American Cruise Brands together represent approximately 90% of the North American cruise market as measured by total Berths.

Our Competitive Strengths

We believe that the following business strengths will enable us to execute our strategy:

Leading Cruise Operator with High-Quality Product Offering

We believe that our modern fleet provides us with operational and strategic advantages as our entire fleet has been purpose-built for “Freestyle Cruising” with a wider range of passenger amenities relative to many of our competitors.

We believe that in recent years the distinction has been blurred between segments of the market historically known as “premium” and “contemporary,” with the Major North American Cruise Brands each offering a wide range of onboard experiences across their respective fleets. With the completion of our fleet renewal initiative, we believe that based on a number of different metrics that directly impact a passenger’s onboard experience, we compare favorably against the other Major North American Cruise Brands, with product attributes more in line with the premium segment.

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Youngest Fleet. With a weighted-average age of 6.6 years (as of June 30, 2011) and no ships built before 1998, we have the youngest fleet among the Major North American Cruise Brands, which we believe allows us to offer a high-quality passenger experience with a significant level of consistency across our entire fleet. As a result of our younger fleet, we have a substantially higher percentage of outside balcony cabins across our fleet than the other contemporary brands, which helps drive higher Net Yields.

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Rich Cabin Mix. As of June 30, 2011, 48% of our cabins had private balconies representing a higher mix of outside balcony cabins than the other contemporary brands. In addition, five of our ships offer a complex of private courtyard villas of up to approximately 570 square feet each. Customers staying in these villas are provided with personal butler service and exclusive access to a private courtyard area with private pools, sundeck, hot tubs, and fitness center. Six of our ships also offer luxury garden villas of up to 6,694 square feet, making them the largest accommodations at sea.

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High-Quality Service. We believe we offer a very high level of onboard service, as demonstrated by our guest-to-crew ratio of 2.2 to 1, which is among the best of all the Major North American Cruise Brands.

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Diverse Selection of Premium Itineraries. For the year ended December 31, 2010, approximately 54% of our itineraries, by Capacity Days, were in more exotic, under-penetrated and less traditional locations, including Alaska, Hawaii, Bermuda and Europe, compared to the other contemporary brands which are focused primarily on itineraries in the Caribbean and Mexico. This mix of destinations is more consistent with the brands in the premium segment, and these itineraries typically attract higher Net Yields than Caribbean and Mexico sailings.

We believe that this high-quality product offering positions us well in comparison to the other Major North American Cruise Brands and provides an opportunity for continued Net Yield growth.

“Freestyle Cruising”

The most important differentiator for our brand is the “Freestyle Cruising” concept onboard all eleven of our ships. The essence of “Freestyle Cruising” is to provide a cruise experience that offers more freedom and flexibility than any other traditional cruise alternative. While many cruise lines have historically required guests to dine at assigned group tables and at specified times, “Freestyle Cruising” offers the flexibility and choice to our passengers who prefer to dine when they want, with whomever they want and without having to dress formally. Additionally, we have increased the number of activities and dining facilities available onboard, allowing passengers to tailor their onboard experience to their own schedules, desires and tastes. The key elements of “Freestyle Cruising” include:

•	flexible dining policy; no fixed dining times or pre-assigned seating in our dining rooms;

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up to 21 dining options; in addition to multiple main dining rooms, a casual action station buffet and quick service outdoor grill, our ships offer a wide variety of specialty restaurants, with most offering a classic steakhouse, fine French, Japanese teppanyaki, sushi, Italian, Mexican and Asian fusion restaurants, which we believe is the widest selection of full-service dining options among the fleets of the Major North American Cruise Brands;

•	resort-casual dress code acceptable throughout the ship at all times;

•	increased service staff for a more personalized vacation experience;

•	replacement of cash tipping with an automated service charge system;

•	diverse “lifestyle” activities, including cultural and educational onboard programs along with an increased adventure emphasis for shore excursions; and

•	passenger-friendly disembarkation policies.

All of our ships have been custom designed and purpose-built for “Freestyle Cruising,” which we believe differentiates us significantly from our major competitors. We further believe that “Freestyle Cruising” attracts a passenger base that prefers the less structured, resort-style experience of our cruises. Building on the success of “Freestyle Cruising,” we implemented across our fleet “Freestyle 2.0” featuring significant enhancements to our onboard product offering. These enhancements include a major investment in the total dining experience; upgrading the stateroom experience across the ship; new wide-ranging onboard activities for all ages; and additional recognition, services and amenities for premium-priced balcony, suite and villa passengers. With Norwegian Epic we have enhanced “Freestyle Cruising” by offering what we believe to be unmatched flexibility in entertainment, offering guests a wide variety of activities and performances to choose from at any time of day or night.

Established Brand Recognition

The Norwegian Cruise Line brand is well established in the cruise industry with a long track record of delivering a world class cruise product offering to its customers. We achieve high-quality feedback scores from our customers in the areas of overall service, physical ship attributes, onboard products and services, food and beverage offerings and overall entertainment and land-based excursion quality. Based on recent guest experience and loyalty reports, the quality of our guests’ experience generates high levels of customer loyalty, as demonstrated by the fact that approximately 30% of our customers are repeat customers and approximately 70% say they would recommend Norwegian Cruise Line to their friends and family. Brand recognition is also strong with over 93% of cruisers reporting familiarity with Norwegian. Additionally, our brand is known for freedom, flexibility and choice, all highly valued benefits within the cruise industry demographic.

Strong Cash Flow

Nearly all of our capital expenditures, other than those related to our newbuild projects (which are substantially financed) and the current renovation of our private island, relate to the maintenance of our young and modern fleet and shoreside operations, which includes investments in our IT infrastructure and business intelligence systems. Our newbuild projects include very attractive financing which will fund approximately 90% of the required pre-delivery and delivery date construction payments; as such, we expect the cost of our newbuild projects to have a minimal impact on our cash flow in the near term.

We are able to generate significant levels of cash flow due to our ability to pre-sell tickets and receive customer deposits with long lead times ahead of sailing. Our debt financing is relatively low cost, with a weighted-average interest rate cost of 6.05% as of June 30, 2011. In addition, we believe that the favorable U.S. federal income tax regime applicable to international shipping income will enhance our cash flow from operations that can be utilized to significantly de-lever our balance sheet over time.

Highly Experienced Management Team

Our senior management team is comprised of experienced executives with an average of 14.8 years in the cruise, travel, leisure and hospitality-related industries. Since the Apollo Funds’ and the TPG Viking Funds’ investment in January 2008, 28 of the top 37 members of our senior management team (including 12 of the top 14) have been newly recruited or promoted to their current position under the leadership of our President and Chief Executive Officer, Kevin M. Sheehan. Their combined experience in related hospitality industries coupled with their financial expertise is a significant contributor to improving the operating and financial performance of our Company.

Strong and Experienced Shareholders

Our shareholders or their affiliates have extensive experience investing in the cruise, leisure and travel-related industries. Affiliates of the Apollo Funds have invested significant equity and resources to the cruise and leisure industry with its investment in Prestige Cruise Holdings, Inc. which operates through two distinct upscale cruise brands, Oceania Cruises and Regent Seven Seas Cruises. In addition, affiliates of both Apollo and TPG Capital own Caesars Entertainment Corporation (“Caesars Entertainment”), with whom we have created a marketing alliance. Affiliates of TPG Capital are also significant investors in Sabre Holdings, a leading GDS (global distribution system) and parent of Travelocity.com. Genting HK, headquartered in Hong Kong, operates a leading Asian cruise line with destinations in Malaysia, Singapore, Hong Kong, Taiwan and Japan.

Our Business Strategies

We seek to attract vacationers by offering new products and services and creating differentiated itineraries in new markets through new and existing modern ships with the aim of delivering a better, value-added, vacation experience to our customers relative to other broad-based or land-based leisure alternatives.

Attractive Product Offerings

We have a long history of product development within the cruise industry as one of the most established consumer brands. We became the first cruise operator to buy a private island in the Bahamas to offer a private beach experience to our passengers; and we were the first to introduce a 2,000-Berth megaship into the Caribbean market in 1980. More recently, we pioneered new concepts in cruising over the last decade with the development of “Homeland Cruising” and the launch of “Freestyle Cruising.”

We continue to enhance our product offerings with the delivery of Norwegian Epic in June 2010, which offers 21 dining options, a diverse range of accommodations and what we believe is the widest array of entertainment at sea. In addition to several differentiated full-service complimentary dining rooms, Norwegian Epic also features specialty restaurants including a classic steakhouse, sushi, Japanese teppanyaki, Brazilian churrascaria, Asian noodle bar, traditional Chinese, fine French and Italian restaurants. Guest accommodations on Norwegian Epic include the groundbreaking Studios, 128 cabins designed for solo travelers centered around the Studio Lounge, a private two-story lounge for studio guests. On its top decks, Norwegian Epic offers a “ship within a ship” in the largest suite complex at sea; the exclusive Villas compound includes two decks with 52 villas and penthouses, a private pool with multiple hot tubs and sundecks, a private fitness center and steam rooms, fine dining in the Epic Club restaurant, casual outdoor dining at the Courtyard Grill, and 24-hour concierge service, all exclusively for villa and penthouse guests. Entertainment onboard Norwegian Epic includes a wide variety of branded entertainment for guests to choose from, including exclusive engagements with Blue Man Group, Cirque Dreams & Dinner, Legends in Concert, Nickelodeon and the improvisational comedy troupe, The Second City.

Building on the success of Norwegian Epic, we are drawing on our legacy of new product development to create two new next-generation “Freestyle Cruising” ships, scheduled for delivery in the second quarter of 2013 and 2014, respectively. These 4,000 Berth ships will include many of the most popular elements of Norwegian Epic and the rest of our fleet together with new groundbreaking features, while keeping the consistent innovative spirit of “Freestyle Cruising” in the core of the design.

In 2009, we initiated a $25 million renovation to our private island, Great Stirrup Cay, which includes a new dining and bar facility to enhance the guest experience, as well as offering new activities such as wave runners, an aqua park and a stingray encounter experience. The enhancements are scheduled to be completed in phases through the end of 2011 and are expected to provide us with additional revenue generating opportunities on the island.

Maximize Net Yields

We are focused on growing our revenue through various initiatives aimed at increasing our ticket prices and occupancy as well as onboard spending to drive higher overall Net Yields. To maximize passenger ticket revenue, our revenue management strategy is focused on optimizing pricing and generating demand throughout the booking curve. We base-load our capacity by booking passengers as early before sailing as possible.

Base-loading is a strategy by which we focus on selling inventory further from the cruise departure date by targeting sales and marketing tactics, such as full ship Charters and corporate meetings which generate business with longer booking windows. Our base-loading strategy also includes strategic relationships with travel agencies and international tour operators, who commit to purchasing a certain level of inventory with long lead times. Through base-loading, we believe we will increase our Net Yields by filling our ships earlier, rather than discounting close to sailing dates in order to achieve our targeted Load Factors. Our specific initiatives to achieve this include:

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Casino Player Strategy. As part of this strategy, we have non-exclusive arrangements with approximately 90 casino partners worldwide including Caesars Entertainment, which is owned by affiliates of both Apollo and TPG Capital, whereby loyal gaming customers are offered cruise reward certificates redeemable for cruises on our ships. Through property sponsored events and joint marketing programs, we have the opportunity to market cruises to Caesars Entertainment’s customers. These arrangements with our casino partners have the dual benefit of filling open inventory and reaching customers expected to generate above average onboard revenue through the casino and other onboard spending.

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Strategic Relationships. Our base-loading strategy also includes strategic relationships with travel agencies and international tour operators, who commit to purchasing a certain level of inventory with long lead times.

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Charter, Meeting & Incentive (“CM&I”) Sales. We are increasing our focus on driving additional business through the CM&I channel, which typically books very far in advance and can represent a significant portion of the ship, or even an entire sailing, in one transaction.

•	PROS Yield Management System. In late 2009, we implemented the PROS yield management system which allows us to better analyze and maximize our overall pricing decisions.

We continue to focus on various initiatives to drive increased onboard revenue across a variety of areas. From the year ended December 31, 2007 to the twelve months ended June 30, 2011, our net onboard and other revenue yield increased by approximately 25% from $42.86 to $53.49 primarily due to strong performance in casino, beverage sales, specialty dining and shore excursions. Our strategy for further driving increased onboard revenue includes, among other things, generating additional casino revenue through our arrangements with our casino partners, including Caesars Entertainment and Genting HK. These arrangements incorporate marketing resources to deliver cross-company advertising and marketing campaigns to promote our brand. We also focus on optimizing the utilization of our specialty restaurants that carry a cover charge, pre-booking and pre-selling additional onboard activities and encouraging our staff to offer our passengers additional revenue generating products and services. In addition, the delivery of Norwegian Epic has created additional onboard revenue opportunities through ticket sales and merchandising, based on our unique and premium entertainment offerings.

Brand Expansion Through Disciplined Newbuild Program

In September 2010, we reached an agreement with Meyer Werft GmbH of Papenburg, Germany to build two new cruise ships with financing commitments in place from a syndicate of banks for export credit financing. The new ships are scheduled for delivery in the second quarter of 2013 and 2014, respectively. Building on the success of Norwegian Epic, we have designed these two new next-generation “Freestyle Cruising” ships to include some of the most popular elements of our most recently delivered ships together with new and differentiated features, consistent with Norwegian Cruise Line’s legacy of new product development in the cruise industry. We believe that these ships will allow us to continue to expand the reach of our brand while driving shareholder value. Our financing arrangements provide for financing for approximately 90% of the contract price of the two ships. Each ship will approximate 143,500 Gross Tons and 4,000 Berths with an aggregate contract price of approximately €1.2 billion, or $1.7 billion based on the euro/U.S. dollar exchange rate as of June 30, 2011. This is approximately €155,000 per Berth, or $225,000 per Berth based on the euro/U.S. dollar exchange rate as of June 30, 2011, which we believe compares favorably against other recent newbuild ship orders in the industry.

Improve Operating Efficiency and Lower Costs

We are continually focused on driving financial improvement through a variety of cost savings initiatives. These initiatives are focused on reducing costs while at the same time improving the overall product we deliver to our customers. Since the beginning of 2008, we have significantly reduced our operating cost base through various programs including contract renegotiations, overhead rationalization, and fuel consumption reduction initiatives. We also typically hedge a majority of our near term fuel consumption in order to provide greater visibility of our fuel expense; as of June 30, 2011, we had hedged approximately 61% of our remaining 2011 projected fuel consumption. We have also reduced our maintenance expense as a result of our fleet renewal program, as younger, more modern ships are typically less costly to maintain than older ships. Beginning in early 2008, we reduced our capacity in the Hawaii market, re-flagging and relocating two of three ships, which significantly reduced crew payroll expenses aboard those ships creating substantial margin expansion. In addition, we expect the economies of scale from our two newbuild ships to drive further operating efficiencies over the long term.

Expand and Strengthen Our Product Distribution Channels

As part of our growth strategy, we are continually looking for ways to deepen and expand our customer sales channels. We restructured our sales and marketing organization, which included the hiring of two Senior Vice Presidents and five Vice Presidents, to provide better focus on distribution through four primary channels: retail/travel agent, direct, international, and CM&I.

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Retail/Travel Agent. We have implemented close to 100 individual projects specifically designed to improve our efficiency with the travel agency channels and our guests, ranging from more timely commission payments to aggressive call center quality monitoring. We also restructured our travel agent sales force, allowing us to more effectively support the larger accounts, which represent approximately 50% of our customers, with specific expertise and also gain access to a significantly larger number of travel partners through an outbound call center based in our Miami headquarters. We believe that our travel agent partners have witnessed a material improvement in our business practices and overall communication since the arrival of our new management team.

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Direct. We continue to grow our direct business through investments in our brand and our website as well as increasing our direct sales force. Passengers booking directly with us tend to book earlier and in premium category inventory which provides higher Net Yields.

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International. We have an international sales presence, with over 145 people in Europe and representatives covering Latin America, Australia and Asia. We are primarily focused on increasing our business in the European market, which has grown significantly in recent years but remains under-penetrated. In Europe, we now offer local itineraries year-round and our “Freestyle Cruising” has been well received. We are in the process of expanding our direct sales force in Europe which will allow us to develop our direct distribution in Europe in a manner similar to our U.S. operation. In support of this European strategy, we deployed our newest and most sophisticated ship, Norwegian Epic, in Europe for an extended summer season which began in May 2011. We are forging a closer distribution partnership with Genting HK, to develop product distribution across the Asia Pacific region.

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CM&I. Our CM&I business focuses on full ship Charters as well as corporate meeting and incentive travel. These sales often have very long lead times and generate a higher level of Net Yield than sales through our other channels.

Across every distribution channel we are undertaking a major effort to grow demand with a targeted sales and marketing program for our premium stateroom categories, including our balcony and other premium stateroom categories, with a particular emphasis on our suites and villa complexes, which have increased as a percentage of our total inventory as a result of our fleet renewal.

Our Fleet

Our ships are purpose-built ships that enable us to provide our customers with the ultimate “Freestyle Cruising” experience. Our ships have state-of-the-art passenger amenities, including up to 21 dining options together with hundreds of private balcony cabins on each ship. As of June 30, 2011, 48% of our cabins have private balconies representing a higher mix of outside cabins than the other contemporary brands. Private balcony cabins are very popular with passengers and offer the opportunity for increased revenue by allowing us to charge a premium. Five of our ships offer a complex of private courtyard villas, each with up to approximately 570 square feet, which provide personal butler service and exclusive access to a private courtyard area with private pools, sundeck, hot tubs, and fitness center. In addition, six of our ships have luxury garden villas with up to 6,694 square feet, making them the largest accommodations at sea. These luxury garden villas offer three separate bedroom areas, spacious living and dining room areas, as well as 24-hour, on-call butler and concierge service.

Continuing our tradition of new product development and the extension of the Norwegian Cruise Line brand, we took delivery of Norwegian Epic in June 2010. Norwegian Epic offers our passengers itineraries to the western and eastern Caribbean as well as Europe. The ship offers our customers a large aqua park, sports complex, two three-lane bowling alleys and our two-story Wii™ Wall. In addition, the ship features a spa facility and fitness center with more than 31,000 square feet. There are 21 dining options on Norwegian Epic offering one of the widest choices of dining experiences among the fleets of the Major North American Cruise Brands. Exclusive entertainment is offered aboard Norwegian Epic with the addition of brand new entertainment choices including Blue Man Group, Cirque Dreams & Dinner, Legends in Concert and Nickelodeon at Sea. We offer world-class entertainment in our jazz and blues club and our comedy club features the improvisational comedy troupe, The Second City. Norwegian Epic has been very well received by the market with the strongest bookings we have ever seen for a new ship, both in terms of price and volume. This positive reception has also benefited the rest of our fleet, which experienced significant bookings due to the uplift that Norwegian Epic has created for our brand overall. We believe the premium cabin mix of Norwegian Epic will drive further increases in Net Yield.

As further described in “—Our Business Strategies—Brand Expansion Through Disciplined Newbuild Program,” building on the successful launch of Norwegian Epic, we recently announced two new ships with approximately 4,000 Berths each, scheduled for delivery in the second quarter of 2013 and 2014, respectively.

Our Shareholders

Apollo

Apollo is a leading global alternative asset manager with offices in New York, Los Angeles, London, Frankfurt, Luxembourg, Singapore, Hong Kong and Mumbai. As of December 31, 2010, Apollo had assets under management of $67.6 billion invested in its private equity, capital markets and real estate businesses. Apollo owns a controlling interest in Prestige Cruises International, Inc. which operates through two distinct upscale cruise brands, Oceania Cruises and Regent Seven Seas Cruises. Apollo also has current investments in other travel and leisure companies, including Caesars Entertainment and AMC Entertainment and has in the past invested in Vail Resorts and Wyndham International and other hotel properties.

TPG Capital

TPG Capital is a leading private investment firm with $48 billion of assets under management as of June 30, 2011. TPG Capital has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, joint ventures and restructurings. TPG Capital seeks to invest in world-class franchises across a range of industries. Current investments include Caesars Entertainment, Neiman Marcus, Sabre, Energy Future Holdings (formerly TXU) and Univision. Past investments include Alltel, Burger King, Continental Airlines, Fairmont Raffles, Hotwire, Seagate and Texas Genco.

Genting HK

Genting HK was founded in 1993 and operates a leading cruise line in the Asia-Pacific region. Its headquarters are located in Hong Kong and it is represented in more than 20 locations worldwide, with offices and representatives in Asia, Australia, Europe, United Arab Emirates and the U.S. Genting HK currently has a fleet of seven ships, which offer various cruise itineraries in the Asia Pacific region.

Proposed Initial Public Offering

On October 26, 2010, we filed a registration statement on Form S-1 for an initial public offering of our equity securities, which was most recently amended on July 15, 2011. The most recent amendment was filed by Norwegian Cruise Line Holdings Ltd. (“Norwegian Holdings”), which will become the direct parent of NCL Corporation Ltd. upon consummation of the initial public offering. We intend to use the net proceeds from the initial public offering to (i) redeem up to $157.5 million in aggregate principal amount of our $450.0 million senior secured notes, (ii) redeem up to $87.5 million in aggregate principal amount of the Notes, (iii) pay redemption premiums of up to $26.8 million for the senior secured notes and the Notes, (iv) repay a portion of the amount outstanding under our $750.0 million senior secured revolving credit facility and (v) pay expenses associated with the initial public offering.

This represents our current intentions with respect to the use of the net proceeds of the initial public offering based upon our present plans and business conditions and no specific allocation of the net proceeds has yet been determined. Our determination of whether to use all or a portion of the net proceeds to redeem a portion of our $450.0 million senior secured notes and/or the Notes or to repay a portion of the amount outstanding under our $750.0 million senior secured revolving credit facility will depend on interest rates and the prices at which our $450.0 million senior secured notes and the Notes are being purchased and sold in the market (including relative to the redemption price for such notes) at or following the consummation of the initial public offering. Furthermore, there is no assurance regarding the timing of an initial public offering or whether it will be completed. If an initial public offering is postponed or not completed there will not be a material impact on our financial condition and the amounts outstanding with respect to the senior secured notes, the Notes and the senior secured revolving credit facility would remain outstanding rather than be repaid with the proceeds of the initial public offering. The terms of the agreements governing such debt do not require us to complete the initial public offering.

Corporate Structure and Corporate Reorganization

As of September 30, 2011 our corporate structure is as follows:

(1)	NCL Corporation Ltd. is the issuer of the Notes.
(2)	Certain other subsidiaries of NCL International, Ltd. and NCL America Holdings, LLC have been excluded in this presentation.
(3)	Breakaway One, Ltd. is intended to be the owner of one of the two New Ships.
(4)	Breakaway Two, Ltd. is intended to be the owner of one of the two New Ships.
(5)	In 2008 Pride of Hawai’i was re-flagged and renamed Norwegian Jade.

Corporate Reorganization

In connection with the consummation of the initial public offering, Norwegian Holdings will become the 100% owner and parent company of us (the “Corporate Reorganization”). The Corporate Reorganization will be effected solely for the purpose of reorganizing our corporate structure as described herein. Norwegian Holdings will not, prior to the completion of the Corporate Reorganization, conduct any activities other than those incidental to its formation and to preparations for the Corporate Reorganization and the initial public offering. Norwegian Holdings has only nominal assets and no liabilities prior to the consummation of the Corporate Reorganization and the initial public offering. Upon closing, its only assets will be 100% of the ordinary shares of NCL Corporation Ltd. and cash proceeds of the initial public offering not otherwise used or contributed to NCL Corporation Ltd. Also, as part of the Corporate Reorganization, (i) NCL Corporation Ltd.’s outstanding ordinary shares will be exchanged for Norwegian Holdings’ ordinary shares and (ii) Norwegian Holdings will issue an economically equivalent number of its ordinary shares, at an exchange formula based on the initial public offering price in the proposed initial public offering, in exchange for NCL Corporation Ltd.’s outstanding profits interests granted under the Profits Sharing Agreement, including the Ordinary Profits Units described below in “Compensation Discussion & Analysis.” See also “Management,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement.”

Additional Information

NCL Corporation Ltd. is incorporated under the laws of Bermuda. Our registered offices are located at Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda. Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida 33126. Our telephone number is (305) 436-4000. Our website is www.ncl.com. The information that appears on our website is not part of, and is not incorporated by reference into, this prospectus.

Summary of the Terms of the Exchange Offer

In connection with the issuance of the Old Notes on November 9, 2010, we entered into a registration rights agreement (as more fully described below) with the initial purchasers of the Old Notes, under which we agreed to deliver to you this prospectus and to consummate the exchange offer. You are entitled to exchange in the exchange offer your Old Notes for Exchange Notes which are identical in all material respects to the Old Notes except that:

•	the Exchange Notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

•	the Exchange Notes are not entitled to registration rights which are applicable to the Old Notes under the registration rights agreement; and

•	our obligation to pay additional interest on the Old Notes due to the failure to consummate the exchange offer by a specified date does not apply to the Exchange Notes.

The Exchange Offer	We are offering to exchange up to $250,000,000 aggregate principal amount of our registered 9.50% Senior Notes Due 2018 (the “Exchange Notes”), for a like principal amount of our 9.50% Senior Notes Due 2018, which were issued on November 9, 2010 (the “Old Notes”). Old Notes may be exchanged only in denominations of $2,000 and integral multiples of $1,000. For a more complete description of the exchange offer, see “The Exchange Offer.”

Resales of the Exchange Notes	Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the Exchange Notes issued pursuant to the exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

•	are acquiring the Exchange Notes in the ordinary course of business; and

•

have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in, a distribution of the Exchange Notes.

In addition, each participating broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer in exchange for Old Notes that were acquired as a result of market-making or other trading activity must also acknowledge that it (i) has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the Exchange Notes and (ii) will deliver a prospectus in connection with any resale of the Exchange Notes. For more information, see “Plan of Distribution.”

Any holder of Old Notes, including any broker-dealer, who

•	is our affiliate,

•	does not acquire the Exchange Notes in the ordinary course of its business, or

•	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of Exchange Notes,

cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the Exchange Notes.

Expiration Date; Withdrawal of Tenders	The exchange offer will expire at 5:00 p.m., New York City time, on November 10, 2011, or such later date and time to which we extend it. We do not currently intend to extend the expiration date. A tender of Old Notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which we may waive. For more information, see “The Exchange Offer—Certain Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes	If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the Old Notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold Old Notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any Exchange Notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the Exchange Notes;

•

if you are a broker-dealer that will receive Exchange Notes for your own account in exchange for Old Notes that were acquired as a result of market-making activities, that you (i) have not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the Exchange Notes and (ii) will deliver a prospectus, as required by law, in connection with any resale of the Exchange Notes; and

•

you are not our “affiliate” as defined in Rule 405 under the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Guaranteed Delivery Procedures	If you wish to tender your Old Notes and your Old Notes are not immediately available or you cannot deliver your Old Notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your Old Notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Old Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of, the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, we will not be obligated to pay additional interest as described in the registration rights agreement. If you are a holder of Old Notes and do not tender your Old Notes in the exchange offer, you will continue to hold such Old Notes and you will be entitled to all the rights and limitations applicable to the Old Notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

Consequences of Failure to Exchange	All untendered Old Notes will continue to be subject to the restrictions on transfer provided for in the Old Notes and in the indenture. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the Old Notes under the Securities Act.

Material Tax Consequences	The exchange of Old Notes for Exchange Notes in the exchange offer should not be a taxable transaction for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Consequences.” See also “Certain Bermuda Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the Exchange Notes in the exchange offer.

Registration Rights Agreement	We entered into a registration rights agreement with the initial purchasers of the notes on November 9, 2010. The registration rights agreement requires us to file the exchange offer registration statement of which this prospectus forms a part and contains customary provisions with respect to registration procedures, indemnity and contribution rights. This offering of the Exchange Notes is intended to satisfy certain of our obligations under the registration rights agreement.

Exchange Agent	U.S. Bank National Association is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent.”

Summary of the Terms of the Exchange Notes

The summary below describes the principal terms of the Exchange Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the Exchange Notes. We urge you to read this entire prospectus, including the “Risk Factors” section and the consolidated financial statements and related notes.

Issuer	NCL Corporation Ltd., a company incorporated under the laws of Bermuda.

Exchange Notes Offered	$250,000,000 aggregate principal amount of 9.50% Senior Notes due 2018.

Maturity Date	The Exchange Notes will mature on November 15, 2018.

Interest Rate	The Exchange Notes will accrue interest from the date of their issuance at a rate of 9.50% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, commencing on the first interest payment date following the completion of the exchange offer.

Ranking	The Exchange Notes will constitute our senior unsecured obligations. They will:

•	rank senior in right of payment to all of our future indebtedness that is expressly subordinated in right of payment to the Exchange Notes;

•	rank equally in right of payment with all of our existing and future liabilities that are not so subordinated (including, without limitation, guarantees of indebtedness of our subsidiaries);

•	be effectively subordinated to all of our and our subsidiaries’ existing and future secured indebtedness to the extent of the value of the assets securing such secured indebtedness; and

•

be structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries (other than indebtedness and liabilities owed to NCL Corporation Ltd., if any).

In the event of bankruptcy, liquidation, reorganization or other winding up of NCL Corporation Ltd. or our subsidiaries, the assets of NCL Corporation Ltd. or our subsidiaries that secure secured indebtedness (including the existing senior secured credit facilities, the newbuild credit facilities and the $450.0 million senior secured notes) will be available to pay obligations on the Exchange Notes only after all indebtedness under such secured indebtedness has been repaid in full from such assets. Therefore, although the Exchange Notes will be effectively subordinated to such secured indebtedness to the extent guaranteed (or issued) by one of our subsidiaries, and/or secured by the equity or assets of one of our subsidiaries, to the extent such collateral is not sufficient to satisfy such obligation, the creditors of such subsidiary will have a claim against NCL Corporation Ltd. that will rank effectively pari passu with the Exchange Notes. We cannot assure you that there will be sufficient assets remaining to pay amounts due on any or all of the Exchange Notes then outstanding.

As of the date of this prospectus, all of our existing senior secured credit facilities and the $450.0 million senior secured notes are, collectively, secured by all of the vessels owned by our subsidiaries.

As of June 30, 2011, we had $2,818.9 million in aggregate principal amount, face value, of outstanding secured indebtedness, including (i) $2,368.9 million aggregate principal amount of indebtedness under our existing senior secured credit facilities; and (ii) $450.0 million aggregate principal amount, face value, of our existing $450.0 million senior secured notes. In addition, we had $8.2 million of capital leases outstanding.

In addition, as of June 30, 2011, NCL Corporation Ltd. guaranteed $1,578.2 million of indebtedness of its subsidiaries, all of which ranks pari passu with the Exchange Notes. On the date the Exchange Notes are issued, they will not be guaranteed by any of our subsidiaries. See “Description of Notes—Ranking.”

As of April 2011, the aggregate appraised value of our cruise ships was $5,600.0 million. As of June 30, 2011, we had $2,818.9 million in indebtedness secured by these cruise ships.

See “Description of Notes—Ranking” and “Use of Proceeds.”

Optional Redemption	We may redeem the Notes, in whole or in part, at any time on or after November 15, 2014 at the redemption prices set forth in this prospectus. Prior to November 15, 2014, we may also redeem the Notes, in whole or in part, at a price equal to 100% of the principal amount of the notes redeemed plus any accrued and unpaid interest thereon and a “make whole premium.” See “Description of Notes—Optional Redemption.”

Optional Redemption After Certain Equity Offerings	At any time before November 15, 2013, we may redeem up to 35% of the aggregate principal amount of Notes with the net proceeds of certain equity offerings, so long as:

•	we pay 109.500% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of redemption;

•	we redeem the Notes within 90 days of completing the equity offering; and

•	at least 65% of the aggregate principal amount of Notes issued remains outstanding afterwards.

See “Description of Notes—Optional Redemption.”

Tax Redemption	If certain changes in the law of any relevant Tax Jurisdiction (as defined in “Description of Notes—Additional Amounts”) become effective that would impose withholding taxes or other deductions on the payments on the notes, we may redeem the notes in whole, but not in part, at any time, at a redemption price of 100% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date and all Additional Amounts (as defined in “Description of Notes—Additional Amounts”), (if any), which otherwise would be payable to the date of redemption. See “Description of Notes—Redemption for Changes in Taxes.”

Change of Control	If we experience a change of control (as defined in the indenture governing the Notes), we must give the holders of the Notes the opportunity to sell us their Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of Notes—Change of Control.”

Certain Covenants	The indenture governing the Notes will, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred shares;

•	create liens on certain assets to secure debt;

•	pay dividends or make other equity distributions;

•	purchase or redeem capital stock;

•	make certain investments;

•	sell certain assets;

•	agree to any restrictions on the ability of our restricted subsidiaries to make payments to us;

•	consolidate, merge, sell or otherwise dispose of all or substantially all our assets;

•	engage in certain transactions with affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

These covenants are subject to important exceptions and qualifications as described under “Description of Notes—Certain Covenants.”

Risk Factors

Investment in the Exchange Notes involves substantial risks. See “Risk Factors” immediately following this summary for a discussion of certain risks relating to an investment in the Exchange Notes.

Summary Consolidated Financial Data

The summary consolidated financial and operating data presented in the tables below should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In the table below, the consolidated balance sheets as of December 31, 2010, 2009 and 2008 and the related consolidated statements of operations and of cash flows for each of the three years in the period ended December 31, 2010 have been derived from our financial statements included elsewhere in this prospectus, with the exception of the consolidated balance sheet as of December 31, 2008 which is not included. In addition, the consolidated balance sheets as of June 30, 2011 and June 30, 2010 and the related consolidated statements of operations and of cash flows for each of the six month periods ended June 30, 2011 and 2010 and the notes thereto have been derived from our unaudited financial statements also appearing herein, with the exception of the consolidated balance sheet as of June 30, 2010 which is not included. The data as of and for the six months ended, in the opinion of management, contain all normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. Our financial data (unaudited) is also presented for the twelve months ended June 30, 2011. Historical results are not necessarily indicative of results that may be expected for any future period.

	Twelve Months Ended June 30,	Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2011	2011	2010	2010	2009	2008
Statement of operations data:
Revenue
Passenger ticket	$1,510,134	$725,343	$607,715	$1,392,506	$1,275,844	$1,501,646
Onboard and other	671,673	338,753	286,702	619,622	579,360	604,755

Total revenue	2,181,807	1,064,096	894,417	2,012,128	1,855,204	2,106,401

Cruise operating expense
Commissions, transportation and other	404,143	194,990	170,502	379,655	377,036	410,061
Onboard and other	166,144	83,087	70,080	153,137	158,330	182,817
Payroll and related	283,316	144,569	126,643	265,390	252,426	309,083
Fuel	230,913	120,610	96,907	207,210	162,683	258,262
Food	124,901	62,522	51,685	114,064	118,899	126,736
Other	249,469	121,368	99,741	227,842	220,080	291,522

Total cruise operating expense	1,458,886	727,146	615,558	1,347,298	1,289,454	1,578,481

Other operating expense
Marketing, general and administrative	271,582	133,169	125,985	264,398	241,676	299,827
Depreciation and amortization	186,205	92,767	76,753	170,191	152,700	162,565
Impairment loss(1)	—	—	—	—	—	128,775

Total other operating expense	457,787	225,936	202,738	434,589	394,376	591,167

Operating income (loss)	265,134	111,014	76,121	230,241	171,374	(63,247)

Non-operating income (expense)
Interest income	59	24	65	100	836	2,796
Interest expense, net of capitalized interest	(195,461)	(94,575)	(72,886)	(173,772)	(115,350)	(152,364)
Other income (expense)(2)	2,508	2,088	(34,372)	(33,952)	10,373	1,012

Total non-operating income (expense)	(192,894)	(92,463)	(107,193)	(207,624)	(104,141)	(148,556)

Net income (loss) as reported	$72,240	$18,551	$(31,072)	$22,617	$67,233	$(211,803)

	As of or for the Twelve Months Ended June 30,	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
(in thousands, except Other data)	2011	2011	2010	2010	2009	2008
Balance sheet data: (at end of period)
Cash and cash equivalents	$60,177	$60,177	$99,441	$55,047	$50,152	$185,717
Advance ticket sales	414,557	414,557	385,688	294,180	255,432	250,638
Total assets	5,606,109	5,606,109	5,538,421	5,563,513	4,811,348	5,047,141
Total debt	3,072,659	3,072,659	3,168,531	3,204,085	2,557,691	2,656,501
Total liabilities	3,836,985	3,836,985	3,877,357	3,831,845	3,106,797	3,497,342
Total shareholders’ equity	1,769,124	1,769,124	1,661,064	1,731,668	1,704,551	1,549,799
Cash flow data:
Net cash provided by (used in) operating activities	339,414	234,210	313,742	418,946	50,726	(23,297)
Net cash used in investing activities	(212,296)	(97,350)	(853,994)	(968,940)	(166,573)	(166,236)
Net cash provided by (used in) financing activities	(166,382)	(131,730)	589,541	554,889	(19,718)	334,959
Other financial measures:(3)
Ship Contribution(5)	722,921	336,950	278,859	664,830	565,750	527,920
Adjusted EBITDA(6)	454,863	205,373	155,255	404,745	332,533	285,950
Capital expenditures:
Maintenance	73,914	41,186	29,591	62,319	27,290	56,200
Newbuild	146,908	56,164	824,403	915,147	134,548	107,407
Other data:(3)
Passenger Cruise Days	10,221,094	5,030,805	4,368,760	9,559,049	9,243,154	9,503,839
Capacity Days	9,450,180	4,683,408	4,024,208	8,790,980	8,450,980	8,900,816
Occupancy Percentage	108.2%	107.4%	108.6%	108.7%	109.4%	106.8%
Gross Yield(4)	$230.87	$227.21	$222.26	$228.89	$219.53	$236.65
Net Yield(4)	$170.53	$167.83	$162.48	$168.28	$156.18	$170.04

(1)	In 2008, an impairment loss of $128.8 million was recorded as a result of the cancellation of a contract to build a ship (we refer you to our consolidated financial statements, Note 3 “Property and Equipment”).

(2)	For the six months ended June 30, 2011 the income was due to gains on fuel derivatives partially offset by losses on foreign exchange. In 2010, a loss of $33.1 million was recorded primarily due to losses on foreign exchange contracts associated with the financing of Norwegian Epic. In 2009 and 2008, foreign currency translation and interest rate swap gains (losses) of $(9.6) million and $101.8 million, respectively, were recorded primarily due to fluctuations in the euro/U.S. dollar exchange rate. In 2009 and 2008, these amounts were offset by the change in fair value of our fuel derivative contracts of $20.4 million and $(99.9) million, respectively.

(3)	We use certain non-GAAP financial measures, such as Ship Contribution, Adjusted EBITDA, Gross Yield, Net Yield and Net Revenue to enable us to analyze our performance. We utilize these financial measures to manage our business on a day-to-day basis and believe that they are the most relevant measures of our performance and some of these measures are commonly used in the cruise industry to measure performance. Our use of non-GAAP financial measures may not be comparable to other companies within our industry. We refer you to “Terms Used in This Prospectus.”

(4)	The following table is a reconciliation of total revenue to Net Revenue, Gross Yield and Net Yield:

	Twelve Months Ended June 30,	Six Months Ended June 30,		Year Ended December 31,
(in thousands, except Capacity Days and Yield data)	2011	2011	2010	2010	2009	2008
Passenger ticket revenue	$1,510,134	$725,343	$607,715	$1,392,506	$1,275,844	$1,501,646
Onboard and other revenue	671,673	338,753	286,702	619,622	579,360	604,755

Total revenue	2,181,807	1,064,096	894,417	2,012,128	1,855,204	2,106,401
Less:
Commissions, transportation and other expense	404,143	194,990	170,502	379,655	377,036	410,061
Onboard and other expense	166,144	83,087	70,080	153,137	158,330	182,817

Net Revenue(3)	$1,611,520	$786,019	$653,835	$1,479,336	$1,319,838	$1,513,523

Capacity Days	9,450,180	4,683,408	4,024,208	8,790,980	8,450,980	8,900,816
Gross Yield(3)	$230.87	$227.21	$222.26	$228.89	$219.53	$236.65
Net Yield(3)	$170.53	$167.83	$162.48	$168.28	$156.18	$170.04

(5)	The following table is a reconciliation of total revenue to Ship Contribution:

	Twelve Months Ended June 30,	Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2011	2011	2010	2010	2009	2008
Total revenue	$2,181,807	$1,064,096	$894,417	$2,012,128	$1,855,204	$2,106,401
Less:
Total cruise operating expense	1,458,886	727,146	615,558	1,347,298	1,289,454	1,578,481

Ship Contribution	$722,921	$336,950	$278,859	$664,830	$565,750	$527,920

(6)	We believe that Adjusted EBITDA is appropriate as a supplemental financial measure as it is used by management to assess operating performance, is a factor in the evaluation of the performance of management and is the primary metric used in determining the Company’s performance incentive bonus paid to its employees. We believe that Adjusted EBITDA is a useful measure in determining the Company’s performance as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments. Our use of Adjusted EBITDA may not be comparable to other companies.

The following table is a reconciliation of net income (loss) to Adjusted EBITDA:

	Twelve Months Ended June 30,	Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2011	2011	2010	2010	2009	2008
Net income (loss)	$72,240	$18,551	$(31,072)	$22,617	$67,233	$(211,803)
Interest, net	195,402	94,551	72,821	173,672	114,514	149,568
Depreciation and amortization	186,205	92,767	76,753	170,191	152,700	162,565
Impairment loss	—	—	—	—	—	128,775
Other (income) expense(a)	(2,508)	(2,088)	34,372	33,952	(10,373)	(1,012)
Legal fees and settlements(b)	—	—	—	—	1,500	12,723
Severance costs(c)	—	—	—	—	—	10,840
NCLA shutdown costs(d)	—	—	—	—	—	14,119
Norwegian Sky start-up expenses(e)	—	—	—	—	—	8,504
Consulting fees(f)	—	—	—	—	—	8,378
Other(g)	3,524	1,592	2,381	4,313	6,959	3,293

Adjusted EBITDA	$454,863	$205,373	$155,255	$404,745	$332,533	$285,950

(a)	Includes taxes, (gains)/losses on foreign currency, debt translation and derivatives and other (income) expense.
(b)	Includes a claim related to the S.S. Norway incident in 2003 and legal fees for credit facility amendments and the cancellation of a newbuild ship order.
(c)	Costs related to a severance agreement with our former Chief Executive Officer.
(d)	Costs in connection with the Hawaii restructuring, which were reimbursed by Genting HK pursuant to the RDA, (we refer you to “Certain Relationships and Related Party Transactions—The Reimbursement and Distribution Agreement”).
(e)	Costs incurred from the reflagging of Pride of Aloha from the U.S.-flagged fleet to the international fleet as Norwegian Sky.
(f)	Fees associated with the acquisition of our ordinary shares by the Apollo Funds.
(g)	Includes non-cash compensation and costs related to our Shipboard Retirement Plan in 2011 and 2010. Includes insurance claim recoveries and supplemental P&I insurance call, non-cash costs related to our Shipboard Retirement Plan and, beginning in 2009, management equity grants. Also includes costs related to a mechanical failure on one of our ships in 2009.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for each of the periods presented. In calculating this ratio, we take earnings to consist of income before the cumulative effect of a change in accounting principle plus fixed charges and exclude capitalized interest. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Ratio of earnings to fixed charges	1.08x	(1)	1.07x	1.4x	(1)	(1)	(1)

(1)	Additional earnings to cover fixed charges of $39.6 million, $225.4 million, $245.1 million and $153.6 million was necessary for the six months ended June 30, 2010 and the years ended December 31, 2008, 2007 and 2006, respectively.

RISK FACTORS

Investing in the Exchange Notes involves a high degree of risk. You should carefully consider the risks described below, as well as the other information contained in this prospectus, before deciding whether to participate in the exchange offer. Any of the following risks could materially adversely affect our business, financial condition or results of operations and prospects, which in turn could adversely affect our ability to pay the notes. In such case, you may lose all or part of your original investment.

Risks Related to the Exchange Offer

You may have difficulty selling the Old Notes that you do not exchange.

If you do not exchange your Old Notes for Exchange Notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your Old Notes described in the legend on your Old Notes. The restrictions on transfer of your Old Notes arise because we issued the Old Notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the Old Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the registration rights agreement, we do not intend to register the Old Notes under the Securities Act. The tender of Old Notes under the exchange offer will reduce the principal amount of the currently outstanding Old Notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding Old Notes that you continue to hold following completion of the exchange offer. See “The Exchange Offer—Consequences of Failure to Exchange.”

There is no public market for the Exchange Notes, and we do not know if a market will ever develop or, if a market does develop, whether it will be sustained. If an active market does not develop for the Exchange Notes, you may not be able to resell your Exchange Notes at a particular time or at favorable prices.

The Exchange Notes are a new issue of securities for which there is no existing trading market. Accordingly, we cannot assure you that a liquid market for the Exchange Notes will develop or, if developed, that it will continue or that you will be able to sell your Exchange Notes at a particular time or that the prices that you receive when you sell the Exchange Notes will be favorable.

We do not intend to apply for listing or quotation of the Exchange Notes on any securities exchange or automated quotation system. The liquidity of any market for the Exchange Notes is subject to a number of factors, including:

•	the number of holders of Exchange Notes ;

•	our operating performance and financial condition ;

•	our ability to complete the offer to exchange the Old Notes for the Exchange Notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the Exchange Notes; and

•	prevailing interest rates.

We understand that one or more of the initial purchasers with respect to the Old Notes presently intend to make a market in the Exchange Notes. However, they are not obligated to do so, and any market-making activity with respect to the Exchange Notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and may be limited during the exchange offer or the pendency of an applicable shelf registration statement. There can be no assurance that an active trading market will exist for the Exchange Notes or that any trading market that does develop will be liquid or sustained.

You must comply with the exchange offer procedures in order to receive new, freely tradable Exchange Notes.

Delivery of Exchange Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of book-entry transfer of Old Notes into the exchange agent’s account at DTC, as depositary, including an agent’s message (as defined herein). We are not required to notify you of defects or irregularities in tenders of Old Notes for Exchange Notes. Old Notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the registration rights agreement will terminate. See “The Exchange Offer—Procedures for Tendering” and “The Exchange Offer—Consequences of Failure to Exchange.”

Some holders who exchange their Old Notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your Old Notes in the exchange offer for the purpose of participating in a distribution of the Exchange Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risks Related to an Investment in the Notes

The Notes will be structurally subordinated to all liabilities of our subsidiaries.

The Notes will not be guaranteed by any of our subsidiaries. As a result, the Notes will be structurally subordinated to the indebtedness and other liabilities (including trade payables) of our subsidiaries. Therefore, the claims of creditors of our subsidiaries, including trade creditors, will have priority as to the assets of these subsidiaries. As of June 30, 2011, we and our subsidiaries have issued or guaranteed $2,818.9 million of outstanding secured indebtedness (excluding amounts due to affiliates and including all indebtedness issued or guaranteed by our subsidiaries). As of June 30, 2011, NCL Corporation Ltd. has guaranteed $1,578.2 million of indebtedness of its subsidiaries, all of which will rank pari passu with these Notes. In the event of a bankruptcy, liquidation or reorganization of any subsidiaries, these subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us. These subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes, or to make any funds available therefore, whether by dividends, loans, distributions or other payments. Any right that we have to receive any assets of any of these subsidiaries upon their liquidation or reorganization, and the consequent rights of holders of Notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors and holders of preferred equity interests of those subsidiaries.

Your right to receive payments on these Notes will be effectively subordinated to those lenders who have a security interest in NCL Corporation Ltd.’s assets.

NCL Corporation Ltd.’s obligations under the Notes will be unsecured. As a result, the Notes will be effectively subordinated to all of NCL Corporation Ltd.’s secured indebtedness to the extent of the value of the assets securing such indebtedness. NCL Corporation Ltd.’s obligations under our $750.0 million senior secured revolving credit facility and our €624.0 million Norwegian Pearl and Norwegian Gem revolving credit facility are secured in part by a security interest in substantially all of the assets of the respective subsidiary guarantors of such facilities as well as the equity interests in such subsidiary guarantors. If we default under our $750.0 million senior secured revolving credit facility or our €624.0 million Norwegian Pearl and Norwegian Gem revolving credit facility, including as a result of a bankruptcy or insolvency, the lenders under either facility could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the Notes, even if an event of default exists under the indenture governing the Notes at such time. In any such event, after satisfaction of NCL Corporation Ltd.’s secured creditors, its remaining assets, if any, may be insufficient to satisfy your claims fully. As of June 30, 2011, the aggregate amount of NCL Corporation Ltd.’s secured indebtedness was approximately $1,240.7 million (excluding guarantees of secured indebtedness of its subsidiaries).

The Notes will be obligations of a holding company that has no independent operations and is dependent on its subsidiaries for cash.

As a holding company, our investments in our operating subsidiaries constitute all of our operating assets. Our subsidiaries generally conduct all of our consolidated operations and own substantially all of our consolidated assets. As a result, we must rely on dividends and other advances and transfers of funds from our subsidiaries to meet our debt service and other obligations. The ability of our subsidiaries to pay dividends or make other advances and transfers of funds will depend on their respective results of operations and may be restricted by, among other things, applicable laws limiting the amount of funds available for payment of dividend and agreements of those subsidiaries.

We are permitted to create unrestricted subsidiaries, which generally will not be subject to any of the covenants in the indenture, and we may not be able to rely on the cash flow or assets of those unrestricted subsidiaries to pay our indebtedness.

Unrestricted subsidiaries will generally not be subject to the covenants under the indenture. Unrestricted subsidiaries may enter into financing arrangements that limit their ability to make loans or other payments to fund payments in respect of the Notes. Accordingly, we may not be able to rely on the cash flow or assets of unrestricted subsidiaries to pay any of our indebtedness, including the Notes. See “Description of Notes” for further information.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Notes.

Any default under the agreements governing our indebtedness, including a default under our existing senior secured credit facilities or our $450.0 million senior secured notes, that is not waived by the required holders of indebtedness, and the remedies sought by the holders of such indebtedness could leave us unable to pay principal, premium, if any, or interest on the Notes and could substantially decrease the market value of the Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, or interest on such indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our existing senior secured credit facilities), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our revolving credit facilities could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against the assets securing such facility and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek waivers from the required lenders under our existing senior secured credit facilities to avoid being in default. If we breach our covenants under our existing senior secured credit facilities or our $450.0 million senior secured notes, we may not be able to obtain waivers from the required holders of indebtedness. If this occurs, we would be in default under our existing senior secured credit facilities and our $450.0 million senior secured notes, as applicable, and the holders of any such indebtedness could exercise their rights as described above, and we could be forced into bankruptcy or liquidation.

Federal and state statutes allow courts, under specific circumstances, to void notes and require note holders to return payments received.

If we become a debtor in a case under the U.S. Bankruptcy Code or encounter other financial difficulty, under federal or state fraudulent transfer law, a court may void, subordinate or otherwise decline to enforce the

Notes. A court might do so if it is found that when we issued the Notes, or in some states when payments became due under the Notes, we received less than reasonably equivalent value or fair consideration and either:

•	were insolvent or rendered insolvent by reason of such incurrence;

•	were left with inadequate capital to conduct our business; or

•	believed or reasonably should have believed that we would incur debts beyond our ability to pay.

The court might also void an issuance of Notes without regard to the above factors, if the court found that we issued the Notes with actual intent to hinder, delay or defraud our creditors.

A court would likely find that we did not receive reasonably equivalent value or fair consideration for the Notes, if we did not substantially benefit directly or indirectly from the issuance of the Notes. If a court were to void the issuance of the Notes you would no longer have any claim against us. Sufficient funds to repay the Notes may not be available from other sources. In addition, the court might direct you to repay any amounts that you already received from us.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we would be considered insolvent if:

•	the sum of our debts, including contingent liabilities, was greater than the fair saleable value of all of our assets;

•

if the present fair saleable value of our assets was less than the amount that would be required to pay our probable liability on our existing debts, including contingent liabilities, as they become absolute and mature; or

•	we could not pay our debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that we, after giving effect to the issuance the Notes, will not be insolvent, will not have unreasonably small capital for the business in which we are engaged and will not have incurred debts beyond our ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

Substantially all of our other material indebtedness will mature or require significant amortization prior to the maturity of the Notes.

The Notes will mature on November 15, 2018. Our $750.0 million senior secured revolving credit facility, our existing $450.0 million senior secured notes, our €308.1 million Pride of Hawai’i loan, our $334.1 million Norwegian Jewel loan, our €258.0 million Pride of America loan, our €40.0 million Pride of America commercial loan and the term loan components of the Newbuild Financing Arrangements we have received commitments for will mature prior to the maturity of the Notes. In addition, our €624.0 million Norwegian Pearl and Norwegian Gem revolving credit facility and our €662.9 Norwegian Epic loan require significant amortization payments prior to the maturity of the Notes. Therefore, we will be required to repay, in full or in part, substantially all of our other creditors on our material indebtedness before we are required to repay a portion of the interest due on, and the principal of, the Notes. As a result, we may not have sufficient cash to repay all amounts owing on the Notes at maturity. There can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay or refinance such amounts.

We may not be able to repurchase the Notes upon a change of control.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus, without duplication, accrued and unpaid interest and additional interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of or that restrictions in our existing senior secured credit facilities or other indebtedness will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture. See “Description of Notes—Change of Control.”

We are not a U.S. entity, and the enforcement of the Notes, or of judgments predicated upon the civil liability provisions of the U.S. federal securities laws, may be subject to the uncertainties of a foreign legal system.

We are a company organized under the laws of Bermuda. In addition, certain of our subsidiaries are organized outside the U.S. Certain of our directors and officers are resident outside of the U.S. A substantial portion of our assets and the assets of such individuals are located outside the U.S. As a result, it may not be possible for investors to effect service of process upon us or upon such persons within the U.S. or to enforce against us or them in U.S. courts judgments obtained in U.S. courts, including relating to the enforcement of the Notes or predicated upon the civil liability provisions of the U.S. federal securities laws.

With respect to enforcing a judgment obtained in respect of the Notes, a final and conclusive judgment of the U.S. courts against a company, under which a sum of money is payable (not being a sum of money payable in respect of multiple damages, or a fine, penalty tax or other charge of a like nature), may be the subject of enforcement proceedings in the Supreme Court of Bermuda under the common law doctrine of obligation by action on the debt evidenced by the U.S. court’s judgment. We have also been advised by counsel in Bermuda that the current position with respect to judgments of the U.S. courts (which may be subject to change) is that, on general principles, such proceedings would be expected to be successful provided that: (a) the U.S. court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in Bermuda and (b) the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to natural justice and is not based on an error in Bermuda law.

Furthermore, we have been advised by counsel in Bermuda that the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, will not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

Based on the foregoing, we have been advised by counsel in Bermuda that there is no certainty as to the enforceability in Bermuda, either in original actions or in actions for enforcement of judgments of U.S. courts regarding the enforcement of the Notes, or of judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

If the Notes are rated investment grade at any time by both Standard & Poor’s Ratings Service and Moody’s Investors Service, Inc., most of the restrictive covenants contained in the indenture governing the Notes will be suspended.

If, at any time, the credit rating on the Notes, as determined by both Standard & Poor’s Ratings Service or Moody’s Investors Service, Inc., are rated investment grade, and no default has occurred and is continuing under the indenture then, we will not be subject to most of the restrictive covenants contained in the indenture governing the Notes. As a result, you may have less credit protection than you will at the time the Notes are issued. In the event that one or both of the ratings later drops below investment grade, we will thereafter again be subject to such restrictive covenants.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments.

We are highly leveraged with a high level of variable rate debt, and our level of indebtedness could limit cash flow available for our operations and could adversely affect our financial condition, operations, prospects and flexibility. As of June 30, 2011, we had approximately $3.1 billion of total debt. See “Capitalization.”

Our substantial indebtedness could:

•	limit our ability to borrow money for our working capital, capital expenditures, development projects, debt service requirements, strategic initiatives or other purposes;

•

make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness thereby reducing funds available to us for other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	make us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	make us more vulnerable to downturns in our business or the economy;

•	restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;

•	restrict us from taking certain actions by means of restrictive covenants;

•	make our credit card processors seek more restrictive terms in respect of our credit card arrangements; and

•	expose us to the risk of increased interest rates as certain of our borrowings are at a variable rate of interest.

Based on our June 30, 2011 outstanding variable rate debt balance, a one percentage point increase in annual LIBOR interest rates would increase our annual interest expense by approximately $20 million, excluding the effects of capitalization of interest. In addition, future financings we may undertake may also provide for rates that fluctuate with prevailing interest rates.

The agreements governing our indebtedness, including the indenture governing the Notes, contain restrictions that limit our flexibility in operating our business.

The agreements governing our indebtedness, including the indenture governing the Notes, contain, and any instruments governing future indebtedness of ours would likely contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our and our subsidiaries’ ability to, among other things:

•	incur additional debt or issue certain preference shares;

•	pay dividends on or make distributions in respect of our share capital or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

We have pledged a significant portion of our assets as collateral under our existing debt agreements. If any of the holders of our indebtedness accelerate the repayment of such indebtedness, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Under our existing debt agreements we are required to satisfy and maintain specified financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control, and there can be no assurance that we will meet those ratios. A failure to comply with the covenants contained in our existing debt agreements could result in an event of default under the agreements, which, if not cured or waived, could have a material adverse affect on our business, financial condition and results of operations. In the event of any default under our existing debt agreements, the holders of our indebtedness thereunder:

•	will not be required to lend any additional amounts to us, if applicable;

•	could elect to declare all indebtedness outstanding, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit, if applicable; or

•	could require us to apply all of our available cash to repay such indebtedness.

Such actions by the holders of our indebtedness could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the holders of our indebtedness under our existing senior secured credit facilities could proceed against the collateral granted to them to secure that indebtedness.

If the indebtedness under our existing debt agreements were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

Despite our substantial indebtedness, we may still be able to incur significantly more debt. This could intensify the risks described above.

We and our subsidiaries may be able to incur substantial indebtedness at any time from time to time in the future. Although the terms of the agreements governing our indebtedness contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to satisfy our debt obligations will depend upon, among other things:

•

our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control; and

•

our future ability to borrow under certain of our existing senior secured credit facilities, the availability of which depends on, among other things, our complying with the covenants in such existing senior secured credit facilities.

We cannot assure you that our business will generate sufficient cash flow from operations, or that we will be able to draw under certain of our existing senior secured credit facilities or otherwise, in an amount sufficient to fund our liquidity needs.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. Neither our shareholders nor any of their respective affiliates has any continuing obligation to provide us with debt or equity financing.

The impact of volatility and disruptions in the global credit and financial markets may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees and therefore could adversely affect our financial condition and results of operations.

There can be no assurance that we will be able to borrow additional money on terms as favorable as our current debt, on commercially acceptable terms, or at all. As a result of the recent global credit crisis, certain financial institutions have filed for bankruptcy, have sold some or all of their assets, or may be looking to enter into a merger or other transaction with another financial institution. Consequently, some of the counterparties under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees may be unable to perform their obligations or may breach their obligations to us under our contracts with them, which could include failures of financial institutions to fund required borrowings under our loan agreements and to pay us amounts that may become due under our derivative contracts and other agreements. Also, we may be limited in obtaining funds to pay amounts due to our counterparties under our derivative contracts and to pay amounts that may become due under other agreements. If we were to elect to replace any counterparty for their failure to perform their obligations under such instruments, we would likely incur significant costs to replace the counterparty. Any failure to replace any counterparties under these circumstances may result in additional costs to us or an ineffective instrument.

Risk Factors Related To Our Business

The adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, fuel price increases, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence.

The demand for cruises is affected by international, national and local economic conditions. Adverse changes in the perceived or actual economic climate, such as higher fuel prices, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of discretionary income or consumer confidence in the countries from which we source our guests. For example, the worldwide economic downturn has had an adverse effect on consumer confidence and discretionary income resulting in decreased demand and price discounting. We cannot predict the duration or magnitude of this downturn or the timing or strength of economic recovery. If the downturn continues for an extended period of time or worsens, we could experience a prolonged period of decreased demand and price discounting. In addition, the economic downturn has and may continue to adversely impact our suppliers, which can result in disruptions in service and financial losses.

An increase in cruise capacity.

Historically, cruise capacity has grown to meet the growth in demand. According to CLIA, North American cruise capacity, in terms of Berths, has increased from 2000 through 2010 at a compound annual growth rate of 6.7%. CLIA estimates that between 2011 and 2014, the North America based CLIA member line fleet will increase by approximately 14 ships, representing a compound annual capacity growth of 3.1%. In order to profitably utilize this new capacity, the cruise industry will likely need to improve its percentage share of the U.S. population who has cruised at least once, which is approximately 24%, according to CLIA. If there is an industry-wide increase in capacity without a corresponding increase in public demand, we, as well as the entire cruise industry, could experience reduced occupancy rates and/or be forced to discount our prices. In addition, increased cruise capacity could impact our ability to retain and attract qualified shipboard employees, including officers, at competitive levels and, therefore, increase our shipboard employee costs.

We face intense competition from other cruise companies as well as non-cruise vacation alternatives and we may not be able to compete effectively.

We face intense competition from other cruise companies, primarily with the other Major North American Cruise Brands, which together comprise approximately 90% of the North American cruise market as measured by total Berths. These brands include Carnival Cruise Lines and Royal Caribbean International which comprise the contemporary segment and Holland America, Princess Cruises and Celebrity Cruises which are part of the premium segment. As of December 31, 2010, Norwegian Cruise Line accounted for approximately 12% of the Major North American Cruise Brands’ capacity in terms of Berths. We compete against all of these operators principally on the quality of our ships, our differentiated product offering, selection of our itineraries and value proposition of our cruises. We also face competition for many itineraries from other cruise operators as well as competition from non-cruise vacation alternatives. In the event we do not compete effectively, our business could be adversely affected.

Increases in fuel prices or other cruise operating costs.

Fuel costs accounted for 15.4% of our total cruise operating expense in 2010, 12.6% in 2009 and 16.4% in 2008. Future increases in the cost of fuel globally would increase the cost of our cruise ship operations. In addition, we could experience increases in other cruise operating costs due to market forces and economic or political instability beyond our control.

Conducting business internationally may result in increased costs and risks.

We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks, including political risks, risks of increase in duties and taxes, risks relating to anti-bribery laws, as well as changes in laws and policies affecting cruising, vacation or maritime businesses, or governing the operations of foreign-based companies. Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks. Additional risks include interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings.

Terrorist acts, acts of piracy, armed conflict and threats thereof, and other international events impacting the security of travel could adversely affect the demand for cruises.

Past acts of terrorism have had an adverse effect on tourism, travel and the availability of air service and other forms of transportation. The threat or possibility of future terrorist acts, an outbreak of hostilities or armed conflict abroad or the possibility thereof, the issuance of travel advisories by national governments, and other geo-political uncertainties have had in the past and may again in the future have an adverse impact on the demand for cruises and consequently the pricing for cruises. Decreases in demand and reduced pricing in response to such decreased demand would adversely affect our business by reducing our profitability.

We rely on external distribution channels for passenger bookings, and major changes in the availability of external distribution channels could undermine our customer base.

In 2010, the majority of our passengers on our fleet booked their cruises through independent travel agents. In the event that the travel agent distribution channel is adversely impacted by the worldwide economic downturn, or other reason, this could reduce the distribution channels available for us to market and sell our cruises and we could be forced to increase the use of alternative distribution channels.

We rely on scheduled commercial airline services for passenger connections, and increases in the price of, or major changes or reduction in, commercial airline services could undermine our customer base.

A number of our passengers depend on scheduled commercial airline services to transport them to ports of embarkation for our cruises. Increases in the price of airfare, due to increases in fuel prices or other factors, would increase the overall vacation cost to our customers and may adversely affect demand for our cruises. Changes in commercial airline services as a result of strikes, weather or other events, or the lack of availability due to schedule changes or a high level of airline bookings could adversely affect our ability to deliver passengers to our cruises and/or increase our cruise operating expense.

Any delays in the construction and delivery of a cruise ship, including any termination or breach of contract or any repairs and refurbishments of one of our ships.

Delays in the construction, repair, refurbishment and delivery of a cruise ship can occur as a result of events such as insolvency, work stoppages, other labor actions or “force majeure” events experienced by our shipbuilders and other such companies that are beyond our control. Any termination or breach of contract following such an event may result in, among other things, the forfeiture of prior deposits or payments made by us, potential claims and impairment of losses. A significant delay in the delivery of a new ship, or a significant performance deficiency or mechanical failure of a new ship, particularly in light of decreasing availability of Dry-dock facilities, could have an adverse effect on our business.

Future epidemics and viral outbreaks.

Public perception about the safety of travel and adverse publicity related to passenger or crew illness, such as incidents of H1N1, stomach flu, or other contagious diseases, may impact demand for cruises. If any wide-ranging health scare should occur, our business would likely be adversely affected.

The political environment in certain countries where we operate is uncertain and our ability to operate our business as we have in the past may be restricted.

We operate in waters and call at ports throughout the world, including geographic regions that, from time to time, have experienced political and civil unrest as well as insurrection and armed hostilities. Adverse international events could affect demand for cruise products generally and could have an adverse effect on us.

Adverse incidents involving cruise ships.

The operation of cruise ships carries an inherent risk of loss caused by adverse weather conditions, maritime disaster, including, but not limited to, oil spills and other environmental mishaps, fire, mechanical failure, collisions, human error, war, terrorism, piracy, political action, civil unrest and insurrection in various countries and other circumstances or events. Any such event may result in loss of life or property, loss of revenue or increased costs. The operation of cruise ships also involves the risk of other incidents at sea or while in port, including missing passengers, inappropriate crew or passenger behavior and onboard crimes, that may bring into question passenger safety, may adversely affect future industry performance and may lead to litigation against us. Although we place passenger safety as the highest priority in the design and operation of our fleet, we have experienced accidents and other incidents involving our cruise ships and there can be no assurance that similar events will not occur in the future. It is possible that we could be forced to cancel a cruise or a series of cruises due to these factors or incur increased port related and other costs resulting from such adverse events. Any such event involving our cruise ships or other passenger cruise ships may adversely affect passengers’ perceptions of safety or result in increased governmental or other regulatory oversight. An adverse judgment or settlement in respect of any of the ongoing claims against us may also lead to negative publicity about us. Anything that damages our reputation (whether or not justified), including adverse publicity about passenger safety, could have an adverse impact on demand, which could lead to price discounting and a reduction in our sales.

There can be no assurance that all risks are fully insured against or that any particular claim will be fully paid. Such losses, to the extent they are not adequately covered by contractual remedies or insurance, could affect our financial results. In addition, we have been and continue to be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity coverage for tort liability. Our payment of these calls could result in significant expenses to us which could reduce our cash flows. If we were to sustain significant losses in the future, our ability to obtain insurance coverage or coverage at commercially reasonable rates could be materially adversely affected.

Amendments to the collective bargaining agreements for crew members of our fleet.

Currently, we are a party to six collective bargaining agreements. Three of these agreements were recently renegotiated and are in effect through 2014. The three remaining collective bargaining agreements are scheduled to expire in 2018. Any amendments to such collective bargaining agreements in favor of the union members may increase labor costs.

Unavailability of ports of call.

We believe that attractive port destinations are a major reason why passengers choose to go on a particular cruise or on a cruise vacation. The availability of ports is affected by a number of factors, including, but not limited to, existing capacity constraints, security concerns, adverse weather conditions and natural disasters, financial limitations on port development, local governmental regulations and local community concerns about port development and other adverse impacts on their communities from additional tourists. Any limitations on the availability of our ports of call could adversely affect our business.

The loss of key personnel or our inability to recruit or retain qualified personnel.

We rely upon the ability, expertise, judgment, discretion, integrity and good faith of our senior management team. Our success is dependent upon our personnel and our ability to recruit and retain high quality employees. We must continue to recruit, retain and motivate management and other employees sufficient to maintain our current business and support our projected growth. The loss of services of any of the key members of our management team could have a material adverse effect on our business. See “Management” for additional information about our management personnel.

The leadership of our President and Chief Executive Officer, Mr. Sheehan, and other executive officers has been a critical element of our success. The death or disability of Mr. Sheehan or other extended or permanent loss of his services, or any negative market or industry perception with respect to him or arising from his loss, could have a material adverse effect on our business. Our other executive officers and other members of senior management have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect us. We are not protected by key man or similar life insurance covering members of our senior management. We have employment agreements with our executive officers, but these agreements do not guarantee that any given executive will remain with us.

We are controlled by certain of our shareholders, whose interests may not be aligned with ours.

All of our voting ordinary shares are held by affiliates of Genting HK, the Apollo Funds and the TPG Viking Funds. If the proposed initial public offering of Norwegian Holdings and related Corporate Reorganization are consummated, we expect that those parties or their affiliates would continue to control a majority of Norwegian Holdings’ ordinary shares. The shareholders’ agreement governing the relationship among those parties gives the Apollo Funds effective control over our affairs and policies, subject to certain limitations. Genting HK and the Apollo Funds also control the election of our Board of Directors, the appointment of management, the entering into of mergers, sales of substantially all of our assets and other material transactions.

Our directors have been appointed by one of Genting HK or the Apollo Funds. The members affiliated with Genting HK and the Apollo Funds have the authority, on our behalf and subject to the terms of our debt, to issue additional shares, implement share repurchase programs, declare dividends, pay advisory fees and make other material decisions, and they may have an interest in our doing so. Furthermore, Genting HK engages in the cruise line industry and leisure, entertainment and hospitality activities and Apollo and TPG Capital are in the business of making investments in companies and one or more of them has now and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us, as well as businesses that represent major customers of our business. Genting HK, Apollo and/or TPG Capital may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as the individuals affiliated with our current shareholders continue to control a significant amount of our outstanding voting ordinary shares, our shareholders will continue to be able to strongly influence or effectively control our decisions.

Risks Related to the Regulatory Environment in which We Operate

Future changes in applicable tax laws, or our inability to take advantage of favorable tax regimes.

We believe and have taken the position that our income that is considered to be derived from the international operation of ships, as well as certain income that is considered to be incidental to such income (“shipping income”), is exempt from U.S. federal income taxes under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”), based upon certain assumptions as to shareholdings and other information as more fully described in “Business—Taxation of the Company—Exemption of Operating Income from U.S. Federal Income Taxation.” The provisions of Section 883 of the Code are subject to change at any time, possibly with retroactive effect.

The U.S.-source portion of our income that is not shipping income (including our U.S.-flagged operations under the NCL America brand) is generally subject to federal corporate income taxation on a net basis (generally at a 35% rate) and state and local taxes, and our effectively connected earnings and profits may also be subject to an additional branch profits tax of 30% (the “net tax regime”). Currently, these taxes, if any, would generally be imposed on our shareholders. We are permitted to distribute funds to our shareholders to pay such taxes, or in some cases, pursuant to Section 1446 of the Code, we may withhold such taxes at the partnership level. However, if Norwegian Holdings’ initial public offering is consummated (as discussed below), we will pay such taxes directly.

We believe and have taken the position that substantially all of our income currently derived from the international operation of ships is properly categorized as shipping income and that we currently do not have a material amount of non-qualifying income. It is possible, however, that a much larger percentage of our income does not qualify (or will not qualify) as shipping income. Moreover, even if our interpretation of Section 883 of the Code is correct, because we are currently treated as a partnership for U.S. federal income tax purposes, the exemption for shipping income is based on our shareholders satisfying complex stock ownership tests under Section 883 of the Code as described in “Business—Taxation of the Company—Exemption of Operating Income from U.S. Federal Income Taxation.” There are factual circumstances beyond our control, including changes in the direct and indirect owners of our shares, that could cause our shareholders to lose the benefit of this tax exemption. Finally, any changes in our operations could significantly increase our exposure to either the net tax regime or the four percent tax regime, as defined below (either by increasing our permitted tax distributions to our shareholders and/or our required withholding in respect of shareholder level taxes, or by increasing our taxes directly (if Norwegian Holdings’ initial public offering is consummated)), and we can give no assurances on this matter.

If any of our shareholders were to fail to qualify for the exemption under Section 883 of the Code, such shareholder’s U.S. source shipping income would be subject to either the net tax regime or to a four percent tax of gross income provided under Section 887 of the Code (the “four percent tax regime”). See “Business—Taxation of the Company—Taxation of Operating Income: In General.”

If Norwegian Holdings’ initial public offering is consummated, we would become a corporation for U.S. federal income tax purposes. At such time, we (as opposed to our shareholders) would be required to satisfy the complex stock ownership tests under Section 883 of the Code. If we or any of our subsidiaries were not to qualify for the exemption under Section 883 of the Code, our or such subsidiary’s U.S. source shipping income would be subject to either the net tax regime or the four percent regime (as discussed above). We expect that we and our subsidiaries will satisfy the stock ownership tests imposed under Section 883 following an initial public offering and therefore expect that we will qualify for the exemption under Section 883. However, as discussed above, there are factual circumstances beyond our control that could cause us to not meet the stock ownership tests. Therefore, we can give no assurances on this matter. See “Business—Taxation of the Company—Exemption of Operating Income from U.S. Federal Income Taxation.”

We may be subject to state, local and non-U.S. income or non-income taxes in various jurisdictions, including those in which we transact business, own property or reside. We may be required to file tax returns in some or all of those jurisdictions. Our state, local or non-U.S. tax treatment may not conform to the U.S. federal income tax treatment discussed above. We may be required to pay non-U.S. taxes on dispositions of foreign property or operations involving foreign property that may give rise to non-U.S. income or other tax liabilities in amounts that could be substantial.

The various tax regimes to which we are currently subject result in a relatively low effective tax rate on our world-wide income. These tax regimes, however, are subject to change. Moreover, we may become subject to new tax regimes and may be unable to take advantage of favorable tax provisions afforded by current or future law.

We are subject to complex laws and regulations, including environmental laws and regulations, which could adversely affect our operations and any changes in the current laws and regulations could lead to increased costs or decreased revenue.

Some environmental groups have lobbied for more extensive oversight of cruise ships and have generated negative publicity about the cruise industry and its environmental impact. Increasingly stringent federal, state, local and international laws and regulations on environmental protection and health and safety of workers could affect our operations. The U.S. Environmental Protection Agency, the IMO, the Council of the European Union and individual states are considering, as well as implementing, new laws and rules to manage cruise ship waste. In addition, many aspects of the cruise industry are subject to governmental regulation by the U.S. Coast Guard as well as international treaties such as the SOLAS, MARPOL, the Standard of Training Certification and Watchkeeping for Seafarers (“STCW”) and its recently adopted conventions in ship manning. International regulations regarding ballast water and security levels are currently pending. Additionally, the U.S. and various state and foreign government or regulatory agencies have enacted or are considering new environmental regulations or policies, such as requiring the use of low sulfur fuels, increasing fuel efficiency requirements or further restricting emissions. Compliance with such laws and regulations may entail significant expenses for ship modification and changes in operating procedures which could adversely impact our operations as well as our competitors’ operations. In addition, the state of Alaska approved stringent regulations in 2008 concerning waste water discharge. In 2010, Alaska issued a final permit that regulates discharges of treated wastewater from cruise ships for the summer tourist seasons running from 2010 to 2012. The permit provides for the cruise companies to gather data on performance of new shipboard environmental control systems that will allow a scientific review committee to advise state officials on improving the regulations. The Maritime Labor Convention 2006 will become international law when the prerequisite number of countries ratify. It will regulate many aspects of maritime crew labor and will impact the worldwide sourcing of new crewmembers.

These issues are, and we believe will continue to be, an area of focus by the relevant authorities throughout the world. This could result in the enactment of more stringent regulation of cruise ships that would subject us to increasing compliance costs in the future.

By virtue of our operations in the U.S., the U.S. Federal Maritime Commission (“FMC”) requires us to maintain a third party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. The FMC has proposed rules that would significantly increase the amount of our required guarantees and accordingly our cost of compliance. There can be no assurance that such an increase in the amount of our guarantees, if required, would be available to us. For additional discussion of the FMC’s proposed requirements, we refer you to “Business—Regulatory Issues.”

In 2007, the state of Alaska implemented taxes which have impacted the cruise industry operating in Alaska. It is possible that other states, countries or ports of call that our ships regularly visit may also decide to assess new taxes or fees or change existing taxes or fees specifically applicable to the cruise industry and its employees and/or guests, which could increase our operating costs and/or could decrease the demand for cruises.

The Passenger Shipping Association (“PSA”) has issued a legal requirement for us to maintain a security guarantee based on cruise business originated from the United Kingdom.

Changes in health, safety, security and other regulatory issues.

We are subject to various international, national, state and local health, safety and security laws and regulations. For additional discussion of these requirements, we refer you to “Business—Regulatory Issues.” Changes in existing legislation or regulations and the imposition of new requirements could adversely affect our business.

Implementation of U.S. federal regulations, requiring U.S. citizens to obtain passports for seaborne travel to all foreign destinations, could adversely affect our business. Many cruise customers may not currently have passports or may not obtain a passport card (previously known as the People Access Security Service Card, or PASS Card) as an alternative to a passport. This card was created to meet the documentary requirements of the Western Hemisphere Travel Initiative. Applications for the card have been accepted since February 1, 2008 and the cards were made available to the public beginning in July 2008. As of June 1, 2009, all U.S. citizens returning to the U.S. via land or sea borders must provide a PASS Card or U.S. Passport.

If the initial public offering of Norwegian Holdings is consummated and assuming that it would list its shares on NASDAQ, we expect Norwegian Holdings to be a “controlled company” within the meaning of the rules of NASDAQ and, as a result, Norwegian Holdings would qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

If the initial public offering of Norwegian Holdings is consummated and assuming that Norwegian Holdings would list its ordinary shares on NASDAQ, we expect that Genting HK, the Apollo Funds and the TPG Viking Funds would together control a majority of Norwegian Holdings’ ordinary shares. As a result, Norwegian Holdings would be a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under the rules of NASDAQ, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of its Board of Directors consists of independent directors;

•	the requirement that it have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

If Norwegian Holdings’ initial public offering is consummated, Norwegian Holdings intends to utilize these exemptions. As a result, Norwegian Holdings would not have a majority of independent directors nor would it be required to have any independent directors on its nominating and governance committee and compensation committee, and it would not be required to have an annual performance evaluation of the nominating and governance committee and compensation committee. Accordingly, Norwegian Holdings’ shareholders would not have the same protections afforded to shareholders of companies that are subject to the general corporate governance requirements (without giving effect to the “controlled company” exemptions) of NASDAQ.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the U.S. federal securities laws. All statements other than statements of historical facts in this prospectus, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are forward-looking statements. Many, but not all of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•

the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively;

•

our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and incur substantial indebtedness in the future;

•	changes in fuel prices or other cruise operating costs;

•	the risks associated with operating internationally;

•	the continued borrowing availability under our credit facilities and compliance with our financial covenants;

•	our ability to incur significantly more debt despite our substantial existing indebtedness;

•

the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivatives, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	the impact of any future changes relating to how travel agents sell and market our cruises;

•	the impact of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	the impact of the spread of contagious diseases;

•

accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•

our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms;

•	the continued availability of attractive port destinations;

•	the control of our Company by certain of our shareholders whose interests may not be aligned with ours;

•	the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations;

•	the lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide;

•	the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives;

•	changes in interest rates and/or foreign currency rates;

•	increases in our future fuel expenses related to implementing recently proposed IMO regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	our ability to attain and maintain any price increases for our products;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations;

•	the impact of weather and natural disasters; and

•	other factors set forth under “Risk Factors.”

The above examples are not exhaustive and new risks emerge from time to time. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We have entered into a registration rights agreement with the initial purchasers of the Old Notes, in which we agreed to file a registration statement relating to an offer to exchange the Old Notes for Exchange Notes. The registration statement of which this prospectus forms a part was filed in compliance with this obligation. We also agreed to use our commercially reasonable efforts to file the registration statement with the SEC and to cause it to become effective under the Securities Act. The Exchange Notes will have terms substantially identical to the Old Notes except that the Exchange Notes will not contain terms with respect to transfer restrictions and registration rights and additional interest payable for the failure to consummate the exchange offer by the dates set forth in the registration rights agreement. Old Notes in an aggregate principal amount of $250,000,000 were issued on November 9, 2010.

Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the Old Notes and to keep the shelf registration statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

•	the exchange offer is not permitted by applicable law or SEC policy due to any changes in law or applicable interpretations thereof from the SEC’s staff;

•	if for any reason a registration statement relating to the exchange offer is not declared effective within 365 days after November 9, 2010;

•

if any initial purchaser so requests after consummation of the registered exchange offer with respect to the Old Notes not eligible to be exchanged for the Exchange Notes and held by it following the consummation of the exchange offer; or

•

if any holder that participates in the exchange offer does not receive freely transferable Exchange Notes in exchange for tendered Old Notes and so requests after the consummation of the registered exchange offer.

Each holder of Old Notes that wishes to exchange such Old Notes for transferable Exchange Notes in the exchange offer will be required to make the following representations:

•	any Exchange Notes to be received by it will be acquired in the ordinary course of its business;

•

it has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution (within the meaning of Securities Act) of the Exchange Notes in violation of the Securities Act;

•

it is not our “affiliate,” as defined in Rule 405 under the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act; and

•

if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the Exchange Notes and if such holder is a broker-dealer, that it will receive Exchange Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities and such holder will acknowledge that it (i) has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute such Exchange Notes and (ii) will deliver a prospectus in connection with any resale of such Exchange Notes.

In addition, each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that Exchange Notes issued in the exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such Exchange Notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such Exchange Notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the Exchange Notes:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of Exchange Notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the Old Notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it (i) has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the Exchange Notes and (ii) will deliver a prospectus in connection with any resale of the Exchange Notes. Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of Exchange Notes. We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resale of the Exchange Notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any Old Notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Old Notes surrendered under the exchange offer. Old Notes may be tendered only in denominations of $2,000 and in integral multiples of $1,000.

The form and terms of the Exchange Notes will be substantially identical to the form and terms of the Old Notes except the Exchange Notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to become effective, a registration statement. The Exchange Notes will evidence the same debt as the Old Notes. The Exchange Notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding Old Notes. Consequently, both the Exchange Notes and the Old Notes will be treated as a single class of debt securities under the indenture.

The exchange offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.

As of the date of this prospectus, $250,000,000 in aggregate principal amount of the Old Notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of Old Notes. There will be no fixed record date for determining registered holders of Old Notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC. Old Notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the Old Notes.

We will be deemed to have accepted for exchange properly tendered Old Notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from us and delivering Exchange Notes to such holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Old Notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Certain Conditions to the Exchange Offer.”

Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Old Notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time on November 10, 2011, unless we extend it in our sole discretion.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify in writing or by public announcement the registered holders of Old Notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any Old Notes in connection with the extension of the exchange offer;

•

to extend the exchange offer or to terminate the exchange offer and to refuse to accept Old Notes not previously accepted if any of the conditions set forth below under “—Certain Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•

subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice or public announcement thereof to the registered holders of Old Notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of Old Notes of such amendment, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change. If we terminate this exchange offer as provided in this prospectus before accepting any Old Notes for exchange or if we amend the terms of this exchange offer in a manner that constitutes a fundamental change in the information set forth in the registration statement of which this prospectus forms a part, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part. In addition, we will in all events comply with our obligation to make prompt payment for all Old Notes properly tendered and accepted for exchange in the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Certain Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any Exchange Notes for, any Old Notes, and we may terminate the exchange offer as provided in this prospectus before accepting any Old Notes for exchange if in our reasonable judgment:

•

the Exchange Notes to be received will not be tradable by the holder without restriction under the Securities Act or the Exchange Act, and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of Old Notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•

any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the Old Notes of any holder that has not made:

•	the representations described under “—Purpose and Effect of the Exchange Offer”, “—Procedures for Tendering” and “Plan of Distribution”, and

•

such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the Exchange Notes under the Securities Act.

We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any Old Notes by giving written notice of such extension to the registered holders of the Old Notes. During any such extensions, all Old Notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any Old Notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any Old Notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the Old Notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times except that all conditions to the exchange offer must be satisfied or waived by us prior to the expiration of the exchange offer. If we fail at any time to exercise any of the foregoing rights, that failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offer. Any waiver by us will be made by written notice or public announcement to the registered holders of the Notes.

In addition, we will not accept for exchange any Old Notes tendered, and will not issue Exchange Notes in exchange for any such Old Notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Procedures for Tendering

Only a holder of Old Notes may tender such Old Notes in the exchange offer. To tender in the exchange offer, a holder must:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition:

•	the exchange agent must receive Old Notes along with the letter of transmittal; or

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such Old Notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of Old Notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send us the letter of transmittal or Old Notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners’ behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its Old Notes, either:

•	make appropriate arrangements to register ownership of the Old Notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of Old Notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the Old Notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any Old Notes listed on the Old Notes, such Old Notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the Old Notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the Old Notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering Old Notes that are the subject of such book-entry confirmation;

•

such participant has received and agrees to be bound by the terms of the letter of transmittal (or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

•	the agreement may be enforced against such participant.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes. Our determination will be final and binding. We reserve the absolute right to reject any Old Notes not properly tendered or any Old Notes the acceptance of which would, in the opinion of our counsel, be unlawful. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Old Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Old Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date or termination of the exchange offer, as applicable.

In all cases, we will issue Exchange Notes for Old Notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	Old Notes or a timely book-entry confirmation of such Old Notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the letter of transmittal, each tendering holder of Old Notes will represent that, among other things:

•	any Exchange Notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the Exchange Notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the Exchange Notes;

•

if the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities, that it (i) has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute such Exchange Notes and (ii) will deliver a prospectus, as required by law, in connection with any resale of such Exchange Notes; and

•

the holder is not our “affiliate”, as defined in Rule 405 of the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

In addition, each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it (i) has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute such Exchange Notes and (ii) will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC’s system may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of Old Notes who are unable to deliver confirmation of the book-entry tender of their Old Notes into the exchange agent’s account at DTC or all other documents of transmittal to the exchange agent on or prior to the expiration date must tender their Old Notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders wishing to tender their Old Notes but whose Old Notes are not immediately available or who cannot deliver their Old Notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of such Old Notes and the principal amount of Old Notes tendered;

•	stating that the tender is being made thereby; and

•

guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the Old Notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered Old Notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of Old Notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•

the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “—Exchange Agent”; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the Old Notes to be withdrawn;

•	identify the Old Notes to be withdrawn, including the principal amount of such Old Notes; and

•	where certificates for Old Notes have been transmitted, specify the name in which such Old Notes were registered, if different from that of the withdrawing holder.

If certificates for Old Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. We will deem any Old Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any Old Notes that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such Old Notes will be credited to an account maintained with DTC for Old Notes) promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time prior to the expiration date.

Exchange Agent

U.S. Bank National Association has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

For Delivery by Hand, Overnight Delivery,	By Facsimile Transmission
Registered or Certified Mail:	(for eligible institutions only):
U.S. Bank National Association 60 Livingston Avenue St. Paul, Minnesota 55107 Attention: Specialized Finance	(651) 495-8158 Attention: Specialized Finance To Confirm by Telephone or for Information Call: (800) 934-6802

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail, however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

Our expenses in connection with the exchange offer include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of Old Notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Old Notes tendered;

•	tendered Old Notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of Old Notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their Old Notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register Exchange Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of Old Notes who do not exchange their Old Notes for Exchange Notes under the exchange offer, including as a result of failing to timely deliver Old Notes to the exchange agent, together with all required documentation, including a properly completed and signed letter of transmittal, will remain subject to the restrictions on transfer of such Old Notes:

•

as set forth in the legend printed on the Old Notes as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the Old Notes.

In addition, you will no longer have any registration rights or be entitled to additional interest with respect to the Old Notes.

In general, you may not offer or sell the Old Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the Old Notes under the Securities Act. Based on interpretations of the SEC staff, Exchange Notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the Exchange Notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the Exchange Notes:

•	could not rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

After the exchange offer is consummated, if you continue to hold any Old Notes, you may have difficulty selling them because there will be fewer Old Notes outstanding.

Accounting Treatment

We will record the Exchange Notes in our accounting records at the same carrying value as the Old Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered Old Notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any Old Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered Old Notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive in exchange Old Notes in like principal amount, which will be cancelled and as such will not result in any increase in our indebtedness.

The net proceeds from the $250.0 million of Old Notes issued on November 9, 2010, after the initial purchasers’ discount and estimated fees and expenses, were approximately $241.9 million. We used the net proceeds from the offering to repay portions of certain of our secured indebtedness, including certain of our senior secured credit facilities and certain of our capital leases.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2011.

You should read this table in conjunction with our consolidated financial statements and the related notes which are included elsewhere in this prospectus as well as the sections entitled “Selected Consolidated Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of June 30, 2011
(in millions)
Total cash (excluding restricted cash)	$60.2

Total existing senior secured credit facilities(1)	$2,368.9
$450.0 million senior secured notes(2)	450.0

Total secured debt	$2,818.9
9.50% senior notes	250.0
Capital leases	8.2

Total debt	$3,077.1
Shareholders’ equity	1,769.1

Total capitalization	$4,846.2

(1)	Includes amounts outstanding under our Newbuild credit facilities, our $750.0 million senior secured revolving credit facility, our €624.0 million Norwegian Pearl and Norwegian Gem revolving credit facility, our €308.1 million Pride of Hawai’i loan, our $334.1 million Norwegian Jewel loan, our €258.0 million Pride of America loan, our €40.0 million Pride of America commercial loan, and our €662.9 million Norwegian Epic loan. For a description of our existing senior secured credit facilities, see “Description of Other Indebtedness.”
(2)	Does not reflect original issue discount of $4.4 million.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The data for the six months ended June 30, 2011 and 2010 has been derived from our unaudited financial statements included elsewhere in this prospectus with the exception of the consolidated balance sheet as of June 30, 2010 which is not included and which, in the opinion of management, contain all normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The data, as it relates to each of the years 2006 through 2010, has been derived from annual financial statements, including our audited consolidated balance sheets as of December 31, 2010 and 2009 and the related consolidated statements of operations and of cash flows for each of the three years in the period ended December 31, 2010 and the notes thereto appearing elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with GAAP in the U.S.

	Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2011	2010	2010	2009	2008	2007	2006
Statement of operations data:
Revenue
Passenger ticket	$725,343	$607,715	$1,392,506	$1,275,844	$1,501,646	$1,575,851	$1,442,628
Onboard and other	338,753	286,702	619,622	579,360	604,755	601,043	537,313

Total revenue	1,064,096	894,417	2,012,128	1,855,204	2,106,401	2,176,894	1,979,941

Cruise operating expense
Commissions, transportation and other	194,990	170,502	379,655	377,036	410,061	497,301	487,294
Onboard and other	83,087	70,080	153,137	158,330	182,817	204,768	186,240
Payroll and related	144,569	126,643	265,390	252,426	309,083	374,291	354,929
Fuel	120,610	96,907	207,210	162,683	258,262	193,173	164,530
Food	62,522	51,685	114,064	118,899	126,736	120,633	102,324
Other	121,368	99,741	227,842	220,080	291,522	306,853	275,697

Total cruise operating expense	727,146	615,558	1,347,298	1,289,454	1,578,481	1,697,019	1,571,014

Other operating expense
Marketing, general and administrative	133,169	125,985	264,398	241,676	299,827	287,093	249,250
Depreciation and amortization	92,767	76,753	170,191	152,700	162,565	148,003	119,097
Impairment loss(1)	—	—	—	—	128,775	2,565	8,000

Total other operating expense	225,936	202,738	434,589	394,376	591,167	437,661	376,347

Operating income (loss)	111,014	76,121	230,241	171,374	(63,247)	42,214	32,580

Non-operating income (expense)
Interest income	24	65	100	836	2,796	1,384	3,392
Interest expense, net of capitalized interest	(94,575)	(72,886)	(173,772)	(115,350)	(152,364)	(175,409)	(136,478)
Other income (expense)(2)	2,088	(34,372)	(33,952)	10,373	1,012	(95,151)	(30,393)

Total non-operating income (expense)	(92,463)	(107,193)	(207,624)	(104,141)	(148,556)	(269,176)	(163,479)

Net income (loss)	$18,551	$(31,072)	$22,617	$67,233	$(211,803)	$(226,962)	$(130,899)

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
(in thousands, except operating data)	2011	2010	2010	2009	2008	2007	2006
Balance sheet data:
Assets
Cash and cash equivalents	$60,177	$99,441	$55,047	$50,152	$185,717	$40,291	$63,530
Property and equipment, net	4,643,864	4,613,368	4,639,281	3,836,127	4,119,222	4,243,872	3,816,292
Total assets	5,606,109	5,538,421	5,563,513	4,811,348	5,047,141	5,033,698	4,629,624

Liabilities and shareholders’ equity
Advance ticket sales	414,557	385,688	294,180	255,432	250,638	332,802	314,050
Other current liabilities	298,377	260,908	280,900	235,020	558,683	291,509	298,768
Current portion of long-term debt	132,982	143,583	78,237	3,586	182,487	191,172	154,638
Long-term debt	2,939,677	3,024,948	3,125,848	2,554,105	2,474,014	2,977,888	2,405,357
Other long-term liabilities	51,392	62,230	52,680	58,654	31,520	4,801	1,744
Total shareholders’ equity(3)	1,769,124	1,661,064	1,731,668	1,704,551	1,549,799	1,235,526	1,455,067

Operating data:
Passengers Carried	747,080	635,687	1,404,137	1,318,441	1,270,281	1,304,385	1,153,844
Passenger Cruise Days	5,030,805	4,368,760	9,559,049	9,243,154	9,503,839	9,857,946	8,807,632
Capacity Days	4,683,408	4,024,208	8,790,980	8,450,980	8,900,816	9,246,715	8,381,445
Occupancy Percentage	107.4%	108.6%	108.7%	109.4%	106.8%	106.6%	105.1%

Other financial data:
Net cash provided by (used in) operating activities	234,210	313,742	418,946	50,726	(23,297)	36,331	147,504
Net cash used in investing activities	(97,350)	(853,994)	(968,940)	(166,573)	(166,236)	(581,578)	(756,245)
Net cash provided by (used in) financing activities	(131,730)	589,541	554,889	(19,718)	334,959	522,008	611,855
Additions to property and equipment	(97,350)	(853,994)	(977,466)	(161,838)	(163,607)	(582,837)	(809,403)

(1)	In 2008, an impairment loss of $128.8 million was recorded as a result of the cancellation of a contract to build a ship (we refer you to our consolidated financial statements Note 3 “Property and Equipment”), in 2007, an impairment loss of $2.6 million was recorded as a result of a write-down relating to the sale of Oceanic, formerly known as Independence; and in 2006, an impairment loss of $8.0 million was recorded as a result of a write-down relating to the Orient Lines tradename.

(2)	For the six months ended June 30, 2011 the income was due to gains on fuel derivatives partially offset by losses on foreign exchange. In 2010, a loss of $33.1 million was recorded primarily due to losses on foreign exchange contracts associated with the financing of Norwegian Epic. In 2009, 2008, 2007 and 2006, foreign currency translation and interest rate swap gains (losses) of $(9.6) million, $101.8 million, $(94.5) million, and $(38.9) million, respectively, were recorded primarily due to fluctuations in the euro/U.S. dollar exchange rate. In 2009 and 2008, these amounts were offset by the change in fair value of our fuel derivative contracts of $20.4 million and $(99.9) million, respectively.

(3)	In 2009, we received $100.0 million from our shareholders and issued 1,000,000 additional ordinary shares of $.0012 par value to our shareholders pro rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of December 31, 2009 (we refer you to “Consolidated Statements of Changes in Shareholders’ Equity” and Note 5 “Related Party Disclosures”) in our notes to our consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Non-GAAP financial measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and Adjusted EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

As our business includes the sourcing of passengers and deployment of vessels outside of North America, a portion of our revenue and expenses are denominated in foreign currencies, particularly euro and British pound sterling, which are subject to fluctuations in currency exchange rates versus our reporting currency, the U.S. dollar. In order to monitor results excluding these fluctuations, we calculate certain non-GAAP measures on a Constant Currency basis whereby current period revenue and expenses denominated in foreign currencies are converted to U.S. dollars using currency exchange rates of the comparable period. We believe that presenting these non-GAAP measures on both a reported and Constant Currency basis is useful in providing a more comprehensive view of trends in our business.

We believe that Adjusted EBITDA is appropriate as a supplemental financial measure as it is used by management to assess operating performance, is a factor in the evaluation of the performance of management and is the primary metric used in determining the Company’s performance incentive bonus paid to its employees. We believe that Adjusted EBITDA is a useful measure in determining the Company’s performance as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments. Our use of Adjusted EBITDA may not be comparable to other companies.

Our non-GAAP financial measures may not be comparable to other companies within our industry. Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the “Results of Operations” section.

Overview

Revenue from our cruise and cruise-related activities are categorized by us as “passenger ticket revenue” and “onboard and other revenue.” Passenger ticket revenue and onboard and other revenue vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenue is seasonal based on demand for cruises, which has historically been strongest during the summer months.

Passenger ticket revenue primarily consists of revenue for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and includes revenue for service charges and air and land transportation to and from the ship to the extent passengers purchase these items from us.

Onboard and other revenue primarily consists of revenue from gaming, beverage sales, specialty dining, shore excursions, retail sales and spa services. We record onboard revenue from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a share of their revenue.

Our cruise operating expense is classified as follows:

•

Commissions, transportation and other primarily consists of direct costs associated with passenger ticket revenue. These costs include travel agent commissions, air and land transportation expenses, related credit card fees, costs associated with service charges and certain port expenses.

•

Onboard and other primarily consists of direct costs that are incurred in connection with onboard and other revenue. These include costs incurred in connection with shore excursions, beverage sales and gaming.

•	Payroll and related consists of the cost of wages and benefits for shipboard employees.

•	Fuel includes fuel costs, the impact of certain fuel hedges, and fuel delivery costs.

•	Food consists of food costs for passengers and crew.

•	Other consists of maintenance and repairs (including Dry-dock costs), ship insurance, ship Charter costs and other ship expenses.

Critical accounting policies

Our consolidated financial statements have been prepared in accordance with GAAP in the U.S. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. We rely on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to make these estimates and judgments. Actual results could differ materially from these estimates. We believe that the following critical accounting policies affect the significant estimates used in the preparation of our consolidated financial statements. These critical accounting policies, which are presented in detail in the notes to our audited consolidated financial statements, relate to ship accounting, asset impairment and contingencies.

Ship accounting

Ships represent our most significant assets, and we record them at cost less accumulated depreciation. Depreciation of ships is computed on a straight-line basis over the estimated service lives of primarily 30 years after a 15% reduction for the estimated residual value of the ship. Improvement costs that we believe add value to our ships are capitalized to the ship and depreciated over the improvements’ estimated useful lives. Maintenance and repairs activities are charged to expense as incurred. We account for Dry-dock costs under the direct expense method which requires us to expense all Dry-dock costs as incurred.

We determine the useful life of our ships based primarily on our estimates of the average useful life of the ships’ major component systems, such as cabins, main diesels, main electric, superstructure and hull. In addition, we consider the impact of anticipated changes in the vacation market and technological conditions and historical useful lives of similarly-built ships. Given the large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. Should certain factors or circumstances cause us to revise our estimate of ship service lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as maintenance and repairs costs could increase, partially offset by a decrease in depreciation expense. If we reduced our estimated average 30-year ship service life by one year, depreciation expense for the year ended December 31, 2010 would have increased by $4.6 million. In addition, if our ships were estimated to have no residual value, depreciation expense for the same period would have increased by $23.2 million.

We believe our estimates for ship accounting are reasonable and our methods are consistently applied. We believe that depreciation expense is based on a rational and systematic method to allocate our ships’ costs to the periods that benefit from the ships’ usage.

Asset impairment

We review our long-lived assets, principally ships, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in our evaluation of potential impairment and then compare the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections considered necessary. The estimation of fair value is generally measured by discounting expected future cash flows at discount rates commensurate with the risk involved.

Goodwill and other indefinite-lived assets, principally trade names, are reviewed for impairment on an annual basis or earlier if there is an event or change in circumstances that would indicate that the carrying value of these assets could not be fully recovered.

We believe our estimates and judgments with respect to our long-lived assets, principally ships, and goodwill and other indefinite-lived intangible assets are reasonable. Nonetheless, if there was a material change in assumptions used in the determination of such fair values or if there is a material change in the conditions or circumstances that influence such assets, we could be required to record an impairment charge.

Contingencies

Periodically, we assess potential liabilities related to any lawsuits or claims brought against us or any asserted claims, including tax, legal and/or environmental matters. Although it is typically very difficult to determine the timing and ultimate outcome of such actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we take into consideration estimates of the amount of insurance recoveries, if any. In accordance with the guidance on accounting for contingencies, we accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recoveries, although we believe that our estimates and judgments are reasonable, it is possible that certain matters may be resolved for amounts materially different from any estimated provisions or previous disclosures.

Results of operations

We reported total revenue, total cruise operating expense, operating income (loss) and net income (loss) as shown in the following table (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
Total revenue	$1,064,096	$894,417	$2,012,128	$1,855,204	$2,106,401

Total cruise operating expense	$727,146	$615,558	$1,347,298	$1,289,454	$1,578,481

Operating income (loss)	$111,014	$76,121	$230,241	$171,374	$(63,247	)(1)

Net income (loss)	$18,551	$(31,072)	$22,617	$67,233	$(211,803	)(1)

(1)	Includes an impairment loss of $128.8 million as a result of the cancellation of a contract to build a ship.

The following table sets forth operating data as a percentage of revenue:

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
Revenue
Passenger ticket	68.2%	67.9%	69.2%	68.8%	71.3%
Onboard and other	31.8%	32.1%	30.8%	31.2%	28.7%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Cruise operating expense
Commissions, transportation and other	18.3%	19.1%	18.9%	20.3%	19.5%
Onboard and other	7.8%	7.8%	7.6%	8.5%	8.7%
Payroll and related	13.6%	14.1%	13.2%	13.6%	14.7%
Fuel	11.3%	10.8%	10.3%	8.8%	12.3%
Food	5.9%	5.8%	5.7%	6.4%	6.0%
Other	11.5%	11.2%	11.3%	11.9%	13.8%

Total cruise operating expense	68.4%	68.8%	67.0%	69.5%	75.0%

Other operating expense
Marketing, general and administrative	12.5%	14.1%	13.1%	13.0%	14.2%
Depreciation and amortization	8.7%	8.6%	8.5%	8.2%	7.7%
Impairment loss	—%	—%	—%	—%	6.1	%(1)

Total other operating expense	21.2%	22.7%	21.6%	21.2%	28.0%

Operating income (loss)	10.4%	8.5%	11.4%	9.3%	(3.0	)%(1)

Non-operating income (expense)
Interest income	—%	—%	—%	—%	0.1%
Interest expense, net of capitalized interest	(8.9)%	(8.1)%	(8.6)%	(6.2)%	(7.2)%
Other income (expense)	0.2%	(3.8)%	(1.7)%	0.5%	—%

Total non-operating income (expense)	(8.7)%	(11.9)%	(10.3)%	(5.7)%	(7.1)%

Net income (loss)	1.7%	(3.4)%	1.1%	3.6%	(10.1	)%(1)

(1)	Includes an impairment loss of $128.8 million as a result of the cancellation of a contract to build a ship.

The following table sets forth selected statistical information:

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009		2008
Passengers Carried	747,080	635,687	1,404,137	1,318,441	(1)	1,270,281
Passenger Cruise Days	5,030,805	4,368,760	9,559,049	9,243,154		9,503,839
Capacity Days	4,683,408	4,024,208	8,790,980	8,450,980		8,900,816
Occupancy Percentage	107.4%	108.6%	108.7%	109.4%		106.8%

(1)	Passengers Carried increased in 2009 primarily due to the three and four-night itinerary of Norwegian Sky compared to the seven-night itinerary with Pride of Aloha in 2008.

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Six Months Ended June 30,			Year Ended December 31,
	2011	2011 Constant Currency	2010	2010	2009	2008
Passenger ticket revenue	$725,343	$721,220	$607,715	$1,392,506	$1,275,844	$1,501,646
Onboard and other revenue	338,753	338,753	286,702	619,622	579,360	604,755

Total revenue	1,064,096	1,059,973	894,417	2,012,128	1,855,204	2,106,401
Less:
Commissions, transportation and other expense	194,990	193,841	170,502	379,655	377,036	410,061
Onboard and other expense	83,087	83,087	70,080	153,137	158,330	182,817

Net Revenue	$786,019	$783,045	$653,835	$1,479,336	$1,319,838	$1,513,523

Capacity Days	4,683,408	4,683,408	4,024,208	8,790,980	8,450,980	8,900,816
Gross Yield	$227.21	$226.33	$222.26	$228.89	$219.53	$236.65
Net Yield	$167.83	$167.20	$162.48	$168.28	$156.18	$170.04

Gross Cruise Cost, Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Six Months Ended June 30,			Year Ended December 31,
	2011	2011 Constant Currency	2010	2010	2009	2008
Total cruise operating expense	$727,146	$726,222	$615,558	$1,347,298	$1,289,454	$1,578,481
Marketing, general and administrative expense	133,169	132,456	125,985	264,398	241,676	299,827

Gross Cruise Cost	860,315	858,678	741,543	1,611,696	1,531,130	1,878,308
Less:
Commissions, transportation and other expense	194,990	193,841	170,502	379,655	377,036	410,061
Onboard and other expense	83,087	83,087	70,080	153,137	158,330	182,817

Net Cruise Cost	582,238	581,750	500,961	$1,078,904	$995,764	$1,285,430

Less:
Fuel	120,610	120,610	96,907	207,210	162,683	258,262

Net Cruise Cost Excluding Fuel	$461,628	$461,140	$404,054	871,694	833,081	1,027,168

Capacity Days	4,683,408	4,683,408	4,024,208	8,790,980	8,450,980	8,900,816
Gross Cruise Cost per Capacity Day	$183.69	$183.34	$184.27	$183.34	$181.18	$211.03
Net Cruise Cost per Capacity Day	$124.32	$124.22	$124.49	$122.73	$117.83	$144.42
Net Cruise Cost Excluding Fuel per Capacity Day	$98.57	$98.46	$100.41	$99.16	$98.58	$115.40

Adjusted EBITDA was calculated as follows (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
Net income (loss)	$18,551	$(31,072)	$22,617	$67,233	$(211,803)
Interest, net	94,551	72,821	173,672	114,514	149,568
Depreciation and amortization	92,767	76,753	170,191	152,700	162,565
Impairment loss	—	—	—	—	128,775
Other (income) expense(a)	(2,088)	34,372	33,952	(10,373)	(1,012)
Legal fees and settlements(b)	—	—	—	1,500	12,723
Severance costs(c)	—	—	—	—	10,840
NCLA shutdown costs(d)	—	—	—	—	14,119
Norwegian Sky start-up expenses(e)	—	—	—	—	8,504
Consulting fees(f)	—	—	—	—	8,378
Other(g)	1,592	2,381	4,313	6,959	3,293

Adjusted EBITDA	$205,373	$155,255	$404,745	$332,533	$285,950

(a)	Includes taxes, (gains)/losses on foreign currency, debt translation and derivatives and other (income) expense.
(b)	Includes a claim related to the S.S. Norway incident in 2003 and legal fees for credit facility amendments and the cancellation of a newbuild ship order.
(c)	Costs related to a severance agreement with our former Chief Executive Officer.
(d)	Costs in connection with the Hawaii restructuring, which were reimbursed by Genting HK pursuant to the RDA (we refer you to “Certain Relationships and Related Party Transactions—The Reimbursement and Distribution Agreement”).
(e)	Costs incurred from the reflagging of Pride of Aloha from the U.S.-flagged fleet to the international fleet as Norwegian Sky.
(f)	Fees associated with the acquisition of our ordinary shares by the Apollo Funds.
(g)	Includes non-cash compensation and costs related to our Shipboard Retirement Plan in 2011 and 2010. Includes insurance claim recoveries and supplemental P&I insurance call, non-cash costs related to our Shipboard Retirement Plan and, beginning in 2009, management equity grants. Also includes costs related to a mechanical failure on one of our ships in 2009.

Six months ended June 30, 2011 (“2011”) compared to six months ended June 30, 2010 (“2010”)

Revenue

Total revenue increased 19.0% in 2011 compared to 2010. Net Revenue increased 20.2% in 2011, primarily due to an increase in Capacity Days of 16.4% and an increase in Net Yield of 3.3%. The increase in Capacity Days was due to the addition of Norwegian Epic to the fleet in late June 2010. The increase in Net Yield was due to an increase in passenger ticket pricing and onboard revenue which was primarily due to an increase in net revenue from our gaming operations, spa services and specialty restaurants. On a Constant Currency basis, Net Yield increased 2.9% in 2011 compared to 2010.

Expense

Total cruise operating expense increased 18.1% in 2011 compared to 2010 primarily related to an increase in Capacity Days as described above and higher ship operating expenses. The increase in ship operating expenses was primarily due to an increase in fuel expense as a result of an 11.8% increase in average fuel price to $557 per metric ton in 2011 from $498 in 2010. Total other operating expense increased 11.4% compared to 2010 due to an increase in depreciation expense related to Norwegian Epic which entered service in late June 2010. Net Cruise Cost increased 16.2% in 2011 primarily due to an increase in Capacity Days. On a Capacity Day basis. Net Cruise Cost was unchanged due to increases in fuel expense and Dry-dock expense substantially offset by lower general and administrative expenses. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 1.8%. On a Constant Currency basis, Net Cruise Cost per Capacity Day remained relatively unchanged and excluding fuel expense decreased 1.9%.

Interest expense, net of capitalized interest, increased to $94.6 million in 2011 from $72.9 million in 2010 primarily due to an increase in average outstanding borrowings related to the financing of Norwegian Epic. Other income (expense) was $2.1 million in 2011 compared to $(34.4) million in 2010. The income in 2011 was primarily due to gains on fuel derivatives partially offset by losses on foreign exchange. The expense in 2010 was primarily due to losses on foreign exchange contracts associated with, the financing of Norwegian Epic.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenue

Total revenue increased 8.5% in 2010 compared to 2009. Net Revenue increased 12.1% in 2010, primarily due to an increase in Net Yield of 7.7% and an increase in Capacity Days of 4.0%. The increase in Net Yield was due to an increase in passenger ticket pricing and onboard revenue. The increase in onboard revenue was primarily due to an increase in net revenue from our gaming operations, beverage sales and specialty dining. The increase in Capacity Days was due to the addition of Norwegian Epic to the fleet in late June 2010, partially offset by the departure of Norwegian Majesty from our fleet in October 2009.

Expense

Total cruise operating expense increased 4.5% in 2010 compared to 2009 primarily related to an increase in Capacity Days as described above and higher ship operating expenses. The increase in ship operating expenses is primarily due to an increase in fuel expense resulting from a 28.3% increase in the average cost of $490 per metric ton in 2010 from $382 per metric ton in 2009 as well as an increase in payroll and related expenses, partially offset by a savings in port charge expenses. Total other operating expense increased 10.2% compared to 2009 with an increase in marketing expenses, including inaugural expenses for Norwegian Epic, partially offset by lower expenses associated with cost control initiatives. Net Cruise Cost increased 8.3% in 2010 compared to 2009. Net Cruise Cost per Capacity Day increased 4.2% primarily due to higher fuel expense per Capacity Day. Depreciation and amortization expense increased 11.5% in 2010 compared to 2009 due to depreciation expense related to Norwegian Epic which entered service in late June 2010.

Interest expense, net of capitalized interest, increased to $173.8 million in 2010 from $115.4 million in 2009 primarily due to higher average interest rates and an increase in average outstanding borrowings related to the financing of Norwegian Epic. Other income (expense) was an expense of $(34.0) million in 2010 compared to income of $10.4 million in 2009. The expense in 2010 was primarily due to losses on foreign exchange contracts associated with the financing of Norwegian Epic. The income in 2009 was primarily due to fuel derivative gains of $20.4 million, partially offset by interest rate swap losses of $5.5 million and foreign currency losses of $4.0 million, primarily due to changes in the exchange rate regarding the revaluation of our euro-denominated debt to U.S. dollars.

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenue

Total revenue decreased 11.9% in 2009 compared to 2008. Net Revenue decreased 12.8% in 2009 compared to 2008 due to a decrease in Net Yield of 8.2% and a decrease in Capacity Days of 5.1%. The decrease in Net Yield was the result of a decrease in passenger ticket pricing due to adverse global economic conditions. This decrease was partially offset by a slight increase in Net Yield pertaining to onboard and other revenue primarily due to increased Net Revenue from our shore excursions and gaming operations and an increase in Occupancy Percentage. The decrease in Capacity Days was the result of the departure of Marco Polo, Norwegian Dream and Norwegian Majesty from our fleet upon expiration of the relevant Charter agreements in March 2008, November 2008, and October 2009 respectively, partially offset with the re-flagging of Pride of Aloha which was withdrawn from the fleet in May 2008 and launched as Norwegian Sky in July 2008.

Expense

Total cruise operating expense decreased 18.3% in 2009 compared to 2008 primarily related to a decrease in fuel price as a result of a 30.3% decrease in the average cost of $382 per metric ton in 2009 from $548 per metric ton in 2008 and implementation of cost control initiatives which included savings in marketing, general and administrative expense. Total other operating expense decreased 33.3% in 2009 compared to 2008 primarily due to an impairment loss in 2008 of $128.8 million as a result of the cancellation of a contract to build a ship. Net Cruise Cost decreased 22.5% in 2009 compared to 2008 primarily due to a 18.4% decrease in Net Cruise Cost per Capacity Day. The decrease in Net Cruise Cost per Capacity Day was primarily due to lower fuel expense per Capacity Day; lower marketing, general and administrative expense and other cruise operating expense per Capacity Day; and lower payroll and related expense per Capacity Day from the impact of the re-flagging and redeployment of Pride of Hawai’i and Pride of Aloha from the Hawaii market to our international fleet in 2008. Depreciation and amortization expense decreased 6.1% in 2009 compared to 2008 primarily due to the transfer of Norwegian Sky to Genting HK in January 2009.

Interest expense, net of capitalized interest, decreased to $115.4 million in 2009 from $152.4 million in 2008, primarily due to lower average interest rates. Other income (expense) improved to income of $10.4 million in 2009 compared to $1.0 million in 2008. The income in 2009 was primarily due to fuel derivative gains of $20.4 million partially offset by interest rate swap losses of $5.5 million and foreign currency losses of $4.0 million, primarily due to changes in the exchange rate regarding the revaluation of our euro-denominated debt to U.S. dollars. The income in 2008 was primarily due to foreign currency gains of $101.8 million partially offset by fuel derivative losses of $99.9 million.

Liquidity and Capital Resources

General

As of June 30, 2011, our liquidity was $547.4 million consisting of $60.2 million in cash and cash equivalents and $487.2 million available under our $750.0 million senior secured revolving credit facility. Our main ongoing liquidity requirements are to finance working capital, capital expenditures, and debt service.

Sources and Uses of Cash

Net cash provided by operating activities was $234.2 million for the six months ended June 30, 2011 primarily due to net income in 2011 of $18.6 million and timing differences in cash payments relating to operating assets and liabilities. Net cash provided by operating activities was $418.9 million for the year ended December 31, 2010 primarily due to timing differences in cash payments relating to operating assets and liabilities, the release of cash collateral from our service providers and an increase in advance ticket sales. These amounts were partially offset by transaction losses related to foreign exchange contracts associated with the financing of Norwegian Epic. Net cash provided by operating activities was $50.7 million for the year ended December 31, 2009 primarily due to net income of $67.2 million partially offset by changes primarily due to timing differences in cash payments relating to operating assets and liabilities. Net cash used in operating activities was $23.3 million for the year ended December 31, 2008. The cash used in operating activities in 2008 was primarily due to a decrease in advance ticket sales.

Net cash used in investing activities for the six months ended June 30, 2011 was $97.4 million primarily consisting of additions to property and equipment in connection with construction of two ships, ship improvements and shoreside projects. Net cash used in investing activities, primarily consisting of additions to property and equipment related to payments for construction of Norwegian Epic, was $968.9 million, $166.6 million and $166.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Net cash used in financing activities was $131.7 million for the six months ended June 30, 2011 primarily due to repayments of our revolving credit facility and repayments of borrowings related to Norwegian Epic partially offset by borrowings related to the construction of our new ships. Net cash provided by financing activities was $554.9 million for the year ended December 31, 2010. Cash provided by financing activities in 2010 was primarily due to borrowings related to the delivery of Norwegian Epic and the issuance of $250.0 million of 9.5% Senior Notes partially offset by repayments on our senior secured revolving credit facility and payments on other outstanding loans and loan arrangement fees. Net cash used in financing activities of $19.7 million for the year ended December 31, 2009 was primarily due to payments on outstanding loans and repayments of senior secured revolving credit facilities and loan arrangement fees, primarily offset by the issuance of $450.0 million of 11.75% Senior Secured Notes and draw downs on our $750.0 million Senior Secured Revolving Credit Facility and a contribution from, and other transactions with, Affiliates. Net cash provided by financing activities of $335.0 million for the year ended December 31, 2008 was primarily due to contributions from an Affiliate and draw downs on our then senior secured revolving credit facilities and other outstanding loans substantially offset by repayments on those facilities. In 2008, $240.2 million of our then outstanding $250.0 million 10 5/8% Senior Secured Notes were tendered to us and we expensed unamortized deferred financing fees in connection with these notes which was included in interest expense, net of capitalized interest, in our consolidated statement of operations. Also in 2008, we had transactions with an Affiliate primarily due to the RDA.

Future Capital Commitments

Future capital commitments consist of contracted commitments, including ship purchase commitments, and future expected capital expenditures necessary for operations. As of June 30, 2011, anticipated capital expenditures are $191.0 million, $245.5 million and $899.4 million for the years ending December 31, 2011, 2012 and 2013, respectively, of which we have export credit financing in place for the expenditures related to ship purchase commitments in the amounts of $88.4 million, $133.8 million and $701.0 million, respectively, based on the euro/U.S. dollar exchange rate as of June 30, 2011.

The two ships, each at 143,500 Gross Tons and capacity of approximately 4,000 Berths, are scheduled for delivery in the second quarter of 2013 and 2014, respectively. The aggregate contract price of the two ships is approximately €1.2 billion, or $1.7 billion based on the euro/U.S. dollar exchange rate as of June 30, 2011. In connection with the contracts to build the two ships, we do not anticipate any contractual breaches or cancellation to occur. However, if any were to occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Contractual obligations

As of December 31, 2010, our contractual obligations, with initial or remaining terms in excess of one year, including interest payments on long-term debt obligations, were as follows (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$3,193,286	$72,405	$406,324	$777,255	$1,937,302
Capital leases(2)	10,799	5,832	4,780	187	—
Operating leases(3)	50,890	7,329	12,548	11,068	19,945
Ship purchases(4)	1,565,780	82,312	824,046	659,422	—
Port facilities(5)	154,758	22,330	37,917	41,274	53,237
Interest(6)	955,013	155,317	302,313	271,724	225,659
Other(7)	79,433	45,964	31,259	2,210	—

Total	$6,009,959	$391,489	$1,619,187	$1,763,140	$2,236,143

(1)	Net of unamortized original issue discount of $4.7 million.
(2)	Primarily for Hawaiian bus operations and equipment for Norwegian Epic.
(3)	Primarily for offices, motor vehicles and office equipment.

(4)	Contractual obligations for two ships, based on the euro/U.S. dollar exchange rate of 1.3384 as of December 31, 2010. Financing commitments are in place from a syndicate of banks for export credit financing.
(5)	Primarily for our usage of a New York City cruise Terminal and Islas de la Bahia, Bermuda and Miami port facilities.
(6)	Interest includes fixed and variable rates with LIBOR held constant as of December 31, 2010.
(7)	Future commitments for service and maintenance contracts and a Charter agreement with an Affiliate.

Contractual Obligations

As of June 30, 2011, our contractual obligations, with initial or remaining terms in excess of one year, including interest payments on long-term debt obligations, were as follows (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$3,064,506	$127,536	$434,727	$695,154	$1,807,089
Capital leases(2)	8,153	5,446	2,707	—	—
Operating leases(3)	47,448	5,858	12,533	10,514	18,543
Ship purchases(4)	1,664,995	133,781	1,531,214	—	—
Port facilities(5)	146,927	23,397	38,687	42,376	42,467
Interest(6)	832,386	149,104	279,445	244,082	159,755
Other(7)	60,680	38,137	20,995	1,548	—

Total	$5,825,095	$483,259	$2,320,308	$993,674	$2,027,854

(1)	Net of unamortized original issue discount of $4.4 million.
(2)	Primarily for Hawaiian bus operations and equipment for Norwegian Epic.
(3)	Primarily for offices, motor vehicles and office equipment.
(4)	Contractual obligations for two ships, based on the euro/U.S. dollar exchange rate of 1.4502 as of June 30, 2011. Financing commitments are in place from a syndicate of banks for export credit financing.
(5)	Primarily for our usage of a New York City cruise terminal and lslas de la Bahia, Bermuda, New Orleans and Miami port facilities.
(6)	Interest includes fixed and variable rates with LIBOR held constant as of June 30, 2011.
(7)	Future commitments for service and maintenance contracts and a Charter agreement with an Affiliate.

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. The amount of collateral may change based on certain terms and conditions. During the year ended December 31, 2010, our service providers released in aggregate $89.3 million of collateral which was included in other long-term assets in our consolidated balance sheet as of December 31, 2009.

As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional permitted indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Funding sources

Certain of our debt agreements contain covenants that, among other things, require us to maintain minimum liquidity of at least $50 million, an EBITDA-to-debt service ratio of at least 1.25x or minimum liquidity of at least $100 million, and limit our net funded debt-to-capital ratio to no more than 0.70x, as well as maintain certain other ratios and restrict our ability to pay dividends. Our liquidity is calculated by adding our aggregate cash balances and amounts available for drawing for general purposes and which would not, if drawn, be repayable within six months. Our EBITDA-to-debt service ratio is calculated by dividing EBITDA (which is calculated pursuant to the loan agreements) for the past four quarters by the sum of dividends, rent payments on capital leases, interest expense and principal payable on our debt facilities (other than certain prepayments). We were in compliance with these covenants as of June 30, 2011. The specific covenants and related definitions can be found in the applicable debt agreements, which have been previously filed with the Securities and Exchange Commission.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce future consumer demand for cruises and adversely affect our counterparty credit risks. In the event this environment deteriorates, our business, financial condition and results of operations could be adversely impacted.

We believe our cash on hand, expected future operating cash inflows, additional available borrowings under our existing credit facilities and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

Proposed Initial Public Offering

On October 26, 2010, we filed a registration statement on Form S-1 for an initial public offering of our equity securities, which was most recently amended on July 15, 2011. The most recent amendment was filed by Norwegian Cruise Line Holdings Ltd. (“Norwegian Holdings”), which will become the direct parent of NCL Corporation Ltd. upon consummation of the initial public offering. We intend to use the net proceeds from the initial public offering to (i) redeem up to $157.5 million in aggregate principal amount of our $450.0 million senior secured notes, (ii) redeem up to $87.5 million in aggregate principal amount of the Notes, (iii) pay redemption premiums of up to $26.8 million for the senior secured notes and the Notes, (iv) repay a portion of the amount outstanding under our $750.0 million senior secured revolving credit facility and (v) pay expenses associated with the initial public offering.

This represents our current intentions with respect to the use of the net proceeds of the initial public offering based upon our present plans and business conditions and no specific allocation of the net proceeds has yet been determined. Our determination of whether to use all or a portion of the net proceeds to redeem a portion of our $450.0 million senior secured notes and/or the Notes or to repay a portion of the amount outstanding under our $750.0 million senior secured revolving credit facility will depend on interest rates and the prices at which our $450.0 million senior secured notes and the Notes are being purchased and sold in the market (including relative to the redemption price for such notes) at or following the consummation of the initial public offering. Furthermore, there is no assurance regarding the timing of an initial public offering or whether it will be completed. If an initial public offering is postponed or not completed there will not be a material impact on our financial condition and the amounts outstanding with respect to the senior secured notes, the Notes and the senior secured revolving credit facility would remain outstanding rather than be repaid with the proceeds of the initial public offering. The terms of the agreements governing such debt do not require us to complete the initial public offering.

Qualitative and quantitative disclosures about market risk

General

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments. The financial impacts of these hedging instruments are primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analyses. We refer you to our consolidated financial statements, Note 6 “Financial Instruments.”

Interest rate risk

From time to time, we consider entering into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. As of June 30, 2011, 34% of our debt was fixed and 66% was variable. Based on our June 30, 2011 outstanding variable rate debt balance, a one percentage point increase in annual LIBOR interest rates would increase our annual interest expense by approximately $20 million excluding the effects of capitalization of interest.

Foreign currency exchange rate risk

We are exposed to foreign currency exchange rate fluctuations on the U.S. dollar value of our foreign currency denominated forecasted transactions. Our primary exposure to foreign currency exchange rate risk relates to our ship construction firm commitments denominated in euros. We enter into foreign currency forward contracts and/or option contracts to manage the risk related to our ship construction firm commitments.

As of June 30, 2011, we had call options with deferred premiums which resulted in a net asset of $6.8 million. These options hedge the foreign currency exchange rate risk on a portion of the final payments on our ship construction firm commitments. If the spot rate at the date the ships are delivered is less than the strike price under these option contracts we would pay the deferred premium and not exercise the options. As of June 30, 2011, the remaining payments not hedged aggregate €793.1 million, or $1,150.2 million based on the euro/U.S. dollar exchange rate as of June 30, 2011. We estimate that a 10% change in the euro as of June 30, 2010, would result in a $115.0 million change in the U.S. dollar value of the foreign currency denominated remaining payments.

Fuel price risk

Our exposure to market risk for changes in fuel prices relates to the forecasted consumption of fuel on our ships. Fuel expense, as a percentage of our total cruise operating expense, was 16.6% and 15.7% for the six months ended June 30, 2011 and 2010, respectively. From time to time, we use fuel hedging agreements to mitigate the financial impact of fluctuations in fuel prices. As of June 30, 2011, we had hedged approximately 61% of our remaining 2011 projected fuel consumption. We estimate that a 10% increase in our weighted-average fuel price would increase our anticipated 2011 fuel expense by $13.7 million. This increase would be partially offset by an increase in the fair value of our fuel swap agreements of $7.1 million.

Fair value for our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms such as maturity, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points (we refer you to our consolidated financial statements, Note 6 “Financial Instruments”).

Off-balance sheet transactions

None.

BUSINESS

Our Company

The Norwegian Cruise Line brand commenced operations out of Miami in 1966.

We are a leading global cruise line operator, offering cruise experiences for travelers with a wide variety of itineraries in North America (including Alaska and Hawaii), the Mediterranean, the Baltic, Central America, Bermuda and the Caribbean. We strive to offer an innovative and differentiated cruise vacation with the goal of providing our customers the highest levels of overall satisfaction on their cruise experience. In turn, we aim to generate the highest customer loyalty and greatest numbers of repeat customers. We created a distinctive style of cruising called “Freestyle Cruising” onboard all of our ships, which we believe provides our passengers with the freedom and flexibility associated with a resort style atmosphere and experience as well as more dining options than a traditional cruise. We established the very first private island developed by a cruise line in the Bahamas with a diverse offering of activities for passengers. After enactment of federal legislation we are the only cruise line operator to offer an entirely inter-island itinerary in Hawaii with our U.S.-flagged ship, Pride of America. This itinerary is unparalleled in the cruise industry, as all other competing cruise lines are registered outside the U.S. and are required to dock at a distant foreign port when providing their customers with a Hawaiian-based cruise itinerary. By providing such a distinctive experience and appealing combination of value and service, we straddle both the contemporary and premium segments. As a result, we have been recognized for our achievements as the recipient of multiple honorary awards mainly consisting of reviews tabulated from the readers of travel periodicals such as Travel Weekly, Condé Nast Traveler, and Travel & Leisure. Our newest ship, Norwegian Epic, was awarded “Gold” in the Contemporary Ship Category as “Best Cruise Ship Overall” by Travel Weekly for the 2010 Magellan Award.

We offer a wide variety of cruises ranging from one day to three weeks. During 2010, we docked at over 125 ports worldwide, with itineraries originating from 17 ports of which 10 are in North America. In line with our strategy of innovation, many of these North American ports are part of our “Homeland Cruising” program in which we have homeports which are close to major population centers, such as New York, Boston and South Florida. This reduces the need for vacationers to fly to distant ports to embark on a cruise and helps reduce our customers’ overall vacation cost. We offer a wide selection of exotic itineraries outside of the traditional cruising markets of the Caribbean and Mexico; these include cruises in Europe, including the Mediterranean and the Baltic, Bermuda, Alaska and the industry’s only entirely inter-island itinerary in Hawaii, with our U.S.-flagged ship, Pride of America.

Our new management team has driven the Company to achieve substantial improvements in operating results and growth in revenue and cash flow generation in a challenging market environment. Since joining the Company in late 2007, our President and Chief Executive Officer, Kevin M. Sheehan, has led a successful turnaround of the Company including overseeing major initiatives such as improving onboard service and amenities across the fleet, expanding the line’s European presence and repositioning two of the line’s Hawaii-based ships, which had a significant impact on the profitability of the business. In addition, we recently appointed Wendy A. Beck as our new Executive Vice President and Chief Financial Officer and augmented our senior management team with five new Senior Vice Presidents in the areas of Sales, Marketing, Hotel Operations and Finance.

We have also successfully restructured our sales organization to provide better coverage of the travel agent community and to capture a greater percentage of direct sales to customers. Through these changes and other initiatives, we have strengthened our brand and significantly enhanced our product offering, reduced operating costs and improved both our sales network and our relationships with our travel agent partners. These organization-wide improvements have enabled us to bolster our brand, attracting and retaining our most loyal and profitable customers and maximizing revenue and profit.

Our fleet of eleven modern ships has been purpose-built to deliver “Freestyle Cruising,” which we believe provides us with a competitive advantage given our consistent “Freestyle Cruising” product offering. By focusing on “Freestyle Cruising,” we have been able to achieve higher onboard spend levels, greater customer loyalty and the ability to attract a more diverse clientele. At the end of June 2010, we took delivery of our largest cruise ship, Norwegian Epic (4,100 Berths), which represents the next evolution of “Freestyle Cruising,” offering 21 dining options and what we believe to be the widest array of entertainment options at sea. As of June 30, 2011, we have the youngest fleet of cruise ships in the industry among the Major North American Cruise Brands, with a weighted-average age of 6.6 years.

As a result of our positive operating performance over the last three years, the successful launch of Norwegian Epic, the growing demand we see for our distinctive cruise offering, and the rational supply outlook for the industry, we believe that it is an optimal time for the Company to add two new ships to our fleet, in order to continue to grow the Norwegian brand and drive shareholder value. In September 2010, we reached an agreement with Meyer Werft GmbH of Germany to build two new cruise ships for delivery in the second quarter of 2013 and 2014, respectively. Building on the success of Norwegian Epic, we have designed these two new next-generation “Freestyle Cruising” ships to include some of the most popular elements of our recently delivered ships together with new and differentiated features. We have entered into financing arrangements for approximately 90% of the contract price of the two ships. Each ship will approximate 143,500 Gross Tons and 4,000 Berths with an aggregate contract price of the two ships of approximately €1.2 billion, or $1.7 billion, based on the euro/U.S. dollar exchange rate as of June 30, 2011. This is approximately €155,000 per Berth, or $225,000 per Berth based on the euro/U.S. dollar exchange rate as of June 30, 2011.

In January 2008, the Apollo Funds and the TPG Viking Funds acquired 50% of our Company. As part of this investment, the Apollo Funds obtained control of our Board of Directors. The remaining 50% of the Company is owned by Genting HK, a leading Asian cruise and gaming operator.

For the twelve months ended June 30, 2011, we generated total revenue of $2,181.8 million, Net Revenue of $1,611.5 million, net income of $72.2 million and Adjusted EBITDA of $454.9 million representing an Adjusted EBITDA margin of 20.8%. For the six months ended June 30, 2011, we generated total revenue of $1,064.1 million, Net Revenue of $786.0 million, net income of $18.6 million, Adjusted EBITDA of $205.4 million and an Adjusted EBITDA margin of 19.3%. For the six months ended June 30, 2010, we generated total revenue of $894.4 million, Net Revenue of $653.8 million, net loss of $31.1 million, Adjusted EBITDA of $155.3 million and an Adjusted EBITDA margin of 17.4%. This represents an increase of 190 basis points in period over period Adjusted EBITDA margin as a result of improved ticket pricing and onboard spending coupled with various business improvement, product enhancement and cost reduction initiatives. We refer you to note 6 of our “Summary Consolidated Financial Data” included elsewhere in this prospectus for a reconciliation of Adjusted EBITDA to net income (loss).

Our operating entities have been aggregated as a single reportable segment based on the similarity of their economic characteristics, as well as products and services provided.

Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who make reservations in North America. For each of the years ended December 31, 2010, 2009 and 2008, revenues attributable to North American passengers were 83%. Substantially all of our long-lived assets are located outside of the U.S. and consist primarily of our ships.

Our Industry

We believe that the cruise industry demonstrates the following positive fundamentals:

Strong Growth with Low Penetration and Significant Upside

Cruising is a vacation alternative with broad appeal, as it offers a wide range of products and services to suit the preferences of vacationing customers of all ages, backgrounds and interests. Since 1980, cruising has been one of the fastest growing segments of the North American vacation market. According to CLIA, in 2010 approximately 15 million passengers took cruises of two consecutive nights or more on CLIA member lines versus 7.2 million passengers in 2000, representing a compound annual growth rate of approximately 8%. Based on CLIA’s research, we believe that cruising is under-penetrated and represents approximately 10% of the North American vacation market. As measured in Berths or room count, the cruise industry is relatively nascent as compared to the wide variety of much more established vacation travel destinations across North America.

According to the Orlando/Orange County Convention & Visitors Bureau and the Las Vegas Convention and Visitors Authority, there are approximately 264,000 rooms in just Orlando and Las Vegas combined. By comparison, the estimated Major North American Cruise Brands’ capacity in terms of Berths is only approximately 224,000. In addition, according to industry research, only 24% of the U.S. population has ever taken a cruise and we believe this percentage should increase. The European vacation market, the fastest growing market globally, remains under-penetrated by the cruise industry, with approximately 1% of Europeans having taken a cruise in a given year, compared with 3% of the population in the U.S. and Canada.

We believe that improving leisure travel trends along with a relatively low supply outlook in the near term from the Major North American Cruise Brands lead to an attractive business environment for our Company to operate in.

Attractive Demographic Trends to Drive Cruising Growth

The cruise market is comprised of a broad spectrum of customers and appeals to virtually all demographic categories. Based on CLIA’s 2011 study, the target North American cruise market, defined as households with income of $40,000 or more headed by a person who is at least 25 years old, is estimated to be 132.9 million people. Also according to the study, the average cruise customer is 50 years old with a household income of $109,000, with 69% of all cruise customers falling between the ages of 40 to 74. We believe this represents a very attractive segment of the population as the Brookings Institution recently reported that over the past decade the 55 to 64 age group was the fastest growing age group in the U.S. It is our belief that “Freestyle Cruising” will help us attract customers not only in the lucrative older population segment of North America, but also with younger generations, as well as Europeans, who we believe are more likely to enjoy greater levels of freedom during their cruise through the “Freestyle Cruising” product offering than was traditionally offered within the cruise industry.

Significant Value Proposition and High Level of Guest Satisfaction

We believe that the cost of a cruise vacation, relative to a comparable land-based resort or hotel vacation in Orlando or Las Vegas, offers an exceptional value proposition. When one considers that a typical cruise, for one all-inclusive price, offers its guests transportation to a variety of destinations, hotel-style accommodations, a generous diversity of food choices and a selection of daily entertainment options, this is compelling support for the cruise value proposition relative to other leisure alternatives. Cruises have become even more affordable for a greater number of North American customers over the past few years through the introduction of “Homeland Cruising”, which eliminates the cost of airfare commonly associated with a vacation.

According to CLIA’s 2011 study, approximately 70% of persons who have taken a cruise rate cruising as a high-value vacation alternative. In this same survey, CLIA reported that approximately 80% of cruise passengers agree that a cruise vacation is a good way to sample various destinations which they may visit again on a land-based vacation.

High Barriers to Entry

The cruise industry is characterized by high barriers to entry, including the existence of several established and recognizable brands, the large expense of building a new, sophisticated cruise ship, the long lead time necessary to construct new ships and limited newbuild shipyard capacity. Based on new ships announced over the past several years, the cost to build a cruise ship can range from approximately $500 million to $1.4 billion or approximately $200,000 to $425,000 per Berth, depending on the ship’s size and quality of product offering. The construction time of a newbuild ship is typically between 27 months to 36 months and requires significant upfront cash payments to fund construction costs before a dollar of revenue is generated. In addition, the shipbuilding industry is experiencing tightened capacity as the size of ships increases and the industry consolidates, with virtually all new capacity added in the last 20 years having been built by one of three major European shipbuilders.

Segments and Brands

The different cruise lines that make up the global cruise vacation industry have historically been segmented by product offering and service quality into contemporary, premium and luxury brands. The contemporary segment generally includes cruises on larger ships that last seven days or less, provides a casual ambiance and is less expensive on average than the premium or luxury segments. The premium segment is generally characterized by cruises that last from seven to 14 nights with a higher quality product offering than the contemporary segment, appealing to a more affluent demographic. The luxury segment generally offers the highest level of service and quality, with longer cruises on the smallest ships. In classifying our competitors within the Major North American Cruise Brands, the contemporary segment has historically included Carnival Cruise Lines and Royal Caribbean International. The premium segment has historically included Celebrity Cruises, Holland America and Princess Cruises. By providing a diverse set of itineraries and a “Freestyle Cruising” experience, we believe that we straddle both the contemporary and premium segments as well as offer a unique combination of value and leisure services to cruise customers. Based on fleet counts as of December 31, 2010, the Major North American Cruise Brands together represent approximately 90% of the North American cruise market as measured by total Berths.

Our Competitive Strengths

We believe that the following business strengths will enable us to execute our strategy:

Leading Cruise Operator with High-Quality Product Offering

We believe that our modern fleet provides us with operational and strategic advantages as our entire fleet has been purpose-built for “Freestyle Cruising” with a wider range of passenger amenities relative to many of our competitors.

We believe that in recent years the distinction has been blurred between segments of the market historically known as “premium” and “contemporary,” with the Major North American Cruise Brands each offering a wide range of onboard experiences across their respective fleets. With the completion of our fleet renewal initiative, we believe that based on a number of different metrics that directly impact a passenger’s onboard experience, we compare favorably against the other Major North American Cruise Brands, with product attributes more in line with the premium segment.

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Youngest Fleet. With a weighted-average age of 6.6 years (as of June 30, 2011) and no ships built before 1998, we have the youngest fleet among the Major North American Cruise Brands, which we believe allows us to offer a high-quality passenger experience with a significant level of consistency across our entire fleet. As a result of our younger fleet, we have a substantially higher percentage of outside balcony cabins across our fleet than the other contemporary brands, which helps drive higher Net Yields.

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Rich Cabin Mix. As of June 30, 2011, 48% of our cabins had private balconies representing a higher mix of outside balcony cabins than the other contemporary brands. In addition, five of our ships offer a complex of private courtyard villas of up to approximately 570 square feet each. Customers staying in these villas are provided with personal butler service and exclusive access to a private courtyard area with private pools, sundeck, hot tubs, and fitness center. Six of our ships also offer luxury garden villas of up to 6,694 square feet, making them the largest accommodations at sea.

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High-Quality Service. We believe we offer a very high level of onboard service, as demonstrated by our guest-to-crew ratio of 2.2 to 1, which is among the best of all the Major North American Cruise Brands.

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Diverse Selection of Premium Itineraries. For the year ended December 31, 2010, approximately 54% of our itineraries, by Capacity Days, were in more exotic, under-penetrated and less traditional locations, including Alaska, Hawaii, Bermuda and Europe, compared to the other contemporary brands which are focused primarily on itineraries in the Caribbean and Mexico. This mix of destinations is more consistent with the brands in the premium segment, and these itineraries typically attract higher Net Yields than Caribbean and Mexico sailings.

We believe that this high-quality product offering positions us well in comparison to the other Major North American Cruise Brands and provides an opportunity for continued Net Yield growth.

“Freestyle Cruising”

The most important differentiator for our brand is the “Freestyle Cruising” concept onboard all eleven of our ships. The essence of “Freestyle Cruising” is to provide a cruise experience that offers more freedom and flexibility than any other traditional cruise alternative. While many cruise lines have historically required guests to dine at assigned group tables and at specified times, “Freestyle Cruising” offers the flexibility and choice to our passengers who prefer to dine when they want, with whomever they want and without having to dress formally. Additionally, we have increased the number of activities and dining facilities available onboard, allowing passengers to tailor their onboard experience to their own schedules, desires and tastes. The key elements of “Freestyle Cruising” include:

•	flexible dining policy; no fixed dining times or pre-assigned seating in our dining rooms;

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up to 21 dining options; in addition to multiple main dining rooms, a casual action station buffet and quick service outdoor grill, our ships offer a wide variety of specialty restaurants, with most offering a classic steakhouse, fine French, Japanese teppanyaki, sushi, Italian, Mexican and Asian fusion restaurants, which we believe is the widest selection of full-service dining options among the fleets of the Major North American Cruise Brands;

•	resort-casual dress code acceptable throughout the ship at all times;

•	increased service staff for a more personalized vacation experience;

•	replacement of cash tipping with an automated service charge system;

•	diverse “lifestyle” activities, including cultural and educational onboard programs along with an increased adventure emphasis for shore excursions; and

•	passenger-friendly disembarkation policies.

All of our ships have been custom designed and purpose-built for “Freestyle Cruising,” which we believe differentiates us significantly from our major competitors. We further believe that “Freestyle Cruising” attracts a passenger base that prefers the less structured, resort-style experience of our cruises. Building on the success of “Freestyle Cruising,” we implemented across our fleet “Freestyle 2.0” featuring significant enhancements to our onboard product offering. These enhancements include a major investment in the total dining experience; upgrading the stateroom experience across the ship; new wide-ranging onboard activities for all ages; and additional recognition, services and amenities for premium-priced balcony, suite and villa passengers. With Norwegian Epic we have enhanced “Freestyle Cruising” by offering what we believe to be unmatched flexibility in entertainment, offering guests a wide variety of activities and performances to choose from at any time of day or night.

Established Brand Recognition

The Norwegian Cruise Line brand is well established in the cruise industry with a long track record of delivering a world class cruise product offering to its customers. We achieve high-quality feedback scores from our customers in the areas of overall service, physical ship attributes, onboard products and services, food and beverage offerings and overall entertainment and land-based excursion quality. Based on recent guest experience and loyalty reports, the quality of our guests’ experience generates high levels of customer loyalty, as demonstrated by the fact that approximately 30% of our customers are repeat customers and approximately 70% say they would recommend Norwegian Cruise Line to their friends and family.

Brand recognition is also strong with over 93% of cruisers reporting familiarity with Norwegian. Additionally, our brand is known for freedom, flexibility and choice, all highly valued benefits within the cruise industry demographic. We continue to receive industry-wide recognition, winning more than 30 honorary awards during 2008 through 2010 which are reviews tabulated from the readers of Sherman’s Travel, Condé Nast Traveler, Travel & Leisure, AOL Travel and ForbesTraveler.com. Norwegian Epic was awarded Gold in the Contemporary Ship category as “Best Cruise Ship Overall” by Travel Weekly for the 2010 Magellan Award.

Strong Cash Flow

Nearly all of our capital expenditures, other than those related to our newbuild projects (which are substantially financed) and the current renovation of our private island, relate to the maintenance of our young and modern fleet and shoreside operations, which includes investments in our IT infrastructure and business intelligence systems. Our newbuild projects include very attractive financing which will fund approximately 90% of the required pre-delivery and delivery date construction payments; as such, we expect the cost of our newbuild projects to have a minimal impact on our cash flow in the near term.

We are able to generate significant levels of cash flow due to our ability to pre-sell tickets and receive customer deposits with long lead times ahead of sailing. Our debt financing is relatively low cost, with a weighted-average interest rate cost of 6.05% as of June 30, 2011. In addition, we believe that the favorable U.S. federal income tax regime applicable to international shipping income will enhance our cash flow from operations that can be utilized to significantly de-lever our balance sheet over time.

Highly Experienced Management Team

Our senior management team is comprised of experienced executives with an average of 14.8 years in the cruise, travel, leisure and hospitality-related industries. Since the Apollo Funds’ and the TPG Viking Funds’ investment in January 2008, 28 of the top 37 members of our senior management team (including 12 of the top 14) have been newly recruited or promoted to their current position under the leadership of our President and Chief Executive Officer, Kevin M. Sheehan. Their combined experience in related hospitality industries coupled with their financial expertise is a significant contributor to improving the operating and financial performance of our Company.

Strong and Experienced Shareholders

Our shareholders or their affiliates have extensive experience investing in the cruise, leisure and travel-related industries. Affiliates of the Apollo Funds have invested significant equity and resources to the cruise and leisure industry with its investment in Prestige Cruise Holdings, Inc. which operates through two distinct upscale cruise brands, Oceania Cruises and Regent Seven Seas Cruises. In addition, affiliates of both Apollo and TPG Capital own Caesars Entertainment, with whom we have created a marketing alliance. Affiliates of TPG Capital are also significant investors in Sabre Holdings, a leading GDS (global distribution system) and parent of Travelocity.com. Genting HK, headquartered in Hong Kong, operates a leading Asian cruise line with destinations in Malaysia, Singapore, Hong Kong, Taiwan and Japan.

Our Business Strategies

We seek to attract vacationers by offering new products and services and creating differentiated itineraries in new markets through new and existing modern ships with the aim of delivering a better, value-added, vacation experience to our customers relative to other broad-based or land-based leisure alternatives.

Attractive Product Offerings

We have a long history of product development within the cruise industry as one of the most established consumer brands. We became the first cruise operator to buy a private island in the Bahamas to offer a private beach experience to our passengers; and we were the first to introduce a 2,000-Berth megaship into the Caribbean market in 1980. More recently, we pioneered new concepts in cruising over the last decade with the development of “Homeland Cruising” and the launch of “Freestyle Cruising.”

We continue to enhance our product offerings with the delivery of Norwegian Epic in June 2010, which offers 21 dining options, a diverse range of accommodations and what we believe is the widest array of entertainment at sea. In addition to several differentiated full-service complimentary dining rooms, Norwegian Epic also features specialty restaurants including a classic steakhouse, sushi, Japanese teppanyaki, Brazilian churrascaria, Asian noodle bar, traditional Chinese, fine French and Italian restaurants. Guest accommodations on Norwegian Epic include the groundbreaking Studios, 128 cabins designed for solo travelers centered around the Studio Lounge, a private two-story lounge for studio guests. On its top decks, Norwegian Epic offers a “ship within a ship” in the largest suite complex at sea; the exclusive Villas compound includes two decks with 52 villas and penthouses, a private pool with multiple hot tubs and sundecks, a private fitness center and steam rooms, fine dining in the Epic Club restaurant, casual outdoor dining at the Courtyard Grill, and 24-hour concierge service, all exclusively for villa and penthouse guests. Entertainment onboard Norwegian Epic includes a wide variety of branded entertainment for guests to choose from, including exclusive engagements with Blue Man Group, Cirque Dreams & Dinner, Legends in Concert, Nickelodeon and the improvisational comedy troupe, The Second City.

Building on the success of Norwegian Epic, we are drawing on our legacy of new product development to create two new next-generation “Freestyle Cruising” ships, scheduled for delivery in the second quarter of 2013 and 2014, respectively. These 4,000 Berth ships will include many of the most popular elements of Norwegian Epic and the rest of our fleet together with new groundbreaking features, while keeping the consistent innovative spirit of “Freestyle Cruising” in the core of the design.

Maximize Net Yields

We are focused on growing our revenue through various initiatives aimed at increasing our ticket prices and occupancy as well as onboard spending to drive higher overall Net Yields. To maximize passenger ticket revenue, our revenue management strategy is focused on optimizing pricing and generating demand throughout the booking curve. We base-load our capacity by booking passengers as early before sailing as possible and through methods outside of traditional sales channels, allowing our sales force to focus its efforts on more targeted business objectives.

Base-loading is a strategy by which we focus on selling inventory further from the cruise departure date by targeting sales and marketing tactics, such as full ship Charters and corporate meetings which generate business with longer booking windows. Our base-loading strategy also includes strategic relationships with travel agencies and international tour operators, who commit to purchasing a certain level of inventory with long lead times. Through base-loading, we believe we will increase our Net Yields by filling our ships earlier, rather than discounting close to sailing dates in order to achieve our targeted Load Factors. Our specific initiatives to achieve this include:

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Casino Player Strategy. As part of this strategy, we have non-exclusive arrangements with approximately 90 casino partners worldwide including Caesars Entertainment, which is owned by affiliates of both Apollo and TPG Capital, whereby loyal gaming customers are offered cruise reward certificates redeemable for cruises on our ships. Through property sponsored events and joint marketing programs, we have the opportunity to market cruises to Caesars Entertainment’s customers. These arrangements with our casino partners have the dual benefit of filling open inventory and reaching customers expected to generate above average onboard revenue through the casino and other onboard spending.

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Strategic Relationships. Our base-loading strategy also includes strategic relationships with travel agencies and international tour operators, who commit to purchasing a certain level of inventory with long lead times.

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CM&I Sales. We are increasing our focus on driving additional business through the CM&I channel, which typically books very far in advance and can represent a significant portion of the ship, or even an entire sailing, in one transaction.

•	PROS Yield Management System. In late 2009, we implemented the PROS yield management system which allows us to better analyze and maximize our overall pricing decisions.

We continue to focus on various initiatives to drive increased onboard revenue across a variety of areas. From the year ended December 31, 2007 to the twelve months ended June 30, 2011, our net onboard and other revenue yield increased by approximately 25% from $42.86 to $53.49 primarily due to strong performance in casino, beverage sales, specialty dining and shore excursions. Our strategy for further driving increased onboard revenue includes, among other things, generating additional casino revenue through our arrangements with our casino partners, including Caesars Entertainment and Genting HK. These arrangements incorporate marketing resources to deliver cross-company advertising and marketing campaigns to promote our brand. We also focus on optimizing the utilization of our specialty restaurants that carry a cover charge, pre-booking and pre-selling additional onboard activities and encouraging our staff to offer our passengers additional revenue generating products and services. In addition, the delivery of Norwegian Epic has created additional onboard revenue opportunities through ticket sales and merchandising, based on our unique and premium entertainment offerings.

Brand Expansion Through Disciplined Newbuild Program

In September 2010, we reached an agreement with Meyer Werft GmbH of Papenburg, Germany to build two new cruise ships with financing commitments in place from a syndicate of banks for export credit financing. The new ships are scheduled for delivery in the second quarter of 2013 and 2014, respectively. Building on the success of Norwegian Epic, we have designed these two new next-generation “Freestyle Cruising” ships to include some of the most popular elements of our most recently delivered ships together with new and differentiated features, consistent with Norwegian Cruise Line’s legacy of new product development in the cruise industry. We believe that these ships will allow us to continue to expand the reach of our brand while driving shareholder value. Our financing arrangements provide for financing for approximately 90% of the contract price of the two ships. Each ship will approximate 143,500 Gross Tons and 4,000 Berths with an aggregate contract price of approximately €1.2 billion, or $1.7 billion based on the euro/U.S. dollar exchange rate as of June 30, 2011. This is approximately €155,000 per Berth, or $225,000 per Berth based on the euro/U.S. dollar exchange rate as of June 30, 2011, which we believe compares favorably against other recent newbuild ship orders in the industry.

Improve Operating Efficiency and Lower Costs

We are continually focused on driving financial improvement through a variety of cost savings initiatives. These initiatives are focused on reducing costs while at the same time improving the overall product we deliver to our customers. Since the beginning of 2008, we have significantly reduced our operating cost base through various programs including contract renegotiations, overhead rationalization, and fuel consumption reduction initiatives. We also typically hedge a majority of our near term fuel consumption in order to provide greater visibility of our fuel expense; as of June 30, 2011, we had hedged approximately 61% of our remaining 2011 projected fuel consumption. We have also reduced our maintenance expense as a result of our fleet renewal program, as younger, more modern ships are typically less costly to maintain than older ships. Beginning in early 2008, we reduced our capacity in the Hawaii market, re-flagging and relocating two of three ships, which significantly reduced crew payroll expenses aboard those ships creating substantial margin expansion. In addition, we expect the economies of scale from our two newbuild ships to drive further operating efficiencies over the long term.

Expand and Strengthen Our Product Distribution Channels

As part of our growth strategy, we are continually looking for ways to deepen and expand our customer sales channels. We restructured our sales and marketing organization, which included the hiring of two Senior Vice Presidents and five Vice Presidents, to provide better focus on distribution through four primary channels: retail/travel agent, direct, international, and CM&I.

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Retail/Travel Agent. We have implemented close to 100 individual projects specifically designed to improve our efficiency with the travel agency channels and our guests, ranging from more timely commission payments to aggressive call center quality monitoring. We also restructured our travel agent sales force, allowing us to more effectively support the larger accounts, which represent approximately 50% of our customers, with specific expertise and also gain access to a significantly larger number of travel partners through an outbound call center based in our Miami headquarters. We believe that our travel agent partners have witnessed a material improvement in our business practices and overall communication since the arrival of our new management team.

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Direct. We continue to grow our direct business through investments in our brand and our website as well as increasing our direct sales force. Passengers booking directly with us tend to book earlier and in premium category inventory which provides higher Net Yields.

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International. We have an international sales presence, with over 145 people in Europe and representatives covering Latin America, Australia and Asia. We are primarily focused on increasing our business in the European market, which has grown significantly in recent years but remains under-penetrated. In Europe, we now offer local itineraries year-round and our “Freestyle Cruising” has been well received. We are in the process of expanding our direct sales force in Europe which will allow us to develop our direct distribution in Europe in a manner similar to our U.S. operation. In support of this European strategy, we deployed our newest and most sophisticated ship, Norwegian Epic, in Europe for an extended summer season which began in May 2011. We are forging a closer distribution partnership with Genting HK, to develop product distribution across the Asia Pacific region.

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CM&I. Our CM&I business focuses on full ship Charters as well as corporate meeting and incentive travel. These sales often have very long lead times and generate a higher level of Net Yield than sales through our other channels.

Across every distribution channel we are undertaking a major effort to grow demand with a targeted sales and marketing program for our premium stateroom categories, including our balcony and other premium stateroom categories, with a particular emphasis on our suites and villa complexes, which have increased as a percentage of our total inventory as a result of our fleet renewal.

Our Fleet

Our ships are purpose-built ships that enable us to provide our customers with the ultimate “Freestyle Cruising” experience. Our ships have state-of-the-art passenger amenities, including up to 21 dining options together with hundreds of private balcony cabins on each ship. As of June 30, 2011, 48% of our cabins have private balconies representing a higher mix of outside cabins than the other contemporary brands. Private balcony cabins are very popular with passengers and offer the opportunity for increased revenue by allowing us to charge a premium. Five of our ships offer a complex of private courtyard villas, each with up to approximately 570 square feet, which provide personal butler service and exclusive access to a private courtyard area with private pools, sundeck, hot tubs, and fitness center. In addition, six of our ships have luxury garden villas with up to 6,694 square feet, making them the largest accommodations at sea. These luxury garden villas offer three separate bedroom areas, spacious living and dining room areas, as well as 24-hour, on-call butler and concierge service.

Continuing our tradition of new product development and the extension of the Norwegian Cruise Line brand, we took delivery of Norwegian Epic in June 2010. Norwegian Epic offers our passengers itineraries to the western and eastern Caribbean as well as Europe. The ship offers our customers a large aqua park, sports complex, two three-lane bowling alleys and our two-story Wii™ Wall. In addition, the ship features a spa facility and fitness center with more than 31,000 square feet. There are 21 dining options on Norwegian Epic offering one of the widest choices of dining experiences among the fleets of the Major North American Cruise Brands. Exclusive entertainment is offered aboard Norwegian Epic with the addition of brand new entertainment choices including Blue Man Group, Cirque Dreams & Dinner, Legends in Concert and Nickelodeon. We offer world-class entertainment in our jazz and blues club and our comedy club features the improvisational comedy troupe, The Second City. Norwegian Epic has been very well received by the market with the strongest bookings we have ever seen for a new ship, both in terms of price and volume. This positive reception has also benefited the rest of our fleet, which experienced significant bookings due to the uplift that Norwegian Epic has created for our brand overall. We believe the premium cabin mix of Norwegian Epic will drive further increases in Net Yield.

As further described in “—Our Business Strategies—Brand Expansion Through Disciplined Newbuild Program,” building on the successful launch of Norwegian Epic, we recently announced two new ships with approximately 4,000 Berths each, scheduled for delivery in the second quarter of 2013 and 2014, respectively.

The table below provides a brief description of our ships and areas of operation based on 2011 itineraries:

Ship(1)	Year Built	Berths	Gross Tons	Primary Areas of Operation
Norwegian Epic	2010	4,100	155,900	Caribbean and Europe
Norwegian Gem	2007	2,400	93,500	Bahamas, Bermuda and Caribbean
Norwegian Jade	2006	2,400	93,600	Europe
Norwegian Pearl	2006	2,400	93,500	Alaska, Caribbean, Pacific Coastal and Panama Canal
Norwegian Jewel	2005	2,380	93,500	Bahamas and Caribbean
Pride of America	2005	2,140	80,400	Hawaii
Norwegian Dawn	2002	2,220	92,300	Bermuda, Caribbean, Canada and New England
Norwegian Star	2001	2,340	91,700	Alaska, Mexico, Pacific Coastal and Panama Canal
Norwegian Sun	2001	1,940	78,300	Bahamas, Caribbean and Europe
Norwegian Sky(2)	1999	1,990	77,100	Bahamas
Norwegian Spirit	1998	2,000	75,300	Caribbean and Bermuda

(1)	The table does not contain the two new ships which are to be constructed by the Meyer Werft GmbH shipyard for delivery in the second quarter of 2013 and 2014, respectively. Each ship will approximate 4,000 Berths and 143,500 Gross Tons.
(2)	Chartered from Genting HK.

Itineraries

We offer cruise itineraries ranging from one day to three weeks calling on over 125 worldwide locations, including destinations in the Caribbean, Bermuda, the Bahamas, Mexico, Alaska, Europe, Hawaii, New England, Central America, North Africa and Scandinavia. We have developed, and are continuing to develop, innovative itineraries to position our ships in new and niche markets as well as in the mainstream markets throughout the Americas and Europe. For the year ended December 31, 2010, approximately 54% of our itineraries, by Capacity Days, were in more exotic, under-penetrated and less traditional locations (areas outside of the Caribbean and Bahamas) which we believe allows us to generate higher Net Yield.

Ports and Facilities

We have an agreement with the Government of Bermuda whereby two of our ships are permitted weekly calls in Bermuda through 2018 from Boston, Baltimore, Charleston and New York. In addition, we own a private island in the Bahamas, Great Stirrup Cay, which we utilize as a port-of-call on some of our itineraries. We have a contract with the New York City Economic Development Corporation pursuant to which we receive preferential berthing rights on specific piers at the city’s passenger ship Terminals. These preferential berthing rights provide us with the ability to elect specific Terminals, piers, and operating days 15 months in advance of such scheduled future sailings. Furthermore, we have contracts with the Port of New Orleans and the Port of Miami pursuant to which we receive preferential berths to the exclusion of other vessels for certain specified days of the week at the cities’ cruise ship Terminals. The preferential berthing rights provide us with priority use of selected cruise ship Terminals and operating days 12 months in advance of such scheduled future sailings. We have a concession permit with the U.S. National Park Service whereby our ships are permitted to call on Glacier Bay 22 times through September 30, 2019 during each summer cruise season. At present, we do not intend to acquire any port facilities. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary. In 2009, we initiated a $25 million renovation to our private island, Great Stirrup Cay, which includes a new dining and bar facility to enhance the guest experience, as well as offering new activities such as wave runners, an aqua park and a stingray encounter experience. The enhancements are scheduled to be completed in phases through the end of 2011 and are expected to provide us with additional revenue generating opportunities on the island.

Revenue Management Practices

Our cruise ticket prices generally include cruise fare and a wide variety of onboard activities and amenities, including meals and entertainment. In some instances, cruise ticket prices include round-trip airfare to and from the port of embarkation. Prices vary depending on the particular cruise itinerary, cabin category selected and the time of year that the voyage takes place. We generate additional revenue from casino operations, certain beverage sales, specialty dining, shore excursions, gift shop purchases, spa services and other similar items.

Ticket Revenue

We base our ticket pricing and revenue management on a strategy that encourages travelers to book early and secure attractive savings. This is accomplished through a revenue management system designed to maximize Net Yield by matching projected availability to anticipated future passenger demand. We perform extensive analyses of our databases in order to determine booking history and trends by sailing, cabin category, travel partner, market segment, itinerary and distribution channel. In addition, we establish a set of cabin categories throughout each cruise ship and price our cruise fares on the basis of these cabin categories. Typically, the initial published fares are established 18 or more months in advance of the departure of a cruise at a level which, under normal circumstances, would provide a high occupancy. If the rate at which cabin inventory is sold differs from expectations, we will raise or lower the prices of each cabin category accordingly. This can be done through promotions, special rate codes, opening and closing categories, or price changes. Our revenue management tool, which is typical of what is used by our major competitors in North America, tracks and forecasts overall booking demand and provides optimal pricing and selling limit recommendations on a daily basis. The system allows us to better optimize our booking curve and shorten the time to implement pricing decisions, and is designed to optimize revenue for the full range of cabin categories, thereby reducing the need for last minute discounting to fill ships.

Onboard and Other Revenue

Ticket prices typically include cruise accommodation, meals in certain dining facilities and many onboard activities such as entertainment, pool-side activities and various sports programs. We earn additional revenue on our ships principally from casino operations, certain beverage sales, specialty dining, shore excursions, gift shop purchases, spa services and other similar items. Onboard and other revenue is an important component of our revenue base representing 30.8% of our 2010 total revenue. To maximize onboard revenue, we use various cross-marketing and promotional tools and are supported by point-of-sale systems permitting “cashless” transactions for the sale of these onboard products and services. Food and beverage, gaming and shore excursions are managed directly by the Company while retail shops, spa services, art auctions and internet services are managed through contracts with third-party concessionaires. These contracts generally entitle us to a fixed percentage of the gross sales derived from these concessions.

Seasonality

The seasonality of the North American cruise industry generally results in the greatest demand for cruises during the summer months. This predictable seasonality in demand has resulted in fluctuations in our revenue and results of operations. The seasonality of our results is increased due to ships being taken out of service for regularly scheduled Dry-docks, which we typically schedule during non-peak demand periods.

Sales and Marketing

Product Distribution Channels and Sales

We sell our product through four primary distribution channels: retail/travel agent, consumer direct, international and CM&I.

The retail/travel agent channel represents the majority of our ticket sales. Passengers utilizing this channel book their cruises through independent travel agents who sell our itineraries on a non-exclusive, commission-based basis. Given the importance of the retail/travel agent channel, a major focus of our marketing strategy is motivating and supporting our travel agent partners. Our travel partner base is comprised of an extensive network of approximately 20,000 independent travel agencies including brick and mortar, internet-based and home-based operators located in North America, South America, Europe, Asia and Australia.

We implemented dozens of projects specifically designed to improve efficiency with our travel partners and guests, ranging from more timely commission payments to aggressive call center quality monitoring. We also restructured our travel agent sales force, allowing us to more effectively support the larger accounts with specific expertise and also gain access to a significantly larger number of travel partners through an outbound call center.

In addition to our focus on retail sales, we continue to grow our consumer direct business through investments in our brand and our website as well as increases in our direct sales force. Passengers booking directly with us tend to book earlier and in higher category inventory.

Outside of the U.S., we have an international sales presence with over 145 people in Europe and representatives covering Latin America, Australia and Asia. We are primarily focused on increasing our business in the United Kingdom and Continental Europe markets, which have grown significantly in recent years and where we now offer local itineraries year-round. We have modified our 2010 itineraries to increase demand by appealing to guests in different markets including the UK, Italy, Germany and Spain. We have had success with our base-loading initiatives in Europe, where our “Freestyle Cruising” has been well received, and are in the process of building our direct sales force in Europe.

Finally, our CM&I business focuses on full ship Charters as well as corporate meeting and incentive travel. These sales often have very long lead times and generate a higher level of Net Yield than sales through our other channels.

Across all channels, we are also undertaking a major effort to grow demand with a targeted sales and marketing program for our premium stateroom categories, including our suites and villa complexes, which have increased significantly as a percentage of our total inventory as a result of our fleet renewal.

Supporting our sales efforts across several distribution channels are our call centers located in Florida, Arizona, the UK and Germany with approximately 650 personnel oriented towards servicing travel agents and direct customer calls. Additionally, we have an outsourced relationship with a firm that manages an additional location for us in Guatemala. We believe that our diverse locations should minimize risks associated with natural disasters, labor markets and other factors which could impact the operation of our call centers.

Marketing, Brand Communications and Advertising

Our marketing department works to enhance our brand awareness and increase levels of engagement and understanding of our product and services among consumers, trade and travel partners. Core areas within the department include brand strategy, advertising and media, marketing communications, direct marketing, customer loyalty, website/interactive and market research. All marketing supports our comprehensive brand platform created expressly to leverage our unique “Freestyle Cruising” concept. Our brand campaign started in late 2006 and has been successful in differentiating us from our competitors. The media mix has included television, print, radio, digital, e-mail and direct mail. We also introduced a new component to our travel partner marketing, NCL University online, which is an informative travel partner education program.

We have made significant progress in expanding our marketing reach with our online products and services. Our website, www.ncl.com, serving both our passengers and travel agency partners, has been a major focus of this momentum. We are continually enhancing our website to ensure that it communicates our brand promise, promotes relevant product information and aligns with our “Freestyle Cruising” message. Our consumer and travel agency partner booking engine provides passengers and travel agency partners the ability to shop and purchase any of our worldwide cruise itineraries with a more intuitive and informative online experience. We continue to develop additional functionality and tools to serve our passengers and travel agency partners.

Sustainable customer loyalty of our past passengers is an important element of our marketing strategy. We believe that attending to our past passengers’ needs and motivations creates a cost-effective means of attracting business, particularly to our new itineraries, because past passengers are familiar with our brands, products and services and often return to our ships. The Norwegian Cruise Line loyalty program is known as Latitudes. Members of this program receive periodic mailings with informative destination information and cruise promotions that include special pricing, shipboard credits, cabin upgrades and onboard recognition. Avid cruisers can use our co-branded credit card to earn upgrades and discounts.

Customer feedback and research is also a critically important element in the development of our overall marketing and business strategies. In 2008, we instituted a process for measuring and understanding key drivers of customer loyalty and satisfaction from our passengers that provides valuable insights into the cruise experience. We regularly initiate custom research studies among both consumers and travel partners to assess the impact of various programs and/or to solicit feedback that inform future direction.

Ship Operations and Cruise Infrastructure

Ship Maintenance

In addition to routine maintenance and repairs performed on an ongoing basis and in accordance with applicable requirements, each of our ships is generally taken out of service, approximately every 24 to 60 months, for a period of one or more weeks for scheduled maintenance work, repairs and improvements performed in Dry-dock. Dry-dock duration is a statutory requirement controlled under the chapters of SOLAS and to some extent the International Load Lines Convention. Under these regulations, it is required that a passenger ship Dry-dock twice in 5 years and the maximum duration between each Dry-dock cannot exceed 3 years. However, most of our ships qualify under a special exemption provided by the Bahamas (flag state) after meeting certain criteria set forth by the Bahamas to Dry-dock once in every 5 years. To the extent practical, each ship’s crew, catering and hotel staff remain with the ship during the Dry-dock period and assist in performing maintenance and repair work. We do not earn revenue while ships are Dry-docked. Accordingly, Dry-dock work is typically performed during non-peak demand periods to minimize the adverse effect on revenue that results from ships being out of service. Dry-docks are typically scheduled in spring or autumn and depend on shipyard availability.

Suppliers

Our largest capital expenditures are for ship construction and acquisition. Our largest operating expenditures are for fuel, passenger food and beverage, travel agent services and advertising and marketing. Most of the supplies that we require are available from numerous sources at competitive prices. In addition, owing to the large quantities that we purchase, we can obtain favorable prices for many of our supplies. Our purchases are denominated primarily in U.S. dollars. Payment terms granted by the suppliers are generally customary terms for the cruise industry.

Crew and Passenger Safety

We place the utmost importance on the safety of our passengers and crew. We conduct an ongoing safety campaign, with the objective of training ship personnel to enhance their awareness of safety practices and policies onboard.

Our fleet is equipped with modern navigational control and fire prevention and control systems. In recent years, our ships have continuously been upgraded and include internal and external regulatory audits. We have installed HI-FOG sprinklers in the engine rooms of the ships in our fleet, as required by the IMO regulation. The navigation centers on our ships are also equipped with voyage data recorders (“VDRs”), which are similar in concept to the black boxes used in commercial aircraft. The VDRs permit us to analyze safety incidents. A majority of our ships utilize operational closed circuit television systems that enhance our training, assist in investigations and support the safety of passengers and crew.

We have developed the Safety and Environmental Management System (“SEMS”). This advanced, intranet-based system establishes the policies, procedures, training, qualification, quality, compliance, audit, and self-improvement standards for all employees, both shipboard and shoreside. It also provides real-time reports and information to support the fleet and risk management decisions. Through this system, our senior managers, as well as ship management, can focus on consistent, high quality operation of the fleet. The SEMS is approved and audited annually by our classification society Det Norske Veritas (DNV), and the system also undergoes regular internal audits as well as an annual audit by the U.S. Coast Guard. We screen and train our crew to ensure crew familiarity and proficiency with the safety equipment onboard. Various safety measures have been implemented on all of our ships and additional personnel have been appointed in our ship operations departments. We believe that we are in substantial compliance with current health and safety rules and regulations. However, such laws are constantly evolving and there can be no guarantee that changes in these laws and regulations or their enforcement will not require significant additional costs in the future.

Insurance

We maintain marine insurance on the hull and machinery of our ships, which are maintained in amounts related to the estimated market value of each ship. The coverage for each of the hull and machinery policies is maintained with syndicates of insurance underwriters from the European and U.S. insurance markets.

In addition to the marine insurance coverage on the hull and machinery of our ships discussed above, we seek to maintain comprehensive insurance coverage at commercially reasonable rates and believe that our current coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business. We carry:

•	protection and indemnity insurance (that covers third-party liabilities) including insurance against risk of fuel spill;

•

hull and machinery insurance, war risk insurance, including terrorist risk insurance, on each ship in an amount equal to the total insured hull value, subject to certain coverage limits, deductibles and exclusions. The terms of our marine war risk policies include provisions where underwriters can give seven days notice to the insured that the policies will be cancelled, which is typical for policies in the marine industry;

•	tour operator insurance;

•	insurance for cash onboard; and

•	insurance for our shoreside property and general liability risks.

We believe that all of our insurance coverage, including those noted above, is subject to market-standard limitations, exclusions and deductible levels.

The Athens Convention Relating to the Carriage of Passengers and Their Luggage by Sea (1974) (the “Athens Convention”) and the Protocol to the Athens Convention Relating to the Carriage of Passengers and Their Luggage by Sea (1976) (the “1976 Protocol”) are generally applicable to passenger ships. The U.S. has not ratified the Athens Convention; however, with limited exceptions, the 1976 Protocol to the Athens Convention may be contractually enforced with respect to cruises that do not call at a U.S. port. The International Maritime Organization Diplomatic Conference agreed to a new protocol to the Athens Convention on November 1, 2002 (the “2002 Protocol”). The 2002 Protocol, which has not yet entered into force, establishes for the first time a level of compulsory insurance which must be maintained by passenger ship operators with a right of direct action against the insurer. The timing of the entry into force of the 2002 Protocol, if achieved at all, is unknown. No assurance can be given that affordable and secure insurance markets will be available to provide the level and type of coverage required under the 2002 Protocol. If the 2002 Protocol enters into force, we expect insurance costs would increase.

Trademarks

We own a number of registered trademarks relating to, among other things, the names “NORWEGIAN CRUISE LINE,” “NCL” and the NCL logo, the names of our ships (except where trademark applications for these have been filed and are pending), incentive programs and specialty services rendered on our ships. In addition, we own registered trademarks relating to the “FREESTYLE” family of names, including, “FREESTYLE CRUISING,” “FREESTYLE DINING” and “FREESTYLE VACATION.” Other significant marks include our SCHOOL OF FISH DESIGN marks that display one fish swimming against a school of fish and “NCL” slogan marks, e.g., “NCL. WHERE YOU’RE FREE TO WHATEVER,” which underscore our “FREESTYLE” message. We believe our “NORWEGIAN CRUISE LINE,” “NCL,” “FREESTYLE CRUISING,” “FREESTYLE DINING,” “FREESTYLE VACATION” and “NCL” slogan trademarks and the names of our ships as well as the SCHOOL OF FISH DESIGN and NCL logos are widely recognized throughout North America and Europe and have considerable value.

Competition

We compete in the multi-night global cruise vacation industry. Although this sector has grown significantly over the past decade, it still remains a relatively small part of the broadly defined global vacation market that has historically been dominated by land-based vacation alternatives. The different cruise brands that make up the global cruise vacation industry historically have been segmented by product offering and service quality into contemporary, premium and luxury cruises. The contemporary segment generally includes cruises on larger ships that last seven days or less, provides a casual ambiance and is less expensive than the premium or luxury segments. The premium segment generally is characterized by cruises that last from seven to 14 nights with a higher quality product offering than the contemporary segment, appealing to a more affluent demographic. The luxury segment generally offers the highest level of services and quality with longer cruises on the smallest ships.

We compete primarily with the other Major North American Cruise Brands, which together comprise approximately 90% of the North American cruise market as measured by total Berths. These brands include Carnival Cruise Lines and Royal Caribbean International which comprise the contemporary segment and Holland America, Princess Cruises and Celebrity Cruises which are part of the premium segment. As of December 31, 2010, Norwegian Cruise Line accounted for approximately 12% of the Major North American Cruise Brands’ capacity in terms of Berths. We compete against all of these operators principally on the quality of our ships, our differentiated product offering, selection of our itineraries and value proposition of our cruises.

We also face competition from non-cruise vacation alternatives, including beach resorts, golf and tennis resorts, theme parks, land-based gaming operations, and other hotels and tourist destinations.

Regulatory Issues

Registration of Our Ships

Ten of the ships that we currently operate are registered in the Bahamas. One of our ships, Pride of America, is a U.S.-flagged ship. Our ships registered in the Bahamas are inspected at least annually pursuant to Bahamian requirements. Our U.S.-registered ship is subject to laws and regulations of the U.S. federal government and to various U.S. federal regulatory agencies, including, but not limited to, the U.S. Public Health Service and the U.S. Coast Guard. Our U.S.-flagged ship is also regulated by the Food and Drug Administration (“FDA”) and U.S. Department of Labor.

Our entire fleet is also subject to the health and safety laws and regulations of the various port locales where the ships dock. The U.S. and the Bahamas are members of the IMO and have adopted and implemented the IMO conventions relating to ocean-going passenger ships. U.S. law generally requires ships transporting passengers exclusively between and among ports in the U.S. to be built entirely in the U.S., documented under U.S. law, crewed by Americans and owned by entities that are at least 75% owned and controlled by U.S. citizens. We have been granted specific authority to operate in and among the islands of Hawaii under legislation, known as the “Hawaii Cruise Ship Provision,” which was part of the “Consolidated Appropriations Resolution, 2003” enacted in 2003 (Public Law 108-7, Division B, Title II, General Provisions—Department of Commerce, Section 211 (February 20, 2003) (117 Stat. 11,79)). The Hawaii Cruise Ship Provision permitted two partially completed ships (originally contracted for construction in a U.S. shipyard by an unrelated party), to be completed in a shipyard outside of the U.S. and documented under the U.S. flag even if the owner does not meet the 75% U.S. ownership requirement, provided that the direct owning entity is organized under the laws of the U.S. and meets certain U.S. citizen officer and director requirements. Presently, only one of the two ships completed in compliance with the Hawaii Cruise Ship Provision, Pride of America, operates as a U.S.-flagged ship. The other, Pride of Hawai’i, was transferred to the Bahamas registry and operates as Norwegian Jade. The Hawaii Cruise Ship Provision also authorized the re-documentation under the U.S. flag of one additional foreign-built cruise ship for operation between U.S. ports in the islands of Hawaii, Pride of Aloha. In May 2008, Pride of Aloha was transferred to the Bahamas registry and operates as Norwegian Sky. The Hawaii Cruise Ship Provision imposes certain requirements, including that any non-warranty work be performed in the U.S., except in case of emergency or lack of availability, and that the ship operates primarily between and among the islands of Hawaii. As a result of this exemption, our U.S.-flagged ship deployed in Hawaii is able to cruise between U.S. ports in Hawaii without the need to call at a foreign port.

Health and Environment

Our various ports of call subject our ships to international and U.S. laws and regulations relating to environmental protection, including but not limited to MARPOL. Under such laws and regulations, we are prohibited from, among other things, discharging certain materials, such as petrochemicals and plastics, into the waterways. Specifically, in the U.S., we comply with the newly implemented U.S. Environmental Protection Agency’s Vessel General Discharge permit.

Also in the U.S., we must meet the U.S. Public Health Service’s requirements, including ratings by inspectors from the Centers for Disease Control and Prevention (“CDC”) and the FDA. We believe we rate at the top of the range of CDC and FDA scores achieved by the major cruise lines. In addition, the cruise industry and the U.S. Public Health Service have agreed on regulations for food, water and hygiene to assist cruise lines in achieving the highest health and sanitation standards on cruise ships.

Furthermore, Norwegian Cruise Line is certified under the International Organization for Standardization’s ISO 14001 Standard. This voluntary standard sets requirements for establishment and implementation of a comprehensive environmental management system which we have adopted for our operations. Currently we operate under an Environmental Management Plan that is incorporated into the SEMS program.

Pursuant to FMC and U.S. Coast Guard regulations, we have covered our financial responsibility with respect to death or injury to passengers and water pollution by providing required guarantees from our insurers with respect to such potential liabilities. This includes obtaining Certificates of Financial Responsibility required by the U.S. Coast Guard relating to our ability to satisfy liabilities in cases of water pollution.

Permits for Glacier Bay, Alaska

In connection with certain of our Alaska cruise operations, we rely on concession permits from the U.S. National Park Service to operate our ships in Glacier Bay National Park and Preserve. We currently hold a concession permit allowing for 22 calls per summer cruising season through September 30, 2019. However, there can be no assurance that such permit will be renewed when necessary or that regulations relating to the renewal of such permit will remain unchanged in the future.

Security and Safety

Commencing July 1, 1998, pursuant to provisions adopted by the IMO, all cruise ships were required to be certified as having safety procedures that comply with the requirements of the International Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”). We have obtained certificates certifying that our ships are in compliance with the ISM Code. Each such certificate is granted for a five-year period and is subject to periodic verification.

We believe that our ships currently comply with all requirements of the IMO and the U.S. and Bahamian flags, including but not limited to SOLAS, MARPOL and STCW. The SOLAS requirements are amended and extended by the IMO from time to time. For example, the International Port and Ship Facility Code (“ISPS Code”), was adopted by the IMO in December 2002 and provides for measures strengthening maritime security and places new requirements on governments, port authorities and shipping companies in relation to security issues on ships and in ports. We comply with the ISPS Code.

In addition to the requirements of the ISPS Code, the U.S. Congress enacted the Maritime Transportation Security Act of 2002 (“MTSA”), which implements a number of security measures at ports in the U.S. including measures that apply to ships registered outside the U.S. docking at ports in the U.S. The U.S. Coast Guard has published MTSA regulations that require a security plan for every ship entering the territorial waters of the U.S., provide for identification requirements for ships entering such waters and establish various procedures for the identification of crew members on such ships. Our fleet is in compliance with the requirements imposed upon it by the MTSA and the U.S. Coast Guard regulations. The Transportation Workers Identification Credential (“TWIC”) is a new federal requirement for accessibility into and onto U.S. ports and U.S.-flagged ships. We are in compliance with this requirement.

Amendments to SOLAS required that ships constructed in accordance with pre-1974 SOLAS requirements install automatic sprinkler systems by December 31, 2005. Failure to comply with the SOLAS requirements with respect to any ship will, among other things, restrict the operations of such ship in the U.S. and many other jurisdictions. We are in compliance with these requirements.

IMO adopted an amendment to SOLAS which requires partial bulkheads on cabin balconies to be of non-combustible construction. Existing ships are required to comply with this SOLAS amendment by the first statutory survey after July 1, 2008. All of our ships are in compliance with the SOLAS amendment. The new SOLAS regulation on Long-Range Identification and Tracking (LRIT) entered into force on January 1, 2008. This allows SOLAS contracting governments a year to set up and test the LRIT system and ship operators a year to start fitting the necessary equipment or upgrading so that their ships can transmit LRIT information. Ships constructed on or after December 31, 2008 must be fitted with a system to automatically transmit the identity of the ship, the position of the ship (latitude and longitude) and the date and time of the position. Ships constructed before December 31, 2008 must be fitted with the equipment not later than the first survey of the radio installation after December 31, 2008. We are in compliance with these requirements.

Financial Requirements

The FMC requires evidence of financial responsibility for those offering transportation on passenger ships operating out of U.S. ports to indemnify passengers in the event of non-performance of the transportation. Accordingly, we are required to maintain a $15.0 million third-party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. Proposed regulations would revise the financial requirements with respect to both death/injury and non-performance coverages. Also, we have a legal requirement for us to maintain a security guarantee based on cruise business originated from the United Kingdom and have a bond with the Association of British Travel Agents currently valued at British Pound Sterling 2.1 million. We also are required to establish financial responsibility by other jurisdictions to meet liability in the event of non-performance of our obligations to passengers from those jurisdictions.

From time to time, various other regulatory and legislative changes have been or may in the future be proposed that may have an effect on our operations in the U.S. and the cruise industry in general.

Taxation of the Company

Taxation of Operating Income: In General

This discussion is based on the Code as in effect on the date of this prospectus, existing final and temporary regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Unless exempt from U.S. federal income taxation, a foreign corporation is subject to U.S. federal income tax in respect of its “shipping income” that is derived from sources within the U.S. Currently, we are a partnership for U.S. federal income tax purposes and each of our shareholders is a corporation. If our partners fail to qualify for an exemption for our U.S. sourced shipping income, they will be subject to taxation in the U.S. on such income. We are permitted to make tax distributions to our shareholders to pay such taxes. If we initiate a public offering, then we will become a corporation and on a going forward basis, we and our subsidiaries will be required to qualify for an exemption in order to avoid U.S. federal income taxation of our U.S. sourced shipping income.

Generally, “shipping income” is any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses.

For these purposes, shipping income attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., which we refer to as “U.S. source international shipping income,” will generally be considered to be 50% derived from sources within the U.S.

The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a U.S. port, but that calls on one or more foreign ports, will derive U.S.-source income only from the first and last legs of such cruise. However, since there are no U.S. Treasury Regulations or other IRS guidance with respect to these rules, the applicability of the transportation income source rules described above is not free from doubt.

No portion of shipping income attributable to transportation exclusively between non-U.S. ports will generally be considered to be derived from sources within the U.S. Such shipping income generally will not be subject to any U.S. federal income tax. Shipping income attributable to transportation exclusively between U.S. ports will generally be considered to be 100% derived from U.S. sources.

Unless exempt from tax under Section 883 of the Code, any U.S. sourced shipping income or any other income that is considered to be effectively connected income would be subject to the net tax regime. Our U.S. source shipping income is considered effectively connected income if we have, or are considered to have, a fixed place of business in the U.S. involved in the earning of U.S. source shipping income, and substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the U.S. If we do not have a fixed place of business in the U.S. or substantially all of our income is not derived from regularly scheduled transportation, the income will generally not be considered to be effectively connected income, and the would be subject to a 4% tax on gross income provided under Section 887 of the Code (the “4% Tax Regime”).

The U.S.-source portion of our income that is not shipping income (including our U.S.-flagged operations under the NCL America brand) is generally subject to the net tax regime. U.S. Treasury Regulations list several items of income which are not considered to be incidental to the international operation of ships and, to the extent derived from U.S. sources, are subject to U.S. federal income taxes. Income items considered non-incidental to the international operation of ships include income from the sale of Single-day cruises, shore excursions, air and other transportation, and pre- and post-cruise land packages. Currently, these taxes, if any, would generally be imposed on our shareholders. We are permitted to distribute funds to our shareholders to pay such taxes, or in some cases, pursuant to Section 1446 of the Code, we may withhold such taxes at the partnership level. If we become a corporation pursuant to our initial public offering (as discussed below), these taxes would be imposed directly on us and our subsidiaries.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the related regulations, a foreign corporation will be exempt from U.S. federal income taxation on its U.S. source international shipping income if: (a) it is organized in a qualified foreign country, which is one that grants an “equivalent exemption” from tax to corporations organized in the U.S. in respect of each category of shipping income for which exemption is being claimed under Section 883 of the Code; and (b) either: (1) more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders, which includes individuals who are “residents” of a qualified foreign country; (2) one or more classes of its stock representing, in the aggregate, more than 50% of the combined voting power and value of all classes of its stock are “primarily and regularly traded on one or more established securities markets” in a qualified foreign country or in the U.S.; or (3) it is a “controlled foreign corporation” and it satisfies an ownership test. In addition, U.S. Treasury Regulations require a foreign corporation and certain of its direct and indirect shareholders to satisfy detailed substantiation and reporting requirements.

As described above, we are currently a partnership for U.S. federal income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal or state income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether or not cash distributions are made. In addition, as a partnership, eligibility for the exemption under Section 883 of the Code, for our international shipping income is tested by reference to our shareholders rather than to us. Each of our shareholders must meet the requirements of Section 883 discussed above in order for the exemption to apply to the shipping income allocated to such shareholder. If any of our shareholders were to fail to qualify for the exemption under Section 883 of the Code, such shareholder’s U.S. source shipping income would be subject to either the net tax regime or to the 4% Tax Regime, as discussed above. We are permitted to make tax distributions in respect of any such income to our shareholders (or, in some cases, pursuant to Section 1446 of the Code, withhold such taxes at the partnership level).

We believe and have taken the position that substantially all of our income currently derived from the international operation of ships is properly categorized as shipping income and that we currently do not have a material amount of non-qualifying income. It is possible, however, that a much larger percentage of our income does not qualify (or will not qualify) as shipping income. Moreover, even if our interpretation of Section 883 of the Code is correct, because we are currently treated as a partnership for U.S. federal income tax purposes, the exemption for shipping income is based on our shareholders satisfying complex stock ownership tests under Section 883 of the Code as described above. There are factual circumstances beyond our control, including changes in the direct and indirect owners of our shares that could cause our shareholders to lose the benefit of this tax exemption. Finally, any changes in our operations could significantly increase our exposure to either the net income tax regime or to the four percent tax regime (either by increasing our permitted tax distributions to our shareholders and/or our required withholding in respect of shareholder level taxes, or by increasing our taxes directly (if our public offering is consummated)), and we can give no assurances on this matter.

If our initial public offering is consummated, we would become a corporation for U.S. federal income tax purposes. At such time, we (as opposed to our shareholders) would be required to satisfy the complex stock ownership tests under Section 883 of the Code. If we or any of our subsidiaries were not to qualify for the exemption under Section 883 of the Code, our or such subsidiary’s U.S. source shipping income would be subject to either the net tax regime or four percent tax regime (as discussed above). We expect that we and our subsidiaries will satisfy the stock ownership tests imposed under Section 883 following an initial public offering and therefore expect that we will qualify for the exemption under Section 883. However, as discussed above, there are factual circumstances beyond our control that could cause use to not meet the stock ownership tests. Therefore, we can give no assurances on this matter.

U.S. Taxation of Gain on Sale of Vessels

Provided our partners qualify (or we and our subsidiaries qualify following a public offering) for exemption from tax under Section 883 of the Code in respect of our shipping income, gain from the sale of a vessel likewise should generally be exempt from tax under Section 883 of the Code. If, however, our gain does not, for whatever reason, qualify for exemption under Section 883 of the Code, then such gain could be subject to either the net tax regime or four percent tax regime (determined under rules different from those discussed above).

Certain State, Local and Non-U.S. Tax Matters.

We may be subject to state, local and non-U.S. income or non-income taxes in various jurisdictions, including those in which we transact business, own property or reside. We may be required to file tax returns in some or all of those jurisdictions. Our state, local or non-U.S. tax treatment may not conform to the U.S. federal income tax treatment discussed above. We may be required to pay non-U.S. taxes on dispositions of foreign property or operations involving foreign property that may give rise to non-U.S. income or other tax liabilities in amounts that could be substantial.

The various tax regimes to which we are currently subject result in a relatively low effective tax rate on our world-wide income. These tax regimes, however, are subject to change. Moreover, we may become subject to new tax regimes and may be unable to take advantage of favorable tax provisions afforded by current or future law.

U.S. Federal Income Taxation—U.S.-Flagged Operation

Through 2009, income derived from our U.S.-flagged operation (under the NCL America brand), net of applicable deductions, generally is subject to U.S. federal income taxation (generally at a rate of 35%) and state and local taxes. U.S.-source dividends and interest paid by NCL America generally would have been subject to a 30% withholding tax, unless exempt under one of various exceptions.

Employees

The following table shows the divisional allocation of our employees.

	As of December 31,
	2010	2009	2008
Shipboard(1)	11,850	10,149	11,125
Shoreside	1,919	1,758	1,842

Total	13,769	11,907	12,967

(1)	Does not include crew members that were on leave as of the respective dates.

Also, we refer you to “Risk Factors—Risk Factors Related to Our Business—Amendments to the collective bargaining agreements for crew members of our fleet could have an adverse impact on our financial condition and results of operations” for more information regarding our relationships with union employees and our collective bargaining agreements that are currently in place.

Property and Equipment

Information about our ships, including their size and primary areas of operation, estimated expenditures and financing may be found under “Business—Our Fleet” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources.” Information about environmental regulations and issues that may affect our utilization and operation of cruise ships may be found under “Business—Regulatory Issues—Health and Environment.” For information regarding encumbrances on our ships, see “Description of Other Indebtedness.”

Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida, where we lease approximately 230,300 square feet of facilities. We also lease approximately (i) 24,300 square feet of office space in Sunrise, Florida for sales; (ii) 25,600 square feet of office space in Hawaii for administrative operations of NCL America and Polynesian Adventure Tours; (iii) 9,600 square feet of office space in London, England for sales and marketing in the United Kingdom and Ireland; (iv) 11,000 square feet of office space in Germany for sales and marketing in Europe; and (v) 20,000 square feet of office space in Phoenix, Arizona for a call center. In addition, we own a private island in the Bahamas, Great Stirrup Cay, which we utilize as a port-of-call on some of our itineraries. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary.

Legal Proceedings

In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. On December 30, 2010, the Court denied the plaintiffs’ Motion for Class Certification. On February 16, 2011, the plaintiffs filed a Motion for Reconsideration as to the Court’s Order on Class Certification which was denied. The individual plaintiffs’ claims remain and, accordingly, we are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In May 2011, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and breach of contract. We are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and, to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

MANAGEMENT

Our business and affairs are managed by our Board of Directors which consists of seven members.

The following table sets forth certain information regarding our directors, executive officers and key employees as of September 30, 2011.

Name	Age	Position
Tan Sri Lim Kok Thay	60	Chairman of our Board of Directors
David Chua Ming Huat	49	Director
Marc J. Rowan	49	Director
Steve Martinez	42	Director
Adam M. Aron	57	Director
Walter L. Revell	76	Director, Chairman of the Audit Committee
Karl Peterson	40	Director
Kevin M. Sheehan	58	President and Chief Executive Officer
Wendy A. Beck	46	Executive Vice President and Chief Financial Officer
Andrew Stuart	48	Executive Vice President, Global Sales and Passenger Services
Daniel S. Farkas	42	Senior Vice President, General Counsel and Secretary
Maria Miller	55	Senior Vice President, Marketing
Robert Becker	51	Senior Vice President, Consumer Research

All the executive officers and key employees listed above hold their offices at the pleasure of our Board of Directors, subject to rights under any applicable employment agreements. There are no family relationships between or among any directors and executive officers.

Tan Sri Lim Kok Thay became the Chairman of our Board of Directors on December 16, 2003. Since 2007, Tan Sri Lim has been Chairman and Chief Executive of Genting Berhad, a company listed on Bursa Malaysia Securities Berhad. Genting Berhad is an investment holding company and is principally involved, through its subsidiaries and associated companies, in leisure and hospitality; gaming and entertainment businesses; plantations; property development and management; tours and travel-related services; investments; generation and supply of electric power and oil and gas exploration activities. Since 2006, 2008 and 2005, respectively, Tan Sri Lim has also been Chairman and Chief Executive of Genting Malaysia Berhad, the Chief Executive of Genting Plantations Berhad, both of which are publicly listed companies in Malaysia, and the Executive Chairman of Genting Singapore PLC, a public company listed on the Singapore Stock Exchange. Genting Malaysia, Genting Plantations, and Genting Singapore are subsidiaries of Genting Berhad. Since 1990, Tan Sri Lim has been a director of Golden Hope Limited (acting as trustee of the Golden Hope Unit Trust) which is the principal shareholder of Genting HK; he is also the Chairman and Chief Executive Officer of Genting HK, where he focuses on long-term policies and new shipbuildings. Tan Sri Lim has been with Genting HK since its formation in 1993. Tan Sri Lim was also involved in the development of Resorts World Genting in Malaysia, formerly known as Genting Highlands Resort, and the overall concept and development of the Burswood Resort in Perth, Australia and the Adelaide Casino in South Australia. Tan Sri Lim graduated with a Bachelor of Science (Civil Engineering) degree from the University of London in 1975 and attended the Program for Management Development at the Harvard Graduate School of Business in 1979. Tan Sri Lim has over 30 years of experience investing in, managing and/or serving on the boards of directors of companies operating in the travel and leisure industries and has served as chairman of board of directors of several entities. In light of our ownership structure and Tan Sri Lim’s position with Genting HK and his experience, we believe that it is appropriate for Tan Sri Lim to serve as Chairman of our Board of Directors.

David Chua Ming Huat became a director of the Company in 2008. He has served as President of Genting HK since May 2007. Prior to that time, he was the Chief Operating Officer of Genting Berhad from September 2006 to February 2007. Before that he held key management positions in various international securities companies in Malaysia, Singapore and Hong Kong with extensive knowledge in the management of securities/futures/derivatives trading, asset and unit trusts management, corporate finance and corporate advisory business. He was a director and member of the Listing Committee of the MESDAQ market of Bursa Malaysia Securities Berhad from April 1998 to May 2002. He possesses a Bachelor of Arts degree in Political Science and Economics from the Carleton University, Ottawa, Canada. Mr. Chua has over 15 years of management experience in a diverse range of industries with particular emphasis in securities trading and investments, corporate finance and corporate advisory work and has significant experience in serving on boards of directors. In light of our ownership structure and Mr. Chua’s position with Genting HK and his business experience, we believe that it is appropriate for Mr. Chua to serve as a director of the Company.

Marc J. Rowan became a director of the Company in January 2008. Mr. Rowan co-founded Apollo in 1990 and has been a Senior Managing Director of Apollo Global Management, LLC since 2007. In addition, Mr. Rowan currently serves on the boards of directors of the general partner of AP Alternative Assets, L.P., Apollo Global Management, LLC, Athene Re, Countrywide plc and Caesars Entertainment Corporation, as well as on the boards of certain other Apollo entities. He has previously served on the boards of directors of AMC Entertainment, Inc., Culligan Water Technologies, Inc., Furniture Brands International, Mobile Satellite Ventures, LLC, National Cinemedia, Inc., National Financial Partners, Inc., New World Communications, Inc., Quality Distribution, Inc., Samsonite Corporation, SkyTerra Communications Inc., Unity Media SCA, Vail Resorts, Inc. and Wyndham International, Inc. Mr. Rowan is also active in charitable activities. He is a founding member and serves on the executive committee of the Youth Renewal Fund and is a member of the boards of directors of the National Jewish Outreach Program and the Undergraduate Executive Board of the University of Pennsylvania’s Wharton School of Business. Mr. Rowan graduated summa cum laude from the University of Pennsylvania’s Wharton School of Business with a BS and an MBA in Finance. Mr. Rowan has over 20 years of experience in the private equity industry, has focused on the analysis, assessment and capitalization of new acquisitions and existing portfolio companies and has significant experience in serving on boards of directors. In light of our ownership structure and Mr. Rowan’s position with Apollo and his business experience, we believe that it is appropriate for Mr. Rowan to serve as a director of the Company.

Steve Martinez became a director of the Company in January 2008. Mr. Martinez has been a partner of Apollo since 2007. Mr. Martinez currently serves on the board of directors of Prestige Cruise Holdings, Inc., an upscale cruise line operating the Oceania and Regent Seven Seas brands; the parent company of Rexnord Industries, a diversified manufacturer of engineered products; Principal Maritime, an ocean transportation services company; Veritable Maritime, an owner of crude oil tankers; and Hughes Telematics, an information services company. He has previously served on the boards of directors of Allied Waste Industries, Goodman Global, Jacuzzi Brands and Hayes-Lemmerz International. Mr. Martinez is also active in charitable activities, and currently serves as Co-Chairman of the Northeast Advisory Board of the Hispanic Scholarship Fund. Prior to joining Apollo, Mr. Martinez was a member of the mergers and acquisitions department of Goldman, Sachs & Co. with responsibilities in merger structure negotiation and financing. Before that he worked at Bain & Company Tokyo advising U.S. corporations on corporate strategies in Japan. Mr. Martinez received a Master’s of Business Administration from the Harvard Business School and a Bachelor of Arts and Bachelor of Science from the University of Pennsylvania and the Wharton School of Business, respectively. Mr. Martinez has over 15 years of experience in analyzing and investing in public and private companies and has significant experience in serving on boards of directors. Mr. Martinez participated in the diligence of the Apollo Funds’ investment in the Company and provides our Board of Directors with insight into strategic and financial matters of interest to the Company’s management and shareholders. In light of our ownership structure and Mr. Martinez’ position with Apollo and his business experience, we believe that it is appropriate for Mr. Martinez to serve as a director of the Company.

Adam M. Aron became a director of the Company in January 2008. Since 2006, he has been Chairman and CEO of World Leisure Partners, Inc., a personal consultancy for matters related to travel and tourism and high-end real estate development and which acts in partnership with Apollo. Mr. Aron has previously served as President and CEO of Norwegian Cruise Line, from 1993 to 1996, Senior Vice President of Marketing for United Airlines, from 1990 to 1993, Senior Vice President-Marketing for Hyatt Hotels Corporation, from 1987 to 1990, and most recently as Chairman of the Board and Chief Executive Officer of Vail Resorts, Inc., from 1996 to 2006. Mr. Aron currently serves on the board of directors of Cap Juluca Properties Ltd., E-miles, Inc., Starwood Hotels and Resorts Worldwide and Prestige Cruise Holdings, Inc., the parent company of Oceania Cruises, Inc. and Regent Seven Seas Cruises. He is a member of the Council on Foreign Relations, and is a former member of the Young Presidents’ Organization, Business Executives for National Security; the former First Vice Chairman of the Travel Industry Association of America; and Vice Chairman of the National Finance Committee of the Democratic Senatorial Campaign Committee for the 2008 election cycle. Mr. Aron was selected by the U.S. Secretary of Defense to participate in the Joint Civilian Orientation Conference in 2004, was appointed by the U.S. Secretary of Agriculture to serve on the board of directors of the National Forest Foundation from 2000 through 2006, and was a delegate to President Clinton’s 1995 White House Conference on Travel and Tourism. Mr. Aron received a Master’s of Business Administration degree with distinction from the Harvard Business School and a Bachelor of Science Cum Laude from Harvard College. Mr. Aron has 32 years of experience managing companies operating in the travel and leisure industries and provides our Board of Directors with, among other skills, valuable insight and perspective on the travel and leisure operations of the Company. In light of Mr. Aron’s business experience, we believe that it is appropriate for Mr. Aron to serve as a director of the Company.

Walter L. Revell became a director of the Company and Chairman of the Audit Committee in June 2005, having served as a director of Kloster Cruise Line and other predecessor companies since 1993. Since 1984, Mr. Revell has been Chairman of the Board and Chief Executive Officer of Revell Investments International, Inc., a diversified investment, development and management company located in Coral Gables, Florida. Since 1994, 2002 and 1990, respectively, Mr. Revell has also served as a director of The St. Joe Company, a publicly traded company that is Florida’s largest private land owner and a major real estate developer, as a director of International Finance Bank in Miami, Florida and as a director of Edd Helms Group in Miami, Florida. Since 1990, he has also served as Chairman of the Board and Chief Executive Officer of Pinehurst Development, Inc., a family owned company, and serves on the Executive Committee, the Board of Trustees and as Chairman of the Construction Committee of the Miami Science Museum. He formerly was a director of Calpine Corporation, Dycom Industries, Rinker Materials and Sun Banks of Florida. Mr. Revell served as Secretary of Transportation for the State of Florida in the Askew Administration. He is a past Chairman of the Florida Chamber of Commerce and has been a member of The Florida Council of 100 since 1972. He served as Chairman and CEO of H.J. Ross Associates, Inc., consulting engineers, planners and scientists, and continues as Senior Advisor to T.Y. Lin International, the new parent company, in San Francisco. Mr. Revell has 40 years of business experience investing and operating in a diverse range of industries and has significant experience serving on boards of directors. In light of Mr. Revell’s business experience, we believe that it is appropriate for Mr. Revell to serve as a director of the Company.

Karl Peterson became a director of the Company in July 2008. He is a Partner of TPG Capital, a member of that firm’s Management Committee and co-head of the firm’s EMEA efforts. Since rejoining TPG Capital in 2004, Mr. Peterson has led TPG Capital’s investment activities in travel and leisure and media and entertainment sectors and starting in 2009 he assumed responsibility for leading the firm’s investments in financial services. Prior to 2004, he was President and Chief Executive Officer of Hotwire, Inc. Mr. Peterson led Hotwire, Inc. from inception through its highly successful sale to IAC/InterActiveCorp for $680 million in 2003. Before his work at Hotwire, Inc., Mr. Peterson was a principal of TPG Capital in San Francisco. Prior to joining TPG Capital in 1995, Mr. Peterson was an investment banker in the Mergers & Acquisitions Department and the Leveraged Buyout Group of Goldman, Sachs & Co. from 1992 to 1995. He graduated with high honors from the University of Notre Dame, where he earned a B.B.A. in finance and business administration and was elected to Beta Gamma Sigma. Mr. Peterson currently serves on the board of directors of Caesars Entertainment Corporation and Sabre

Holdings Corporation. Mr. Peterson has 15 years of experience in analyzing and investing in public and private companies and has significant experience in serving on boards of directors. Mr. Peterson participated in the diligence of the TPG Viking Funds’ investment in the Company and provides our Board of Directors with insight into strategic and financial matters of interest to the Company’s management and shareholders. In light of our ownership structure and Mr. Peterson’s position with TPG Capital and his business experience, we believe that it is appropriate for Mr. Peterson to serve as a director of the Company.

Kevin M. Sheehan has served as the President and Chief Executive Officer of the Company since August 2010. He has served as the Chief Executive Officer of the Company since November 2008 and as President since August 2010 and previously from August 2008 through March 2009. Mr. Sheehan also served as Chief Financial Officer of the Company from November 2007 through September 2010. Prior to joining us, he spent two and a half years consulting to private equity firms including Cerberus, Fortress and Clayton Dubilier & Rice and lecturing full time at Adelphi University in New York as Distinguished Visiting Professor of Accounting, Finance and Economics. Prior to that, Mr. Sheehan served a nine-year career with Cendant as Chairman and Chief Executive Officer of their Vehicle Services Division including responsibility for Avis Rent A Car, Budget Rent A Car, Budget Truck, PHH Fleet Management and Wright Express. Prior to that he was Cendant’s Chief Financial Officer and initially served as President and Chief Financial Officer of Avis Group. He is a graduate of Hunter College and the New York University Graduate School of Business. Mr. Sheehan serves on the board of directors, as Chairman of the Audit Committee and as a member of the Compensation Committee of GateHouse Media (NYSE “GHS”) and serves on the board of directors of the Steamship Mutual Underwriting Limited. He also serves as Chairman of the Florida Caribbean Cruise Association’s Executive Committee and on the Executive Committee of the Cruise Line International Association.

Wendy A. Beck has served as the Executive Vice President and Chief Financial Officer since September 2010. Prior to joining us, Ms. Beck served as Executive Vice President and Chief Financial Officer of Domino’s Pizza, Inc. from May 2008 to August 2010. Prior to that she served as Senior Vice President, Chief Financial Officer and Treasurer of Whataburger Restaurants, LP from May 2004 through April 2008 and served as their Vice President and Chief Accounting Officer from August 2001 through April 2004. Ms. Beck was also employed at Checkers Drive-In Restaurants, Inc. from 1993 though July 2001, serving as their Vice President, Chief Financial Officer and Treasurer from 2000 through July 2001. Ms. Beck currently sits on the board of directors and audit committee for Spartan Stores, Inc. Ms. Beck holds a Bachelor of Science degree in Accounting from the University of South Florida and is a Certified Public Accountant.

Andrew Stuart has served as Executive Vice President, Global Sales and Passenger Services of the Company since November 2008. From April 2008 through September 2008, he held the position of Executive Vice President and Chief Product Officer. From September 2003 through March 2008, he served as Executive Vice President of Marketing, Sales and Passenger Services. Prior to that, he was our Senior Vice President of Passenger Services as well as Vice President of Sales Planning. He joined us in August 1988 in our London office holding various Sales and Marketing positions before relocating to our headquarters in Miami. Mr. Stuart earned a Bachelor of Science degree in Catering Administration from Bournemouth University, United Kingdom.

Daniel S. Farkas has served as Senior Vice President and General Counsel of the Company since February 2008 and as Secretary of the Company since 2010. Since Mr. Farkas joined us in January 2004, he has held the positions of Vice President and Assistant General Counsel from 2005 to 2008, and Assistant General Counsel, from 2004 to 2005. Mr. Farkas was formerly a partner in the Miami offices of the law firm Mase and Gassenheimer specializing in maritime litigation. Before that he was an Assistant State Attorney for the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. Mr. Farkas currently serves on the board of directors of the Cruise Industry Charitable Foundation. Mr. Farkas earned a Bachelor of Arts degree Cum Laude with honors in English and American Literature from Brandeis University and a Juris Doctorate degree from the University of Miami.

Maria Miller has served as Senior Vice President, Marketing since June 2009. Prior to joining us, Ms. Miller served as Senior Vice President, Marketing for Dave & Buster’s Inc., from May 2003 through May 2009. Before that she was Principal and Co-Founder of the marketing consulting firm Sage Partners, LLC from February 2002 through April 2003 and served as Vice President of Marketing for Elance from July 2000 through September 2001. Ms. Miller also served as Senior Vice President, Marketing for Avis Group Holdings, Inc., from January 1998 through July 2000 and held several marketing positions at American Express Company including Vice President, Platinum Card Operations from April 1987 through October 1995. Ms. Miller holds a Bachelor of Science degree in Business Administration from New York University and an MBA from Stanford University.

Robert Becker has served as Senior Vice President, Consumer Research of the Company since March 2008. Prior to joining us, Mr. Becker held the same position at Carnival Cruise Lines from November 1999 through February 2008. Before that Mr. Becker served as Director of Consumer Research/National Accounts at Renaissance Cruise Lines from November 1996 through October 1999 and General Manager of R Travel from August 1994 through September 1996. Mr. Becker holds a Bachelor of Arts from St. Bonaventure University and an MBA from Florida Atlantic University.

Board of Directors

All of our current directors serve until re-elected or their successors are appointed at our annual general meeting. Our Board of Directors has established an Audit Committee and a Compensation Committee as described below.

We refer you to “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement” for information regarding the governance arrangements for the Company among our principal shareholders, Genting HK, the Apollo Funds and the TPG Viking Funds, and the process for selection of directors by our principal shareholders.

Director Independence

As of September 30, 2011, our Board of Directors was composed of Tan Sri Lim Kok Thay, David Chua Ming Huat, Marc J. Rowan, Steve Martinez, Adam M. Aron, Walter L. Revell and Karl Peterson. Our Board of Directors has affirmatively determined that Mr. Revell meets the objective criteria for independence set forth by the NASDAQ, and that he does not have any relationship, direct or indirect, to the company other than through his service as a director.

Committees of Our Board of Directors

Audit Committee

The purpose of the Audit Committee is to assist our Board of Directors in fulfilling its oversight responsibility relating to (i) the integrity of our financial statements; (ii) the performance of the internal audit services function; (iii) the engagement of the independent auditor and the evaluation of the independent auditor’s qualification, independence and performance; and (iv) compliance by us with legal and regulatory requirements. The Audit Committee has established a written charter which describes the purpose, organization, authority and responsibilities of the Audit Committee. Mr. Revell is the chair of, and he, and Mr. Martinez, serve on our Audit Committee. Our Board of Directors has determined that Mr. Revell meets the requirements for being an “audit committee financial expert” as defined by SEC regulations.

Compensation Committee

The purpose of the Compensation Committee is to assist our Board of Directors in fulfilling its overall responsibilities with respect to: (i) the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters; (ii) the review and approval of the compensation of our chief executive officer and the other executive officers of us and our subsidiaries; and (iii) providing oversight concerning selection of officers, management succession planning, performance of individual executives and related matters.

Code of Conduct and Ethics

Our code of conduct and ethics is applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer and is publicly available on our website at www.ncl.com. Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any decision with respect to the exchange offer.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of our Board of Directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board of Directors or compensation committee. No interlocking relationship exists between any member of our Board of Directors or any member of the compensation committee (or other committee performing equivalent functions) of any other company.

COMPENSATION DISCUSSION AND ANALYSIS

This section describes each of the material elements of compensation awarded to, earned by or paid to our executive officers identified in the Summary Compensation Table, which we refer to in this section as our “Named Executive Officers” or “NEOs.” This section also describes the role and involvement of various parties in our executive compensation analysis and decisions, and provides a discussion of the process and rationale for the decisions of our Board of Directors to compensate our Named Executive Officers with specific types and amounts of compensation. The Named Executive Officers for 2010 were:

Kevin M. Sheehan	President and Chief Executive Officer
Wendy A. Beck*	Executive Vice President and Chief Financial Officer
Andrew Stuart	Executive Vice President, Global Sales and Passenger Services
Maria Miller	Senior Vice President, Marketing
Robert Becker	Senior Vice President, Consumer Research

*	Ms. Beck’s employment with the Company commenced effective on September 20, 2010. Prior to that time Mr. Sheehan also served as our Chief Financial Officer.

Although we have a separate Compensation Committee, our executive compensation programs have been determined and approved by our entire Board of Directors. Our Board of Directors historically has had the authority to determine all aspects of our executive compensation program, and has made all compensation decisions affecting the Named Executive Officers. None of the Named Executive Officers are members of our Board of Directors or otherwise had any role in determining the compensation of other Named Executive Officers, although our Board of Directors does consider the recommendations of our President and Chief Executive Officer (the “CEO”) in setting compensation levels for our executive officers other than the CEO.

Executive Compensation Program Objectives and Philosophy

The Company’s executive compensation arrangements are guided by the following principles and business objectives:

•	We believe that a capable, experienced and highly motivated executive management team is critical to our success and to the creation of long-term shareholder value.

•

We believe that the most effective executive compensation program is one that is designed to reward the achievement of annual, long-term and strategic goals and aligns the interests of our executives with those of our shareholders, with the ultimate objective of improving long-term shareholder value.

The Company’s executive compensation program is designed according to these principles and is intended to achieve two principal objectives: (1) effectively attract and retain executives with the requisite skills and experience to help us achieve our business objectives and develop, expand and execute business opportunities that improve long-term shareholder value; and (2) encourage executives to achieve our short-term and long-term business objectives and increase long-term shareholder value by linking executive compensation to Company performance, increases in long-term shareholder value and individual performance.

The Company’s current compensation program has three key elements, which are designed to be consistent with the Company’s compensation philosophy and business objectives: (1) base salary; (2) annual incentive cash bonuses; and (3) long-term equity awards that are subject to both time and performance-based vesting requirements. The Company also provides nonqualified deferred compensation plan benefits, 401(k) retirement benefits, perquisites and severance benefits to the executive officers.

In structuring executive compensation arrangements, our Board of Directors considers how each component meets these objectives. Base salaries, severance, retirement and nonqualified deferred compensation benefits are primarily intended to attract and retain highly qualified executives. These are the elements of our executive compensation program where the value of the benefit in any given year is not dependent on performance (although base salary amounts and benefits determined by reference to base salary may change from year to year depending on performance, among other things). We believe that in order to attract and retain top executives, we need to provide our executives with compensation levels that reward their continued service and are competitive. Some of the elements, such as base salaries, are paid out on a short term or current basis. Other elements, such as benefits provided upon termination of employment and nonqualified deferred compensation are paid out on a longer term basis. We believe that this mix of short and long term elements allows us to achieve our goals of attracting and retaining top executives.

Annual incentive bonuses and long-term equity incentives are the elements of our executive compensation program that are designed to reward performance and thus the creation of shareholder value. Annual incentive bonuses are primarily intended to motivate the Named Executive Officers to achieve the Company’s annual financial objectives, although we also believe they help us attract and retain top executives. Our long-term equity incentives are primarily intended to align Named Executive Officers’ long-term interests with shareholders’ long-term interests, although we also believe that they play a role in helping us to attract and retain top executives.

Our Board of Directors believes that performance based compensation such as annual incentive bonuses and long-term equity incentives play a significant role in aligning management’s interests with those of our shareholders. For this reason, these forms of compensation constitute a significant portion of each of our Named Executive Officers’ compensation. In determining the appropriate mix for each of our Named Executive Officers, our Board of Directors considers and assesses, among other factors, each Named Executive Officer’s responsibilities, background and experience, and value to the Company, as well as each officer’s expected level of contribution toward achieving the Company’s long-term objectives.

Compensation Consultants; Review of Relevant Compensation Data

Consistent with past practice, in 2010 neither our Board of Directors nor management retained a compensation consultant to review or recommend the amount or form of compensation paid to our executive officers, including our Named Executive Officers, or our directors. We have not adopted a policy regarding compensation consultant independence. We will consider the implementation of such a policy if and when we decide to retain a compensation consultant to assist us with our executive compensation programs in the future.

Our Board of Directors believes that, in order to effectively attract and retain high level executive talent, each element of the compensation program should establish compensation levels that take into account current market practices. Our Board of Directors does not “benchmark” executive compensation at any particular level in comparison with other companies. Rather, our Board of Directors familiarizes itself with compensation trends and competitive conditions through the review of non-customized third-party market surveys and other publicly available data about relevant market compensation practices. In setting compensation levels for 2010, our Board of Directors considered publicly available compensation data to determine the relative strengths and weaknesses of our compensation packages on an aggregate basis solely as a validation after determining the types and amount of compensation based on its own evaluation. In addition to a review of the general market compensation levels and practices, in setting compensation levels for 2010, our Board of Directors also relied on its extensive experience managing private equity entities and considered each executive’s level of responsibility and performance for the overall operations of the Company, historical Company practices, long-term market trends, internal pay equity, expectations regarding the individual’s future contributions, our own performance, budget considerations, and succession planning and retention strategies.

Executive Compensation Program Elements

Base Salaries

Each Named Executive Officer is party to an employment agreement that provides for a fixed base salary, subject to annual review by our Board of Directors. The initial base salary level for each Named Executive Officer was negotiated in connection with the executive joining the Company or upon a change of their responsibilities. Decisions regarding adjustments to base salaries are made at the discretion of our Board of Directors. In reviewing base salary levels for our Named Executive Officers, our Board of Directors considers and assesses, among other factors, each Named Executive Officer’s current base salary, their job responsibilities, leadership and experience, and value to our Company. In addition, as noted above, base salary levels are generally intended to be consistent with competitive market base salary levels, but are not specifically targeted or “bench-marked” against any particular company or group of companies.

After reviewing the Named Executive Officers’ base salaries in light of the current economic environment and considering the Company’s financial position, our Board of Directors determined to increase the base salaries of our Named Executive Officers by 2% from their 2009 levels effective April 1, 2010.

Annual Performance Incentives

Each of our Named Executive Officers, with the exception of Ms. Beck and Mr. Becker, are eligible for an annual performance incentive cash bonus opportunity pursuant to the terms of their employment agreements. The employment agreements for each of these Named Executive Officers provide that for each fiscal year of the Company, the executive is eligible to earn an incentive bonus determined by our Board of Directors in its discretion based on the attainment of performance objectives established for the fiscal year by our Board of Directors. For the 2010 fiscal year, our Board of Directors established the applicable performance objectives under the 2010 Management Incentive Plan. The 2010 performance objectives were based upon the achievement of certain performance goals of the Company and the individual. The annual performance incentive is used to ensure that a portion of our Named Executive Officers’ compensation is at risk, and that each Named Executive Officer has the opportunity to receive a variable amount of compensation based on our Board of Directors’ evaluation of our and the individual’s performance. In 2010, Ms. Beck received a guaranteed bonus of $250,000 instead of a performance-based incentive bonus due to her mid-year appointment with the Company. Mr. Becker’s employment agreement provides for an annual bonus of $350,000.

Each year, our Board of Directors establishes the potential value of the executives’ incentive bonus opportunity, as well as the performance targets required to achieve these opportunities, which may include one or any combination of the following: (i) net income, operating income or EBITDA; (ii) return on assets, return on capital, return on equity, return on economic capital, return on other measures of capital, return on sales or other financial criteria; (iii) revenue or net sales; (iv) budget and expense management; or (v) customer or product measures. In determining the extent to which the performance measures are met for a given period, our Board of Directors exercises its judgment whether to reflect or exclude the impact of extraordinary, unusual or infrequently occurring events.

Each year, our Board of Directors also establishes non-financial performance measures for our Chief Executive Officer, and our Chief Executive Officer establishes the non-financial performance measures for each of the other applicable executive officers, including the Named Executive Officers. These measures are used by our Board of Directors to evaluate performance beyond purely financial measures, and include one or any combination of the following: (i) exceptional performance of each individual’s area of responsibility; (ii) leadership; (iii) creativity and innovation; (iv) collaboration; (v) development and implementation of growth initiatives; (vi) guest experience and loyalty; (vii) employee satisfaction; and (viii) other activities that are critical to driving long-term value for shareholders.

Our Board of Directors sets the value of the annual performance incentive opportunity as a percentage of the executive’s base salary. However, the actual amount that becomes payable to an executive is determined by our Board of Directors, in its sole discretion, based on the level of achievement of the Company performance goal and our Board of Directors’ assessment of the executive’s individual performance. After the end of the year, our Board of Directors reviews the Company’s actual performance against the performance goal established at the beginning of the year. Our Board of Directors also makes an assessment of performance against the non-financial goals set at the outset of the year as well as each Named Executive Officer’s performance in relation to any extraordinary events or transactions.

For 2010, our Board of Directors established a Company performance target based on EBITDA, as defined below for purposes of the management incentive plan, with the amount of each Named Executive Officer’s annual performance opportunity to be determined based on the Company’s actual EBITDA for the year as compared with the target EBITDA established by our Board of Directors. If the actual EBITDA for 2010 was less than 90% of the target EBITDA, no bonuses would be paid. If the actual EBITDA for 2010 was at least 110% of the target EBITDA, each Named Executive Officer would be eligible to receive up to their maximum bonus opportunity. For purposes of our management incentive plan, we define EBITDA as earnings before interest, other income (expense) including taxes, and depreciation and amortization before or after nonrecurring, uncontrollable or unusual items. Our Board of Directors believes that EBITDA is a useful measure as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense. In setting the target EBITDA for 2010, our Board of Directors considered several factors, including a careful review of the annual budget and the desire to ensure continued improved performance on a year over year basis. Our Board of Directors reserved the right to adjust the goals during the course of the year to take into account changes in deployment of the fleet, major unforeseen and uncontrollable events and other non-recurring and extraordinary costs and revenues experienced by the Company during the year, and made appropriate adjustments for certain non-recurring items consistent with this authority.

The following chart sets forth the EBITDA levels at which various levels of incentive payout would become available to our Named Executive Officers for 2010, with the bonus percentage amounts expressed as a percentage of the Named Executive Officer’s base salary for 2010. Between these points the payout is calculated on a sliding straight line basis. The bonus for each of the Named Executive Officers was determined by our Board of Directors, in its judgment, to be appropriate based on the target bonus amount that was negotiated by each executive in their respective employment agreement, each executive’s experience and position, and general competitive practices.

Name	Percentage of EBITDA goal Achieved	Financial Performance Bonus	Non-Financial Performance Bonus	Total Maximum Bonus
Kevin M. Sheehan	90%	0%	20%	20%
	95%	40%	20%	60%
	100%	80%	20%	100%
	105%	120%	30%	150%
	110%	160%	40%	200%
Wendy A. Beck	—	—	—	—
Andrew Stuart	90%	0%	10%	10%
	95%	20%	10%	30%
	100%	40%	10%	50%
	105%	60%	15%	75%
	110%	80%	20%	100%
Maria Miller	90%	0%	7%	7%
	95%	14%	7%	21%
	100%	28%	7%	35%
	105%	42%	10.5%	52.5%
	110%	56%	14%	70%
Robert Becker	—	—	—	—

Our Board of Directors determined that the Company’s EBITDA for 2010, adjusted primarily for the impact of foreign exchange versus budget, reached the 2010 EBITDA maximum bonus target of $411.2 million. Based on its subjective assessment of the individual performance for each Named Executive Officer and the level of achievement of the EBITDA target, our Board of Directors determined the bonus amount it considered appropriate to award to each Named Executive Officer for 2010, which is set forth below.

Name	Financial Performance Bonus	Non-Financial Performance Bonus	Total Bonus Percentage	Final Bonus Amount
Kevin M. Sheehan	160%	40%	200%	$2,036,072
Wendy A. Beck	—	—	—	—
Andrew Stuart	80%	20%	100%	$465,826
Maria Miller	56%	14%	70%	$248,525
Robert Becker	—	—	—	—

Leadership Retention Awards

In 2008, our Board of Directors approved special one-time leadership retention awards in the form of cash bonuses to certain key executives of the Company, including Kevin M. Sheehan and Andrew Stuart. One-third of each award vested and became payable on December 31, 2009 and 2010, while the remaining one-third will vest on December 31, 2011, provided that the executive is still actively employed by the Company in an executive capacity through that respective payment date. Our Board of Directors approved these one-time awards to provide a special retention incentive to certain key employees during the Company’s critical restructuring.

Long-Term Equity Incentive Compensation

Our policy has been that the long-term compensation of our executives, including our Named Executive Officers, should be directly linked to the value provided to shareholders. Accordingly, our long-term equity incentive program is intended to directly align a significant portion of the compensation of our Named Executive Officers with the interests of our shareholders by motivating and rewarding creation and preservation of long-term shareholder value with measurement to a multi-year performance period.

In 2009, we adopted the Profits Sharing Agreement which authorizes us to grant profits interests in the form of Ordinary Profits Units in the Company to certain key employees, including the Named Executive Officers. Each award of Ordinary Profits Units represents a share in any future appreciation of the Company after the date of grant, subject to vesting conditions and once certain shareholder returns have been achieved.

On October 13, 2010, our Board of Directors granted Mr. Sheehan and Ms. Beck certain awards of Ordinary Profits Units in the amounts set forth in the “Grants of Plan Based Awards Table” below. In determining the level of awards granted to Mr. Sheehan and Ms. Beck, our Board of Directors took into account each of their responsibilities, background and experience as well as their expected level of contribution toward achieving the Company’s long-term objectives and our Board of Directors’ expectations as to the long-term Company performance. Each of the other Named Executive Officers was granted an award of Ordinary Profits Units in prior years, and these awards continue to serve as each executive’s long-term compensation opportunity.

The Ordinary Profits Units are generally subject to time-based vesting requirements (“TBUs”) and performance-based vesting requirements (“PBUs”). The TBUs vest ratably over five years, subject to the executive’s continued employment with the Company. In general, the PBUs will vest, if at all, upon a “realization event” (which is generally defined to mean any receipt of cash dividends, distributions or sale proceeds with respect to our ordinary shares) for the Apollo Funds if the following levels of invested capital are returned to the Apollo Funds in connection with the realization event: 50% of the PBUs will vest if the Apollo Funds receive a return equal to 100% of their invested capital in the Company and the remaining 50% will vest if the Apollo Funds receive a return equal to 200% or more of their invested capital in the Company. These vesting provisions were established to ensure that the value realized by the Named Executive Officers would increase as the final cash return ultimately realized by the Apollo Funds and our other current shareholders increases.

In addition, during 2010, Mr. Sheehan was granted 100,000 PBUs that will vest upon the occurrence of a “realization event” provided that the amount of realized cash received by the Apollo Funds is greater than two and one-quarter times (2.25x) the capital invested in the Company by the Apollo Funds. This award of PBUs was granted to Mr. Sheehan as a special performance incentive to motivate him to achieve a superior cash return for the Apollo Funds and our other current shareholders.

In connection with the Corporate Reorganization and prior to the consummation of Norwegian Holdings’ initial public offering, Norwegian Holdings will issue an economically equivalent number of its ordinary shares, based on the initial public offering price in the initial public offering in exchange for all outstanding profits interests granted under the Profits Sharing Agreement, including the Ordinary Profits Units described above. The ordinary shares received upon the exchange of outstanding profits interests will continue to be subject to the same time-based vesting requirements and performance-based vesting requirements described above.

Following the consummation of the initial public offering, we will not grant any additional profits interests under the Profits Sharing Agreement, and any new long-term incentive awards will be granted under our new long-term incentive plan described under “New Long-Term Incentive Plan” below.

Severance Arrangements and Change in Control Benefits

Each of our Named Executive Officers is employed pursuant to an employment agreement that provides for severance benefits upon an involuntary termination of the Named Executive Officer’s employment by us without cause or, for Mr. Sheehan, a termination by the executive as a result of a constructive termination. The severance benefit in each employment agreement was negotiated in connection with the commencement of each executive’s employment with the Company, or upon a change of their responsibilities. In each case, our Board of Directors determined that it was appropriate to provide the executive with severance benefits under the circumstances in light of each of their respective positions with the Company, general competitive practices and as part of each of their overall compensation package. The severance benefits payable to each of our Named Executive Officers upon a qualifying termination of employment generally includes a cash payment based on the executive’s base salary (and in some cases, including bonus), and continued medical benefits for the applicable severance period at the Company’s expense.

The Company does not believe that the Named Executive Officers should be entitled to any cash severance benefits merely because of a change in control of the Company. Accordingly, none of the Named Executive Officers are entitled to any such payments or benefits upon the occurrence of a change in control of the Company unless there is an actual or constructive termination of employment following the change in control.

The material terms of these benefits are described in the “Potential Payments Upon a Termination or Change in Control” section of this prospectus below.

Other Elements of Compensation

Share Option Scheme for Shares of Genting HK

Certain directors and employees of Genting HK and NCL Corporation Ltd., including Mr. Stuart, were granted options to purchase shares of Genting HK under the Share Option Scheme adopted by Genting HK on August 23, 2000 (as effected on November 30, 2000 and amended on May 22, 2002). None of the Named Executive Officers other than Mr. Stuart have been granted awards under this plan, and it is not anticipated that any further options will be granted. All options outstanding under this plan are vested and exercisable. These options do not relate to the Company’s ordinary shares, and are not considered a part of our current executive compensation program.

Supplemental Executive Retirement Plan

We maintain a Supplemental Executive Retirement Plan (“SERP”), which is a legacy unfunded defined contribution plan for certain of our executives who were employed by the Company in an executive capacity prior to 2008. The SERP was frozen to future participation following that date. Messrs. Sheehan and Stuart are the only Named Executive Officers who are eligible to participate in the SERP. The SERP provides for Company contributions on behalf of the participants to compensate them for the benefits that are limited under our 401(k) Plan. We credit participants under the SERP for amounts that would have been contributed by us to the Company’s previous Defined Contribution Retirement Plan and our former 401(k) Plan without regard to any limitations imposed by the Code. Participants do not make any elective contributions under this plan.

In 2010, the Company made a contribution to the SERP for Messrs. Sheehan and Stuart, and certain amounts were paid to Messrs. Sheehan and Stuart on December 31, 2010, in lieu of being contributed to the SERP, in order to comply with and avoid adverse consequences under recently enacted applicable tax rules. The Company contribution amount for Messrs. Sheehan and Stuart for 2010 is included in the “Summary Compensation Table” below and the footnotes thereto. Additional information about the SERP is provided in the “Nonqualified Deferred Compensation Table” and the narrative to the table below.

Senior Management Retirement Savings Plan

We maintain a Senior Management Retirement Savings Plan (“SMRSP”), which is a legacy unfunded defined contribution plan for certain of our employees, including Mr. Stuart, who were employed by the Company prior to 2001. Mr. Stuart is the only Named Executive Officer who is eligible to participate in the SMRSP. The SMSRP provides for Company contributions on behalf of the participants to compensate them for difference between the qualified plan benefits that were previously available under the Company’s cash balance pension plan and the redesigned 401(k) Plan. We credit participants under the SMRSP Plan for the difference in the amount that would have been contributed by us to the Company’s previous Norwegian Cruise Line Pension Plan and the qualified plan maximums of the new 401(k) Plan.

The amount of the contribution for 2010 was paid to Mr. Stuart in 2010 in order to comply with and avoid adverse consequences under recently enacted applicable tax rules. The Company contribution amount for Mr. Stuart for 2010 is included in the “Summary Compensation Table” below and the footnotes thereto. Additional information about the SMSRP is provided in the “Nonqualified Deferred Compensation Table” and the narrative to the table below.

Benefits and Perquisites

We provide our Named Executive Officers with retirement benefits under our 401(k) Plan, participation in our medical, dental and insurance programs and vacation and other holiday pay, all in accordance with the terms of such plans and programs in effect from time to time and substantially on the same terms as those generally offered to our other employees.

In addition, the Named Executive Officers receive either a Company provided automobile and reimbursement of operating expenses for the vehicle, or a cash automobile allowance, as well as coverage under the Company’s Medical Executive Reimbursement Plan which provides them with reimbursement of out of pocket medical, dental and vision expenses up to an annual maximum of $5,000 for any one illness or condition. The Company believes that the level and mix of perquisites it provides to the Named Executive Officers is consistent with market compensation practices.

Share Ownership Program

We do not currently have a share ownership program in place for our Named Executive Officers.

Compensation Risk Assessment

The Company conducted a risk assessment of the Company’s compensation policies and practices and concluded that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. In particular, our Board of Directors believes that the design of the Company’s annual performance incentive program and long-term equity incentives provides an effective and appropriate mix of incentives to ensure our executive compensation program is focused on long-term shareholder value creation and does not encourage the taking of short-term risks at the expense of long-term results.

Compensation of Executive Officers

The Summary Compensation Table below quantifies the value of the different forms of compensation earned by or awarded to our Named Executive Officers for fiscal 2010. The primary elements of each Named Executive Officer’s total compensation reported in the table are base salary, an annual bonus, long-term equity incentives consisting of profits interest awards and nonqualified deferred compensation benefits.

The Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow. The Grants of Plan-Based Awards table, and the accompanying description of the material terms of our profits interests grants, provides information regarding the long-term equity incentives awarded to our Named Executive Officers. The sections entitled “—Outstanding Equity Awards at December 31, 2010” and “—Option Exercises and Stock Vested in 2010” provide further information on the Named Executive Officers’ potential realizable value and actual value realized with respect to their equity awards.

2010 Summary Compensation Table

The following table presents information regarding compensation of each of our Named Executive Officers for services rendered during fiscal 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Kevin M. Sheehan President and Chief Executive Officer	2010	1,018,036	166,667	1,693,040	2,036,072	427,391	5,341,206
Wendy A. Beck Executive Vice President and Chief Financial Officer	2010	125,000	250,000	704,720	—	37,116	1,116,836
Andrew Stuart Executive Vice President, Global Sales and Passenger Services	2010	465,826	133,333	—	465,826	151,097	1,216,082
Maria Miller Senior Vice President, Marketing	2010	355,035	—	—	248,525	24,983	628,543
Robert Becker Senior Vice President, Consumer Research	2010	256,132	350,000	—	—	9,981	616,113

(1)	As described in the Compensation Discussion and Analysis section above, the amounts reported in the “Bonus” column of the table above represent the portion of the leadership retention awards that were earned in connection with their services in 2010 for Mr. Sheehan and Mr. Stuart. The amount for Ms. Beck represents the bonus that was guaranteed for 2010. The amount for Mr. Becker represents his annual bonus.

(2)	The amounts reported in the “Stock Awards” column of the table above for 2010 reflect the fair value on the grant date of the profits interests awards granted to our Named Executive Officers during 2010. These values have been determined under the principles used to calculate the value of equity awards for purposes of our financial statements. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of the profits interests awards contained in Note 7, Employee Benefits and Share Option Plans, to our consolidated financial statements for the year ended December 31, 2010 included elsewhere in this registration statement. For information about the profits interest awards granted to our Named Executive Officers for fiscal 2010, please see the discussion under “–Grants of Plan-Based Awards in 2010” below.
(3)	Please see the Compensation Discussion and Analysis section above for a description of the incentive bonuses awarded to the Named Executive Officers for fiscal 2010. The threshold, target and maximum bonus amounts for each Named Executive Officer’s incentive bonus opportunity for 2010 are reported in the “Grants of Plan-Based Awards in 2010” table below.
(4)	The following table provides detail for the amounts reported in the “All Other Compensation” column of the table.

Name	Auto (1)	Relocation Assistance (2)	Contributions to SERP (3)	Contributions to SMRSP (4)	Other Perquisites (5)	Total
Kevin M. Sheehan	17,559	—	396,584	—	13,248	427,391
Wendy A. Beck	3,600	31,452	—	—	2,064	37,116
Andrew Stuart	13,902	—	116,807	10,915	9,473	151,097
Maria Miller	15,376	510	—	—	9,097	24,983
Robert Becker	1,156	—	—	—	8,825	9,981

(1)	Represents lease payments for a Company provided automobile and reimbursement of operating expenses for the vehicle, or a cash automobile allowance.
(2)	Represents amounts paid directly to the Named Executive Officer as well as relocation expenses paid directly by the Company.
(3)	Represents the Company contribution to the Company’s Supplemental Executive Retirement Plan for 2010.
(4)	Represents the Company contribution to the Company’s Senior Management Retirement Savings Plan for 2010.
(5)	Represents medical executive reimbursement, flexible credits and life insurance premiums.

Description of Employment Agreements—Salary and Bonus Amounts

Kevin M. Sheehan

Mr. Sheehan is employed as our President and Chief Executive Officer pursuant to an employment agreement with the Company. The initial term of Mr. Sheehan’s employment under the agreement is four years. The agreement will automatically renew for an additional year on November 5, 2012 and each anniversary thereafter, subject to the same terms and conditions, unless either we or Mr. Sheehan gives notice of non-renewal within ninety days prior to the end of the term. The agreement provides for a minimum annual base salary of $1,000,000, annual performance-based bonus with a target amount equal to 100% of base salary, long-term incentive compensation as determined by our Board of Directors and participation in employee benefit plans and perquisite programs generally available to our executive officers.

Wendy A. Beck

Ms. Beck is employed as our Executive Vice President and Chief Financial Officer pursuant to an employment agreement with the Company effective as of September 20, 2010. The initial term of Ms. Beck’s employment under the agreement is one year. The agreement will automatically renew for an additional year on September 19, 2011 and each anniversary thereafter, subject to the same terms and conditions, unless either we or Ms. Beck gives notice of non-renewal within ninety days prior to the end of the term. The agreement provides for a minimum annual base salary of $500,000, annual performance-based bonus with a target amount equal to 50% of base salary, long-term incentive compensation as determined by our Board of Directors, relocation assistance and participation in employee benefit plans and perquisite programs generally available to our executive officers. In 2010, Ms. Beck received a guaranteed bonus of $250,000 in connection with her appointment with the Company.

Andrew Stuart

Mr. Stuart is employed as our Executive Vice President, Global Sales and Passenger Services pursuant to an employment agreement with the Company. The initial term of Mr. Stuart’s employment agreement is one year. The agreement renewed for an additional year on July 8, 2010 and will renew each anniversary thereafter, subject to the same terms and conditions, for additional one-year terms unless either we or Mr. Stuart gives notice of non-renewal within ninety days prior to the end of the term. The agreement provides for a minimum annual base salary of $455,620, annual performance-based bonus with a target amount equal to 50% of base salary, long-term incentive compensation as determined by our Board of Directors, and participation in employee benefit plans and perquisite programs generally available to our executive officers.

Maria Miller

Ms. Miller is employed as our Senior Vice President, Marketing pursuant to an employment agreement with the Company. The initial term of Ms. Miller’s employment under the agreement is one year. The agreement automatically renewed for an additional year on May 31, 2010 and will renew each anniversary thereafter, subject to the same terms and conditions, for additional one-year terms unless either we or Ms. Miller gives notice of non-renewal within ninety days prior to the end of the term. The agreement provides for a minimum annual base salary of $350,000, annual performance-based bonus with a target amount equal to 35% of base salary, long-term incentive compensation as determined by our Board of Directors, relocation assistance and participation in employee benefit plans and perquisite programs generally available to our executive officers.

Robert Becker

Mr. Becker is employed as our Senior Vice President, Consumer Research pursuant to an employment agreement with the Company. The initial term of Mr. Becker’s employment agreement is two years. The agreement renewed for an additional year on March 16, 2010 and will renew each anniversary thereafter, subject to the same terms and conditions, for additional one-year terms unless either we or Mr. Becker gives notice of non-renewal within ninety days prior to the end of the term. The agreement provides for a minimum annual base salary of $250,000, annual bonus of $350,000, long-term incentive compensation as determined by our Board of Directors, and participation in employee benefit plans and perquisite programs generally available to our executive officers.

Grants of Plan-Based Awards in 2010

The following table presents all plan-based awards granted to our Named Executive Officers during the fiscal year ending December 31, 2010.

Name	Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	Grant Date Fair Value of Stock Awards ($)(4)
		Thresh- old ($)	Target ($)	Maxi- mum ($)	Thresh- Old (#)	Target (#)	Maxi- mum (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(l)
Kevin M. Sheehan	10/13/2010	—	1,018,036	2,036,072	—	25,000	—	25,000	587,280
						100,000			1,105,760
Wendy A. Beck	10/13/2010	—	—	—	—	30,000	—	30,000	704,720
Andrew Stuart		—	232,913	465,826	—	—	—	—	—
Maria Miller		—	124,263	248,525	—	—	—	—	—
Robert Becker		—	—	—	—	—	—	—	—

(1)	Amounts in these columns show the range of payouts that was possible under the Company’s annual performance incentive cash bonus program based on performance during fiscal 2010, as described in the Compensation Discussion and Analysis. The actual bonus amounts that were paid in 2010 based on 2010 performance are shown in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”
(2)	The amounts in these columns represent the number of Ordinary Profits Units subject to the profits interest award(s) granted to each of the Named Executive Officers in 2010 that are subject to performance-based vesting conditions.
(3)	The amounts in this column represent the number of Ordinary Profits Units subject to the profits interest award(s) granted to each of the Named Executive Officers in 2010 that are subject to time-based vesting conditions.
(4)	The amounts in this column represent the aggregate grant date fair value of the profits interest awards. These values have been determined under the principles used to calculate the value of equity awards for purposes of our financial statements. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of the profits interest awards contained in Note 7 Employee Benefits and Share Option Plans, to our consolidated financial statements for the year ended December 31, 2010 included elsewhere in this registration statement.

Description of Plan-Based Awards

Non-Equity Incentive Plan Awards

The material terms of the non-equity incentive plan awards reported in the above table are described in the Compensation Discussion and Analysis section above under the heading “—Executive Compensation Program Elements—Annual Performance Incentives.”

Equity Incentive Plan Awards

During 2010, Mr. Sheehan and Ms. Beck were granted an award of profits interests in the Company as described below. Each of these awards was granted under, and is subject to the terms and conditions of, the Profits Sharing Agreement, which was adopted by the Company in 2009.

Under the Profits Sharing Agreement, our Board of Directors is authorized to grant profits interests in the Company to certain key employees, including the Named Executive Officers, in the form of Ordinary Profits

Units. Each award of Ordinary Profits Units represents a share in any future appreciation of the Company after the date of grant, subject to vesting conditions and once certain shareholder returns have been achieved.

Generally, 50% of the Ordinary Profits Units subject to each award are subject to time-based vesting requirements (“TBUs”) and 50% of the Ordinary Profits Units subject to each award are subject to performance-based vesting requirements (“PBUs”). In addition, in 2010 Mr. Sheehan was granted 100,000 PBUs that will vest upon the occurrence of a “realization event” (which is generally defined to mean any receipt of cash dividends, distributions or sale proceeds with respect to our ordinary shares) for the Apollo Funds provided that the amount of realized cash received by the Apollo Funds is greater than two and one-quarter times (2.25x) the capital invested in the Company by the Apollo Funds.

The TBUs generally vest ratably over five years, subject to the executive’s continued employment with the Company. The PBUs will vest, if at all, upon a “realization event” for the Apollo Funds if the following levels of invested capital are returned to the Apollo Funds in connection with the realization event: 50% of the PBUs will vest if the Apollo Funds receive a return equal to 100% of their invested capital in the Company and the remaining 50% will vest if the Apollo Funds receive a return equal to 200% or more of their invested capital in the Company.

If there is a “sale of the company” (as defined in the Profits Sharing Agreement), all of the then outstanding unvested TBUs (after giving effect to any TBUs that vest in connection with the transaction) will automatically be forfeited on the date of the sale and any outstanding and unvested PBUs will vest, if at all, based on the level of the Apollo Funds’ return on their invested capital as a result of the sale. Any unvested PBUs that do not vest will be forfeited. If the Named Executive Officer’s employment terminates, the award, to the extent it is then unvested, will generally be forfeited, except as described in the “Potential Payments Upon a Termination or Change in Control” section below.

In connection with the Corporate Reorganization and prior to the consummation of Norwegian Holdings’ initial public offering, Norwegian Holdings will issue an economically equivalent number of its ordinary shares, based on the initial public offering price in the initial public offering in exchange for all outstanding profits interests granted under the Profits Sharing Agreement, including the Ordinary Profits Units described above. The ordinary shares received upon the conversion of outstanding profits interests will continue to be subject to the same time-based vesting requirements and performance-based vesting requirements described above.

Following the consummation of the initial public offering, we will not grant any additional profits interests under the Profits Sharing Agreement, and any new long-term incentive awards will be granted under our new long-term incentive plan described under “New Long-Term Incentive Plan” below.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2010

The following table presents information regarding the outstanding equity awards held by each of our Named Executive Officers as of December 31, 2010.

		Option Awards				Stock Awards
Name	Award Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)		Market Value of Shares or Units of Stock That Have Not Vested($) (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Kevin M. Sheehan	7/23/09 10/13/10 10/13/10	— — —	— — —	— — —	— — —	45,000 25,000 —	(6) (7)	1,189,320 220,000 —	75,000 25,000 100,000	1,756,300 367,280 1,105,760
Wendy A. Beck	10/13/10	—	—	—	—	30,000	(8)	264,000	30,000	440,720
Andrew Stuart	7/23/09 8/19/02 8/23/04	— 501,514 126,549	— — —	— .3621 .2085	— 8/18/12 8/22/14	24,000 — —	(6)	634,320 — —	40,000 — —	936,700 — —
Maria Miller	6/1/09	—	—	—	—	12,000	(9)	262,800	15,000	354,700
Robert Becker	7/23/09 12/18/09	— —	— —	— —	— —	7,500 2,100	(10) (10)	164,280 45,998	12,500 3,500	295,500 104,552

(1)	Represents fully vested stock options to purchase common shares of Genting HK granted to Mr. Stuart under the Share Option Scheme adopted by Genting HK on August 23, 2000 (as effected on November 30, 2000 and amended on May 22, 2002). These options do not relate to the Company’s ordinary shares.
(2)	The amount in this column was converted to U.S. dollars using the exchange rate as of December 31, 2010 of 1 Hong Kong = U.S. $.1287.
(3)	Represents unvested Ordinary Profits Units subject to time-based vesting requirements (TBUs).
(4)	The value ascribed to the Ordinary Profits Units was calculated by an independent third party valuation firm.
(5)	Represents unvested Ordinary Profits Units subject to performance-based vesting requirements (PBUs). As described in the Description of Plan-Based Awards section above, these performance-based Ordinary Profits Units will vest upon a “realization event” for the Apollo Funds if, and to the extent that, the Apollo Funds receive specified levels of their invested capital in the Company in connection with the realization event.
(6)	20% of the number of Time-Based Units will vest on each of January 7, 2011, 2012 and 2013.
(7)	20% of the number of Time-Based Units will vest on each of September 15, 2011, 2012, 2013, 2014 and 2015.
(8)	20% of the number of Time-Based Units will vest on each of September 20, 2011, 2012, 2013, 2014 and 2015.
(9)	20% of the number of Time-Based Units will vest on each of June 1, 2011, 2012, 2013 and 2014.
(10)	20% of the number of Time-Based Units will vest on each of March 17, 2011, 2012 and 2013.

OPTIONS EXERCISES AND STOCK VESTED IN 2010

The following table presents information regarding all stock options exercised and value received upon exercise, and all stock awards vested and the value realized upon vesting, by the Named Executive Officers during 2010.

	OPTION AWARDS		STOCK AWARDS
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Kevin M. Sheehan	—	—	15,000	396,440
Wendy A. Beck	—	—	—	—
Andrew Stuart	—	—	8,000	211,440
Maria Miller	—	—	3,000	65,700
Robert Becker	—	—	3,200	70,093

(1)	During 2010, a portion of the Ordinary Profits Unit awards that are subject to time-based vesting (TBUs) became vested. The value ascribed to the vested units was calculated by an independent third party valuation firm, and this value may ultimately not be realized by the Named Executive Officers.

NONQUALIFIED DEFERRED COMPENSATION

The following table presents information on contributions to, earnings accrued under and distributions to our Named Executive Officers from our nonqualified defined contribution plans during the fiscal year ended December 31, 2010.

Name	Plan Name	Executive Contributions in FY 2010 ($)	Registrant Contributions in FY 2010 ($)(1)	Aggregate Earnings in FY 2010 ($)(2)	Aggregate Withdrawals/ Distributions ($)(3)	Aggregate Balance at End FY 2010 ($)
Kevin M. Sheehan	SERP	—	396,584	5,297	337,450	337,449
	SMRSP	—	—	—	—	—
Wendy A. Beck	SERP	—	—	—	—	—
	SMRSP	—	—	—	—	—
Andrew Stuart	SERP	—	116,807	7,922	116,807	416,271
	SMRSP	—	10,915	1,540	10,915	80,923
Maria Miller	SERP	—	—	—	—	—
	SMRSP	—	—	—	—	—
Robert Becker	SERP	—	—	—	—	—
	SMRSP	—	—	—	—	—

(1)	Company contributions in this column are reported in the All Other Compensation Column in the Summary Compensation Table above.
(2)	Aggregate earnings in the last fiscal year are not included in the Summary Compensation Table because they are not above market or preferential as determined by SEC rules.
(3)	Represents amounts credited to plan accounts that vested in 2010 and were distributed in 2010 in order to comply with and avoid adverse tax consequences under applicable tax rules.

The Company maintains the Supplemental Executive Retirement Plan (“SERP”), which is an unfunded defined contribution plan for certain of our executives, including Messrs. Sheehan and Stuart, who were employed by the Company in an executive capacity prior to 2008. The Company made contributions on behalf of the participants to compensate them for the benefits that are limited under the 401(k) Plan. We credit participants under the SERP Plan for amounts that would have been contributed by us to the Company’s previous Defined Contribution Retirement Plan and the former 401(k) Plan without regard to any limitations imposed by the Code.

Participants do not make contributions to this plan. Participant accounts are credited with earnings based upon the rate of return in the JPMorgan Chase Bank Stable Asset Income Fund, subject to a 5% maximum. For 2010, the rate of return used was 1.94%. In order to comply with and avoid adverse consequences under recently enacted applicable tax rules, plan accruals for services performed or payments which become vested after December 31, 2008 will be distributed in the year that services were performed. Vested, accrued balances for services performed prior to December 31, 2008 continue to accrue interest and will be distributed upon the first to occur of termination, death or disability or December 31, 2017. No withdrawals are permitted under the SERP.

The Company also maintains the Senior Management Retirement Savings Plan (“SMRSP”), which is an unfunded defined contribution plan for certain of our employees, including Mr. Stuart, who were employed by the Company prior to 2001. Mr. Stuart is the only Named Executive Officer who is eligible to participate in the SMRSP. The Company made contributions on behalf of the participants to compensate them for difference between the qualified plan benefits that were previously available under the Company’s cash balance pension plan and the redesigned 401(k) Plan. We credit participants under the SMRSP Plan for the difference in the amount that would have been contributed by us to the Company’s previous Norwegian Cruise Line Pension Plan and the qualified plan maximums of the new 401(k) Plan. Participants do not make contributions to this plan. Participant accounts are credited with earnings based upon the rate of return in the JPMorgan Chase Bank Stable Asset Income Fund, subject to a 5% maximum. For 2010, the rate of return used was 1.94%. In order to comply with and avoid adverse consequences under recently enacted applicable tax rules, plan accruals for services performed or payments which become vested after December 31, 2008 will be distributed in the year that services were performed. Vested, accrued balances for services performed prior to December 31, 2008 continue to accrue interest and will be distributed upon the first to occur of termination, death or disability or December 31, 2017. No withdrawals are permitted under the SMRSP.

Potential Payments Upon Termination or Change in Control

The following section describes the benefits that may become payable to the Named Executive Officers in connection with a termination of their employment and/or a change in control of the Company. All of the benefits described below would be provided by us. Please see “Compensation Discussion and Analysis” above for a discussion of how the level of these benefits was determined.

In addition to the benefits described below, as described in the section “Description of Plan-Based Awards—Equity Incentive Plan Awards” above, outstanding performance-based profits interest awards (PBUs) held by our Named Executive Officers may also become vested in connection with a change in control if the change in control constitutes a “realization event” under the Profit Sharing Agreement and the applicable vesting conditions are satisfied. Our Named Executive Officers will also be entitled to receive any accrued benefits disclosed above under “2010 Nonqualified Deferred Compensation” in connection with a termination of their employment.

Kevin M. Sheehan

Mr. Sheehan’s employment agreement with the Company, described above under the heading “Description of Employment Agreements—Salary and Bonus Amounts,” provides for certain benefits to be paid to Mr. Sheehan in connection with a termination of his employment with the Company under the circumstances described below. In each case, Mr. Sheehan is entitled to receive all amounts that he has earned but are unpaid regardless of the circumstances under which his employment terminates (his “accrued obligations”).

Severance Benefits—Termination of Employment. In the event that Mr. Sheehan’s employment is terminated during the employment term either by the Company without “cause” or by Mr. Sheehan as a result of a “constructive termination” (as those terms are defined in the employment agreement) or because the Company elects not to extend the term of his employment agreement, Mr. Sheehan will be entitled to receive:

•	a lump sum payment equal to two times the sum of his current base salary, plus his target bonus for the year in which the termination occurs; and

•

continuation of medical and dental coverage for Mr. Sheehan and his eligible dependents on substantially the same terms and conditions provided to active employees of the Company until the first to occur of: (i) the end of the month in which he turns 65; (ii) the date of his death; (iii) the date he becomes eligible for Medicare benefits under the Social Security Act, or; (iv) the date he becomes eligible for coverage under the health plan of a future employer.

In addition, if Mr. Sheehan’s employment is terminated by the Company without cause or by Mr. Sheehan as a result of a constructive termination, Mr. Sheehan is entitled to accelerated vesting of one-third of the total number of Ordinary Profits Units originally granted to Mr. Sheehan in July 2009 that are outstanding and unvested on his severance date. In connection with a “sale of the company” (as defined in the Profits Sharing Agreement, but which generally would result in a change in control of the Company), Mr. Sheehan is entitled to accelerated vesting of any then unvested Ordinary Profits Units originally granted in July 2009 that are subject to time-based vesting requirements (TBUs).

Mr. Sheehan’s right to receive the severance benefits described above is subject to him executing a release of claims in favor of the Company.

Severance Benefits—Other Terminations. In the event that Mr. Sheehan’s employment is terminated for any other reason (death, disability, by the Company for cause or by Mr. Sheehan other than for constructive termination), he will only be entitled to receive his accrued obligations.

Restrictive Covenants. Pursuant to Mr. Sheehan’s employment agreement, he has agreed not to disclose any confidential information of the Company and its affiliates at any time during or after his employment with the Company. In addition, Mr. Sheehan has agreed that for a period of one year after his employment terminates he will not compete with the business of the Company or its affiliates, for a period of two years after his employment terminates, he will not solicit the employees of the Company or its affiliates and for a period of one year after his employment terminates, he will not solicit the customers of the Company or its affiliates.

Other Named Executive Officers

The employment agreement of each of the Named Executive Officers (other than Mr. Sheehan) with the Company, described above under the heading “Description of Employment Agreements—Salary and Bonus Amounts,” provides for certain benefits to be paid to the Named Executive Officer in connection with a termination of his or her employment with the Company under the circumstances described below. In each case, the Named Executive Officer is entitled to receive all amounts that he or she has earned but are unpaid regardless of the circumstances under which his or her employment terminates (his or her “accrued obligations”).

Severance Benefits—Termination of Employment. In the event that the Named Executive Officer’s employment is terminated during the employment term by the Company without “cause”, the Named Executive Officer will be entitled to receive:

•

an amount equal to one times the executive’s then current base salary at the annualized rate in effect on the severance date, payable over a twelve month period in accordance with the Company’s regular payroll cycle practices following termination, and;

•

continuation of medical and dental coverage for the executive and his or her eligible dependents on substantially the same terms and conditions in effect on his or her termination until the first to occur of: (i) twelve months following termination, (ii) the date of his or her death; (iii) the date he or she becomes eligible for coverage under the health plan of a future employer; or (iv) the date the Company is no longer obligated to offer COBRA continuation coverage to the executive.

Each Named Executive Officer’s right to receive the severance benefits described above is subject to him or her executing a release of claims in favor of the Company.

Severance Benefits—Other Terminations. In the event that the Named Executive Officer’s employment is terminated by the Company for any other reason (death, disability, by the Company for cause or by the Named Executive Officer other than for constructive termination), he or she will only be entitled to receive his or her accrued obligations.

Restrictive Covenants. Pursuant to each Named Executive Officer’s employment agreement, each Named Executive Officer has agreed not to disclose any confidential information of the Company and its affiliates at any time during or after his or her employment with the Company. In addition, each Named Executive Officer has agreed that for a period of one year after his or her employment terminates he or she will not compete with the business of the Company or its affiliates and for a period of two years after his or her employment terminates, the executive will not solicit the employees or customers of the Company or its affiliates.

Estimated Severance and Change in Control Benefits

The following table presents the Company’s estimate of the amount of the benefits to which each of the Named Executive Officers would have been entitled had his or her employment been terminated or a change in control occurred on December 31, 2010 under scenarios noted below.

NAME	Voluntary Termination or Cause	Death, Disability or Retirement	Without Cause or Good Reason		Change in Control (No Termination)
Kevin M. Sheehan
Severance Payment	—	—	$3,071,016		—
Insurance Continuation	—	—	$96,526		—
Equity Acceleration	—	—	$981,873	(1)	$1,189,320	(2)

Wendy A. Beck
Severance Payment	—	—	$500,000		—
Insurance Continuation	—	—	$18,758		—
Equity Acceleration	—	—	—		—

Andrew Stuart
Severance Payment	—	—	$468,400		—
Insurance Continuation	—	—	$18,718		—
Equity Acceleration	—	—	—		—

Maria Miller
Severance Payment	—	—	$357,000		—
Insurance Continuation	—	—	$12,224		—
Equity Acceleration	—	—	—		—

Robert Becker
Severance Payment	—	—	$257,550		—
Insurance Continuation	—	—	$18,466		—
Equity Acceleration	—	—	—		—

(1)	Value was determined by taking the fair value associated with Mr. Sheehan’s July 2009 aggregate unvested Ordinary Profits Units subject to acceleration as of December 31, 2010.
(2)	Value was determined by taking the fair value associated with Mr. Sheehan’s July 2009 unvested Time-Based Units subject to acceleration as of December 31, 2010.

New Long-Term Incentive Plan

Prior to the consummation of Norwegian Holdings’ initial public offering, Norwegian Holdings’ Board intends to adopt, subject to its shareholders approval, a new long-term incentive plan to provide an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. Employees, officers, directors, and consultants that provide services to Norwegian Holdings or one of its subsidiaries may be selected to receive awards under the plan.

The Compensation Committee of Norwegian Holdings will administer the plan. The administrator of the plan has broad authority to:

•	select participants and determine the types of awards that they are to receive;

•

determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the awards and establish the vesting conditions (if applicable) of such shares or awards;

•	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

•	construe and interpret the terms of the plan and any agreements relating to the plan;

•	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards subject to any required consent;

•	subject to the other provisions of the plan, make certain adjustments to an outstanding award and authorize the termination, conversion, substitution or succession of an award; and

•

allow the purchase price of an award or our ordinary shares to be paid in the form of cash, check or electronic funds transfer, by the delivery of previously-owned shares or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the administrator may authorize, or any other form permitted by law.

The number of ordinary shares of Norwegian Holdings to be authorized for issuance with respect to awards granted under the plan will be determined prior to consummation of Norwegian Holdings’ initial public offering. Any shares subject to awards that are not paid, delivered or exercised before they expire or that are canceled or terminated, fail to vest, as well as shares used to pay the purchase or exercise price of awards or related tax withholding obligations, will become available for other award grants under the plan.

Awards under the plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, stock units, performance stock, phantom stock, dividend equivalents and other forms of awards including cash awards (such as annual bonuses or other types of cash incentives). Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.

Nonqualified and incentive stock options may not be granted at prices below the fair market value of the underlying ordinary shares on the date of grant. Incentive stock options must have an exercise price that is at least equal to the fair market value of the underlying ordinary shares, or 110% of fair market value for incentive stock option grants to any 10% owner of ordinary shares, on the date of grant. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or our ordinary shares. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

As is customary in incentive plans of this nature, the number and type of shares available under the plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the shareholders. In no case (except due to an adjustment referred to above or any repricing that may be approved by our shareholders) will any adjustment be made to a stock option or stock appreciation right award under the plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per-share exercise or base price of the award.

Generally, and subject to limited exceptions set forth in the plan, if Norwegian Holdings dissolves or undergoes certain corporate transactions such as a merger, business combination, consolidation, or other reorganization; exchange of the ordinary shares of Norwegian Holdings; a sale of substantially all of Norwegian Holdings’ assets; or any other event in which Norwegian Holdings is not the surviving entity, all awards then-outstanding under the plan will become fully vested or payable, as applicable, and will terminate or be terminated in such circumstances, unless the plan administrator provides for the assumption, substitution or other continuation of the award. The plan administrator also has the discretion to establish other change in control provisions with respect to awards granted under the plan. For example, the administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event.

The Board of Directors of Norwegian Holdings may amend or terminate the plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to Norwegian Holdings’ shareholders for their approval as required by applicable law or any applicable listing agency. The plan is not exclusive—the Board of Directors and Compensation Committee of Norwegian Holdings may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

The plan will terminate 10 years following the adoption of the plan. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, stock appreciation rights and other rights to acquire ordinary shares under the plan is ten years after the initial date of the award.

DIRECTOR COMPENSATION

The following table presents information on compensation to the following individuals for the services provided as a director during the fiscal year ended December 31, 2010. Our directors are also entitled to reimbursement for their out-of-pocket expenses.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Walter L. Revell (1)	97,000	—	—	—	—	—	97,000
Tan Sri Lim Kok Thay	—	—	—	—	—	—	—
David Chua Ming Huat	—	—	—	—	—	—	—
Marc J. Rowan	—	—	—	—	—	—	—
Steve Martinez	—	—	—	—	—	—	—
Adam M. Aron	—	—	—	—	—	—	—
Karl Peterson	—	—	—	—	—	—	—

(1)	Mr. Revell’s compensation relates to his role as director, as well as Chairman of the Audit Committee. No other directors receive any form of compensation for their services in the capacity as a director.

Post-IPO Director Compensation

Upon consummation of Norwegian Holdings’ initial public offering, each of its directors will receive an annual retainer fee of $50,000, directors will receive a fee of $1,200 per committee meeting attended, and the chairman of the audit committee will receive an annual retainer fee of $10,000. Under our new long-term incentive plan, if Norwegian Holdings’ initial public offering is consummated, independent directors will receive a one-time grant of $200,000 of restricted ordinary shares (based on the offering price of Norwegian Holdings’ ordinary shares).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the equity securities of NCL Corporation Ltd. as of September 30, 2011, owned by:

•	each person that is a beneficial owner of more than 5% of the NCL Corporation Ltd.’s outstanding equity securities;

•	each of NCL Corporation Ltd.’s named executive officers;

•	each of NCL Corporation Ltd.’s directors; and

•	all directors and named executive officers as a group.

On January 7, 2008, the Apollo Funds became the owner of 50% of the then outstanding ordinary shares of NCL Corporation Ltd. pursuant to the Subscription Agreement (as defined in “Certain Relationships and Related Party Transactions—The Subscription Agreement”) and an assignment agreement dated January 7, 2008 by and among NCL Corporation Ltd., NCL Investment Limited and NCL Investment II Ltd. (with respect to the assignment agreement only), each an affiliate of the Apollo Funds, and Genting HK. On January 8, 2008, the TPG Viking Funds acquired, in the aggregate, 12.5% of the then outstanding ordinary shares of NCL Corporation Ltd. from the Apollo Funds for $250.0 million. Prior to these transactions, Genting HK owned 100% of our ordinary shares. Additional information with respect to Genting HK, the Apollo Funds and the TPG Viking Funds and their relationship with us is provided under the caption “Certain Relationships and Related Party Transactions.” Pursuant to a shareholders’ agreement, dated August 17, 2007, among NCL Corporation Ltd., Genting HK and NCL Investment Limited (the “Shareholders’ Agreement”), Genting HK, subject to certain consent rights, granted to the Apollo Funds the right to vote its ordinary shares. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd. and Star NCLC Holdings Ltd. (on January 7, 2008), along with the TPG Viking Funds (on January 8, 2008), became parties to the Shareholders’ Agreement through separate joinder agreements. Each of the TPG Viking Funds which purchased ordinary shares is considered a permitted transferee of the Apollo Funds and all ordinary shares purchased by the TPG Viking Funds are deemed owned by the Apollo Funds under the Shareholders’ Agreement. If Norwegian Holdings’ initial public offering is consummated, the Shareholders’ Agreement will be amended and restated and will thereafter relate to the ordinary shares of Norwegian Holdings rather than the ordinary shares of NCL Corporation Ltd., and the Apollo Funds, Genting HK and the TPG Viking Funds or their affiliates will become beneficial owners of the equity securities of Norwegian Holdings pursuant to the Corporate Reorganization. See “Certain Relationships and Related Party Transactions,” “Prospectus Summary—Proposed Initial Public Offering” and “Prospectus Summary—Corporate Structure and Corporate Reorganization” for more details on the Shareholders’ Agreement and the Corporate Reorganization.

In connection with the Corporate Reorganization and prior to the consummation of Norwegian Holdings’ initial public offering, Norwegian Holdings will issue an economically equivalent number of its ordinary shares, based on the initial public offering price in the initial public offering, in exchange for all outstanding NCL Corporation Ltd. profits interests granted under the Profits Sharing Agreement, including the Ordinary Profits Units (each as described in “Compensation Discussion & Analysis”).

The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities (including as further described in the footnotes to the following table). Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as otherwise indicated in the footnotes below and except as provided in the

Shareholders’ Agreement described below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares. Unless indicated otherwise, the address of each individual listed in the table is c/o Norwegian Cruise Line Holdings Ltd., 7665 Corporate Center Drive, Miami, Florida 33126.

Name and Address	Number and Percent of Shares Beneficially Owned
	Number	Percent
Genting HK(1)	10,500,000	50.0%
Apollo Funds(2)	7,875,000	37.5%
TPG Viking Funds(3)	2,625,000	12.5%
Tan Sri Lim Kok Thay(1)(4)	—
David Chua Ming Huat(1)(4)	—
Marc J. Rowan(2)(5)	—
Steve Martinez(2)(5)	—
Adam M. Aron(2)(5)	—
Karl Peterson(6)	—
Walter L. Revell	—
Kevin M. Sheehan	—
Wendy A. Beck	—
Andrew Stuart	—
Maria Miller	—
Robert Becker	—
All directors and named executive officers as a group (12 persons)	—

(1)	Genting HK owns our ordinary shares indirectly through Star NCLC Holdings Ltd., a Bermuda wholly-owned subsidiary. The address of each of Genting HK and Star NCLC Holdings Ltd. is c/o Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong SAR. As of June 30, 2011, the principal shareholders of Genting HK are:

Percentage Ownership in Genting HK
Golden Hope Limited (“GHL”)(a)	45.32%
Genting Malaysia Berhad (“GENM”)(b)	18.44%

(a)	GHL is a company incorporated in the Isle of Man acting as trustee of the Golden Hope Unit Trust, a private unit trust which is held directly and indirectly by IFG International Trust Company Limited as trustee of a discretionary trust, the beneficiaries of which are Tan Sri Lim Kok Thay and certain members of his family (the “Lim Family”).
(b)	GENM is a Malaysian company listed on the Main Market of Bursa Malaysia Securities Berhad in which Parkview Management Sdn Bhd as trustee of a discretionary trust, the beneficiaries of which are the Lim Family, has a substantial indirect beneficial interest.

As a result, an aggregate of 63.76% of Genting HK’s outstanding shares is owned by GENM and GHL as trustee of the Golden Hope Unit Trust, directly or indirectly, as of December 31, 2010.

(2)

Includes 2,795,968 ordinary shares of the Company owned of record by NCL Investment Limited and 5,079,032 ordinary shares of the Company owned of record by NCL Investment II Ltd., each of which is an affiliate of the Apollo Funds. If Norwegian Holdings’ initial public offering is consummated, after giving effect to the Corporate Reorganization and immediately following the consummation of the initial public offering, NCL Investment Limited will liquidate and distribute all of its ordinary shares of Norwegian Holdings to its shareholders, and NCL Investment II Ltd. will exchange all of its ordinary shares of Norwegian Holdings for limited partnership interests in certain of the Apollo Funds, specifically AAA Guarantor—Co-Invest VI, L.P., AIF VI Euro Holdings, L.P., Apollo Overseas Partners (Delaware) VI, L.P.,

Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P. NCL Investment Limited and NCL Investment II Ltd. (and following the consummation of the initial public offering, the Apollo Funds will) have the right to vote the 10,500,000 ordinary shares of us or of Norwegian Holdings, as applicable, held by affiliates of Genting HK in connection with certain transactions that require the vote of our shareholders (or those of Norwegian Holdings, as applicable) and to consent to certain transfers of such shares and of the 2,625,000 ordinary shares held by the affiliates of the TPG Viking Funds. See “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement.” Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P. are the current shareholders of NCL Investment Limited. The Apollo affiliate that serves as the general partner or managing general partner of each of these Apollo Funds is an affiliate of Apollo Principal Holdings I, L.P. Apollo Principal Holdings I GP, LLC is the general partner of Apollo Principal Holdings I, L.P. The Apollo affiliate that serves as the general partner of AIF VI Euro Holdings, L.P. is an affiliate of Apollo Principal Holdings III, L.P. Apollo Principal Holdings III GP, Ltd. is the general partner of Apollo Principal Holdings III, L.P. The Apollo affiliate that serves as the general partner of AAA Guarantor–Co-Invest VI, L.P. has entered into a management services agreement with an affiliate of Apollo Management Holdings, L.P. The Apollo affiliate that serves as the manager of each of the Apollo Funds that is a shareholder of NCL Investment Limited, and as the manager of the sole shareholder of NCL Investment II Ltd., and the Apollo affiliates that serve as the respective managers of AAA Guarantor–Co-Invest VI, L.P. and of AIF VI Euro Holdings, L.P., are also each affiliates of Apollo Management Holdings, L.P. Apollo Management Holdings GP, LLC is the general partner of Apollo Management Holdings, L.P. Apollo and its affiliates, including each of the Apollo Funds and the other Apollo entities described above, disclaims beneficial ownership of the ordinary shares of ours and of Norwegian Holdings, as applicable, held of record or beneficially owned by any of NCL Investment Limited, NCL Investment II Ltd., any of the Apollo Funds, or any of the other Apollo entities described above, except to the extent of any pecuniary interest therein. The address for NCL Investment Limited is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address for each of Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Principal Holdings I, L.P. and Apollo Principal Holdings I GP, LLC is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address for each of NCL Investment II Ltd., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., AIF VI Euro Holdings, L.P., Apollo Principal Holdings III, L.P. and Apollo Principal Holdings III GP, Ltd. is c/o Walkers Corporate Services Limited, P.O. Box 908-GT, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands. The address for AAA Guarantor–Co-Invest VI, L.P. is Trafalgar Court, Les Banques, GY1 3QL, St. Peter Port, Guernsey, Channel Islands. The address for Apollo Management Holdings, L.P. and Apollo Management Holdings GP, LLC is 9 W. 57th Street, 43rd Floor, New York, NY 10019.
(3)

Includes (i) 1,957,525 ordinary shares of NCL Corporation Ltd. held by TPG Viking I, L.P., a Cayman Islands exempted limited partnership (“Viking I”), (ii) 576,118 ordinary shares of the Company held by TPG Viking II, L.P., a Cayman Islands exempted limited partnership (“Viking II”), and (iii) 91,357 ordinary shares of the Company held by TPG Viking AIV III, L.P., a Delaware limited partnership (“Viking AIV III”). If Norwegian Holdings’ initial public offering is consummated, after giving effect to the Corporate Reorganization and immediately following the consummation of the initial public offering, Viking I will liquidate and distribute all of its ordinary shares of Norwegian Holdings to its direct or indirect partners, and Viking II will liquidate and distribute all of its ordinary shares of Norwegian Holdings to its direct or indirect partners, as a result of which, and certain other related transactions, TPG Viking, L.P., a Delaware limited partnership (“Viking L.P.”), TPG Viking AIV I, L.P., a Cayman Islands exempted limited partnership (“Viking AIV I”), TPG Viking AIV II, L.P., a Cayman Islands exempted limited partnership (“Viking AIV II”) and Viking AIV III will hold a to be determined number of shares of Norwegian Holdings. The general partner of Viking L.P. is TPG GenPar V, L.P., a Delaware limited partnership, whose general partner is TPG GenPar V Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership (“Group Holdings”), whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware company (“Group Advisors”). The general partner of each of Viking AIV I, Viking AIV II and Viking AIV III is TPG Viking AIV GenPar, L.P., a Cayman Islands exempted limited partnership, whose general partner is TPG Viking AIV GenPar Advisors, Inc., a Cayman Islands exempted company whose sole shareholder is TPG Holdings III, L.P., a Delaware limited partnership, whose general partner is TPG Holdings III-A, L.P., a Delaware limited partnership, whose general partner is TPG Holdings III-A, Inc., a Cayman Islands exempted company, whose sole shareholder is Group Holdings. David Bonderman and James G. Coulter are directors, officers and sole shareholders of Group Advisors and may therefore be deemed to be the beneficial owners of the ordinary shares held by Viking L.P., Viking AIV I, Viking AIV II and Viking AIV III (the “TPG Shares”). The address of each of the TPG Viking Funds, Group Advisors and Messrs. Bonderman and Coulter is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(4)	Although each of Tan Sri Lim Kok Thay and David Chua Ming Huat may be deemed a beneficial owner of shares of the Company beneficially owned by Genting HK due to his status as a director or officer (and, in the case of Tan Sri Lim Kok Thay, his status as a shareholder) of Genting HK, each such person disclaims beneficial ownership of any such shares, except in the case of Tan Sri Lim Kok Thay, to the extent of any indirect pecuniary interests therein. The address of Tan Sri Lim Kok Thay and David Chua Ming Huat is c/o Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong SAR.
(5)

Each of Messrs. Rowan, Martinez and Aron is affiliated with Apollo as a consultant, partner or senior partner of Apollo Management, L.P. or another affiliate of Apollo. Each such person disclaims beneficial ownership of any of our ordinary shares or of the ordinary shares of Norwegian Holdings that are beneficially owned by any of the Apollo Funds or Apollo’s other affiliates. The address of Messrs. Rowan, Martinez and Aron is c/o Apollo Management, L.P., 9 West 57th Street, 43rd floor, New York, New York 10019.

(6)	Mr. Peterson is one of our directors and also a partner of TPG Capital, which in turn is an affiliate of the TPG Viking Funds. Mr. Peterson does not have voting or investment power over, and disclaims beneficial ownership in, the TPG Shares. The address of Mr. Peterson is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and Approval of Related Party Transactions

The audit committee of our Board of Directors is responsible for the review and approval of all related party transactions; however, the audit committee does not have a written policy regarding the approval of related party transactions. As part of its review and approval of a related party transaction, the audit committee considers:

•	the nature of the related party’s interest in the transaction;

•	the material terms of the transaction, including the amount involved and type of transaction;

•	the importance of the transaction to the related party and to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and

•	any other matters the audit committee deems appropriate.

The Company believes that each of the following transactions was on terms at least as favorable to it as could have been obtained from an unaffiliated third party.

Transactions with Genting HK, Apollo and TPG Capital

In July 2010, we agreed to extend the Charter of Norwegian Sky from Genting HK to December 31, 2012. This agreement includes two one-year extension options which require the mutual consent of each party. The new agreement also provides us with an option to purchase the ship during the Charter period.

In November 2009, upon the expiration of the Charter, we returned Norwegian Majesty, which had been operated by us pursuant to a Charter arrangement, to Genting HK.

In July 2009, we entered into an agreement with Harrah’s Operating Company, Inc. (now known as Caesars Entertainment Operating Company, Inc.) establishing a marketing alliance which incorporates marketing resources and cross company marketing, purchasing and loyalty programs as well as customer and business intelligence capabilities for a term of three years.

In April 2009, our shareholders made an equity investment as stated above in “Security Ownership of Certain Beneficial Owners and Management.”

If Norwegian Holdings’ initial public offering is consummated, prior to the consummation of such initial public offering, Norwegian Holdings will be formed as a Bermuda exempted company with nominal issued capital. Our current shareholders will enter into Contribution and Exchange Agreements whereby immediately prior to the consummation of such offering, they will contribute all of their shares of NCL Corporation Ltd. to Norwegian Holdings in exchange for a number of shares of Norwegian Holdings. After giving effect to the Contribution and Exchange Agreements and certain related internal share transfers among their respective affiliates, the Apollo Funds, the TPG Viking Funds and Genting HK will own a to be determined number of shares of the new holding company in the manner described in “Security Ownership of Certain Beneficial Owners and Management.” See “Security Ownership of Certain Beneficial Owners and Management.”

The Reimbursement and Distribution Agreement

On August 17, 2007, we entered into the RDA with NCL Investment Limited and Genting HK which sets out arrangements in relation to the NCLA Business (as defined in the RDA), including the subsidizing by Genting HK of certain losses and expenses related to NCLA. The RDA became effective on January 7, 2008. Pursuant to the RDA, we withdrew Pride of Aloha from the Hawaii market effective May 11, 2008. Although we were required under the terms of the RDA to transfer Pride of Aloha to Genting HK, the parties subsequently agreed to re-flag Pride of Aloha into our international fleet and consequently we renamed and launched the ship as Norwegian Sky. Accordingly, as of December 31, 2008, in lieu of returning the ship, we recorded a liability to Genting HK in the amount of $280.7 million which was the net book value of Pride of Aloha as of December 31, 2008. As a result of the decision to withdraw Pride of Aloha from the Hawaii market, Genting HK was obligated to reimburse us for certain losses and expenses related to NCLA which totaled $56.0 million through December 31, 2008 that were paid to us in January 2009. Also, in January 2009, we transferred Norwegian Sky to Genting HK per the terms of the RDA, which settled the $280.7 million liability to Genting HK as of December 31, 2008.

Amounts due to Genting HK as of December 31, 2008 of $210.1 million, which were settled in January 2009, represent amounts primarily in connection with the RDA. For the year ended December 31, 2007, $3.7 million was reimbursed to us by Genting HK for ship-related costs.

In April 2009, we received $15.1 million from Genting HK for reimbursements in connection with improvements to Norwegian Dream which left our fleet upon expiration of the relevant Charter agreement.

In June 2009, in connection with the RDA, we agreed with Genting HK to assume and pay any and all costs and expenses related to the maintenance, lay up or docking of S.S. United States incurred on or prior to December 31, 2009. As part of this transaction, Genting HK agreed that we had satisfied in full our obligations under the RDA and they waived their rights, including title and ownership of, and any sale proceeds of, any assets (other than S.S. United States) of the NCLA Business including all assets related to our Polynesian Adventure Tours operations. This distribution of S.S. United States to Genting HK resulted in an equity transaction which reduced our property and equipment and additional paid-in capital by $15.0 million.

In December 2009, we reduced additional paid-in capital by $3.5 million pertaining to certain estimated tax positions relating to transactions amongst entities under common control.

The Shareholders’ Agreement

On August 17, 2007, NCL Corporation Ltd., NCL Investment Ltd., a Bermuda company and an affiliate of the Apollo Funds, and Genting HK entered into the Shareholders’ Agreement to regulate the affairs relating to NCL Corporation Ltd.’s management and the rights and obligations of NCL Investment Ltd. and Genting HK as shareholders. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd., a Cayman Islands company and an affiliate of the Apollo Funds, and Star NCLC Holdings Ltd., a Bermuda company and a wholly-owned subsidiary of Genting HK, became parties to the Shareholders’ Agreement through separate joinder agreements on January 7, 2008; TPG Viking I, L.P., a Cayman Islands exempted limited partnership, TPG Viking II, L.P., a Cayman Islands limited partnership, and TPG Viking AIV III, L.P., a Delaware limited partnership, each an affiliate of TPG Capital, also became parties to the Shareholders’ Agreement through separate joinder agreements on January 8, 2008.

Prior to July 2008, the Apollo Funds and Genting HK were entitled to appoint three and two directors to our Board of Directors, respectively. In July 2008 a shareholders resolution was adopted in accordance with NCL Corporation Ltd.’s bye-laws expanding the size of our Board of Directors to seven directors. As a result, the Apollo Funds and Genting HK increased their ability to appoint directors to our Board of Directors to four and three directors, respectively.

Subject to Genting HK’s consent rights as described below, the Apollo Funds have the right to vote the shares of NCL Corporation Ltd. held by Genting HK. In the event that the ratio of the aggregate number of equity securities of NCL Corporation Ltd. held by the Apollo Funds (and certain of their permitted transferees, which includes the TPG Viking Funds) to the aggregate number of equity securities of NCL Corporation Ltd. held by Genting HK (and certain of their permitted transferees) falls below 0.6 (the “Apollo Minimum Ratio”), these voting rights of the Apollo Funds will cease. The Apollo Funds also have the right to vote the TPG Viking Funds’ shares of NCL Corporation Ltd.; such authority will terminate when the combined ownership of

Company shares by the Apollo Funds and Genting HK (and certain of their respective permitted transferees, which includes, with respect to the Apollo Funds, the TPG Viking Funds) falls below 25% of the then total outstanding ordinary shares of NCL Corporation Ltd. For as long as the ratio of the aggregate number of equity securities held by Genting HK (and certain of their permitted transferees) to the aggregate number of equity securities held by the Apollo Funds (and certain of their permitted transferees, including the TPG Viking Funds) is at least 0.6 (the “GHK Minimum Ratio”) and there has not been a change of control of Genting HK, certain matters may not be carried out by NCL Corporation Ltd. without the prior written consent of Genting HK, which include, among others, the following:

•

any acquisitions or divestitures with the aggregate consideration paid or received, together with the consideration paid or received in respect of all other acquisitions and divestitures after January 7, 2008, exceeding $200.0 million;

•

the primary issuance by NCL Corporation Ltd. of equity securities in a public offering (other than in the case of an initial public offering of primary ordinary shares, in which the number of ordinary shares proposed to be issued in the initial public offering does not exceed 20% of the ordinary shares that would be outstanding after giving effect to the initial public offering);

•	subject to limited exceptions, the issuance by NCL Corporation Ltd. of equity securities in a private offering to third parties;

•

capital expenditures if the aggregate amount of such capital expenditures (or a series of separate but related capital expenditures), together with all other capital expenditures made after January 7, 2008, is in excess of $20.0 million;

•	the declaration or payment of any non-pro-rata dividends or distributions;

•	any amendments to NCL Corporation Ltd.’s memorandum of association or bye-laws; and

•	the hiring of a new chief executive officer of NCL Corporation Ltd. or any of its subsidiaries (provided that in this case only Genting HK’s consent shall not be unreasonably withheld).

Provided the GHK Minimum Ratio is maintained and there has not been a change of control of Genting HK, our Board of Directors must also provide reasonable advance written notice to Genting HK of and consult with (but is not required to obtain the consent of) Genting HK regarding certain actions including, but not limited to, (i) the approval of NCL Corporation Ltd.’s or any of its subsidiaries’ consolidated annual budget and any material action taken which deviates from such budget, (ii) the incurrence of any debt of NCL Corporation Ltd. and its subsidiaries in excess of $100.0 million, (iii) the issuance of any equity securities of NCL Corporation Ltd. or any of its subsidiaries, (iv) the declaration of any dividends or distributions on any equity securities and (v) the commencement or termination of employment of any executive or key employee of NCL Corporation Ltd. or any of its subsidiaries.

Genting HK’s consent and consultation rights described above would also terminate when the combined ownership of the ordinary shares of NCL Corporation Ltd. held by the Apollo Funds and Genting HK (and certain of their respective permitted transferees, which includes, in the case of the Apollo Funds, the TPG Viking Funds) falls below 25% of the then total outstanding ordinary shares of NCL Corporation Ltd.

Each shareholder of NCL Corporation Ltd. that is a party to the Shareholders’ Agreement has the right to participate on a pro-rata basis in any issuance of new shares of NCL Corporation Ltd., subject to limited exceptions, including, but not limited to equity securities issued by NCL Corporation Ltd. in a public offering. In addition, each of the Apollo Funds and Genting HK has the right to make written requests in unlimited numbers to NCL Corporation Ltd. to register and thereby transfer all or a portion of its equity securities in NCL Corporation Ltd. through share offerings, provided that the initial registration may only be made in connection with an underwritten public offering of ordinary shares in which the managing underwriter is a nationally recognized “bulge bracket” investment bank and following which (i) NCL Corporation Ltd. reasonably expects to qualify for the exemption from U.S. federal income tax set forth in Section 883 of the Code or any successor provision and (ii) such ordinary shares are listed on the New York Stock Exchange, Nasdaq or the London Stock Exchange (a “Qualified Public Offering”). Additionally, if NCL Corporation Ltd. at any time proposes for any reason to register ordinary shares, each of the Apollo Funds, Genting HK and the TPG Viking Funds shall have the right to cause NCL Corporation Ltd. to include in such registration all or a portion of its equity securities in NCL Corporation Ltd.

Subject to the Apollo Funds’ right to sell after July 7, 2012 as described below, each of the Apollo Funds and Genting HK (and certain of their respective permitted transferees which includes, in the case of the Apollo Funds, the TPG Viking Funds) is prohibited from transferring their equity securities of NCL Corporation Ltd. without the mutual consent of the Apollo Funds and Genting HK, other than transfers to certain permitted transferees or transfers in certain registered offerings. These transfer restrictions will immediately terminate in the event that either the Apollo Minimum Ratio or the GHK Minimum Ratio are not maintained.

Unless a Qualified Public Offering has occurred whereby the Apollo Funds (or certain of their permitted transferees, which includes the TPG Viking Funds) sell any of their shares or any initial public offering of NCL Corporation Ltd.’s primary ordinary shares has occurred to which Genting HK has not given its prior written consent, the Apollo Funds will be entitled to sell all, but not less than all, of their shares of NCL Corporation Ltd. (or shares of NCL Corporation Ltd. held by certain of their permitted transferees, which includes the TPG Viking Funds) to a third party in cash at any time after July 7, 2012, provided that the Apollo Funds first offer Genting HK the right to acquire such shares of NCL Corporation Ltd. on terms and conditions as may be specified by the Apollo Funds. In the event that Genting HK declines such offer to purchase the Apollo Funds’ shares of NCL Corporation Ltd. and the Apollo Funds receives a bona fide offer from a third party to purchase its shares of NCL Corporation Ltd., (i) Genting HK shall have the right to sell to such third party its pro rata portion of the shares of NCL Corporation Ltd. to be sold in such transaction and (ii) the Apollo Funds shall have the right to cause Genting HK and the other shareholders of NCL Corporation Ltd. party to the Shareholders’ Agreement to consent to such transaction, and to sell all of their shares of NCL Corporation Ltd. in such transaction on the same terms and conditions on which the Apollo Funds are selling their shares of NCL Corporation Ltd.

Amended and Restated Shareholders’ Agreement

If Norwegian Holdings’ initial public offering is consummated, in connection with the consummation of such offering, Norwegian Holdings, the Apollo Funds, the TPG Viking Funds and Genting HK intend to enter into an amended and restated shareholders’ agreement on terms substantially similar to the existing Shareholders’ Agreement. The following description is of the amended and restated version of the Shareholders’ Agreement. References to the “Company” below refer to “Norwegian Holdings” and not its subsidiaries following the initial public offering.

Subject to the terms and conditions described therein, including with regard to the nomination of independent directors, the Apollo Funds maintaining the Apollo Minimum Ratio (as defined below), and Genting HK maintaining the GHK Minimum Ratio (as defined below); the Shareholders’ Agreement entitles the Apollo Funds to nominate for election a majority of the directors on our Board of Directors and Genting HK to nominate for election the remainder of our non-independent directors to our Board of Directors.

For so long as the Apollo Minimum Ratio is maintained, the number of independent directors shall be maintained at an odd number and the majority of independent directors so required to be appointed shall be nominated for election to Norwegian Holdings’ Board of Directors or appointed to the applicable committee thereof by the Apollo Funds, and the remainder of independent directors so required to be appointed shall be nominated for election to Norwegian Holdings’ Board of Directors or appointed to the applicable committee thereof by Genting HK.

As of the consummation of Norwegian Holdings’ initial public offering, pursuant to the Shareholders’ Agreement, the Company and the shareholders party thereto will take all actions as may be required to ensure that the number of directors will consist of nine members and that the members of Norwegian Holdings’ Board of Directors shall be comprised of Marc J. Rowan, Steve Martinez, Adam M. Aron and Karl Peterson, as nominees of the Apollo Funds, Tan Sri Lim Kok Thay and David Chua Ming Huat as nominees of Genting HK, Walter L. Revell as an independent director nominated by Genting HK. Additionally, the Apollo Funds and Genting HK each have a contractual right under the Shareholders’ Agreement to appoint one additional member to Norwegian Holdings’ Board of Directors prior to the consummation of the initial public offering, which will increase the size of Norwegian Holdings’ Board of Directors from seven to nine members.

Pursuant to the Shareholders’ Agreement, the Company and the shareholders party thereto will take such actions as may be required to ensure that the directors of the Company shall be classified with respect to the time for which they severally hold office into three classes, as nearly equal in number as possible, with each director being elected to a three-year term and that such nominees to Norwegian Holdings’ Board of Directors will be classified as follows upon the consummation of Norwegian Holdings’ initial public offering:

Class I directors:	Tan Sri Lim Kok Thay, Marc J. Rowan and one of the two additional directors that certain of Norwegian Holdings’ shareholders have a right to appoint prior to the consummation of the initial public offering pursuant to the Shareholders’ Agreement, whose terms will expire at the fiscal 2012 annual general meeting of shareholders;

Class II directors:	Walter L. Revell, Adam M. Aron and one of the two additional directors that certain of Norwegian Holdings’ shareholders have a right to appoint prior to the consummation of the initial public offering pursuant to the Shareholders’ Agreement, whose terms will expire at the fiscal 2013 annual general meeting of shareholders; and

Class III directors:	Steve Martinez, Karl Peterson and David Chua Ming Huat, whose terms will expire at the fiscal 2014 annual general meeting of shareholders;

The term of each director shall continue until the election and qualification of a successor and be subject to such director’s earlier death, resignation or removal. Thereafter, at each annual general meeting of shareholders of the Company, the successors of the directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting of shareholders held in the third year following the year of their election.

The Shareholders’ Agreement will provide that the Company and the shareholders party thereto will take such actions as may be required to ensure that within 90 days of the consummation of the initial public offering, the number of directors shall be a total of eleven members, a nominee of the Apollo Funds shall be appointed to serve on Norwegian Holdings’ Board of Directors as a Class II director and an individual designated by the Apollo Funds shall be appointed to serve as an independent director pursuant to the requirements of applicable law (including the rules of NASDAQ) and a Class I director to fill the vacancies resulting from such increase, and within one year of the consummation of the initial public offering, the number of directors shall be a total of thirteen members, a nominee of the Apollo Funds shall be appointed to serve on Norwegian Holdings’ Board of Directors as a Class III director and an individual designated by the Apollo Funds shall be appointed to serve as an independent director pursuant to the requirements of applicable law (including the rules of NASDAQ) and a Class II director to fill such vacancies resulting from such increase.

Additionally, pursuant to the Shareholders’ Agreement, the chief executive officer of the Company is designated as a non-voting observer to be present at all meetings of Norwegian Holdings’ Board of Directors and all committees thereof (other than the audit committee and executive sessions of Norwegian Holdings’ Board of Directors and all committees thereof) and one individual designated by the TPG Viking Funds is designated as a non-voting observer to be present at all meetings of Norwegian Holdings’ Board of Directors and all committees thereof (other than the audit committee).

As of the consummation of the initial public offering, pursuant to the Shareholders’ Agreement, the Audit Committee will be composed of three members, who shall initially be Walter L. Revell, Steve Martinez and Adam M. Aron. Within 90 days of the consummation of the initial public offering, the Company and the shareholders party to the Shareholders’ Agreement agree to take, or cause to be taken, such action as is necessary to ensure that a majority of the members of our audit committee are independent directors and within one year of the consummation of the initial public offering, the Company and the shareholders party to the Shareholders’ Agreement agree to such action as is necessary to ensure that all of the members of the Audit Committee are independent directors.

As of the consummation of the initial public offering, pursuant to the Shareholders’ Agreement, the Compensation Committee will be composed of three members who shall initially be Marc. J. Rowan, Steve Martinez and Tan Sri Lim Kok Thay.

As of the consummation of the initial public offering, pursuant to the Shareholders’ Agreement, the Nominating and Governance Committee will be composed of three members who shall initially be David Chua Ming Huat, Steve Martinez and Adam M. Aron.

Pursuant to the Shareholders’ Agreement, Genting HK, the Apollo Funds and the TPG Viking Funds will agree not to acquire any publicly traded equity securities of the Company without the prior written consent of (a) the Apollo Funds, with respect to any proposed acquisitions by Genting HK, (b) Genting HK, with respect to any proposed acquisitions by the Apollo Funds, (c) Genting HK and the Apollo Funds, with respect to any proposed acquisitions by the TPG Viking Funds; provided, however, that no consent shall be required with respect to the acquisition of any publicly traded equity securities of the Company by Genting HK, the Apollo Funds or the TPG Viking Funds if, at least ten business days prior to the proposed acquisition, such shareholder provides the Company with (i) written notice of the maximum number of shares it proposes to acquire, (ii) a written certification stating that the consummation of such acquisition will not result in the Company losing its exemption from taxation on gross income derived from the international operation of a ship or ships within the meaning of Section 883 of the Code and (iii) any additional forms or certificates reasonably requested by the Company, and the Audit Committee reasonably determines, taking into account the information provided by such shareholder and such additional information as the Audit Committee deems relevant, that such acquisition will not result in the Company losing its exemption from taxation on gross income derived from the international operation of a ship or ships within the meaning of Section 883 of the Code. No shareholder party to the Shareholders’ Agreement other than Genting HK, the Apollo Funds and the TPG Viking Funds will be permitted to acquire any publicly traded equity securities of the Company without the prior written consent of the Company.

Pursuant to the Shareholders’ Agreement, the shareholders party thereto will provide information or certifications as are reasonably requested by the Company or as are required under the terms of the Shareholders’ Agreement in order for the Company to comply with any regulatory filing or withholding requirements, including forms required by Section 883 of the Code; provided, however, except to the extent reasonably requested by the Company, a shareholder owning less than 5% of the vote and value of the Company shall not be required to provide such forms or to provide the identity of its direct or indirect owners.

Subject to Genting HK’s consent rights as described below, the Apollo Funds have the right to vote the shares of the Company held by Genting HK. In the event that the ratio of the aggregate number of equity securities of the Company held by the Apollo Funds (and certain of their permitted transferees, which includes the TPG Viking Funds) to the aggregate number of equity securities of the Company held by Genting HK (and certain of their permitted transferees) falls below 0.6 (the “Apollo Minimum Ratio”), these voting rights of the Apollo Funds will cease. Additionally, if the Apollo Minimum Ratio is no longer maintained, Apollo’s right to appoint a majority of the members of Norwegian Holdings’ Board of Directors will immediately terminate and from that time until the time, if any, that the NASDAQ listing rules require that a majority of the members of Norwegian Holdings’ Board of Directors be independent, Genting HK shall have the right to nominate for election a majority of the directors on Norwegian Holdings’ Board of Directors and Apollo shall have the right to nominate for election one or two directors based on the combined ownership percentage of Apollo and the TPG Viking Funds. The Apollo Funds also have the right to vote the TPG Viking Funds’ shares of the Company; such authority will terminate when the combined ownership of Company shares by the Apollo Funds and Genting HK (and certain of their respective permitted transferees, which includes, with respect to the Apollo Funds, the TPG Viking Funds) falls below 25% of the then total outstanding ordinary shares of the Company.

For as long as the ratio of the aggregate number of equity securities held by Genting HK (and certain of their permitted transferees) to the aggregate number of equity securities held by the Apollo Funds (and certain of their permitted transferees, including the TPG Viking Funds) is at least 0.6 (the “GHK Minimum Ratio”) and there has not been a change of control of Genting HK, certain matters may not be carried out by the Company without the prior written consent of Genting HK, which include, among others, the following:

•

any acquisitions or divestitures with the aggregate consideration paid or received, together with the consideration paid or received in respect of all other acquisitions and divestitures after January 7, 2008, exceeding $200.0 million;

•	the primary issuance by the Company of equity securities in a public offering;

•	subject to limited exceptions, the issuance by the Company of equity securities in a private offering to third parties;

•

capital expenditures if the aggregate amount of such capital expenditures (or a series of separate but related capital expenditures), together with all other capital expenditures made after January 7, 2008, is in excess of $20.0 million;

•	the declaration or payment of any non-pro-rata dividends or distributions;

•	any amendments to the Company’s memorandum of association or bye-laws; and

•	the hiring of a new chief executive officer of the Company or any of its subsidiaries (provided that in this case only Genting HK’s consent shall not be unreasonably withheld).

Provided the GHK Minimum Ratio is maintained and there has not been a change of control of Genting HK, Norwegian Holdings’ Board of Directors must also provide reasonable advance written notice to Genting HK of and consult with (but is not required to obtain the consent of) Genting HK regarding certain actions including, but not limited to, (i) the approval of the Company’s or any of its subsidiaries consolidated annual budget and any material action taken which deviates from such budget, (ii) the incurrence of any debt of the Company and its subsidiaries in excess of $100.0 million, (iii) the issuance of any equity securities of the Company or any of its subsidiaries, (iv) the declaration of any dividends or distributions on any equity securities and (v) the commencement or termination of employment of any executive or key employee of the Company or any of its subsidiaries.

Genting HK’s consent and consultation rights described above would also terminate when the combined ownership of the ordinary shares of the Company held by the Apollo Funds and Genting HK (and certain of their respective permitted transferees, which includes, in the case of the Apollo Funds, the TPG Viking Funds) falls below 25% of the then total outstanding ordinary shares of the Company.

Additionally, for so long as the TPG Viking Funds and their permitted transferees continue to hold 15% or more of the amount of ordinary shares of the Company that are collectively held by the TPG Viking Funds and their affiliates on the date of the consummation of the initial public offering, neither the Company nor any of its subsidiaries shall be permitted to engage in any material transaction involving any affiliate of the Apollo Funds (other than the Company and its subsidiaries) without the prior written consent of the TPG Viking Funds, such consent not to be unreasonably withheld.

Each shareholder of the Company that is a party to the Shareholders’ Agreement has the right to participate on a pro-rata basis in any issuance of new shares of the Company, subject to limited exceptions, including, but not limited to equity securities issued by the Company in a public offering. The shareholders will not be entitled to participate in, or require the registration of other securities in connection with, the initial public offering. In addition, each of the Apollo Funds and Genting HK has the right to make written requests in unlimited numbers to the Company to register and thereby transfer all or a portion of its equity securities in the Company through share offerings, provided each written request will specify an aggregate offering price of at least $20.0 million for the ordinary shares being registered and will specify the intended method of disposition. At any time following the date that is eighteen months from the consummation of the initial public offering, the TPG Viking Funds also have the right to make one written request to the Company to register and thereby transfer all or a portion of its equity securities in the Company through a share offering. Additionally, if the Company at any time proposes for any reason to register ordinary shares, each of the Apollo Funds, Genting HK and the TPG Viking Funds shall have the right to cause the Company to include in such registration all or a portion of its equity securities in the Company.

Subject to the Apollo Funds’ right to sell after July 7, 2012 as described below, each of the Apollo Funds, the TPG Viking Funds and Genting HK (and certain of their respective permitted transferees) is prohibited from transferring their equity securities of the Company without the mutual consent of the Apollo Funds and Genting HK, as applicable, other than transfers to certain permitted transferees or transfers in certain registered offerings. These transfer restrictions will immediately terminate in the event that either the Apollo Minimum Ratio or the GHK Minimum Ratio are not maintained.

Unless the Apollo Funds (or certain of its permitted transferees, which includes the TPG Viking Funds) have previously sold any of their shares of the Company in a registered public offering effected pursuant to the terms of the registration rights provisions of the Shareholders’ Agreement, the Apollo Funds will be entitled to sell all, but not less than all, of the shares of the Company held by the Apollo Funds (and certain of their permitted transferees, which includes the TPG Viking Funds) to a third party in cash at any time after July 7, 2012, provided that the Apollo Funds first offer Genting HK the right to acquire such shares of the Company on terms and conditions as may be specified by the Apollo Funds. In the event that Genting HK declines such offer to purchase the Apollo Funds’ shares of the Company and the Apollo Funds receive a bona fide offer from a third party to purchase its shares of the Company, (i) Genting HK shall have the right to sell to such third party its pro rata portion of the shares of the Company to be sold in such transaction and (ii) the Apollo Funds shall have the right to cause Genting HK and the other shareholders of the Company party to the Shareholders’ Agreement to consent to such transaction, and to sell all of their shares of the Company in such transaction on the same terms and conditions on which the Apollo Funds are selling their shares of the Company.

The Subscription Agreement

On August 17, 2007, Genting HK, NCL Investment Limited and NCL Corporation Ltd. entered into a subscription agreement (the “Subscription Agreement”) which set out the terms for the equity investment by, and issuance of shares, to NCL Investment Limited. NCL Investment Limited assigned to NCL Investment II Ltd. a portion of its rights and obligations under the Subscription Agreement pursuant to an assignment agreement dated January 7, 2008.

Under the Subscription Agreement, we and Genting HK agreed to cooperate with each other in developing our respective cruise line businesses, provided that such obligations to cooperate do not extend to any such efforts that could reasonably be expected to have an adverse effect on the operation or prospects of such party’s respective cruise line business.

In addition, subject to the terms below, NCL Investment Limited and Genting HK indemnified each other for certain losses arising from breaches of representations, warranties and covenants made by us, Genting HK and NCL Investment Limited. Both NCL Investment Limited’s and Genting HK’s indemnity obligations relating to breaches of representations and warranties terminated on April 30, 2008, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations. Genting HK may elect in its sole discretion to satisfy all or a portion of its indemnity obligations in cash or by causing the Company to issue additional ordinary shares of the Company to NCL Investment Limited.

DESCRIPTION OF OTHER INDEBTEDNESS

We summarize below the principal terms of the agreements that govern our existing indebtedness. We refer you to the exhibits to the registration statement of which this prospectus forms a part for copies of agreements governing the indebtedness described below.

Newbuild Export Credit Facilities

The purchaser of each New Ship is the borrower under a credit agreement dated as of November 18, 2010 by and among the relevant borrower, Deutsche Schiffsbank AG, DnB NOR Bank ASA, HSBC Bank plc, KfW IPEX-Bank GmbH and Nordea Bank Norge ASA, as lead arrangers, certain other financial institutions from time to time party thereto as agents and lenders, and NCL Corporation Ltd. as guarantor (each such agreement is referred to as a “Newbuild Export Credit Facility”). These two facilities, the purpose of which is to provide partial financing for the purchase of our New Ships, provide delayed-draw term loan facilities for up to €1,060 million, or $1,537 million based on the euro/U.S. dollar exchange rate as of June 30, 2011. The maturity date for each Newbuild Export Credit Facility is the 12th anniversary of the delivery date of the relevant New Ship.

Availability

The loans under each Newbuild Export Credit Facility will be available for drawing to fund 80% of the installment and delivery payments on the construction contract for the relevant New Ship, and to fund 100% of the related Hermes insurance premiums.

Interest Rate and Fees

Loans under the Newbuild Export Credit Facility for the first New Ship bear interest at the LIBOR rate plus an applicable margin of 1.60% per annum. The relevant borrower may elect an interest period of three or six months with respect to these loans. Loans under the Newbuild Export Credit Facility for the second New Ship bear interest at a fixed rate of 4.50% per annum. Interest on these loans is payable semi-annually.

In addition to paying interest on outstanding loans under our Newbuild Export Credit Facilities, we are required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at a rate equal to 0.60% per annum. We also pay customary arrangement and agency fees.

Payments and Prepayments

Beginning on the sixth month anniversary of the delivery date for the relevant New Ship, the loans under the relevant Newbuild Export Credit Facility shall be repaid in full in twenty-four equal semi-annual installments.

We may voluntarily and permanently reduce the loan commitments under the Newbuild Export Credit Facilities, at any time, without penalty, subject to certain restrictions regarding notice and mandatory minimum amounts. Loans under the Newbuild Export Credit Facilities may be prepaid at any time subject to certain restrictions regarding notice and mandatory minimum amounts, and to the payment of customary breakage costs and funding loss costs.

In addition, if the construction contract in respect of a New Ship is terminated prior to the delivery date of such New Ship, the outstanding loans under the relevant Newbuild Export Credit Facility related to such New Ship shall be repaid in full and the commitments thereunder shall be terminated.

The borrower under the relevant Newbuild Export Credit Facility is required to prepay outstanding amounts under such Newbuild Export Credit Facility upon the sale, total loss or other disposition of the relevant New Ship after the delivery date for such New Ship.

Guarantee and Security

All obligations of the borrowers under the Newbuild Export Credit Facilities will be guaranteed by NCL Corporation Ltd., and will be secured by a first-lien ship mortgage on the relevant New Ship and by first priority assignments of certain interests related to the relevant New Ship. In addition, 95% of the loans under the Newbuild Export Credit Facilities are guaranteed by Hermes, an agency of the Federal Republic of Germany.

Newbuild Term Loan Facilities

Each of Norwegian Jewel Limited and Pride of Hawaii, LLC is a borrower under a credit agreement dated as of November 18, 2010 by and among the relevant borrower, Deutsche Schiffsbank AG, DnB NOR Bank ASA, HSBC Bank plc, KfW IPEX-Bank GmbH and Nordea Bank Norge ASA, as lead arrangers, certain other financial institutions from time to time party thereto as agents and lenders, and NCL Corporation Ltd. as guarantor (each such agreement is referred to as a “Newbuild Term Loan Facility”). These two facilities, the purpose of which is to provide partial financing for the purchase of our New Ships, provide delayed-draw term loan facilities of up to €126.1 million, or approximately $183 million based on the euro/U.S. dollar exchange rate as of June 30, 2011, and the U.S. Dollar equivalent availability of the Newbuild Term Loan Facilities is capped at $224.8 million. The maturity date for each Newbuild Term Loan Facility is the 3rd anniversary of the delivery date of the relevant New Ship.

Availability

The loans under each Newbuild Term Loan Facility will be available for drawing to fund 10% of the installment and delivery payments on the construction contract for the relevant New Ship, and to fund 100% of the related Hermes insurance premiums.

Interest Rate and Fees

Loans under the Newbuild Term Loan Facilities bear interest at the LIBOR rate plus an applicable margin of 1.60% per annum. The relevant borrower may elect an interest period of three or six months with respect to these loans.

In addition to paying interest on outstanding loans under our Newbuild Term Loan Facilities, we are required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at a rate equal to 0.60% per annum. We also pay customary arrangement and agency fees.

Payments and Prepayments

Beginning on the sixth month anniversary of the delivery date for the relevant New Ship, the loans under the relevant Newbuild Term Loan Facility shall be repaid in full in six equal semi-annual installments.

We may voluntarily and permanently reduce the loan commitments under the Newbuild Term Loan Facilities, at any time, without penalty, subject to certain restrictions regarding notice and mandatory minimum amounts. Loans under the Newbuild Term Loan Facilities may be prepaid at any time subject to certain restrictions regarding notice and mandatory minimum amounts, and to the payment of customary breakage costs with respect to funding loss costs.

In addition, if the construction contract in respect of a New Ship is terminated prior to the delivery date of such New Ship, the outstanding loans under the relevant tranche of each Newbuild Term Loan Facility related to such New Ship shall be repaid in full and the commitments thereunder shall be terminated.

The borrower under the relevant Newbuild Term Loan Facility is required to prepay outstanding amounts under such Newbuild Term Loan Facility upon the sale or total loss or other disposition of Norwegian Jewel or Norwegian Jade, as applicable.

Guarantee and Security

All obligations of the borrowers under the Newbuild Term Loan Facilities will be guaranteed by NCL Corporation Ltd., and will be secured by a subordinated ship mortgage on Norwegian Jewel or Norwegian Jade, as applicable, and a second-priority assignment of certain interests related to the New Ships.

$750.0 million Senior Secured Revolving Credit Facility

NCL Corporation Ltd. is the borrower under a credit agreement dated as of October 28, 2009, by and among the borrower, certain financial institutions from time to time party thereto, as lenders, and Nordea Bank Norge ASA, as administrative agent and collateral agent. This facility provides revolving financing of up to $750.0 million, which includes a $150.0 million letter of credit subfacility.

Availability

As of June 30, 2011, we had $167.0 million of indebtedness outstanding under our $750.0 million senior secured revolving credit facility, with $487.2 million still available to draw thereunder.

Interest Rate and Fees

Loans under our $750.0 million senior secured revolving credit facility are U.S. dollar-denominated and bear interest at a rate equal to (i) LIBOR, plus (ii) an applicable margin of 4.00% per annum (the “Applicable Margin”). The borrower may elect the interest period applicable to each loan; interest periods of 1, 2, 3 and 6 months are available.

In addition to paying interest on outstanding principal under our $750.0 million senior secured revolving credit facility, we are required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at a rate of 1.6% per annum. We also pay customary letter of credit, arrangement and administrative agency fees.

Prepayments

Subject to certain limitations and exceptions, the borrower is required to prepay outstanding amounts of our $750.0 million senior secured revolving credit facility following the sale, total loss or other disposition of any of the ships securing the facility (as further described below). We may voluntarily repay outstanding loans under our $750.0 million senior secured revolving credit facility at any time, without premium or penalty, other than customary breakage costs with respect to funding loss costs.

Scheduled Commitment Reductions

The commitments under our $750.0 million senior secured revolving credit facility will reduce in 11 consecutive semi-annual installments of $46.9 million, which commenced on October 28, 2010. Any amounts remaining thereafter are due on the maturity date of the facility, October 28, 2015.

Guarantee and Security

All obligations under our $750.0 million senior secured revolving credit facility are unconditionally guaranteed by our subsidiaries, Norwegian Star Limited, Norwegian Spirit, Ltd., Norwegian Sun Limited and Norwegian Dawn Limited, which subsidiaries own our ships Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn, respectively.

All obligations under our $750.0 million senior secured revolving credit facility and the guarantees thereof (as well as all obligations under any interest-hedging or other swap agreements), are secured by a first priority (and in the case of any interest-hedging or other swap agreements, second priority) perfected security interest in (i) all equity interests of each of the guarantors; and (ii) substantially all of the assets of each of the guarantors, including, but not limited to (A) first-priority liens on our ships Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn and (B) all earnings, proceeds of insurance and certain other interests related to those ships. All of the above-described collateral (other than the security interest in the equity interests of the guarantors) also constitutes collateral for our $450.0 million senior secured notes described below.

€624.0 million Norwegian Pearl and Norwegian Gem Revolving Credit Facility

NCL Corporation Ltd. is the borrower under a credit agreement dated as of October 7, 2005 (as subsequently amended from time to time), by and among the borrower, certain financial institutions from time to time party thereto, as lenders, and DnB NOR Bank ASA, as agent. This facility consists of two revolving credit tranches with an aggregate commitment of €624.0 million, the purpose of which was to provide financing for the construction of our ships, Norwegian Gem and Norwegian Pearl. Our €624.0 million Norwegian Pearl and Norwegian Gem revolving credit facility was converted into U.S. dollars in November 2008.

Availability

As of June 30, 2011, we had $297.7 million of principal amount outstanding under Tranche A, with no amounts still available to draw thereunder; and $326.0 million of principal amount outstanding under Tranche B, with no amounts still available to draw thereunder.

Interest Rate

A portion of the borrowings under our €624.0 million Norwegian Pearl and Norwegian Gem revolving credit facility bear interest at a rate equal to (i) LIBOR plus (ii) an applicable margin, the maximum of which was 1.49% as of December 31, 2009; has been and will be 1.99% from January 2010 until October 2013, and will be 2.20% thereafter. The maximum applicable margin to be applied to the other portion of the outstanding principal amount adds 6% to the figures for each of the aforementioned periods (i.e., 7.49%, 7.99% and 8.20%, respectively). The applicable margin will decrease by 0.1625% if total funded debt to EBITDA ratio, as calculated pursuant to the loan agreement, is between 4.0 and 5.0, and will further decrease by an additional 0.125% if total funded debt to EBITDA ratio, as calculated pursuant to the loan agreement, is less than 4.0.

Payments, Reductions and Prepayments

Subject to the commitment reductions made in connection with the use of the net proceeds received from the offering of the Notes, beginning on May 31, 2011, the available commitment under Tranche A is scheduled to be reduced by approximately $13.4 million, on a semi-annual basis, until the maturity date of such tranche (November 28, 2018). Subject to the reductions made in connection with the use of the net proceeds received from the offering of the Notes, beginning on April 1, 2011, the available commitment under Tranche B is scheduled to be reduced by approximately $13.4 million, on a semi-annual basis, until the maturity date of such tranche (October 1, 2019). The amount of the reductions of both of the Tranche A and Tranche B commitments will increase beginning in November 2013.

Our group excess liquidity and any incremental liquidity generated from new debt financings and net proceeds from the sale of assets will be applied to our €624.0 million Norwegian Pearl and Norwegian Gem revolving credit facility and certain other of our credit facilities under certain conditions. Reduction of our €624.0 million Norwegian Pearl and Norwegian Gem revolving credit facility is required following a total loss or the sale of any of the ships securing the facility (which ships are further described below).

We may voluntarily and permanently reduce the loan commitments under our €624.0 million Norwegian Pearl and Norwegian Gem revolving credit facility, in whole or in part, at any time during specified periods, without penalty, subject to pro rata reductions of certain other facilities and the payment of breakage fees and to certain restrictions regarding mandatory minimum amounts. Drawings under our €624.0 million Norwegian Pearl and Norwegian Gem revolving credit facility may be prepaid, in whole or in part, prior to their maturity date, subject to pro rata reductions of certain other facilities and the payment of customary breakage costs with respect to funding loss costs, notice requirements and minimum amount requirements.

Guarantee and Security

Subject to certain conditions, all obligations under our €624.0 million Norwegian Pearl and Norwegian Gem revolving credit facility are unconditionally guaranteed (i) by each of our subsidiaries, Norwegian Pearl, Ltd. and

Norwegian Gem, Ltd., which subsidiaries own our ships, Norwegian Pearl and Norwegian Gem, respectively; and (ii) on a subordinated basis, by each of our subsidiaries, Norwegian Jewel Limited, Pride of America Ship Holding, LLC, and Pride of Hawaii, LLC, which subsidiaries own our ships, Norwegian Jewel, Pride of America and Norwegian Jade, respectively.

All of our obligations under our €624.0 million Norwegian Pearl and Norwegian Gem revolving credit facility are secured by (i) first lien ship mortgages on Norwegian Pearl and Norwegian Gem; and (ii) third lien ship mortgages on Norwegian Jewel, Pride of America and Norwegian Jade.

€308.1 million Pride of Hawai’i Loan

Pride of Hawaii, LLC, our indirect, wholly-owned subsidiary, is the borrower under a secured loan agreement dated as of April 20, 2004 (as subsequently amended from time to time), by and among the borrower, certain financial institutions from time to time party thereto, as lenders, and HSBC Bank PLC, as agent. This agreement provides for a term loan facility for up to €308.1 million, the purpose of which was to provide partial financing for the construction of our ship, Pride of Hawai’i (subsequently re-flagged and renamed Norwegian Jade). The maturity date for our €308.1 million Pride of Hawai’i loan is April 19, 2018; the facility was converted into U.S. dollars in October 2009.

Availability

As of June 30, 2011, we had $284.4 million of principal amount outstanding.

Interest Rate

A portion of the borrowings under our €308.1 million Pride of Hawai’i loan bear interest at a rate equal to (i) LIBOR plus (ii) an applicable margin, which applicable margin was 1.0% as of December 31, 2009, and increased to 1.5% thereafter. The applicable margin applied to the other portion of the principal amount was 2.25% as of December 31, 2009, and has been 2.75% thereafter.

Payments and Prepayments

Subject to the prepayments made in connection with the use of the net proceeds received from the offering of the Notes, beginning on April 19, 2011, Pride of Hawaii, LLC will make amortization payments of $18.6 million on a semi-annual basis. Amortization payments will increase beginning in October 2015.

The borrower is required to prepay outstanding amounts of our €308.1 million Pride of Hawai’i loan following the total loss or sale of Norwegian Jade, which secures the facility (as further described below). Subject to certain conditions, our excess group liquidity and any incremental liquidity generated from new debt refinancings and net proceeds from the sale of assets will be applied to our €308.1 million Pride of Hawai’i loan and certain other of our credit facilities.

The borrower may voluntarily prepay the loans under our €308.1 million Pride of Hawai’i loan, in whole or in part, after giving notice as specified in the credit agreement, without penalty, subject to pro rata reductions of certain other facilities and the payment of customary breakage costs with respect to funding loss costs and to certain restrictions regarding mandatory minimum amounts.

Guarantee and Security

All obligations of the borrower under our €308.1 million Pride of Hawai’i loan are unconditionally guaranteed by us and by, on a subordinated basis, each of our indirect, wholly-owned subsidiaries, Norwegian Jewel Limited and Pride of America Ship Holding, LLC (which subsidiaries own our ships, Norwegian Jewel and Pride of America).

All of the borrower’s obligations under our €308.1 million Pride of Hawai’i loan are secured by (i) a first lien ship mortgage on Norwegian Jade; and (ii) second lien ship mortgages on Norwegian Jewel and Pride of America.

$334.1 million Norwegian Jewel Loan

Norwegian Jewel Limited, our indirect, wholly-owned subsidiary, is the borrower under a secured loan agreement dated as of April 20, 2004 (as subsequently amended from time to time), by and among the borrower, certain financial institutions from time to time party thereto, as lenders, and HSBC Bank PLC, as agent. This agreement provides for a term loan facility for up to $334.1 million, the purpose of which was to provide partial financing for the construction of our ship, Norwegian Jewel. The maturity date of our $334.1 million Norwegian Jewel loan is August 4, 2017.

Availability

As of June 30, 2011, we had $190.2 million of principal amount outstanding.

Interest Rate

The borrowings under our $334.1 million Norwegian Jewel loan bear interest at a rate of 6.3575% for a portion of the principal amount as of December 31, 2009, and at a rate of 6.8575% thereafter. The interest rate applied to the other portion of the principal amount was (i) LIBOR plus (ii) 2.25% as of December 31, 2009; and has been (a) LIBOR plus (b) 2.75% thereafter.

Payments and Prepayments

Subject to the prepayments made in connection with the use of the net proceeds received from the offering of the Notes, beginning on February 4, 2011, Norwegian Jewel Limited will make amortization payments of $13.5 million on a semi-annual basis. Amortization payments will increase beginning in February 2015.

The borrower is required to prepay outstanding amounts of our $334.1 million Norwegian Jewel loan following the total loss or sale of Norwegian Jewel, which secures the facility (as further described below). Subject to certain conditions, our excess group liquidity and any incremental liquidity generated from new debt refinancings and net proceeds from the sale of assets will be applied to our $334.1 million Norwegian Jewel loan and certain other of our credit facilities.

The borrower may voluntarily prepay the loans under our $334.1 million Norwegian Jewel loan, in whole or in part, after giving notice as specified in the credit agreement, without penalty, subject to pro rata reductions of certain other facilities and the payment of customary breakage costs with respect to funding loss costs and to certain restrictions regarding mandatory minimum amounts.

Guarantee and Security

All obligations of the borrower under our $334.1 million Norwegian Jewel loan are unconditionally guaranteed by us and by, on a subordinated basis, each of our wholly-owned subsidiaries, Pride of Hawaii, LLC and Pride of America Ship Holding, LLC (which subsidiaries own Norwegian Jade and Pride of America, respectively).

All of the borrower’s obligations under our $334.1 million Norwegian Jewel loan are secured by (i) a first lien ship mortgage on Norwegian Jewel; and (ii) second lien ship mortgages on Norwegian Jade and Pride of America.

€258.0 million Pride of America Hermes Loan

Pride of America Ship Holding, LLC, our indirect, wholly-owned subsidiary, is the borrower under a secured loan agreement dated as of April 4, 2003 (as subsequently amended from time to time), by and among the borrower, certain financial institutions from time to time party thereto, as lenders, and HSBC Bank PLC, as agent. This agreement provides for a term loan facility for up to €258.0 million, the purpose of which was to finance the construction of our ship, Pride of America. The maturity date for our €258.0 million Pride of America loan is June 6, 2017; the facility was converted into U.S. dollars in December 2005.

Availability

As of June 30, 2011, we had $176.3 million of principal amount outstanding.

Interest Rate

The borrowings under our €258.0 million Pride of America loan bear interest at a rate of 5.965% for a portion of the principal amount as of December 31, 2009, and 6.465% thereafter. The interest rate applied to the other portion of the principal amount was (i) LIBOR plus (ii) 2.25% as of December 31, 2009; and has been (a) LIBOR plus (b) 2.75% thereafter.

Payments and Prepayments

Subject to the prepayments made in connection with the use of the net proceeds received from the offering of the Notes, beginning on June 6, 2011, Pride of America Ship Holding, LLC will make amortization payments of $12.7 million on a semi-annual basis. Amortization payments will increase beginning in June 2015.

The borrower is required to pay outstanding amounts of our €258.0 million Pride of America loan following the total loss or sale of Pride of America, which secures the facility (as further described below). Subject to certain conditions, our group excess liquidity and any incremental liquidity generated from new debt refinancings and net proceeds from the sale of assets will be applied to our €258.0 million Pride of America loan and certain other of our credit facilities.

The borrower may voluntarily prepay the loans under our €258.0 million Pride of America loan, in whole or in part, after giving notice as specified in the credit agreement, without penalty, subject to pro rata reductions of certain other facilities and the payment of customary breakage costs with respect to funding loss costs and to certain restrictions regarding mandatory minimum amounts.

Guarantee and Security

All obligations of the borrower under our €258.0 million Pride of America loan are unconditionally guaranteed by us and by, on a subordinated basis, each of our indirect, wholly owned subsidiaries, Norwegian Jewel Limited and Pride of Hawaii, LLC (which subsidiaries own our ships, Norwegian Jewel and Norwegian Jade, respectively).

All of the borrower’s obligations under our €258.0 million Pride of America loan are secured by (i) a first lien ship mortgage on Pride of America; and (ii) second lien ship mortgages on Norwegian Jewel and Norwegian Jade.

€40.0 million Pride of America Commercial Loan

Pride of America Ship Holding, LLC, our indirect, wholly-owned subsidiary, is the borrower under a secured loan agreement dated as of April 4, 2003 (as subsequently amended from time to time), by and among the borrower, certain financial institutions party thereto, as lenders, and HSBC Bank PLC, as agent. This agreement provides for a term loan facility of up to €40.0 million, the purpose of which was to provide partial financing for the construction of our ship, Pride of America. The maturity date for our €40.0 million Pride of America commercial loan is June 6, 2017; the facility was converted into U.S. dollars in December 2005.

Availability

As of June 30, 2011, we had $26.8 million of principal amount outstanding.

Interest Rate

A portion of the borrowings under our €40.0 million Pride of America commercial loan bear interest at a rate of 6.845% as of December 31, 2009, and 7.345% thereafter. The interest rate applied to the other portion of the principal amount was (i) LIBOR plus (ii) 2.25% as of December 31, 2009; and has been (a) LIBOR plus (b) 2.75% thereafter.

Payments and Prepayments

Subject to the prepayments made in connection with the use of the net proceeds received from the offering of the Notes, beginning on June 6, 2011, the borrower will make amortization payments of $1.9 million on a semi-annual basis. Amortization payments will increase beginning in June 2015.

The borrower is required to pay outstanding amounts of our €40.0 million Pride of America commercial loan following the total loss or sale of Pride of America, which secures the facility (as further described below). Subject to certain conditions, our excess group liquidity and any incremental liquidity generated from new debt refinancings and net proceeds from the sale of assets will be applied to our €40.0 million Pride of America commercial loan and certain other of our credit facilities.

The borrower may voluntarily prepay the loans under our €40.0 million Pride of America commercial loan, in whole or in part, after giving notice as specified in the credit agreement, subject to pro rata reductions of certain other facilities and the payment of customary breakage costs with respect to funding loss costs and further subject to certain restrictions regarding mandatory minimum amounts.

Guarantee and Security

All obligations of the borrower under our €40.0 million Pride of America commercial loan are unconditionally guaranteed by us and by, on a subordinated basis, each of our wholly owned subsidiaries, Norwegian Jewel Limited and Pride of Hawaii, LLC (which subsidiaries own our ships, Norwegian Jewel and Norwegian Jade, respectively).

All of the borrower’s obligations under our €40.0 million Pride of America commercial loan are secured by (i) a first lien ship mortgage on Pride of America; and (ii) second lien ship mortgages on Norwegian Jewel and Norwegian Jade.

€662.9 million Norwegian Epic Loan

Norwegian Epic, Ltd. (f/k/a F3 Two, Ltd.), our indirect, wholly-owned subsidiary, is the borrower under a secured loan agreement dated as of September 22, 2006 (as subsequently amended from time to time), by and among the borrower, certain financial institutions from time to time party thereto, as lenders, and BNP Paribas, as agent. This agreement provides for a term loan facility for up to €662.9 million, the purpose of which was to provide partial financing for the purchase of our ship, Norwegian Epic. The maturity date for our €662.9 million Norwegian Epic loan is June 17, 2022. The interest rate for the facility is LIBOR plus (a) 2.175% for the first 12 months, and LIBOR plus (b) 1.675% thereafter.

Availability

As of June 30, 2011, we had $753.9 million principal amount outstanding.

Prepayments

The borrower may voluntarily prepay the loans under our €662.9 million Norwegian Epic loan, in whole or in part, after giving notice as specified in the credit agreement, subject to the payment of customary breakage costs with respect to funding loss costs.

Guarantee and Security

All obligations of the borrower under our €662.9 million Norwegian Epic loan are unconditionally guaranteed by us, and are secured by a first lien ship mortgage on Norwegian Epic.

Covenant Compliance

Our aforementioned debt facilities contain, among other provisions, restrictive covenants and incurrence tests regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions and the maintenance of a minimum level of liquidity and certain financial ratios. Payment of borrowings under such debt facilities may be accelerated if there is an event of default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults, events of bankruptcy and a change of control. As described in more detail above, our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of June 30, 2011.

$450.0 million Senior Secured Notes

On November 12, 2009, we completed an offering of our $450.0 million senior secured notes. Our $450.0 million senior secured notes bear interest at an annual rate of 11.75%, paid semiannually. The maturity date for our $450.0 million senior secured notes is November 15, 2016.

All obligations under our $450.0 million senior secured notes are fully and unconditionally, jointly and severally, guaranteed by our subsidiaries, Norwegian Star Limited, Norwegian Spirit, Ltd., Norwegian Sun Limited and Norwegian Dawn Limited, which subsidiaries own our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn, respectively.

All obligations under our $450.0 million senior secured notes, and the guarantees thereof, are secured by a shared first-priority perfected security interest in substantially all of the assets of each of the guarantors, including, but not limited to (i) first-priority liens on our ships Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn, and (ii) all earnings, proceeds of insurance and certain other interests related to those ships. All of the above-described collateral also constitutes collateral for our $750.0 million senior secured revolving credit facility described above on a pari passu basis.

Other Security Arrangements

To secure the performance of certain obligations that may arise under certain credit card services agreements, each of Norwegian Pearl, Ltd. and Norwegian Gem Ltd. has granted a second priority mortgage and a third priority mortgage in our ships, Norwegian Pearl and Norwegian Gem, respectively, to certain credit card processors.

DESCRIPTION OF NOTES

General

On November 9, 2010, NCL Corporation Ltd., a company organized under the laws of Bermuda (the “Issuer”), issued $250,000,000 aggregate principal amount of 9.50% Senior Noted Due 2018 (the “Old Notes”) under an Indenture (the “Indenture”) by and among the Issuer and U.S. Bank National Association, as trustee (in such capacity, the “Trustee”).

The Issuer will issue the Exchange Notes under the Indenture. The terms of the Exchange Notes are identical in all material respects to the Old Notes except that upon completion of the exchange offer, the Exchange Notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights.

The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements, including the definitions of certain terms therein and those terms made a part thereof by the TIA. Capitalized terms used in this “Description of Notes” section and not otherwise defined have the meanings set forth in the section “—Certain Definitions.” Unless otherwise indicated by the context, references in the “Description of Notes” section to the “Notes” include the Old Notes and the Exchange Notes.

The Issuer may issue additional Notes from time to time under the Indenture. Any offering of additional Notes is subject to the covenants described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The Old Notes, the Exchange Notes and any additional Notes subsequently issued under the Indenture may, at our election, be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that if the additional Notes are not fungible with the Notes for U.S. federal income tax purposes, the additional Notes will have a separate CUSIP number, if applicable. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of Notes,” references to the Notes include any additional Notes actually issued.

Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency designated by the Issuer (which initially shall be the principal corporate trust office of the Trustee).

The Notes will be issued only in fully registered form, without coupons, in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Issuer may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Terms of the Notes

The Notes will be senior unsecured obligations of the Issuer and will mature on November 15, 2018. Each Note bears interest at a rate of 9.50% per annum from the Issue Date or from the most recent date to which interest has been paid or provided for, payable semiannually to holders of record at the close of business on or immediately preceding the interest payment date on May 15 and November 15 of each year, commencing May 15, 2011.

Optional Redemption

On or after November 15, 2014, the Issuer may redeem the Notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first- class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on November 15, 2014 of the years set forth below:

Period	Redemption Price
2014	104.750%
2015	102.375%
2016 and thereafter	100.000%

In addition, prior to November 15, 2014, the Issuer may redeem the Notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Notwithstanding the foregoing, at any time and from time to time on or prior to November 15, 2013, the Issuer may also redeem in the aggregate up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional Notes) with the net cash proceeds of one or more Equity Offerings (1) by the Issuer or (2) by any direct or indirect parent of the Issuer to the extent the net cash proceeds thereof are contributed to the common equity capital of the Issuer or used to purchase Capital Stock (other than Disqualified Stock) of the Issuer from it, at a redemption price (expressed as a percentage of principal amount thereof) of 109.500%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional Notes) must remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of Notes being redeemed and otherwise in accordance with the procedures set forth in the Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

Additional Amounts

All payments made by the Issuer under or with respect to the Notes will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (collectively, “Taxes”) unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of (1) any jurisdiction in which the Issuer is then incorporated, or resident or doing business for tax purposes or any department or political subdivision thereof or therein or (2) any jurisdiction from or through which payment is made or any department or political subdivision thereof or therein (each, a “Tax Jurisdiction”), will at any time be required to be made from any payments made by the Issuer under or with respect to the Notes including payments of principal, redemption price, purchase price, interest or premium, the Issuer will pay such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by each holder after such withholding or deduction (including any such deduction or withholding from such Additional Amounts) will equal the respective amounts which would have been received in respect of such payments in the absence of such withholding or deduction; provided, however, that no Additional Amounts will be payable with respect to:

(1)	any Taxes, to the extent such Taxes would not have been imposed but for the existence of any present or former connection between the holder or the beneficial owner of the Notes and the relevant Tax

Jurisdiction (other than solely from the mere acquisition, ownership, holding or disposition of such Note, the enforcement of rights under such Note and/or the receipt of any payments in respect of such Note);

(2)	any Taxes, to the extent such Taxes would not have been imposed but for the failure of the holder or the beneficial owner of the Notes, following the Issuer’s written request to the holder, at least 30 days before any such withholding or deduction would be payable, to comply with any certification, identification, information or other reporting requirements, whether required by statute, treaty, regulation or administrative practice of a Tax Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Tax Jurisdiction (including, without limitation, a certification that the holder or beneficial owner is not resident in the Tax Jurisdiction), but in each case, only to the extent the holder or the beneficial owner is legally entitled to provide such certification or documentation;

(3)	any Taxes, to the extent such Taxes were imposed as a result of the presentation of a Note for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the holder (except to the extent that the holder would have been entitled to Additional Amounts had the note been presented on the last day of such 30 day period);

(4)	any estate, inheritance, gift, sales, transfer, personal property or similar tax or assessment;

(5)	any Taxes payable otherwise than by deduction or withholding from payments made under or with respect to any Note; or

(6)	any combination of the above items.

In addition to the foregoing, the Issuer will also pay and indemnify the holder for any present or future stamp, issue, registration, transfer, court or documentary taxes, or any other excise or property taxes, charges or similar levies (including penalties, interest and other liabilities related thereto) which are levied by any jurisdiction on the execution, delivery, issuance, or registration of any of the Notes, the Indenture or any other document or instrument referred to therein, or the receipt of any payments with respect to, or enforcement of, the Notes (such sum being recoverable from the Issuer as a liquidated sum payable as a debt).

If the Issuer becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes, the Issuer will deliver to the Trustee on a date which is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Issuer shall notify the Trustee promptly thereafter) notice stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The notice must also set forth any other information reasonably necessary to enable the Paying Agents to pay Additional Amounts to holders on the relevant payment date. The Issuer will provide the Trustee with documentation reasonably satisfactory to the Trustee evidencing the payment of Additional Amounts.

The Issuer will make all withholdings and deductions (within the time period and in the minimum amount) required by law and will remit the full amount deducted or withheld to the relevant Tax authority in accordance with applicable law. The Issuer will use its reasonable efforts to obtain Tax receipts from each Tax authority evidencing the payment of any Taxes so deducted or withheld. The Issuer will furnish to the Trustee (or to a holder upon request), within a reasonable time after the date the payment of any Taxes so deducted or withheld is made, certified copies of Tax receipts evidencing payment by the Issuer, or if, notwithstanding such entity’s efforts to obtain receipts, receipts are not obtained, other evidence of payments (reasonably satisfactory to Trustee) by such entity.

Whenever in the Indenture or in this “Description of Notes” there is mentioned, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, interest or of any other amount payable under, or with respect to, any of the Notes, such mention shall be deemed to include the payment of Additional Amounts, if applicable.

The above obligations will survive any termination, defeasance or discharge of the Indenture and will apply, mutatis mutandis, to any jurisdiction in which any successor Person to the Issuer is incorporated, or resident or doing business for tax purposes or any jurisdiction from or through which such Person makes any payment on the Notes and any department or political subdivision thereof or therein.

Redemption for Changes in Taxes

The Issuer may redeem the Notes, in whole but not in part, at its discretion at any time upon giving not less than 30 nor more than 60 days’ prior written notice to the holders, at a redemption price equal to 100% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date and all Additional Amounts, (if any), which otherwise would be payable, if on the next date on which any amount would be payable in respect of the Notes, the Issuer would be required to pay Additional Amounts, and the Issuer cannot avoid any such payment obligation by taking reasonable measures available to it, as a result of:

(1)	any amendment to, or change in, the laws or any regulations or rulings promulgated thereunder of a relevant Tax Jurisdiction which is announced and becomes effective after November 4, 2010 (or, if the applicable Tax Jurisdiction became a Tax Jurisdiction after November 4, 2010, such later date); or

(2)	any amendment to, or change in, an official interpretation or application regarding such laws, regulations or rulings, including by virtue of a holding, judgment or order by a court of competent jurisdiction which is announced and becomes effective after November 4, 2010 (or, if the applicable Tax Jurisdiction became a Tax Jurisdiction after November 4, 2010, such later date).

The Issuer will not give any such notice of redemption earlier than 90 days prior to the earliest date on which the Issuer would be obligated to make such payment or withholding if a payment in respect of the Notes were then due, and, at the time such notice is given, the obligation to pay Additional Amounts must remain in effect.

Prior to the publication or, where relevant, mailing of any notice of redemption of the Notes pursuant to the foregoing, the Issuer will deliver to the Trustee (i) an opinion of independent tax counsel, the choice of such counsel to be subject to the prior written approval of the Trustee (such approval not to be unreasonably withheld) to the effect that there has been such change or amendment which would entitle the Issuer to redeem the Notes hereunder and (ii) a certificate signed by an officer of the Issuer stated that the Issuer cannot avoid any obligation to pay Additional Amounts by taking reasonable measures available to it.

Selection

In the case of any partial redemption, selection of Notes for redemption will be made by the Trustee on a pro rata basis to the extent practicable; provided that no Notes of $2,000 (and integral multiples of $1,000 in excess thereof) or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuer has deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest and additional interest (if any) on, the Notes to be redeemed.

Offers to Purchase; Open Market Purchases

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under the captions “—Change of Control” and “—Certain Covenants—Asset Sales.” We may at any time and from time to time purchase Notes in the open market or otherwise.

Ranking

The indebtedness evidenced by the Notes is senior unsecured Indebtedness of the Issuer, is equal in right of payment with all existing and future senior unsubordinated Indebtedness of the Issuer, and is senior in right of payment to all existing and future Subordinated Indebtedness of the Issuer (including, without limitation, guarantees of indebtedness of the Issuer’s Subsidiaries). The Notes are effectively subordinated to all existing and future Secured Indebtedness of the Issuer and its Subsidiaries to the extent of the value of the assets securing such Secured Indebtedness and are structurally subordinated to all existing and future Indebtedness and other liabilities (including trade payables) of Subsidiaries of the Issuer (other than Indebtedness and liabilities owed to the Issuer, if any). In the event of bankruptcy, liquidation, reorganization or other winding up of the Issuer or its Subsidiaries, the assets of the Issuer and its Subsidiaries that secure Secured Indebtedness (including the NCLC Credit Facilities and the Senior Secured Notes) will be available to pay obligations on the Notes only after all Indebtedness under such Secured Indebtedness has been repaid in full from such assets. Therefore, although the Notes are effectively subordinated to Secured Indebtedness to the extent guaranteed (or issued) by a Subsidiary, and/or secured by the equity or assets of a Subsidiary, to the extent such collateral is not sufficient to satisfy such obligation, the creditors of such subsidiary will have a claim against NCL Corporation Ltd. that will rank effectively pari passu with the notes. We cannot assure that there will be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. As of the date of this prospectus, the Secured Notes and NCLC Group Credit Facilities are, collectively, secured by all of the Vessels owned by the Subsidiaries.

As of June 30, 2011:

(1)	the Issuer and its Subsidiaries had $2,818.9 million in aggregate principal amount, face value, of outstanding Secured Indebtedness, including (i) $450.0 million aggregate principal amount, face value, of Senior Secured Notes; (ii) $753.9 million aggregate principal amount of term loans outstanding under the €662,905,320 Secured Loan Agreement dated as of September 22, 2006 (as amended from time to time); (iii) $284.4 million aggregate principal amount of term loans outstanding under the €308,130,000 Secured Loan Agreement dated as of April 20, 2004 (as amended from time to time); (iv) $190.2 million aggregate principal amount of term loans outstanding under the $334,050,000 Secured Loan Agreement dated as of April 20, 2004 (as amended from time to time); (v) $176.3 million aggregate principal amount of term loans outstanding under the €258,000,000 Secured Loan Agreement dated as of April 4, 2003 (as amended from time to time); (vi) $26.8 million aggregate principal amount under the €40,000,000 Commercial Loan dated as of April 4, 2003 (as amended from time to time); (vii) $623.7 million aggregate principal amount of revolving loans outstanding under the €624,000,000 Revolving Loan Facility Agreement dated as of October 7, 2005 (as amended from time to time), with no amounts still available to draw thereunder; (viii) $167.0 million aggregate principal amount of revolving loans outstanding under the $750,000,000 Senior Secured Revolving Credit Facility dated as of October 28, 2009 (as amended from time to time), with $487.2 million still available to draw thereunder; and (ix) $146.6 million aggregate principal amount outstanding under the Meyer Facility.

(2)	the Issuer and its Subsidiaries had $8.2 million of capital leases outstanding.

The aggregate principal amount of outstanding Indebtedness under the NCLC Group Credit Facilities is $2,377.2 million. In addition, the Issuer has guaranteed $1,568.5 million of Indebtedness of its Subsidiaries, all of which ranks pari passu with the Notes. On the Issue Date, the Notes were not guaranteed by any Subsidiary of the Issuer.

Generally, the operations of the Issuer are conducted through its Subsidiaries. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries, generally have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Issuer, including holders of the Notes. The Notes, therefore, are effectively subordinated to holders of indebtedness and other creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of the Issuer. Although the Indenture limits the Incurrence of Indebtedness by, and the issuance of Disqualified Stock and Preferred Stock of, certain of the Issuer’s Subsidiaries, such limitation is subject to a number of significant qualifications. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuer and its Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, subject to certain limitations, such Indebtedness may be Secured Indebtedness. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.”

Change of Control

Upon the occurrence of a Change of Control, each holder has the right to require the Issuer to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuer has previously or concurrently elected to redeem Notes as described under “—Optional Redemption.”

In the event that at the time of such Change of Control the terms of the Bank Indebtedness restrict or prohibit the repurchase of Notes pursuant to this covenant, then prior to the mailing of the notice to holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, the Issuer shall:

(1)	repay in full all Bank Indebtedness or, if doing so will allow the purchase of Notes, offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender and/or noteholder who has accepted such offer; or

(2)	obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph.

See “Risk Factors—Risks Related to an Investment in the Notes—We may not be able to repurchase the notes upon a change of control.”

Within 30 days following any Change of Control, except to the extent that the Issuer has exercised its right to redeem the Notes by delivery of a notice of redemption as described under “—Optional Redemption,” the Issuer shall mail a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1)	that a Change of Control has occurred and that such holder has the right to require the Issuer to repurchase such holder’s Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts and financial information regarding such Change of Control;

(3)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions determined by the Issuer, consistent with this covenant, that a holder must follow in order to have its Notes purchased.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

In addition, the Issuer is not required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under such Change of Control Offer.

Notes repurchased by the Issuer pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled at the option of the Issuer. Notes purchased by a third party pursuant to the preceding paragraph will have the status of Notes issued and outstanding.

The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between the Issuer and the initial purchasers. The Issuer has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuer could decide to do so in the future. Subject to the limitations discussed below, the Issuer could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Issuer’s capital structure or credit rating.

The occurrence of events which would constitute a Change of Control would constitute a default under the $750,000,000 Senior Secured Revolving Credit Facility, dated as of October 28, 2009. Future Bank Indebtedness of the Issuer may contain prohibitions on certain events which would constitute a Change of Control or require such Bank Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuer to repurchase the Notes could cause a default under such Bank Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuer. Finally, the Issuer’s ability to pay cash to the holders upon a repurchase may be limited by the Issuer’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors—Risks Related to an Investment in the Notes—We may not be able to repurchase the notes upon a change of control.”

The definition of Change of Control includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Issuer and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” under New York law, which governs the Indenture, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuer to repurchase such Notes as a result of a sale, lease or transfer of less than all of the assets of the Issuer and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the Indenture relating to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain Covenants

Set forth below are summaries of certain covenants that are contained in the Indenture. If on any date following the Issue Date, (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture then, beginning on that day (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the covenants specifically listed under the following captions in this “Description of Notes—Certain Covenants” section of this prospectus will not be applicable to the Notes (collectively, the “Suspended Covenants”):

(1)	“—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(2)	“—Limitation on Restricted Payments”;

(3)	“—Dividend and Other Payment Restrictions Affecting Subsidiaries”;

(4)	“—Asset Sales”;

(5)	“—Transactions with Affiliates”; and

(6)	clause (4) of the first paragraph of “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

If and while the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants, the Notes will be entitled to substantially less covenant protection. In the event that the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Issuer and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Covenant Suspension Event and the Reversion Date is referred to in this description as the “Suspension Period.”

On each Reversion Date, all Indebtedness Incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be classified as having been Incurred or issued pursuant to the first paragraph of “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below or one of the clauses set forth in the second paragraph of “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below (to the extent such Indebtedness or Disqualified Stock or Preferred Stock would be permitted to be Incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock or Preferred Stock would not be so permitted to be Incurred or issued pursuant to the first or second paragraph of “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” such Indebtedness or Disqualified Stock or Preferred Stock will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (b) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Certain Covenants—Limitation on Restricted Payments” will be made as though the covenant described under “—Certain Covenants—Limitation on Restricted Payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of “—Certain Covenants—Limitation on Restricted Payments.” As described above, however, no Default or Event of Default will be deemed to have occurred on the Reversion Date as a result of any actions taken by the Issuer or its Restricted Subsidiaries during the Suspension Period.

For purposes of the “—Certain Covenants—Asset Sales” covenant, on the Reversion Date, the unutilized Excess Proceeds amount will be reset to zero.

During a Suspension Period, the Issuer shall not designate any of its Subsidiaries as an Unrestricted Subsidiary.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Indenture provides that:

(1)	the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2)	the Issuer will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock;

provided, however, that the Issuer may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary of the Issuer may Incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations do not apply to:

(a)	the Incurrence by the Issuer or its Restricted Subsidiaries of Bank Indebtedness in an aggregate principal amount not exceeding the Secured Vessel Debt Cap (as calculated on the date of the relevant Incurrence under this clause(a)) at the time of Incurrence;

(b)	Indebtedness existing on the Issue Date (other than Indebtedness described in clause (a)), including the Notes (and any exchange Notes);

(c)	Indebtedness (including Capitalized Lease Obligations) Incurred by the Issuer or any of its Restricted Subsidiaries, Disqualified Stock issued by the Issuer or any of its Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries of the Issuer to finance (whether prior to or within 270 days after) the acquisition, lease, construction, repair, replacement or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding (including any Refinancing Indebtedness with respect thereto) and Incurred pursuant to this clause (c), does not exceed the greater of $50 million or 1.0% of Total Assets at the time of Incurrence (it being understood that any Indebtedness Incurred pursuant to this clause (c) shall cease to be deemed Incurred or outstanding for purposes of this clause (c) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which the Issuer, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (c));

(d)	Indebtedness Incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(e)	Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Transactions or any other acquisition or disposition of any business, assets or a Subsidiary of the Issuer in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(f)

Indebtedness of the Issuer to a Restricted Subsidiary; provided that (except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of the Issuer and its Subsidiaries) any such Indebtedness owed to a Restricted Subsidiary is subordinated in right of payment to the obligations of the Issuer under the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such

Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (f);

(g)	shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (g);

(h)	Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (h);

(i)	Hedging Obligations that are not incurred for speculative purposes but (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(j)	obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any Restricted Subsidiary in the ordinary course of business or consistent with past practice or industry practice (including as required by the U.S. Federal Maritime Commission, or other similar U.S. or foreign government authority);

(k)	Indebtedness or Disqualified Stock of the Issuer or Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary of the Issuer not otherwise permitted under the Indenture in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding (including any Refinancing Indebtedness with respect thereto) and Incurred pursuant to this clause (k), does not exceed $150 million at the time of Incurrence (it being understood that any Indebtedness Incurred pursuant to this clause (k) shall cease to be deemed Incurred or outstanding for purposes of this clause (k) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which the Issuer, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (k));

(l)	Indebtedness or Disqualified Stock of the Issuer or any Restricted Subsidiary of the Issuer and Preferred Stock of any Restricted Subsidiary of the Issuer not otherwise permitted hereunder in an aggregate principal amount or liquidation preference not greater than 100.0% of the net cash proceeds received by the Issuer and its Restricted Subsidiaries since immediately after the Issue Date (other than from Excluded Contributions) from the issue or sale of Equity Interests of the Issuer or any direct or indirect parent entity of the Issuer (which proceeds are contributed to the Issuer or its Restricted Subsidiary) or cash contributed to the capital of the Issuer (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to, or contributions received from, the Issuer or any of its Subsidiaries) as determined in accordance with clauses (2) and (3) of the definition of Cumulative Credit to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the third paragraph of “—Certain Covenants—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof);

(m)	any guarantee by the Issuer or any Restricted Subsidiary of the Issuer of Indebtedness or other obligations of the Issuer or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by the Issuer or such Restricted Subsidiary is permitted under the terms of the Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Notes, any such guarantee with respect to such Indebtedness shall be subordinated in right of payment substantially to the same extent as such Indebtedness is subordinated to the Notes;

(n)	the Incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary of the Issuer which serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant and clauses (b), (c), (k), (l), (n), and (o) of this paragraph up to the outstanding principal amount (or, if applicable, the liquidation preference face amount, or the like) or, if greater, committed amount (only to the extent the committed amount could have been Incurred on the date of initial Incurrence) of such Indebtedness or Disqualified Stock or Preferred Stock, in each case at the time such Indebtedness was Incurred or Disqualified Stock or Preferred Stock was issued pursuant to the first paragraph of this covenant or clauses (b), (c), (k), (l), (n), and (o) of this paragraph, or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premiums), expenses, defeasance costs and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date that is one year following the last maturity date of any Notes then outstanding were instead due on such date;

(2)	to the extent such Refinancing Indebtedness refinances (a) Indebtedness junior to the Notes, such Refinancing Indebtedness is junior to the Notes, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock;

(3)	shall not include Indebtedness of the Issuer or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(4)	shall not include Indebtedness of a Restricted Subsidiary (that is not a Subsidiary Guarantor) that refinances Indebtedness of the Issuer.

provided, further, that subclause (1) of this clause (n) will not apply to any refunding or refinancing of any Secured Indebtedness;

(o)	Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or any of its Restricted Subsidiaries incurred to finance an acquisition or (y) Persons that are acquired by the Issuer or any of its Restricted Subsidiaries or merged, consolidated or amalgamated with or into the Issuer or any of its Restricted Subsidiaries in accordance with the terms of the Indenture; provided that after giving effect to such acquisition or merger, consolidation or amalgamation, either:

(1)	the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant; or

(2)	the Fixed Charge Coverage Ratio of the Issuer would be greater than immediately prior to such acquisition or merger, consolidation or amalgamation;

(p)	Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse to the Issuer or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(q)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(r)	Indebtedness of the Issuer or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Bank Indebtedness, in a principal amount not in excess of the stated amount of such letter of credit (so long as such letter of credit is treated as outstanding for the purposes of calculating outstanding amounts of Bank Indebtedness);

(s)	Indebtedness of the Issuer or any Restricted Subsidiary consisting of (1) the financing of insurance premiums or (2) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(t)	Indebtedness consisting of Indebtedness issued by the Issuer or a Restricted Subsidiary of the Issuer to current or former officers, directors and employees thereof or any direct or indirect parent thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any of its direct or indirect parent companies to the extent described in clause (4) of the third paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments”; and

(u)	Indebtedness of the Issuer or any Restricted Subsidiary Incurred in connection with credit card processing arrangements entered into in the ordinary course of business.

Notwithstanding anything to the contrary, no Restricted Subsidiary may Incur unsecured Indebtedness or issue shares of Disqualified Stock or Preferred Stock pursuant to the first paragraph of this covenant, unless such Restricted Subsidiary shall have guaranteed the Notes.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (u) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Issuer shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this covenant; (2) at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above without giving pro forma effect to the Indebtedness Incurred pursuant to the second paragraph above when calculating the amount of Indebtedness that may be Incurred pursuant to the first paragraph above; (3) if any Indebtedness denominated in U.S. Dollars is exchanged, converted or refinanced into Indebtedness denominated in euros, then (in connection with such exchange, conversion or refinancing, and thereafter), the U.S. dollar amount limitations set forth in any of clauses (a) through (u) above with respect to such exchange, conversion or refinancing shall be deemed to be the amount of euros into which such Indebtedness has been exchanged, converted or refinanced at the time of such exchange, conversion or refinancing and (4) if any Indebtedness denominated in euros is exchanged, converted or refinanced into Indebtedness denominated in U.S. dollars, then (in connection with such exchange, conversion or refinancing, and thereafter), the euro amount limitations set forth in any of clauses (a) through (u) above with respect to such exchange, conversion or refinancing shall be deemed to be the amount of U.S. dollars into which such Indebtedness has been exchanged, converted or refinanced at the time of such exchange, conversion or refinancing.

Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, amortization of original issue discount, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Issuer and its Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies.

Limitation on Restricted Payments

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger, amalgamation or consolidation involving the Issuer (other than (A) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2)	purchase or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer;

(3)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Issuer or any of its Subsidiary Guarantors (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (f) and (h) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(4)	make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a)	no Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)	immediately after giving effect to such transaction on a pro forma basis, the Issuer could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (c) thereof), (6)(c), (8), (13)(b) and (17) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the amount equal to the Cumulative Credit.

“Cumulative Credit” means the sum of (without duplication):

(1)	50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period, the “Reference Period”) from June 30, 2009 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2)	100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in good faith by the Issuer or, if the fair market value of such investment shall exceed $100 million, by the Board of Directors of the Issuer, a copy of the resolution of which with respect thereto shall be delivered to the Trustee) of property other than cash, received by the Issuer after the Issue Date (other than net proceeds to the extent such net proceeds have been used to incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (l) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of Equity Interests of the Issuer (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, and Disqualified Stock), including Equity Interests issued upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary of the Issuer), plus

(3)	100% of the aggregate amount of contributions to the capital of the Issuer received in cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash after the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, and Disqualified Stock and other than contributions to the extent such contributions have been used to incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (l) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), plus

(4)	100% of the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of the Issuer or any Restricted Subsidiary thereof issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer (provided in the case of any parent, such Indebtedness or Disqualified Stock is retired or extinguished), plus

(5)	100% of the aggregate amount received by the Issuer or any Restricted Subsidiary in cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash received by the Issuer or any Restricted Subsidiary after the Issue Date from:

(a)	the sale or other disposition (other than to the Issuer or a Restricted Subsidiary of the Issuer) of Restricted Investments made by the Issuer and its Restricted Subsidiaries after the Issue Date and from repurchases and redemptions of such Restricted Investments from the Issuer and its Restricted Subsidiaries by any Person (other than the Issuer or any of its Restricted Subsidiaries) and from repayments of loans or advances, and releases of guarantees, which constituted Restricted Investments made after the Issue Date (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) of the succeeding paragraph),

(b)	the sale (other than to the Issuer or a Restricted Subsidiary of the Issuer) of the Capital Stock of an Unrestricted Subsidiary, or

(c)	a distribution or dividend from an Unrestricted Subsidiary, plus

(6)

in the event any Unrestricted Subsidiary of the Issuer has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, in each case, after the Issue Date, the Fair Market Value (as determined in good faith by the Issuer) of the Investment of the Issuer in such Unrestricted Subsidiary (which, if the fair market value of such investment shall exceed $50 million, shall be determined by the Board of Directors of the Issuer, a copy of the resolution of which with respect thereto shall be delivered to the Trustee) at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) of the succeeding paragraph or constituted a Permitted Investment).

The foregoing provisions do not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (a)	the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness of the Issuer, any direct or indirect parent of the Issuer in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests of the Issuer or any direct or indirect parent of the Issuer or contributions to the equity capital of the Issuer (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of the Issuer) (collectively, including any such contributions, “Refunding Capital Stock”),

(b)	the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer) of Refunding Capital Stock, and

(c)	if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph and not made pursuant to clause (2)(b), the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Retired Capital Stock immediately prior to such retirement;

(3)	the redemption, repurchase, defeasance, or other acquisition or retirement of Subordinated Indebtedness of the Issuer made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer which is Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a)	the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, any tender premiums, plus any defeasance costs, fees and expenses incurred in connection therewith),

(b)	such Indebtedness is subordinated to the Notes at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value,

(c)	such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) 91 days following the last maturity date of any Notes then outstanding, and

(d)

such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated

Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date that is one year following the last maturity date of any Notes then outstanding were instead due on such date;

(4)	a Restricted Payment to pay for the repurchase, retirement or other acquisition for value of Equity Interests of the Issuer or any direct or indirect parent of the Issuer held by any future, present or former employee, director or consultant of the Issuer or any direct or indirect parent of the Issuer or any Subsidiary of the Issuer pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed $10 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20 million in any calendar year (which shall increase to $40 million subsequent to the consummation of an underwritten public Equity Offering of common stock); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds received by the Issuer or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent of the Issuer (to the extent contributed to the Issuer) to members of management, directors or consultants of the Issuer and its Restricted Subsidiaries or any direct or indirect parent of the Issuer that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments”), plus

(b)	the cash proceeds of key man life insurance policies received by the Issuer or any direct or indirect parent of the Issuer (to the extent contributed to the Issuer) or the Issuer’s Restricted Subsidiaries after the Issue Date;

provided that the Issuer may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year; and provided, further, that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from any present or former employees, directors, officers or consultants of the Issuer, any of its Restricted Subsidiaries or its direct or indirect parents in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parents will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5)	the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6) (a)	the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(b)	a Restricted Payment to any direct or indirect parent of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of the Issuer issued after the Issue Date; provided that the aggregate amount of dividends declared and paid pursuant to this clause (b) does not exceed the net cash proceeds actually received by the Issuer from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date; and

(c)	the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a) and (c) above of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Issuer would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7)	Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed $35 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8)	the payment of dividends on the Issuer’s common stock (or a Restricted Payment to any direct or indirect parent of the Issuer to fund the payment by such direct or indirect parent of the Issuer of dividends on such entity’s common stock) of up to 6% per annum of the net proceeds received by the Issuer from any public offering of common stock of the Issuer or any direct or indirect parent of the Issuer, other than public offerings with respect to the Issuer’s (or such direct or indirect parent’s) common stock registered on Form S-4, Form F-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(9)	Restricted Payments that are made with Excluded Contributions;

(10)	other Restricted Payments in an aggregate amount not to exceed $100 million at the time made;

(11)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary of the Issuer by, Unrestricted Subsidiaries;

(12)	Permitted Tax Distributions;

(13)	the payment of any Restricted Payment, if applicable:

(a)	in amounts required for any direct or indirect parent of the Issuer to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of any direct or indirect parent of the Issuer and general corporate operating and overhead expenses of any direct or indirect parent of the Issuer in each case to the extent such fees and expenses are attributable to the ownership or operation of the Issuer, if applicable, and its Subsidiaries;

(b)	in amounts required for any direct or indirect parent of the Issuer, if applicable, to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Issuer or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, the Issuer Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(c)	in amounts required for any direct or indirect parent of the Issuer to pay fees and expenses, other than to Affiliates of the Issuer, related to any unsuccessful equity or debt offering of such parent;

(14)	repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(15)	purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(16)	Restricted Payments by the Issuer or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(17)	the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “—Change of Control” and “—Certain Covenants—Asset Sales”; provided that all Notes tendered by holders of the Notes in connection with a Change of Control or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value; and

(18)	payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, amalgamation, merger or transfer of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries, taken as a whole, that complies with the covenant described under “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”; provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Issuer shall have made a Change of Control Offer (if required by the Indenture) and that all Notes tendered by holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6)(b), (7), (10), (11) and (13)(b), no Default shall have occurred and be continuing or would occur as a consequence thereof; provided further that any Restricted Payments made with property other than cash shall be calculated using the Fair Market Value (as determined in good faith by the Issuer) of such property.

As of the Issue Date, all of the Issuer’s Subsidiaries were Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Notwithstanding the foregoing provisions of this covenant, the Issuer will not, and will not permit any of its Restricted Subsidiaries to make any Restricted Payment by means of utilization of the cumulative Restricted Payment credit provided by the first paragraph of this covenant, or the exceptions provided by clauses (1), (7) or (10) of the second paragraph of this covenant or clause (9) of the definition of “Permitted Investments” (but only for a “Permitted Investment” in a Similar Business that is controlled by a Permitted Holder or an Affiliate of a Permitted Holder) if (x) at the time and after giving effect to such payment, the Consolidated Leverage Ratio of the Issuer would be greater than 5.50 to 1.00 or (y) such payment is not otherwise in compliance with this covenant.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)	(i) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries (1) on its Capital Stock; or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(b)	make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(c)	sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries; except in each case for such encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions pursuant to any agreement or instrument in effect on the Issue Date, including pursuant to the NCLC Group Credit Facilities, the Senior Secured Notes and

any related documents, and any similar contractual encumbrances or restrictions effected by any amendments, modifications, restatements, renewals, supplements, refundings, replacements or refinancings of such agreements or instruments;

(2)	the Indenture or the Notes (and any exchange Notes);

(3)	applicable law or any applicable rule, regulation or order;

(4)	any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(5)	contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary;

(6)	Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8)	customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(9)	purchase money obligations for property acquired and Capitalized Lease Obligations in the ordinary course of business;

(10)	customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business;

(11)	any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12)	other Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary so long as such encumbrances or restrictions contained in any agreement or instrument will not materially affect the Issuer’s ability to make anticipated principal or interest payments on the Notes (as determined in good faith by the Issuer), provided that such Indebtedness, Disqualified Stock or Preferred Stock is permitted to be Incurred subsequent to the Issue Date by the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(13)	any Restricted Investment not prohibited by the covenant described under “—Certain Covenants—Limitation on Restricted Payments” and any Permitted Investment; or

(14)	any encumbrances or restrictions of the type referred to in clauses (a), (b) or (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of loans or advances made to the Issuer or a Restricted Subsidiary of the Issuer to other Indebtedness Incurred by the Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Issuer or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a)	any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the Notes thereto) of the Issuer or any Restricted Subsidiary of the Issuer (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets,

(b)	any notes or other obligations or other securities or assets received by the Issuer or such Restricted Subsidiary of the Issuer from such transferee that are converted by the Issuer or such Restricted Subsidiary of the Issuer into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c)	any Designated Non-cash Consideration received by the Issuer or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Designated Non-cash Consideration received pursuant to this clause that is at that time outstanding, not to exceed the greater of 5.0% of Total Assets and $300 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 12 months after the Issuer’s or any Restricted Subsidiary of the Issuer’s receipt of the Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary of the Issuer may apply the Net Proceeds from such Asset Sale, at its option:

(1)	to repay (i) Indebtedness constituting Secured Indebtedness (including Indebtedness under any Bank Indebtedness) and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto, (ii) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor and/or Indebtedness of the Issuer that is guaranteed by a Subsidiary that is not a Subsidiary Guarantor, (iii) Notes Obligations or (iv) other Pari Passu Indebtedness (provided that if the Issuer shall so reduce Obligations under unsecured Pari Passu Indebtedness, the Issuer will equally and ratably reduce Notes Obligations as provided under “Optional Redemption,” through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer)); or

(2)	to make an Investment in any one or more businesses (provided that if such Investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Issuer), assets, or property or capital expenditures, in each case (a) used or useful in a Similar Business or (b) that replace the properties and assets that are the subject of such Asset Sale.

In the case of clause (2) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided that in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, the Issuer or such Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within six months of such cancellation or termination of the prior binding commitment; provided, further that the Issuer or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale and to the extent such Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds. Pending the final application of any such Net Proceeds, the Issuer or such Restricted Subsidiary of the Issuer may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

Any Net Proceeds from any Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of the second paragraph of this covenant (it being understood that any portion of such Net Proceeds used to make an offer to purchase Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $50 million, the Issuer shall make an offer to all holders of Notes (and, at the option of the Issuer, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and such Pari Passu Indebtedness), that is at least $2,000 and an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Pari Passu Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten (10) Business Days after the date that Excess Proceeds exceeds $50 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Notes (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for any purpose that is not prohibited by the Indenture. If the aggregate principal amount of Notes (and such Pari Passu Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Issuer must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

If more Notes (and Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuer is required to purchase, selection of such Notes for purchase will be made by the Trustee; provided that no Notes of $2,000 or less shall be purchased in part. Selection of such Pari Passu Indebtedness will be made pursuant to the terms of such Pari Passu Indebtedness.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

Transactions with Affiliates

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $10 million, unless:

(a)	such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20 million, the Issuer delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Issuer, approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions do not apply to the following:

(1)	transactions between or among the Issuer and/or any of its Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) and any merger, consolidation or amalgamation of the Issuer and any direct parent of the Issuer; provided that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Issuer and such merger, consolidation or amalgamation is otherwise in compliance with the terms of the Indenture and effected for a bona fide business purpose;

(2)	Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Certain Covenants—Limitation on Restricted Payments” and Permitted Investments;

(3)	(x) the entering into of any agreement (and any amendment or modification of any such agreement so long as, in the good faith judgment of the Board of Directors of the Issuer, any such amendment is not disadvantageous to the Holders when taken as a whole, as compared to such agreement as in effect on the Issue Date) to pay, and the payment of, management, consulting, monitoring and advisory fees to the Sponsors in an aggregate amount in any fiscal year not to exceed the greater of (A) $5 million and (B) 1% of EBITDA of the Issuer and its Restricted Subsidiaries for the immediately preceding fiscal year, plus out-of-pocket expense reimbursement; provided, however, that any payment not made in any fiscal year may be carried forward and paid in the following two fiscal years and (y) the payment of the present value of all amounts payable pursuant to any agreement described in clause 3(x) in connection with the termination of such agreement;

(4)	the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Issuer or any Restricted Subsidiary, any direct or indirect parent of the Issuer;

(5)	payments by the Issuer or any of its Restricted Subsidiaries to the Sponsors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are (x) made pursuant to the agreements with the Sponsors described in the offering memorandum dated November 4, 2010 (as in effect on the Issue Date, or any amendment thereto that is not materially adverse as a whole to the Issuer) or (y) approved by a majority of the Board of Directors of the Issuer in good faith;

(6)	transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7)	payments or loans (or cancellation of loans) to officers, directors, employees or consultants which are approved by a majority of the Board of Directors of the Issuer in good faith;

(8)	any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by the Issuer;

(9)	the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of the Shareholders’ Agreement, the Reimbursement and Distribution Agreement, any other stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date, and any transaction, agreement or arrangement described in the offering memorandum dated November 4, 2010 and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the holders of the Notes in any material respect than the original transaction, agreement or arrangement as in effect on the Issue Date;

(10)	[Reserved]

(11)	(a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to the Issuer and its Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of the Issuer, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business and consistent with past practice or industry norm;

(12)	any transaction effected as part of a Qualified Receivables Financing;

(13)	the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Person;

(14)	the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Issuer or any direct or indirect parent of the Issuer or of a Restricted Subsidiary of the Issuer, as appropriate, in good faith;

(15)	the entering into of any tax sharing agreement or arrangement that complies with clause (12) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(16)	any contribution to the capital of the Issuer;

(17)	transactions permitted by, and complying with, the provisions of the covenant described under “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”;

(18)	transactions between the Issuer or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Issuer or any direct or indirect parent of the Issuer; provided, however, that such director abstains from voting as a director of the Issuer or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(19)	pledges of Equity Interests of Unrestricted Subsidiaries;

(20)	the formation and maintenance of any consolidated group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(21)	any employment agreements entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business; and

(22)	transactions undertaken in good faith (as certified by a responsible financial or accounting officer of the Issuer in an Officer’s Certificate) for the purpose of improving the consolidated tax efficiency of the Issuer and its Subsidiaries and not for the purpose of circumventing any covenant set forth in the Indenture.

Liens

The Indenture provides that the Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures any Indebtedness on any asset or property of the Issuer or any Restricted Subsidiary, unless the Notes are equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the Notes) the obligations so secured until such time as such obligations are no longer secured by a Lien. Any Lien which is granted to secure the Notes pursuant to this covenant shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the Notes.

The expansion of Liens by virtue of accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, amortization of original issue discount, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Liens for purposes of this covenant.

Future Guarantees

The Issuer will cause each of its Restricted Subsidiaries that guarantees any Indebtedness of the Issuer to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee payment of the Notes on the terms and conditions set forth in the Indenture, except (x) with respect to Indebtedness of the Issuer consisting of Bank Indebtedness or guarantees of Bank Indebtedness and other Indebtedness of the Issuer consisting of guarantees of Indebtedness of one or more of the Issuer’s Restricted Subsidiaries and (y) to the extent that providing such guarantee would violate a debt agreement of such Restricted Subsidiary which was entered into not in contemplation of the subject transaction.

Each future Guarantee of the Notes by a Restricted Subsidiary is and will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Any future Guarantor of the Notes will be released upon the occurrence of certain events described in the Indenture, including upon release of the guarantee triggering issuance of such Guarantee of the Notes.

Reports and Other Information

The Indenture provides that notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Issuer will file with the SEC (and provide the Trustee and holders with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1)	within the time period specified in the SEC’s rules and regulations for non-accelerated filers, annual reports on Form 20-F or 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),

(2)	within the time period specified in the SEC’s rules and regulations for non-accelerated filers, quarterly reports on Form 6-K or 10-Q (or any successor or comparable form) containing the information required to be contained in a Form 10-Q (or required in such successor or comparable form; or in lieu thereof as otherwise substantially consistent with the type of disclosure set forth in the Issuer’s quarterly report on Form 6-K filed on August 11, 2009), and

(3)	subject to clause (2) above, any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act; provided, however, that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of Notes in addition to providing such information to the Trustee and the holders, in each case within 15 days after the time the Issuer would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act, subject, in the case of any such information, certificates or reports provided prior to the effectiveness of the exchange offer registration statement or shelf registration statement, to exceptions consistent with the presentation of financial information in the offering memorandum dated November 4, 2010; provided further that the Issuer shall not be obligated to file or provide Current Reports on Form 8-K until after such time as it has determined that is no longer a “foreign private issuer” under the Securities Act, or such determination is otherwise made by the SEC.

Notwithstanding the foregoing, (i) the Issuer will not be required to furnish any information, certificates or reports required by Items 307 or 308 of Regulation S-K prior to the effectiveness of the exchange offer registration statement or shelf registration and (ii) the Issuer’s determination that it is a “foreign private issuer” (as such term is defined in the Securities Act or the Exchange Act) shall be conclusive with respect to the determination of which Exchange Act form or forms of reports, information and documents are required to be provided pursuant to this covenant, until such time as the Issuer or the SEC determines that the Issuer does not qualify as a “foreign private issuer” (as so defined) for purposes of providing such reports, information and documents.

In the event that the rules and regulations of the SEC permit the Issuer and any direct or indirect parent of the Issuer to report at such parent entity’s level on a consolidated basis and such parent entity is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the capital stock of the Issuer, consolidating reporting at the parent entity’s level in a manner consistent with that described in this covenant for the Issuer will satisfy this covenant, and the Indenture permits the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such direct or indirect parent; provided that such financial information is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such direct or indirect parent and any of its Subsidiaries other than the Issuer and its Subsidiaries, on the one hand, and the information relating to the Issuer and the other Subsidiaries of the Issuer on a standalone basis, on the other hand.

In addition, the Issuer will make such information available to prospective investors upon request. In addition, the Issuer has agreed that, for so long as any Notes remain outstanding during any period when it is not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g3-2(b) of the Exchange Act, it will furnish to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing, the Issuer is deemed to have furnished such reports referred to above to the Trustee and the holders if the Issuer has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available. In addition, the requirements of this covenant shall be deemed satisfied prior to the commencement of the exchange offers contemplated by the Registration Rights Agreement relating to the Notes or the effectiveness of the shelf registration statement by (1) the filing with the SEC of the exchange offer registration statement and/or shelf registration statement in accordance with the provisions of such Registration Rights Agreement, and any amendments thereto, and such registration statement and/or amendments thereto are filed at times that otherwise satisfy the time requirements set forth in the first paragraph of this covenant and/or (2) the posting of reports that would be required to be provided to the Trustee and the holders on the Issuer’s website (or that of any of its parent companies).

The Issuer will also hold a quarterly conference call to discuss its financial results with holders of the Notes, beginning with a discussion of the fiscal year ended December 31, 2010. The conference call will not be later than five business days from the date on which the Issuer’s financial information is filed or otherwise made available to holders of the Notes in accordance with the Indenture. No fewer than two days prior to the conference call, the Issuer shall issue a press release to the appropriate wire services announcing the time, date and access details of such conference call.

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Indenture provides that the Issuer may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not the Issuer is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1)	the Issuer is the surviving person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a company organized or existing under the laws of Bermuda or a corporation, partnership, limited liability company or similar entity organized or existing under the laws of any Permitted Jurisdiction (the Issuer or such Person, as the case may be, being herein called the “Successor Issuer”), provided that in the case where the surviving person is not a company organized under the laws of Bermuda, a co-obligor of the Notes is a company organized under the laws of Bermuda or a corporation organized under the laws of the U.S.;

(2)	the Successor Issuer (if other than the Issuer) expressly assumes all the obligations of the Issuer under the Indenture and the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3)	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Issuer or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Issuer or such Restricted Subsidiary at the time of such transaction) no Default shall have occurred and be continuing;

(4)	immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Issuer or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Issuer or such Restricted Subsidiary at the time of such transaction), either

(a)	the Successor Issuer would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b)	the Fixed Charge Coverage Ratio for the Successor Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction; and

(5)	[Reserved].

(6)	the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures (if any) comply with the Indenture.

The Successor Issuer (if other than the Issuer) will succeed to, and be substituted for, the Issuer under the Indenture and the Notes, and in such event the Issuer will automatically be released and discharged from its obligations under the Indenture and the Notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to the Issuer or to another Restricted Subsidiary, and (b) the Issuer may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in a Permitted Jurisdiction or may convert into a limited liability company, corporation, partnership or similar entity organized or existing under the laws of any Permitted Jurisdiction so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby. This “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Issuer and its Restricted Subsidiaries.

Re-flagging of Vessels

Notwithstanding anything to the contrary herein, a Restricted Subsidiary may reconstitute itself in another jurisdiction, or merge with or into another Restricted Subsidiary, for the purpose of reflagging a vessel that it owns or bareboat charters so long as at all times each Restricted Subsidiary remains organized under the laws of any country recognized by the United States of America with an investment grade credit rating from either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc. or any Permitted Jurisdiction.

Defaults

An Event of Default is defined in the Indenture as:

(1)	a default in any payment of interest (including any additional interest) on any Note when due, continued for 30 days,

(2)	a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(3)	the failure by the Issuer or any Restricted Subsidiary to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture,

(4)	the failure by the Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay any Indebtedness (other than Indebtedness owing to the Issuer or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $25 million or its foreign currency equivalent (the “cross-acceleration provision”),

(5)	certain events of bankruptcy, insolvency or reorganization of the Issuer or a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) (the “bankruptcy provisions”), or

(6)	failure by the Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $25 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”).

The foregoing constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (3) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding Notes notify the Issuer of the default and the Issuer does not cure such default within the time specified in clause (3) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes by notice to the Issuer may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable; provided, however, that so long as any Credit Agreement Indebtedness remains outstanding, no such acceleration shall be effective until the earlier of (1) five Business Days after the giving of written notice to the Issuer and the Representatives under the Credit Agreements and (2) the day on which any Credit Agreement Indebtedness is accelerated. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in clause (4) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuer delivers an Officer’s Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing,

(2)	holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy,

(3)	such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense,

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Issuer is required to deliver to the Trustee, annually, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuer also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment,

(2)	reduce the rate of or extend the time for payment of interest on any Note,

(3)	reduce the principal of or change the Stated Maturity of any Note,

(4)	reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional Redemption” above,

(5)	make any Note payable in money other than that stated in such Note,

(6)	expressly subordinate the Notes to any other Indebtedness of the Issuer,

(7)	impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes, or

(8)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.

Without the consent of any holder, the Issuer and Trustee may amend the Indenture or the Notes, to cure any ambiguity, omission, mistake, defect or inconsistency, to provide for the assumption by a Successor Issuer of the obligations of the Issuer under the Indenture and the Notes, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add a guarantor or collateral with respect to the Notes, to secure the Notes, to add to the covenants of the Issuer for the benefit of the holders or to surrender any right or power conferred upon the Issuer, to make any change that does not adversely affect the rights of any holder, to conform the text of the Indenture or the Notes to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended to be a verbatim recitation of a provision of the Indenture or the Notes, to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA to effect any provision of the Indenture or to make certain changes to the Indenture to provide for the issuance of additional Notes.

The consent of the noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Issuer is required to mail to the respective noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees, Managers and Stockholders

No director, officer, employee, manager, incorporator or holder of any Equity Interests in the Issuer or any direct or indirect parent corporation, as such, has any liability for any obligations of the Issuer under the Notes, the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a noteholder to pay any taxes required by law or permitted by the Indenture. The Issuer is not required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes were issued in registered form and the registered holder of a Note is treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1)	either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuer, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)	the Issuer has paid all other sums payable under the Indenture; and

(3)	the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Defeasance

The Issuer at any time may terminate all its obligations under the Notes and the Indenture with respect to the holders of the Notes (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Issuer at any time may terminate its obligations under the covenants described under “—Certain Covenants” for the benefit of the holders of the Notes, the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision described under “—Defaults” (but only to the extent that those provisions relate to the Defaults with respect to the Notes) and the undertakings and covenants contained under “—Change of Control” and “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”) for the benefit of the holders of the Notes.

The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuer exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4) and (5) (with respect only to Significant Subsidiaries), (6) or (7) under “—Defaults” or because of the failure of the Issuer to comply with the first clause (4) under “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise its defeasance option, the Issuer must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable Federal income tax law). Notwithstanding the foregoing, the Opinion of Counsel required by the immediately preceding sentence with respect to a legal defeasance need not be delivered if all of the Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer.

Concerning the Trustee

U.S. Bank National Association is the Trustee under the Indenture and has been appointed by the Issuer as Registrar and a Paying Agent with regard to the Notes.

Governing Law

The Indenture provides that it and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Acquired Indebtedness” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of Vessels or other assets.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(1)	1% of the then outstanding principal amount of the Note; and

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the Note, at November 15, 2014 (such redemption price being set forth in the applicable table appearing above under “—Optional Redemption”) plus (ii) all required interest payments due on the Note through November 15, 2014 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the then outstanding principal amount of the Note.

“Asset Sale” means:

(1)	the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/ Leaseback Transaction) outside the ordinary course of business of the Issuer or any Restricted Subsidiary of the Issuer (each referred to in this definition as a “disposition”) or

(2)	the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to the Issuer or another Restricted Subsidiary of the Issuer) (whether in a single transaction or a series of related transactions), in each case other than:

(a)	a disposition of Cash Equivalents or Investment Grade Securities or obsolete, damaged or worn out property or equipment in the ordinary course of business;

(b)	the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c)	any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments”;

(d)	any disposition of assets of the Issuer or any Restricted Subsidiary or issuance or sale of Equity Interests of any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value (as determined in good faith by the Issuer) of less than $10 million;

(e)	any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to a Restricted Subsidiary of the Issuer;

(f)	any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater market value or usefulness to the business of the Issuer and its Restricted Subsidiaries as a whole, as determined in good faith by the Issuer;

(g)	foreclosure or any similar action with respect to any property or other asset of the Issuer or any of its Restricted Subsidiaries;

(h)	any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i)	the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(j)	any sale of inventory or other assets in the ordinary course of business;

(k)	any grant in the ordinary course of business of any license of patents, trademarks, know-how or any other intellectual property;

(l)	in the ordinary course of business, any swap of assets, or lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater value or usefulness to the business of the Issuer and its Restricted Subsidiaries as a whole, as determined in good faith by the Issuer;

(m)	a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(n)	any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including any Sale/Leaseback Transaction or asset securitization permitted by the Indenture;

(o)	dispositions in connection with Permitted Liens;

(p)	any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Issuer or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(q)	the sale of any property in a Sale/Leaseback Transaction within six months of the acquisition of such property;

(r)	dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(s)	any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind; and

(t)	time charters and other similar arrangements.

“Bank Indebtedness” means any and all amounts payable under or in respect of (a)(i) the NCLC Group Credit Facilities, and the letters of credit and bankers’ acceptances thereunder and related documents, (ii) New Vessel Financings and related documents, and (iii) the Senior Secured Notes and related documents, in case of each clause (i), (ii) and (iii) as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the NCLC Group Credit Facilities, the New Vessel Financings or the Senior Secured Notes), including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Issuer whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof and (b) whether or not the Indebtedness referred to in clause (a) remains outstanding, if designated by the Issuer to be included in this definition, one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time;

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock or shares;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Capitalized Software Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of such Person and such Restricted Subsidiaries.

“Cash Equivalents” means:

(1)	U.S. dollars, pounds sterling, euros, the national currency of any member state in the European Union or such local currencies held by an entity from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the U.S. government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250.0 million and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4)	repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper issued by a corporation (other than an Affiliate of the Issuer) rated at least “A1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6)	readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7)	Indebtedness issued by Persons (other than the Sponsors or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition; and

(8)	investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above.

“Change of Control” means the occurrence of either of the following:

(1)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Issuer and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders; or

(2)	the Issuer becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation, amalgamation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Issuer.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of intangible assets, deferred financing fees and Capitalized Software Expenditures and amortization of unrecognized prior service costs and actuarial gains and losses related to pensions and other post-employment benefits, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding additional interest in respect of the Notes, amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and expensing of any bridge, commitment or other financing fees); plus

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; plus

(3)	commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than the Issuer and its Restricted Subsidiaries; minus

(4)	interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Leverage Ratio” means, with respect to any Person, at any date the ratio of (i) Indebtedness (other than Qualified Non-Recourse Debt) of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with GAAP) less the amount of cash and Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the Issuer or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Consolidated Leverage Ratio is being calculated but prior to the event for which the calculation of the Consolidated Leverage Ratio is made (the “Consolidated Leverage Calculation Date”), then the Consolidated Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuer may elect pursuant to an Officer’s Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that the Issuer or any of its Restricted Subsidiaries has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Consolidated Leverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and operational changes (and the change of any associated Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies (x) reasonably expected to result from the applicable event and (y) that are expected to be realized within 12 months from the date of the transaction giving rise to the calculation, and (2) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote 6 to the “Summary Consolidated Financial Data” under “Prospectus Summary” in this prospectus to the extent such adjustments, without duplication, continue to be applicable to such four quarter period.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent 12-month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)	any net after-tax extraordinary, nonrecurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses or charges, any severance expenses, relocation expenses, curtailments or modifications to pension and post-retirement employee benefit plans, any expenses related to any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternate uses and fees, expenses or charges relating to facilities closing costs, acquisition integration costs, facilities opening costs, project start-up costs, business optimization costs, signing, retention or completion bonuses, expenses or charges related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or issuance, repayment, refinancing, amendment or modification of Indebtedness (in each case, whether or not successful), and any fees, expenses, charges or change in control payments made under the Refinancing Documents or otherwise related to the Refinancing Transactions or the Transactions, in each case, shall be excluded;

(2)	effects of purchase accounting adjustments (including the effects of such adjustments pushed down to such Person and such Restricted Subsidiaries) in amounts required or permitted by GAAP, or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(3)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4)	any net after-tax income or loss from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

(5)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by management of the Issuer) shall be excluded;

(6)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness, Hedging Obligations or other derivative instruments shall be excluded;

(7)	the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary or a Qualified Non-Recourse Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof (other than a Qualified Non-Recourse Subsidiary of such referent Person) in respect of such period;

(8)	solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of Cumulative Credit contained in “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9)	an amount equal to the amount of Permitted Tax Distributions actually made to any parent or equity holder of such Person in respect of such period in accordance with clause (12) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10)	any impairment charges or asset write-offs, in each case pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded;

(11)	any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded;

(12)	any (a) one-time non-cash compensation charges, (b) costs and expenses after the Issue Date related to employment of terminated employees, or (c) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(13)	accruals and reserves that are established or adjusted within 12 months after the Issue Date and that are so required to be established or adjusted in accordance with GAAP or as a result of adoption or modification of accounting policies shall be excluded;

(14)	solely for purposes of calculating EBITDA, (a) the Net Income of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-Wholly Owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(15)	(a)(i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP and related interpretations shall be excluded;

(16)	any currency translation gains and losses related to currency remeasurements of Indebtedness, and any net loss or gain resulting from hedging transactions for currency exchange risk, shall be excluded; and

(17)	to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of the Issuer or a Restricted Subsidiary of the Issuer to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (4) and (5) of the definition of Cumulative Credit contained therein.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the non-cash expenses (other than Consolidated Depreciation and Amortization Expense) of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, provided that if any such non-cash expenses represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA in such future period to the extent paid, but excluding from this proviso, for the avoidance of doubt, amortization of a prepaid cash item that was paid in a prior period.

“Consolidated Taxes” means, with respect to any Person for any period, the provision for taxes based on income, profits or capital, including, without limitation, state, franchise, property and similar taxes, foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) and any Permitted Tax Distributions taken into account in calculating Consolidated Net Income.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreements” means (i) any of the NCLC Group Credit Facilities, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and (ii) whether or not any credit agreement referred to in clause (i) remains outstanding, if designated by the Issuer to be included in the definition of “Credit Agreements,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Agreement Documents” means the collective reference to any of the Credit Agreements, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified, in whole or in part, from time to time.

“Credit Agreement Indebtedness” means any and all amounts payable under or in respect of the Credit Agreements and the other Credit Agreement Documents, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value (as determined in good faith by the Issuer) of non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any direct or indirect parent of the Issuer (other than Disqualified Stock), that is issued for cash (other than to the Issuer or any of its Subsidiaries or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate, on the issuance date thereof.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1)	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale),

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person, or

(3)	is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale), in each case prior to 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1)	Consolidated Taxes; plus

(2)	Fixed Charges; plus

(3)	Consolidated Depreciation and Amortization Expense; plus

(4)	Consolidated Non-cash Charges; plus

(5)	any expenses or charges (other than Consolidated Depreciation or Amortization Expense) related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or the incurrence or repayment of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes, the Refinancing Transactions and the Bank Indebtedness, (ii) any amendment or other modification of the Notes or other Indebtedness, (iii) any additional interest in respect of the Notes and (iv) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Receivables Financing; plus

(6)	business optimization expenses and other restructuring charges, reserves or expenses (which, for the avoidance of doubt, shall include, without limitation, the effect of inventory optimization programs, facility consolidations, retention, systems establishment costs, contract termination costs, future lease commitments and excess pension charges); plus

(7)	the amount of management, monitoring, consulting, transaction and advisory fees and related expenses paid to the Sponsors (or any accruals relating to such fees and related expenses) during such period to the extent otherwise permitted by the covenant described under “—Certain Covenants—Transactions with Affiliates”; plus

(8)	the amount of loss on sale of receivables and related assets to a Receivables Subsidiary in connection with a Qualified Receivables Financing; plus

(9)	any costs or expense incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interests of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation of the Cumulative Credit; plus

(10)	Pre-Launch Expenses; less, without duplication,

(11)	non-cash items increasing Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period).

“Epic Facility” means the €662,905,320 Secured Loan Agreement dated September 22, 2006, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common stock or Preferred Stock of the Issuer or any direct or indirect parent of the Issuer, as applicable (other than Disqualified Stock), other than:

(1)	public offerings with respect to the Issuer’s or such direct or indirect parent’s common stock registered on Form S-4 or Form S-8;

(2)	issuances to any Subsidiary of the Issuer; and

(3)	any such public or private sale that constitutes an Excluded Contribution.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of the Issuer) received by the Issuer after the Issue Date from:

(1)	contributions to its common equity capital, and

(2)	the sale (other than to a Subsidiary of the Issuer or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer, in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by an Officer of the Issuer on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“First Lien Collateral Agent” means any administrative agent or collateral agent for the lenders and other secured parties under any NCLC Group Credit Facility.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges (other than Fixed Charges in respect of Qualified Non-Recourse Debt) of such Person for such period. In the event that the Issuer or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances under any Qualified Receivables Financing, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that the Issuer or any of its Restricted Subsidiaries has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and operational changes (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies (x) reasonably expected to result from the applicable event and (y) that are expected to be realized within 12 months from the date of the transaction giving rise to the calculation, and (2) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote 7 to the “Summary Consolidated Financial Data” under “Prospectus Summary” in this prospectus to the extent such adjustments, without duplication, continue to be applicable to such four quarter period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1)	Consolidated Interest Expense of such Person for such period, and

(2)	all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date. For the purposes of the Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee of the obligations of the Issuer under the Indenture and the Notes by a Restricted Subsidiary in accordance with the provisions of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)	currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder” or “noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1)	the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except any such balance that (i) constitutes a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business, (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and (iii) liabilities accrued in the ordinary course of business), which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2)	to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the obligations referred to in clause (1) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3)	to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value (as determined in good faith by the Issuer) of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; or (4) Obligations under or in respect of Qualified Receivables Financing.

Notwithstanding anything in the Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the Issuer, qualified to perform the task for which it has been engaged.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB-(or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2)	securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s and BBB-(or equivalent) by S&P, but excluding any debt securities or loans or advances between and among the Issuer and its Subsidiaries,

(3)	investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)	corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuer) of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a)	the Issuer’s “Investment” in such Subsidiary at the time of such redesignation less

(b)	the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuer) of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value (as determined in good faith by the Issuer) at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Issuer.

“Issue Date” means November 9, 2010, the date on which the Old Notes were originally issued.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of the Issuer or any direct or indirect parent of the Issuer, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of the Issuer or any direct or indirect parent of the Issuer, as applicable, was approved by a vote of a majority of the directors of the Issuer or any direct or indirect parent of the Issuer, as applicable, then still in office who were either directors on the Issue Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of the Issuer or any direct or indirect parent of the Issuer, as applicable, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of the Issuer or any direct or indirect parent of the Issuer, as applicable.

“Meyer Facility” means the export credit facilities and term loan facilities related to the financing of two new Vessels to be owned by two new special-purpose subsidiaries of the Issuer, respectively, such facilities consisting of (i) two export credit facilities with aggregate commitments of up to €1,059,692,308, with each new special-purpose subsidiary to be the borrower under the export credit facility related to its new Vessel, and (ii) two related term loan facilities with aggregate commitments of up to €126,075,000, in each case, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof.

“Meyer Facility Secured Debt Cap” means €1,325 million.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“NCLC Group Credit Facilities” means the $750,000,000 Senior Secured Revolving Credit Facility, dated as of October 28, 2009, the €624,000,000 Revolving Loan Facility Agreement dated as of October 7, 2005; the €258,000,000 Secured Loan Agreement dated as of April 4, 2003; the €40,000,000 Commercial Loan dated as of April 4, 2003; the $334,050,000 Secured Loan Agreement dated as of April 20, 2004; the €308,130,000 Secured Loan Agreement dated as of April 20, 2004; the Epic Facility; and the Meyer Facility each as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (including Permitted Tax Distributions and after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction, all expenditures incurred to inspect, repair or modify a Vessel and bring such Vessel to the condition and place of delivery in connection with the sale of such Vessel as may be specified in the related purchase and sale agreement or otherwise as the Board of Directors of the Issuer shall determine as advisable in connection with such sale, and any deduction of appropriate amounts to be provided by the Issuer as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“New Vessel Aggregate Secured Debt Cap” means the sum of each of the New Vessel Secured Debt Caps (with such New Vessel Aggregate Secured Debt Cap to be expressed as the sum of the euro and U.S. Dollar denominations of the New Vessel Secured Debt Caps reflected in this New Vessel Aggregate Secured Debt Cap).

“New Vessel Financing” means any financing arrangement entered into by any New Vessel Subsidiary in connection with any acquisition of one or more Vessels, which, for the avoidance of doubt, does not include the Meyer Facility.

“New Vessel Secured Debt Cap” means, in respect of a New Vessel Financing, 80% of the contract price for the acquisition and any other Ready for Sea Cost of the related Vessel (and 100% of any related export credit insurance premium), expressed in euros or U.S. dollars, as the case may be.

“New Vessel Subsidiary” means any Subsidiary of the Issuer that is formed for the purpose of acquiring one or more Vessels.

“Notes Obligations” means Obligations in respect of the Notes and the Indenture including, for the avoidance of doubt, Obligations in respect of exchange notes and guarantees thereof.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Notes.

“Officer” means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, which meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Pari Passu Indebtedness” means with respect to the Issuer, the Notes and any Indebtedness which ranks pari passu in right of payment to the Notes.

“Permitted Holders” means, at any time, each of (i) the Sponsors, (ii) the Management Group, (iii) any Person that has no material assets other than the Capital Stock of the Issuer and, directly or indirectly, holds or acquires 100% of the total voting power of the Voting Stock of the Issuer, and of which no other Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), other than any of the other Permitted Holders specified in clauses (i) and (ii) above, holds more than 50% of the total voting power of the Voting Stock thereof and (iv) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any of the Permitted Holders specified in clauses (i) and (ii) above and that, directly or indirectly, hold or acquire beneficial ownership of the Voting Stock of the Issuer (a “Permitted Holder Group”), so long as (1) each member of the Permitted Holder Group has voting rights proportional to the percentage of ownership interests held or acquired by such member and (2) no Person or other “group” (other than Permitted Holders specified in clauses (i) and (ii) above) beneficially owns more than 50% on a fully diluted basis of the Voting Stock held by the Permitted Holder Group. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1)	any Investment in the Issuer or any Restricted Subsidiary;

(2)	any Investment in Cash Equivalents or Investment Grade Securities;

(3)	any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Issuer, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer;

(4)	any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment may be increased (x) as required by the terms of such Investment as in existence on the Issue Date or (y) as otherwise permitted under the Indenture;

(6)	advances to employees, taken together with all other advances made pursuant to this clause (6), not to exceed $10 million at any one time outstanding;

(7)	any Investment acquired by the Issuer or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Hedging Obligations permitted under clause (j) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(9)	any Investment by the Issuer or any of its Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed the greater of (x) $150 million and (y) 3% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Issuer at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Issuer after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10)	[Reserved]

(11)	loans and advances to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of the Issuer or any direct or indirect parent of the Issuer;

(12)	Investments the payment for which consists of Equity Interests of the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of Cumulative Credit contained in “—Certain Covenants—Limitation on Restricted Payments”;

(13)	any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6), (7), and (11)(b) of such paragraph);

(14)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15)	guarantees issued in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, including, without limitation, any guarantee or other obligation issued or incurred under the Credit Agreements in connection with any letter of credit issued for the account of the Issuer or any of its Subsidiaries (including with respect to the issuance of, or payments in respect of drawings under, such letters of credit);

(16)	Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(17)	any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness;

(18)	any Investment in an entity or purchase of a business or assets in each case owned (or previously owned) by a customer of a Restricted Subsidiary as a condition or in connection with such customer (or any member of such customer’s group) contracting with a Restricted Subsidiary, in each case in the ordinary course of business;

(19)	any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells accounts receivable pursuant to a Receivable Financing;

(20)	additional Investments in joint ventures not to exceed at any one time in the aggregate outstanding under this clause (20), $25 million; provided, however, that if any Investment pursuant to this clause (20) is made in any Person that is not a Restricted Subsidiary of the Issuer at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Issuer after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (20) for so long as such Person continues to be a Restricted Subsidiary;

(21)	Investments of a Restricted Subsidiary of the Issuer acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with the Issuer or a Restricted Subsidiary of the Issuer in a transaction that is not prohibited by the covenant described under “Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation; and

(22)	any Investment in any Subsidiary of the Issuer or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business.

“Permitted Jurisdictions” means (i) any state of the United States, the District of Columbia or any territory of the United States, (ii) Bermuda, (iii) the Bahamas, (iv) the Isle of Man, (v) Panama, (vi) Liberia, (vii) the Marshall Islands, or (viii) any other jurisdiction approved by the First Lien Collateral Agent.

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, such as landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like Liens arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or that are being contested in good faith by appropriate proceedings and in respect of which, if applicable, the Issuer or any Restricted Subsidiary shall have set aside on its books reserves in accordance with GAAP; and with respect to the Vessels: (i) Liens fully covered (in excess of customary deductibles) by valid policies of insurance, (ii) Liens for master’s and crew’s wages on the current voyage, if not yet due and payable, (iii) Liens for trade debt incurred in the ordinary course of business over a period not exceeding thirty (30) days and not by its terms overdue, and (iv) Liens for general average and salvage, including contract salvage, and provided that (x) Permitted Liens shall not include any Liens described in clauses (i) through (iv) of this paragraph unless such Liens are subordinate to the Liens created under the applicable Vessel Mortgage, or constitute maritime liens that would in any event be entitled to priority over the applicable Vessel Mortgage under applicable law;

(3)	Liens for taxes, assessments or other governmental charges (i) that are not yet due or payable or (ii) which are being contested in good faith by appropriate proceedings that have the effect of preventing the forfeiture or sale of the property subject to any such Lien and for which adequate reserves are being maintained to the extent required by GAAP;

(4)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business (including as required by the U.S. Federal Maritime Commission or other similar U.S. or foreign government authority);

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens on assets of a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary or any other Restricted Subsidiary permitted to be Incurred pursuant to the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(7)	[Reserved];

(8)	Liens securing Hedging Obligations;

(9)	Liens securing the Senior Secured Notes;

(10)	[Reserved];

(11)	Liens securing Indebtedness permitted to be Incurred pursuant to clause (c) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Lien extends only to the assets and/or Capital Stock, the acquisition, lease, construction, repair, replacement or improvement of which is financed thereby and any proceeds or products thereof;

(12)	Liens existing on the Issue Date;

(13)	Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary;

(14)

Liens on assets or property at the time the Issuer or a Restricted Subsidiary of the Issuer acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into the Issuer or any Restricted Subsidiary of the Issuer; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary of the Issuer;

(15)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary of the Issuer permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(16)	[Reserved];

(17)	Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(18)	leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries;

(19)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(20)	Liens in favor of the Issuer;

(21)	Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(22)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(23)	Liens on the Equity Interests of Unrestricted Subsidiaries;

(24)	grants of software and other technology licenses in the ordinary course of business;

(25)	Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (8), (9), (11), (12), (13), (14), (15), (20) and (35), provided that in the case of Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the clauses (c), (k) or (o) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (i) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (ii) the Indebtedness secured by such Liens is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under such clauses at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(26)	Liens on equipment of the Issuer or any Restricted Subsidiary granted in the ordinary course of business to the Issuer’s or such Restricted Subsidiary’s client at which such equipment is located;

(27)	judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(28)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(29)	Liens incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(30)	other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $25 million at any one time outstanding;

(31)	any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(32)	any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the Issuer or any Restricted Subsidiary;

(33)	Liens arising by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution;

(34)	Liens in favor of any counterparty to a Vessel operations agreement (other than the Restricted Subsidiary that is the record owner of the related Vessel) arising in connection with such Vessel operations agreement;

(35)	pledges of, and other Liens on, the Equity Interests in and the assets of New Vessel Subsidiaries in favor of lenders under and in connection with New Vessel Financing permitted to be incurred under clause (a) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(36)	Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with any appeal or other proceedings for review;

(37)	Liens on Unearned Customer Deposits (i) in favor of credit card companies pursuant to agreements therewith consistent with industry practice and (ii) in favor of customers; and

(38)	Liens incurred in the ordinary course of business of the Issuer or any Restricted Subsidiary arising from vessel purchasing, vessel chartering, drydocking, maintenance, the furnishing of supplies and bunkers to vessels, repairs and improvements to Vessels, crews’ wages and maritime Liens.

“Permitted Tax Distributions” means dividends to pay any U.S. federal, state or local income taxes actually payable by the holders of the Issuer’s capital stock (or, in the case of any such holder that owns any assets other than the Issuer’s capital stock at any applicable time after the Issue Date, the U.S. federal, state or local income taxes that would have been actually payable had such holder owned no other assets after the Issue Date) by virtue of the fact that the Issuer is a pass-through entity for U.S. federal, state or local income tax purposes (as applicable), for any such taxable year (or portion thereof) ending after the Issue Date and, to the extent resulting from audit adjustments after the Issue Date, for any such taxable year (or portion thereof) ending prior to the Issue Date.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock Issuer, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Pre-Launch Expenses” means, with respect to any fiscal period, the amount of expenses (other than interest expense) incurred with respect to any new Vessels incurred prior to the commencement of ordinary course revenue generating cruises and directly related to such commencement of the new Vessel.

“Qualified Non-Recourse Debt” means Indebtedness that (1) is (a) incurred by a Qualified Non-Recourse Subsidiary to finance (whether prior to or within 270 days after) the acquisition, lease, construction, repair, replacement or improvement of any property (real or personal) or equipment (whether through the direct purchase of property or the Equity Interests of any person owning such property and whether in a single acquisition or a series of related acquisitions) or (b) assumed by a Qualified Non-Recourse Subsidiary, (2) is non-recourse to the Issuer and (3) is non-recourse to any Restricted Subsidiary that is not a Qualified Non-Recourse Subsidiary.

“Qualified Non-Recourse Subsidiary” means (1) a Restricted Subsidiary that is formed or created after the Issue Date in order to finance an acquisition, lease, construction, repair, replacement or improvement of any property or equipment (directly or through one of its Subsidiaries) that secures Qualified Non-Recourse Debt and (2) any Restricted Subsidiary of a Qualified Non-Recourse Subsidiary.

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1)	the Board of Directors of the Issuer shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the Receivables Subsidiary;

(2)	all sales of accounts receivable and related assets to the Receivables Subsidiary are made at Fair Market Value (as determined in good faith by the Issuer); and

(3)	the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuer) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Bank Indebtedness, Indebtedness in respect of the Notes or any Refinancing Indebtedness with respect to the Notes shall not be deemed a Qualified Receivables Financing.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the Issuer’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15cs-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuer or any direct or indirect parent of the Issuer as a replacement agency for Moody’s or S&P, as the case may be.

“Ready for Sea Cost” means with respect to a vessel or vessels to be acquired, constructed or leased (pursuant to a Capitalized Lease Obligation) by the Issuer or any Restricted Subsidiary of the Issuer, the aggregate amount of all expenditures incurred to acquire or construct and bring such vessel or vessels to the condition and location necessary for its intended use, including any and all inspections, appraisals, repairs, modifications, additions, permits and licenses in connection with such acquisition or lease, which would be classified and accounted for as “property, plant and equipment” in accordance with GAAP and any assets relating to such vessel or vessels.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by the Issuer or any of its Subsidiaries pursuant to which the Issuer or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Issuer or any of its Subsidiaries); and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Issuer or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by the Issuer or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary of the Issuer (or another Person formed for the purposes of engaging in Qualified Receivables Financing with the Issuer in which the Issuer or any Subsidiary of the Issuer makes an Investment and to which the Issuer or any Subsidiary of the Issuer transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Issuer and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Issuer (as provided below) as a Receivables Subsidiary and:

(a)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Issuer or any other Subsidiary of the Issuer (excluding guarantees of obligations (other than the principal of and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Issuer or any other Subsidiary of the Issuer in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of the Issuer or any other Subsidiary of the Issuer, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b)	with which neither the Issuer nor any other Subsidiary of the Issuer has any material contract, agreement, arrangement or understanding other than on terms which the Issuer reasonably believes to be no less favorable to the Issuer or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Issuer; and

(c)	to which neither the Issuer nor any other Subsidiary of the Issuer has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Refinancing Documents” means the $750,000,000 Senior Secured Revolving Credit Facility, dated as of October 28, 2009, the Senior Secured Notes Indenture, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time.

“Refinancing Transactions” means the offering of the Senior Secured Notes on November 12, 2009 and borrowings made pursuant to the $750,000,000 Senior Secured Revolving Credit Facility, dated as of October 28, 2009 and the transactions related thereto.

“Reimbursement and Distribution Agreement” means the Reimbursement and Distribution Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and the Issuer, as amended, supplemented or modified from time to time.

“Representative” means the trustee, agent or representative (if any) for an issue of Indebtedness; provided that if, and for so long as, such Indebtedness lacks such a Representative, then the Representative for such Indebtedness shall at all times constitute the holder or holders of a majority in outstanding principal amount of obligations under such Indebtedness.

“Restricted Cash” means cash and Cash Equivalents held by Restricted Subsidiaries that is contractually restricted from being distributed to the Issuer, except for such cash and Cash Equivalents subject only to such restrictions that are contained in agreements governing Indebtedness permitted under the Indenture and that is secured by such cash or Cash Equivalents.”

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Issuer.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Issuer or a Restricted Subsidiary whereby the Issuer or a Restricted Subsidiary transfers such property to a Person and the Issuer or such Restricted Subsidiary leases it from such Person, other than leases between the Issuer and a Restricted Subsidiary of the Issuer or between Restricted Subsidiaries of the Issuer.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Vessel Debt Cap” means the U.S. dollar equivalent of the sum of (i) $3,550 million, (ii) the Senior Secured Notes Secured Debt Cap, (iii) the Meyer Facility Secured Debt Cap and (iv) the New Vessel Aggregate Secured Debt Cap.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Secured Notes” means the Issuer’s 11.75% Senior Secured Notes due 2016 issued under the Senior Secured Notes Indenture.

“Senior Secured Notes Secured Debt Cap” means $450 million.

“Senior Secured Notes Indenture” means the indenture dated November 12, 2009, by and among the Issuer, certain Subsidiaries of the Issuer party thereto as guarantors and U.S. Bank National Association as trustee; as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original noteholders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof.

“Shareholders’ Agreement” means the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and the Issuer, as amended, supplemented or modified from time to time.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC (or any successor provision).

“Similar Business” means a business, the majority of whose revenues are derived from the activities of the Issuer and its Subsidiaries as of the Issue Date or any business or activity that is reasonably similar or complementary thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Sponsors” means (i) Apollo Management, L.P. and any of its respective Affiliates other than any portfolio companies not primarily engaged in the cruise business (collectively, the “Apollo Sponsors”), (ii) TPG Capital and any of its respective Affiliates other than any portfolio companies (collectively, the “TPG Sponsors”), (iii) Star Cruises Limited, and any of its respective Affiliates (collectively, the “Star Cruises Sponsors”), and (iv) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with any Apollo Sponsors, TPG Sponsors and/or Star Cruises Sponsors; provided that the Apollo Sponsors, TPG Sponsors and/or Star Cruises Sponsors (x) owns a majority of the voting power and (y) controls a majority of the Board of Directors of the Issuer.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Issuer or any Subsidiary of the Issuer which the Issuer has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means with respect to the Issuer, any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantor” means any Restricted Subsidiary that Incurs a Guarantee pursuant to the covenant described under “—Certain Covenants—Future Guarantees” or otherwise Incurs a Guarantee.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of the Indenture.

“Total Assets” means the total consolidated assets of the Issuer and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Issuer, without giving effect to any amortization of the amount of intangible assets since June 30, 2009.

“Transactions” means the offering of the Notes.

“Transaction Documents” means the Indenture and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time.

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent

Federal Reserve Statistical Release H. 15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to November 15, 2014; provided, however, that if the period from such redemption date to November 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means:

(1)	any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and

(2)	who shall have direct responsibility for the administration of the Indenture.

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Unearned Customer Deposits” means amounts paid to the Issuer or any of its Subsidiary representing customer deposits for unsailed bookings (whether paid directly by the customer or by a credit card company).

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary;

The Issuer may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary of the Issuer) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Issuer or any other Subsidiary of the Issuer that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any of its Restricted Subsidiaries; provided, further, however, that either:

(a)	the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b)	if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)	(1) the Issuer could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y)	no Event of Default shall have occurred and be continuing.

Any such designation by Issuer shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors or any committee thereof of the Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Vessel” means a passenger cruise vessel.

“Vessel Mortgages” means each first priority statutory ship mortgage granting a Lien on a Vessel owned by a Subsidiary of the Issuer.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax consequences of the exchange of Old Notes for Exchange Notes pursuant to the exchange offer, but does not address any other aspects of U.S. federal income tax consequences to holders of Old Notes or Exchange Notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations thereunder, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect and existing on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is not binding on the Internal Revenue Service (the “IRS”) or on the courts, and no ruling will be requested from the IRS on any issues described below. There can be no assurance that the IRS will not take a different position concerning the matters discussed below and that such positions of the IRS would not be sustained.

This summary applies only to holders of Old Notes that exchange Old Notes for Exchange Notes in the exchange offer and that hold the Old Notes as capital assets within the meaning of Section 1221 of the Code. This summary does not represent a detailed description of the U.S. federal income tax consequences to holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to holders that are subject to special treatment under the U.S. federal income tax laws, such as financial institutions, individual retirement and other tax deferred accounts, holders subject to alternative minimum tax, dealers in securities or currencies, life insurance companies, tax-exempt organizations, persons holding notes as a hedge or hedged against currency risk, as a position in a straddle, partnerships or other pass-through entities (or investors in such entities), U.S. expatriates and U.S. persons whose functional currency is other than the U.S. dollar. This summary does not address the consequences under the tax laws of any state, local or non-U.S. jurisdiction or U.S. federal tax laws other than U.S. federal income tax laws.

Persons considering the exchange of Old Notes for Exchange Notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Exchange of an Old Note for an Exchange Note pursuant to the exchange offer

The exchange by any holder of an Old Note for an Exchange Note should not constitute a taxable transaction for U.S. federal income tax purposes. Consequently, no gain or loss will be recognized by holders that exchange Old Notes for Exchange Notes pursuant to the exchange offer. For purposes of determining gain or loss upon the subsequent sale or exchange of Exchange Notes, a holder’s tax basis in an exchange will be the same as such holder’s tax basis in the Old Note exchanged therefor. Holders will be considered to have held the Exchange Notes from the time of their acquisition of the Old Notes.

CERTAIN BERMUDA INCOME TAX CONSIDERATIONS

This section describes the current material Bermuda tax consequences of owning the Exchange Notes. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by holders in respect of the Notes. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda. We pay annual Bermuda government fees.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of a Note by an employee benefit plan that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the Code, or provisions of any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered under ERISA, the Code or any applicable Similar Law to constitute the assets of any such plan, account or arrangement.

General Fiduciary Matters

ERISA and the Code impose certain duties on any person who is a fiduciary of a plan, account or arrangement subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”), and prohibit certain transactions involving the assets of an ERISA Plan and any of its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the management or administration of such an ERISA Plan or any authority or control over the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment of the assets of any ERISA Plan in a Note, an ERISA Plan fiduciary should determine whether the investment is in accordance with the documents and instruments governing the ERISA Plan and the applicable provisions of ERISA, the Code and any applicable Similar Law, including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any applicable Similar Law.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit an ERISA Plan from engaging in certain specified transactions involving plan assets with any person or entity that constitutes a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, a fiduciary of an ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of the Note by an ERISA Plan with respect to which we or any of our affiliates or the purchaser or subsequent transferee of a Note is considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of a Note. These class exemptions include, without limitation, PTCE 84-14 relating to transactions involving plans whose assets are managed by an independent qualified professional asset manager (QPAM), PTCE 90-1 relating to certain acquisitions and/or holdings by insurance company pooled separate accounts, PTCE 91-38 relating to transactions by bank collective investment funds, PTCE 95-60 relating to life insurance company general account assets and PTCE 96-23, relating to transactions determined by in-house asset managers, although there can be no assurance that any or all of the conditions of any such exemptions will be satisfied. In addition to the foregoing, the Pension Protection Act of 2006 provides a statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) for certain transactions between an ERISA Plan and a person that is a party in interest and/or a disqualified person (other than a fiduciary or an affiliate that, directly or indirectly, has or exercises discretionary authority or control or renders investment advice with respect to the assets involved in the transaction) solely by reason of providing services to the ERISA Plan or by relationship to a service provider, provided that the ERISA Plan fiduciary has made a determination that there is adequate consideration for the transaction.

Because of the foregoing, a Note should not be purchased or held by any person investing “plan assets” of any ERISA Plan, unless such purchase and holding of the Note (i) will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or qualifies for an applicable statutory, class or individual prohibited transaction exemption from such provisions and (ii) will not constitute a violation of any applicable Similar Law.

Representation

To address the above concerns, the Notes may not be purchased by or transferred to any investor unless such investor makes the representations contained in paragraph 7 under “Notice to Investors,” which are intended to help ensure that the acquisition of the Notes will not constitute or result in a non-exempt prohibited transaction under ERISA or the Code.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries and other persons considering acquiring a Note on behalf of, or with the assets of, any ERISA Plan consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code or any applicable Similar Law to such investment and whether an exemption would be applicable to the purchase and holding of a Note.

BOOK ENTRY; DELIVERY AND FORM

The certificates representing the Old Notes were and the Exchange Notes will be issued in fully registered form without interest coupons.

Except as set forth below, Exchange Notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Exchange Notes initially will be represented by notes in registered, global form without interest coupons (the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee, as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

The Global Notes

We expect that, pursuant to procedures established by DTC, (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary (“participants”) and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to participants or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

So long as DTC or its nominee is the registered owner or holder of the Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the Notes.

Payments of the principal of, premium (if any) and interest (including additional interest, if any) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal of, and premium (if any) and interest (including additional interest, if any) on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers, registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Notes to persons in states that require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the applicable Global Notes for certificated securities.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC they are under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of its obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall be issued in exchange for beneficial interests in the Global Notes (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days.

PLAN OF DISTRIBUTION

Until 90 days after the date of this prospectus, all dealers effecting transactions in the Exchange Notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it (i) has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute such Exchange Notes and (ii) will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes only where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days from the date on which the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until January 11, 2012, all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days from the date on which the exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker-dealers and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the Exchange Notes and the enforceability of obligations under the Exchange Notes being issued are being passed upon for us by O’Melveny & Myers LLP, New York, New York. Cox Hallett Wilkinson Limited is passing on matters of Bermuda law.

EXPERTS

The financial statements of NCL Corporation Ltd. as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Currently we file reports and other information with the SEC as a “Foreign private issuer.” Furthermore, the indenture, subject to certain exceptions (see “Description of Notes—Certain Covenants—Reports and Other Information”), governing the Notes offered hereby will require us to make available or file with the SEC annual and quarterly reports and other information. In addition, we have filed with the SEC a registration statement on Form F-4 under the Securities Act relating to the exchange offer that includes important business and financial information about us that is not included in or delivered with this prospectus. This prospectus does not contain all of the information included in the registration statement. Norwegian Holdings has also filed a registration statement on Form S-1 with the SEC to register the sale of its ordinary shares. The securities being offered in that underwritten offering can only be offered by a prospectus and this prospectus shall not be deemed to be an offering of any such securities.

You may read and copy any materials that we file with the SEC at the Public Reference Room of the SEC’s headquarters located at 100 F Street, N.E. Washington, D.C. 20549. You may request copies of any filed documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the registration statement, our Annual Reports on Form 20-F, Current Reports on Form 6-K and amendments to these reports are available free of charge to the public through our internet website at www.ncl.com or from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any decision with respect to the exchange offer. Our reports and other information that we have filed, or may in the future file, with the SEC or otherwise make available are not incorporated by reference into and do not constitute part of this prospectus.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

NCL Corporation Ltd. is a Bermuda company. Certain of its officers and directors may be residents of various jurisdictions outside the U.S. NCL Corporation Ltd. has agreed, in accordance with the terms of the indenture under which the Exchange Notes will be issued, to accept service of process in any suit, action or proceeding with respect to the indenture, the Notes or the security documents brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of the Notes to effect service within the U.S. upon directors, officers and experts who are not residents of the U.S. or to realize or enforce in the U.S. upon judgments of courts of the U.S. predicated upon civil liability under U.S. federal securities laws. We have been advised by our counsel in Bermuda that there is no certainty as to the enforceability in Bermuda against the entities organized in those respective jurisdictions or against their respective directors, officers and experts who are not residents of the U.S., in original actions or in actions for enforcement of judgments of courts of the U.S., of liabilities predicated solely upon U.S. federal securities laws.

EXCHANGE RATE DATA

The exchange rate for conversion of Bermuda dollars into U.S. dollars, as determined by the Bermuda Monetary Authority, has been fixed since 1970 at US$1.00 per BD$1.00.

Although the Notes are denominated in U.S. dollars, any judgment enforcing the Notes against NCL Corporation Ltd. in Bermuda would be denominated in Bermuda dollars. In addition, any judgment enforcing the collateral in any jurisdiction outside the U.S. would likely be in the local currency.

NCL Corporation Ltd.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of NCL Corporation Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of NCL Corporation Ltd. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

Miami, Florida

February 9, 2011

NCL Corporation Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended December 31,
	2010	2009	2008
Revenue
Passenger ticket	$1,392,506	$1,275,844	$1,501,646
Onboard and other	619,622	579,360	604,755

Total revenue	2,012,128	1,855,204	2,106,401

Cruise operating expense
Commissions, transportation and other	379,655	377,036	410,061
Onboard and other	153,137	158,330	182,817
Payroll and related	265,390	252,426	309,083
Fuel	207,210	162,683	258,262
Food	114,064	118,899	126,736
Other	227,842	220,080	291,522

Total cruise operating expense	1,347,298	1,289,454	1,578,481

Other operating expense
Marketing, general and administrative	264,398	241,676	299,827
Depreciation and amortization	170,191	152,700	162,565
Impairment loss	—	—	128,775

Total other operating expense	434,589	394,376	591,167

Operating income (loss)	230,241	171,374	(63,247)

Non-operating income (expense)
Interest income	100	836	2,796
Interest expense, net of capitalized interest	(173,772)	(115,350)	(152,364)
Other income (expense)	(33,952)	10,373	1,012

Total non-operating income (expense)	(207,624)	(104,141)	(148,556)

Net income (loss)	$22,617	$67,233	$(211,803)

Earnings (loss) per share
Basic	$1.07	$3.24	$(10.59)

Diluted	$1.06	$3.23	$(10.59)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$55,047	$50,152
Accounts receivable, net	7,879	7,868
Inventories	32,763	28,865
Prepaid expenses and other assets	33,694	64,677

Total current assets	129,383	151,562

Property and equipment, net	4,639,281	3,836,127
Goodwill and tradenames	602,792	602,792
Other long-term assets	192,057	220,867

Total assets	$5,563,513	$4,811,348

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$78,237	$3,586
Accounts payable	64,399	28,376
Accrued expenses and other liabilities	216,501	206,644
Advance ticket sales	294,180	255,432

Total current liabilities	653,317	494,038

Long-term debt	3,125,848	2,554,105
Other long-term liabilities	52,680	58,654

Total liabilities	3,831,845	3,106,797

Commitments and contingencies (Note 9)

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,330,792	2,328,302
Accumulated other comprehensive income	4,309	2,299
Retained earnings (deficit)	(603,458)	(626,075)

Total shareholders’ equity	1,731,668	1,704,551

Total liabilities and shareholders’ equity	$5,563,513	$4,811,348

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2010	2009	2008
Cash flows from operating activities
Net income (loss)	$22,617	$67,233	$(211,803)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	191,913	169,701	162,565
Impairment loss	—	—	128,775
Loss (gain) on translation of debt	—	22,677	(111,464)
Loss (gain) on derivatives	603	(35,488)	101,511
Write-off of deferred financing fees	6,410	6,744	6,788
Share-based compensation expense	2,520	4,075	865
Changes in operating assets and liabilities:
Accounts receivable, net	(11)	(532)	2,126
Inventories	(3,898)	629	12,503
Prepaid expenses and other assets	120,836	(90,605)	(15,323)
Accounts payable	36,023	(42,036)	(18,303)
Accrued expenses and other liabilities	3,185	(56,466)	627
Advance ticket sales	38,748	4,794	(82,164)

Net cash provided by (used in) operating activities	418,946	50,726	(23,297)

Cash flows from investing activities
Additions to property and equipment	(977,466)	(161,838)	(163,607)
Changes in restricted cash	8,526	(4,735)	(2,629)

Net cash used in investing activities	(968,940)	(166,573)	(166,236)

Cash flows from financing activities
Repayments of long-term debt	(955,780)	(1,249,064)	(1,524,095)
Proceeds from long-term debt	1,601,659	1,121,021	1,123,000
Transactions with Affiliate, net	2,951	71,541	(211,267)
Contribution from Affiliates, net	—	100,000	948,111
Other, primarily deferred financing fees	(93,941)	(63,216)	(790)

Net cash provided by (used in) financing activities	554,889	(19,718)	334,959

Net increase (decrease) in cash and cash equivalents	4,895	(135,565)	145,426
Cash and cash equivalents at beginning of year	50,152	185,717	40,291

Cash and cash equivalents at end of year	$55,047	$50,152	$185,717

Supplemental disclosures (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2010, 2009 and 2008

(in thousands)

	Ordinary Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total Shareholders’ Equity
Balance, December 31, 2007	$12	$1,715,718	$1,301	$(481,505)	$1,235,526
Ordinary share split	12	—	—	—	12
Share-based compensation	—	853	—	—	853
Contribution from Affiliate, net (Note 5)	—	948,099	—	—	948,099
Transactions with Affiliate, net (Note 5)	—	(421,724)	—	—	(421,724)
Changes related to cash flow hedges	—	—	(1,164)	—	(1,164)
Net loss	—	—	—	(211,803)	(211,803)

Balance, December 31, 2008	24	2,242,946	137	(693,308)	1,549,799
Share-based compensation	—	4,075	—	—	4,075
Contribution from Affiliates, (Note 5)	1	99,999	—	—	100,000
Transactions with Affiliate, net (Note 5)	—	(18,718)	—	—	(18,718)
Changes related to cash flow hedges	—	—	8,313	—	8,313
Changes related to Shipboard Retirement Plan	—	—	(6,151)	—	(6,151)
Net income	—	—	—	67,233	67,233

Balance, December 31, 2009	25	2,328,302	2,299	(626,075)	1,704,551
Share-based compensation	—	2,520	—	—	2,520
Transactions with Affiliates, net (Note 5)	—	(30)	—	—	(30)
Changes related to cash flow hedges	—	—	1,661	—	1,661
Changes related to Shipboard Retirement Plan	—	—	349	—	349
Net income	—	—	—	22,617	22,617

Balance, December 31, 2010	$25	$2,330,792	$4,309	$(603,458)	$1,731,668

NCL Corporation Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2010, 2009 and 2008

(in thousands) (continued)

Comprehensive income (loss) was as follows:

	Year Ended December 31,
	2010	2009	2008
Net income (loss)	$22,617	$67,233	$(211,803)
Changes related to Shipboard Retirement Plan:
Initial recognition of projected benefit obligation	—	(7,939)	—
Amortization of prior service cost	378	378	—
Actuarial gain (loss)	(29)	1,410	—
Changes related to cash flow hedges	1,661	8,313	(1,164)

Total comprehensive income (loss)	$24,627	$69,395	$(212,967)

Accumulated net gain on cash flow hedges was as follows:

	Year Ended December 31,
	2010	2009	2008
Accumulated net gain on cash flow hedges at beginning of year	$8,450	$137	$1,301
Net loss reclassified into earnings	(161)	(1,795)	—
Net gain (loss) related to cash flow hedges	1,822	10,108	(1,164)

Accumulated net gain on cash flow hedges at end of year	$10,111	$8,450	$137

Accumulated other comprehensive income related to cash flow hedges and changes related to our Shipboard Retirement Plan for the year ended December 31, 2010 was as follows:

	Accumulated Other Comprehensive Income	Changes Related to Cash Flow Hedges	Changes Related to Shipboard Retirement Plan
Accumulated other comprehensive income at beginning of year	$2,299	$8,450	$(6,151)
Current-period change	2,010	1,661	349

Accumulated other comprehensive income at end of year	$4,309	$10,111	$(5,802)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

1.	Description of Business and Organization

The Norwegian Cruise Line brand commenced operations out of Miami in 1966. On December 15, 2003, the Company was incorporated in Bermuda as a wholly-owned subsidiary of Genting Hong Kong Limited and its affiliates (“Genting HK”).

In January 2008, the Apollo Funds and the TPG Viking Funds acquired 37.5% and 12.5%, respectively, of our outstanding ordinary share capital through an equity investment of $1.0 billion and Apollo was afforded majority control of the Board of Directors. Our current shareholders and their relative ownership percentages of our outstanding ordinary shares are as follows: Genting HK (50.0%), the Apollo Funds (37.5%), and the TPG Viking Funds (12.5%).

We are a leading global cruise line operator, offering cruise experiences for travelers with a wide variety of itineraries in North America (including Alaska and Hawaii), Central and South America, Bermuda, the Caribbean, the Mediterranean and the Baltic. We strive to offer an innovative and differentiated cruise vacation with the goal of providing our customers the highest levels of overall satisfaction on their cruise experience. In turn, we aim to generate the highest customer loyalty and greatest numbers of repeat customers. We created a distinctive style of cruising called “Freestyle Cruising” on all of our ships, which we believe provides our passengers with the freedom and flexibility associated with a resort style atmosphere and experience as well as more dining options than a traditional cruise. As of December 31, 2010, we operated 11 ships offering cruises in Alaska, the Bahamas, Bermuda, the Caribbean, Europe, Hawaii, Mexico, New England, Central and South America, North Africa and Scandinavia.

2.	Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Estimates are required for the preparation of consolidated financial statements in accordance with generally accepted accounting principles and actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

Reclassification

We reclassified $65.7 million and $68.1 million for the years ended December 31, 2009 and 2008, respectively, from the line item “Payroll and related” to “Commissions, transportation and other” in our consolidated statements of operations to conform to the current period presentation.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, and include cash and investments with original maturities of three months or less at acquisition.

Restricted Cash

Restricted cash consists of cash collateral in respect of certain agreements and is included in prepaid expenses and other assets and other long-term assets in our consolidated balance sheets.

Accounts Receivable

Accounts receivable are shown net of an allowance for doubtful accounts of $0.8 million and $2.2 million as of December 31, 2010 and 2009, respectively.

Inventories

Inventories mainly consist of provisions, supplies and fuel and are carried at the lower of cost or market using the first-in, first-out method of accounting.

Advertising Costs

Advertising costs incurred that result in tangible assets, including brochures, are treated as prepaid expenses and charged to expense as consumed. Advertising costs of $1.0 million and $1.3 million as of December 31, 2010 and 2009, respectively, are included in prepaid expenses and other assets. Advertising costs totaled $87.4 million, $65.6 million and $76.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and improvements that we believe add value to our ships are capitalized as a cost of the ship while costs of repairs and maintenance, including Dry-docking costs, are charged to expense as incurred. During ship construction, interest is capitalized as a cost of the ship. Gains or losses on the sale of property and equipment are recorded as a component of operating income (expense) in our consolidated statements of operations.

Depreciation is computed on the straight-line basis over the estimated useful lives of the assets and after a 15% reduction for the estimated residual values of ships as follows:

Useful Life
Ships	30 years
Other property and equipment	3-20 years

Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or related asset life.

Long-lived assets are reviewed for impairments, based on estimated future cash flows, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in our evaluation of potential impairment and then compare the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections are considered necessary. The estimation of fair value is generally measured by discounting expected future cash flows at discount rates commensurate with the risk involved.

Goodwill and Tradenames

Goodwill represents the excess of cost over the fair value of net assets acquired. We review goodwill and our tradenames for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill and our tradenames may not be fully recoverable.

We have concluded that our business has a single reportable segment, with each ship considered to be a component. Each component constitutes a business for which discrete financial information is available and management regularly reviews the operating results and, therefore, each component is considered a reporting unit. Our reporting units have similar economic characteristics, including similar margins and similar products and services, therefore, we aggregate all of the reporting units in assessing goodwill.

The impairment review of goodwill is based on the expected future cash flows of our ships to determine a fair value of our aggregate reporting unit. Our discounted cash flow valuation reflects our projection for growth and profitability, taking into account our assessment of future market conditions and demand, as well as a determination of a cost of capital that incorporates both business and financial risks. We believe that the discounted cash flow approach is the most representative method to assess fair value, as it utilizes expectations of long-term growth whereas a market-based approach is less dynamic, especially in light of recent negative market conditions, the uncertainty in credit and capital markets and the resulting weakened economic environment.

Revenue and Expense Recognition

Deposits received from customers for future voyages are recorded as advance ticket sales and are subsequently recognized as passenger ticket revenues along with onboard and other revenues, and all associated direct costs of a voyage are recognized as cruise operating expenses, on a pro rata basis over the period of the voyage.

Revenue and expenses include taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included on a gross basis are $110.0 million, $96.2 million and $88.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Foreign Currency

The majority of our transactions are settled in U.S. dollars. We translate assets and liabilities of our foreign subsidiaries at exchange rates in effect at the balance sheet date. Gains or losses resulting from transactions denominated in other currencies are recognized in our consolidated statements of operations within other income (expense) and such amounts were immaterial as of December 31, 2010 and 2009.

Derivative Instruments and Hedging Activity

From time to time we enter into derivative instruments, primarily forward, swap, option and three-way collar contracts, to reduce our exposure to fluctuations in foreign currency exchange, interest rates and fuel rates. The criteria used to determine whether a transaction qualifies for hedge accounting treatment includes the correlation between fluctuations in the fair value of the hedged item and the fair value of the related derivative instrument and its effectiveness as a hedge.

A derivative instrument that hedges the variability of cash flows related to a recognized asset or liability may be designated as a cash flow hedge. Changes in fair value of derivative instruments that are designated as cash flow hedges are recorded as a component of accumulated other comprehensive income until the underlying hedged transactions are recognized in earnings. To the extent that an instrument is not effective as a hedge, gains and losses are recognized in other income (expense) in our consolidated statements of operations.

Concentrations of Credit Risk

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty non-performance under derivative instruments, our revolving credit facility and new ship progress payment guarantees, is not considered significant, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well-established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate non-performance by any of our significant counterparties.

Insurance

We use a combination of insurance and self-insurance for a number of risks including claims related to crew and passengers, hull and machinery, war risk, workers’ compensation, property damage and general liability. Liabilities associated with certain of these risks, including crew and passenger claims, are estimated actuarially based upon known facts, historical trends and a reasonable estimate of future expenses. While we believe these accruals are adequate, the ultimate losses incurred may differ from those recorded.

Income Taxes

Deferred tax assets and liabilities are calculated in accordance with the liability method. Deferred taxes are recorded using the currently enacted tax rates that apply in the periods that the differences are expected to reverse. Deferred taxes are not discounted. In conjunction with business acquisitions, we record acquired deferred tax assets and liabilities.

We provide a valuation allowance on deferred tax assets when it is more likely than not that such assets will not be realized. With respect to acquired deferred tax assets, future reversals of the valuation allowance will first be applied against goodwill and other intangible assets before recognition of a benefit in our consolidated statements of operations.

Share-Based Compensation

We recognize compensation expense for our share-based compensation awards using the fair value method. Share-based compensation expense is recognized over the expected vesting period for awards that are based on service period and not contingent upon any future performance. We refer you to Note 7 “Employee Benefits and Share Option Plans.”

Ordinary Shares

In April 2009, we increased our authorized share capital from $30,000 to $48,000 by authorizing 15,000,000 additional ordinary shares of $.0012 par value, resulting in an aggregate authorized share capital of 40,000,000 ordinary shares of $.0012 par value. Following this increase, we received $100.0 million from our shareholders and issued 1,000,000 additional ordinary shares of $.0012 par value to our shareholders pro rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of December 31, 2010.

Segment Reporting

We have concluded that our business has a single reportable segment, with each ship considered to be a component. Each component constitutes a business for which discrete financial information is available and management regularly reviews the operating results and, therefore, each component is considered a reporting unit. Our reporting units have similar economic characteristics, including similar margins and similar products and services, therefore, we aggregate all of the reporting units.

Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who make reservations in North America. For the years ended December 31, 2010, 2009 and 2008, revenues attributable to North American passengers were 83%. Substantially all of our long–lived assets are located outside of the U.S. and consist primarily of our ships.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during each period. Diluted earnings per share incorporates the incremental shares issuable upon conversion of potentially dilutive time-based profits interests.

A reconciliation between basic and diluted earnings per share was as follows (in thousands, except per share data):

	Year Ended December 31,
	2010	2009	2008
Net income (loss)	$22,617	$67,233	$(211,803)

Weighted-average shares outstanding	21,100	20,756	20,000
Dilutive effect of time-based profits interests	236	85	—

Dilutive weighted-average shares outstanding	21,336	20,841	20,000

Basic earnings (loss) per share	$1.07	$3.24	$(10.59)
Dilutive earnings (loss) per share	$1.06	$3.23	$(10.59)

For the year ended December 31, 2008 there were no potentially dilutive shares.

3. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2010	2009
Ships	$5,269,084	$4,120,588
Ships under construction	77,045	278,705
Land	1,009	1,009
Other	186,770	162,007

	5,533,908	4,562,309
Less: accumulated depreciation and amortization	(894,627)	(726,182)

Total	$4,639,281	$3,836,127

Depreciation and amortization expense for the years ended December 31, 2010, 2009 and 2008 was $170.2 million, $152.7 million and $162.6 million, respectively. Repairs and maintenance expenses including Dry-docking expenses were $60.9 million, $50.5 million and $72.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Ships under construction include progress payments to the shipyard, planning and design fees, loan interest and commitment fees and other associated costs. Interest costs associated with the construction of ships are capitalized during the construction period and amounted to $8.6 million, $12.1 million and $4.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

In 2009, we transferred Norwegian Sky to Genting HK which settled our $280.7 million liability. In 2008, one of our subsidiaries, F3 One, Ltd., cancelled the contract to build an F3 ship and we recorded an impairment loss of $128.8 million in connection with the cancellation of this contract in our 2008 consolidated statement of operations. This loss includes payments to the shipyard, write-offs of loan and deferred financing fees as well as capitalized interest of $9.9 million.

4. Long-Term Debt

Long-term debt consisted of the following:

	Interest Rate (1) December 31,			December 31,
	2010	2009	Maturities	2010	2009
				(in thousands)
€662.9 million Norwegian Epic Term Loan (2)	2.63%	—	2022	$783,624	$—
€624.0 million Norwegian Pearl and Norwegian Gem Revolving Credit Facility (2)	3.40%	2.34%	2018 - 2019	623,678	722,905
$450.0 million 11.75% Senior Secured Notes (3)	11.75%	11.75%	2016	445,334	444,819
$750.0 million Senior Secured Revolving Credit Facility	4.31%	4.34%	2015	307,000	543,300
€308.1 million Pride of Hawai’i Loan (2)	2.08%	1.72%	2018	284,449	353,384
$250.0 million 9.50% Senior Unsecured Notes	9.50%	—	2018	250,000	—
$334.1 million Norwegian Jewel Term Loan	3.04% - 6.86%	3.18% - 6.36%	2017	192,128	229,685
€258.0 million Pride of America Hermes Loan (2)	3.05% - 6.47%	2.51% - 5.97%	2017	180,153	215,988
€529.8 million Breakaway One Loan (2)	1.90%	—	2025	49,768	—
€529.8 million Breakaway Two Loan (2)	4.50%	—	2026	49,768	—
€40.0 million Pride of America Commercial Loan (2)	3.05% - 7.35%	2.51% - 6.85%	2017	27,384	32,831
Capital lease obligations	3.75% - 4.74%	3.81% - 4.74%	2012	10,799	14,779

Total debt				3,204,085	2,557,691
Less: current portion of long-term debt, including capital lease obligations				(78,237)	(3,586)

Total long-term debt				$3,125,848	$2,554,105

(1)	In connection with a 2009 amendment to certain of our term loans and revolving credit facilities, variable margins and fixed rates increased in 2010 by 50 basis points through maturity of such loans.
(2)	Currently U.S. dollar-denominated.
(3)	Net of unamortized original issue discount of $4.7 million and $5.2 million at December 31, 2010 and 2009, respectively.

In November 2010, we entered into agreements with a syndicate of banks to provide for financing (the “Newbuild Financing Arrangements”) for approximately 90% of the contract price of two new ships. The Newbuild Financing Arrangements are composed of two export credit facilities and two related term loan facilities. The export credit facilities represent aggregate commitments of up to approximately €1,060 million, or $1,419 million based on the euro/U.S. dollar exchange rate as of December 31, 2010, and each export credit facility is secured by, among other things, a first priority security interest in the relevant new ship and a guarantee by NCL Corporation Ltd. The export credit facilities will mature 12 years after delivery of the respective ship and the first facility bears interest at Libor plus 1.6% and the second facility is at a fixed rate of 4.5%. The two term loan facilities provide for borrowings by each of Norwegian Jewel Limited and Pride of Hawaii, LLC, with aggregate capacity of up to approximately €126 million, or $169 million based on the euro/U.S. dollar exchange rate as of December 31, 2010. Each term loan facility is secured by, among other things, subordinated security interests in Norwegian Jewel, with a carrying value of $358.8 million, and Norwegian Jade, with a carrying value of $425.8 million, respectively, and a guarantee by NCL Corporation Ltd. The term loans mature three years after ship delivery and both have a Libor plus 1.6% interest rate. In connection with entering into the agreement for the new ships, we prepaid $100.0 million on certain of our other existing senior secured credit facilities.

In November 2010, we issued $250.0 million aggregate principal amount of 9.50% Senior Notes due 2018 in a private offering which has registration rights. The net proceeds from the offering were used to repay $147.0 million of certain of our secured term loans, $94.7 million of our senior secured revolving credit facility and $0.2 million of our capital lease obligations.

In June 2010, we took delivery of Norwegian Epic. To finance the purchase, we drew in full $812.9 million of our related term loan. The loan has a 12-year term with semi-annual amortization and bears interest at LIBOR plus 2.175% for the first twelve months and LIBOR plus 1.675% thereafter.

Costs incurred in connection with the arranging of loan financing have been deferred and are amortized over the life of the loan agreement. The amortization included in interest expense was $26.8 million (including $6.4 million write-off of deferred financing fees), $23.2 million (including $6.7 million write-off of deferred financing fees) and $13.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of December 31, 2010. There are no restrictions in the agreements that limit intercompany borrowings or dividends between our subsidiaries that would impact our ability to meet our cash obligations.

The following are scheduled principal repayments on long-term debt including capital lease obligations as of December 31, 2010 for each of the next five years (in thousands):

Year	Amount
2011	$78,237
2012	199,595
2013	211,509
2014	219,929
2015	557,513
Thereafter	1,937,302

Total	$3,204,085

We had an accrued interest liability of $22.0 million and $19.5 million as of December 31, 2010 and 2009, respectively.

5. Related Party Disclosures

Transactions with Genting HK, the Apollo Funds and the TPG Viking Funds

As of December 31, 2010, our shareholders and their share ownership were as follows:

Shareholder	Number of Shares	Percentage Ownership
Genting HK (1)	10,500,000	50.0%
Apollo Funds (2)	7,875,000	37.5%
TPG Viking Funds (3)	2,625,000	12.5%

(1)	Genting HK owns its ordinary shares indirectly through Star NCLC Holdings Ltd., a Bermuda wholly-owned subsidiary.
(2)	The Apollo Funds own their ordinary shares indirectly through NCL Investment Ltd., a Bermuda company (2,795,968 ordinary shares) and NCL Investment II Ltd., a Cayman Islands company (5,079,032 ordinary shares).
(3)	The TPG Viking Funds own their ordinary shares through TPG Viking I, L.P., a Cayman Islands exempted limited partnership (1,957,525 ordinary shares), TPG Viking II, L.P., a Cayman Islands exempted limited partnership (576,118 ordinary shares) and TPG Viking AIV-III, L.P., a Delaware limited partnership (91,357 ordinary shares).

In July 2010, we agreed to extend the Charter of Norwegian Sky from Genting HK to December 31, 2012. The agreement includes two one-year extension options which require the mutual consent of each party. The new agreement also provides us with an option to purchase the ship during the Charter period.

In November 2009, we returned Norwegian Majesty, which had been operated by us pursuant to a Charter arrangement, to Genting HK.

In July 2009, we entered into an agreement with Harrah’s Operating Company, Inc. (now known as Caesars Entertainment Operating Corporation) establishing a marketing alliance which incorporates marketing resources and cross company marketing, purchasing and loyalty programs as well as customer and business intelligence capabilities for a term of three years. Caesars Entertainment Operating Corporation is owned by Affiliates of both Apollo and TPG Capital.

In April 2009, we received $15.1 million from Genting HK for reimbursements in connection with improvements to Norwegian Dream which left our fleet upon expiration of the relevant Charter agreement.

In April 2009, we increased our authorized share capital from $30,000 to $48,000 by authorizing 15,000,000 additional ordinary shares of $.0012 par value, resulting in an aggregate authorized share capital of 40,000,000 ordinary shares of $.0012 par value. Following this increase, we received $100.0 million from our shareholders and issued an additional 1,000,000 ordinary shares of $.0012 par value to our shareholders pro rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of December 31, 2010.

On January 7, 2008, the Apollo Funds became the owner of 50% of our outstanding ordinary shares pursuant to the Subscription Agreement, as defined below, and an assignment agreement dated January 7, 2008 by and among us, NCL Investment Ltd. and NCL Investment II Ltd. (with respect to the assignment agreement only), each an affiliate of the Apollo Funds, and Genting HK. On January 8, 2008, the TPG Viking Funds acquired, in the aggregate, 12.5% of our outstanding ordinary shares from the Apollo Funds for $250.0 million. Prior to these transactions, Genting HK owned 100% of our ordinary shares. Pursuant to a shareholders’ agreement, dated August 17, 2007, among us, Genting HK and NCL Investment Ltd. (the “Shareholders’ Agreement”), Genting HK, subject to certain consent rights, has granted to the Apollo Funds the right to vote its ordinary shares. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd. and Star NCLC Holdings Ltd. (on January 7, 2008) along with the TPG Viking Funds (on January 8, 2008) have become parties to the Shareholders’ Agreement through separate joinder agreements. Each of the TPG Viking Funds which purchased ordinary shares is considered a permitted transferee of the Apollo Funds and all ordinary shares purchased by the TPG Viking Funds are deemed owned by the Apollo Funds under the Shareholders’ Agreement.

The Reimbursement and Distribution Agreement

On August 17, 2007, we entered into a Reimbursement and Distribution Agreement (“RDA”) with NCL Investment Ltd. and Genting HK which sets out arrangements in relation to the NCLA Business, including the subsidizing by Genting HK of certain losses and expenses of NCLA. The RDA became effective on January 7, 2008. Pursuant to the RDA, we withdrew Pride of Aloha from the Hawaii market effective May 11, 2008. Although we were required under the terms of the RDA to transfer Pride of Aloha to Genting HK, the parties subsequently agreed to re-flag Pride of Aloha into our international fleet and consequently we renamed and launched the ship as Norwegian Sky. Accordingly, as of December 31, 2008, in lieu of returning the ship, we recorded a liability to Genting HK in the amount of $280.7 million which was the net book value of Pride of Aloha as of December 31, 2008. As a result of the decision to withdraw Pride of Aloha from the Hawaii market, Genting HK was obligated to reimburse us for certain losses and expenses related to NCLA which totaled $56.0 million through December 31, 2008, which were paid to us in January 2009. Also, in January 2009, we transferred Norwegian Sky to Genting HK per the terms of the RDA, which settled the $280.7 million liability to Genting HK as of December 31, 2008. We entered into an additional agreement with Genting HK to Charter Norwegian Sky.

Amounts due to Genting HK as of December 31, 2008 of $210.1 million, which were settled in January 2009, represent amounts primarily in connection with the RDA for $280.7 million. For the year ended December 31, 2007, $3.7 million was reimbursed to us by Genting HK for ship-related costs.

In addition, in 2008, we paid Genting HK $196.9 million in connection with the terms of the RDA through a borrowing on a then existing senior secured revolving credit facility.

In June 2009, in connection with the RDA, we agreed with Genting HK to assume and pay any and all costs and expenses related to the maintenance, lay up or docking of the S.S. United States incurred on or prior to December 31, 2009. As part of this transaction, Genting HK agreed that we had satisfied in full our obligations under the RDA and they waived their rights, including title and ownership of, and any sale proceeds of, any assets (other than the S.S. United States) of the NCLA Business including all assets related to our Polynesian Adventure Tours operations. This distribution of the S.S. United States to Genting HK resulted in an equity transaction which reduced property and equipment and additional paid-in capital by $15.0 million.

In December 2009, we reduced additional paid-in capital by $3.5 million pertaining to certain estimated tax positions relating to transactions amongst entities under common control.

The Shareholders’ Agreement

On August 17, 2007, NCL Investment Ltd., Genting HK and the Company entered into the Shareholders’ Agreement to regulate the affairs relating to our management and the rights and obligations of the Apollo Funds and Genting HK as shareholders. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd. and Star NCLC Holdings Ltd., a wholly-owned subsidiary of Genting HK, along with the TPG Viking Funds have become parties to the Shareholders’ Agreement through separate joinder agreements.

The Apollo Funds and Genting HK were, up until July 2008, entitled to appoint three and two members to the Board of Directors, respectively. Pursuant to a separate agreement between the Apollo Funds and the TPG Viking Funds, the TPG Viking Funds are entitled to designate a non-voting observer who is permitted to attend meetings of the Board of Directors. In July 2008, an amendment to the Shareholders’ Agreement increased the number of members serving on the Board of Directors by two additional members. As a result, the Apollo Funds and Genting HK have increased their representation to appoint four and three members, respectively.

Subject to Genting HK consent rights as described below, the Apollo Funds have the right to vote the shares held by Genting HK. In the event that the ratio of the aggregate holding of equity securities of the Apollo Funds (and certain of their permitted transferees) to the holding of equity securities of Genting HK (and certain of their permitted transferees, including the TPG Viking Funds) falls below 0.6, these rights will cease.

Provided the shareholding ratios (as described above) remain, certain reserved matters may not be carried out without the prior consent of Genting HK, which include, among others, the following:

•	any acquisitions or divestitures with the aggregate consideration paid or received exceeding $200.0 million;

•

the primary issuance by us of equity securities in a public offering (other than in the case of the initial public offering of primary ordinary shares, if the number of ordinary shares proposed to be issued in the initial public offering does not exceed 20% of the ordinary shares that would be outstanding after giving effect to the initial public offering);

•	the issuance by us of equity securities in a private offering to third parties, subject to limited exceptions;

•	any capital expenditures with the aggregate amount exceeding $20.0 million;

•	declaring or paying any non-pro rata dividends or distributions;

•	any changes to our memorandum of association or bye-laws; and

•	hiring a new chief executive officer of the Company, provided, however, such consent should not be unreasonably withheld.

Subject to limited exceptions, each shareholder shall have the right to participate on a pro rata basis in any issue of new shares. In addition, the Apollo Funds and Genting HK have the right to make written requests to us to register and thereby transfer all or a portion of its equity securities in us through share offerings, provided that the initial registration may only be made in connection with an underwritten public offering of ordinary shares in which the managing underwriter is a nationally recognized “bulge bracket” investment bank and following which (i) we reasonably expect to qualify for the exemption from U.S. Federal income tax set forth in Section 883 of the Internal Revenue Code of 1986, as amended, or any successor provision and (ii) such ordinary shares are listed on a national securities exchange (a “Qualified Public Offering”). Following an initial public offering, the TPG Viking Funds will also have certain registration rights.

Unless a Qualified Public Offering has occurred whereby the Apollo Funds sells any of their shares or any initial public offering of our primary ordinary shares has occurred to which Genting HK has not given its prior written consent, at any time after 54 months from January 7, 2008, the Apollo Funds shall be entitled to sell all, but not less than all, of its equity securities to a third party in cash, provided that the Apollo Funds shall first offer Genting HK the right to acquire (or cause one or more of its designees to acquire) such equity securities on such terms and conditions as may be specified by the Apollo Funds. Additionally, the Shareholders’ Agreement contains certain drag along and tag along rights.

The Subscription Agreement

On August 17, 2007, Genting HK, NCL Investment Ltd. and we entered into a subscription agreement (the “Subscription Agreement”) which set out the terms for the $1.0 billion equity investment by, and issuance of shares to, NCL Investment Ltd. NCL Investment Ltd. assigned to NCL Investment II Ltd. a portion of its rights and obligations under the Subscription Agreement pursuant to an assignment agreement dated January 7, 2008.

Under the Subscription Agreement, we and Genting HK have agreed to cooperate with each other in developing our respective cruise line businesses, provided that such obligations to cooperate do not extend to any such efforts that could reasonably be expected to have an adverse effect on the operation or prospects of such party’s respective cruise line business.

In addition, subject to the terms below, NCL Investment Ltd. and Genting HK have indemnified each other for certain losses arising from breaches of representations, warranties and covenants made by us, Genting HK and NCL Investment Ltd. Both NCL Investment Ltd.’s and Genting HK’s indemnity obligations relating to breaches of representations and warranties are limited to losses relating to breaches of fundamental representations and warranties to the extent such breaches occurred prior to or on April 30, 2008, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations and except as set forth herein. In addition, Genting HK is obligated to indemnify NCL Investment Ltd. and its affiliates for losses relating to certain undisclosed liabilities, provided that such obligations are limited to those undisclosed liabilities that existed as of January 7, 2008 and of which Genting HK had actual knowledge on such date. Genting HK’s indemnity obligations relating to undisclosed liabilities shall not exceed $20.0 million, either individually or in the aggregate, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations.

Genting HK may elect in its sole discretion to satisfy all or a portion of its indemnity obligations in cash or by causing the Company to issue additional ordinary shares of the Company to NCL Investment Ltd.

6. Financial Instruments

Reported fair values are based on a variety of factors and assumptions; therefore, they may not represent actual values of the financial instruments that could have been realized as of the balance sheet date or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. Our financial instruments are not held for trading or speculative purposes.

Our exposure under interest rate and fuel hedging agreements is limited to the cost of replacing the contracts in the event of non-performance by the counterparties to the contracts. To minimize this risk, we select counterparties with credit risks acceptable to us.

The following are the fair values and methods used to estimate the fair values of our financial instruments:

Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents approximate their fair values due to the short-term maturity of these instruments.

Long-Term Debt

As of December 31, 2010 and 2009, the fair value of our long-term debt, including the current portion, was $3,263.7 million and $2,483.1 million, respectively, which was $59.6 million more and $74.6 million less, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term variable rate debt is the potential increase in interest expense from an increase in interest rates.

Derivatives

As of December 31, 2010 our derivative instruments consisted of fuel swaps which were used to mitigate the financial impact of increases in fuel prices and were designated as hedging instruments (“cash flow hedges”) through June 30, 2012. As of December 31, 2010, 2009 and 2008, the fuel swaps pertained to 248.6 thousand metric tons, 302.5 thousand metric tons and 78.2 thousand metric tons, respectively, of our projected fuel purchases. We also had option contracts designated as cash flow hedges to hedge the exposure to foreign currency exchange rate risk related to our ship construction firm commitments denominated in euros. The notional amount of our option contracts was €150.0 million, $200.8 million based on the euro/U.S dollar exchange rate as of December 31, 2010.

As of December 31, 2009 and 2008, our derivative instruments consisted of an interest rate swap and fuel swaps. We entered into an interest rate swap agreement to mitigate our exposure to interest rate movements and to manage our interest expense. As of December 31, 2009 and 2008, the notional amount of outstanding debt related to the interest rate swap was $400.0 million.

Fair value of our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1	Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2	Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3	Significant unobservable inputs we believe market participants would use in pricing the asset or liability based on the best information available.

The following table sets forth our derivatives measured at fair value and discloses the balance sheet location (in thousands).

	December 31,
	2010	2009
Fuel swaps designated as hedging instruments:
Prepaid expenses and other assets	$10,694	$8,977
Other long-term assets	651	—

Option contracts designated as hedging instruments:
Other long-term liabilities	1,105	—

Interest rate swap not designated as a hedging instrument:
Accrued expenses and other liabilities	—	10,086

These derivatives were categorized as Level 2 in the fair value hierarchy, and we had no derivatives or other financial instruments categorized as Level 1 or Level 3.

We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of hedged items. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative instrument and the hedged item. Cash flows from the derivative instrument are classified in the same category as the cash flows from the underlying hedged item. The determination of ineffectiveness is based on the amount of dollar offset between the change in fair value of the derivative instrument and the change in fair value of the hedged item at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge then the change in fair value is recognized in earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit-risk-related contingent features in our derivative agreements.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty non-performance under derivative instruments and our revolving credit facility, is not considered significant, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well-established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate non-performance by any of our significant counterparties.

The changes in fair value of fuel swaps which were designated as cash flow hedges were as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Income recognized to other comprehensive income—effective portion	$—	$1,625	$—
Income recognized to other income (expense)—ineffective portion	140	170	—

Total income related to derivatives designated as cash flow hedges	$140	$1,795	$—

The changes in fair value of the option contracts which were designated as cash flow hedges were as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Income recognized to other income (expense)-ineffective portion	$21	$—	$—

The changes in fair value of derivatives not designated as hedging instruments were recognized in other income (expense) as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Interest rate swap	$(623)	$(5,527)	$(9,365)
Foreign currency forward contracts	(33,061)	20,583	1,105
Fuel derivative contracts	—	20,399	(86,161)

Total income (loss) related to derivatives not designated as hedging instruments	$(33,684)	$35,455	$(94,421)

Foreign Currency Contracts

As of December 31, 2010 and 2009, we did not have any foreign currency forward contracts. As of December 31, 2008, we had foreign currency forward contracts related to euro-denominated contractual obligations with an aggregate notional amount of $66.4 million maturing through October 2009. Our exposure to market risk for fluctuations in foreign currency exchange rates related to our ship construction contract. We use foreign currency forward contracts and purchase options to mitigate the impact of fluctuations in foreign currency exchange rates.

Interest Rate Swap

Our exposure to market risk for changes in interest rates relates to our long-term debt obligations. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term variable rate debt is the potential increase in interest expense from an increase in interest rates. As of December 31, 2009 and 2008, our interest rate swap agreement effectively changed $400.0 million of LIBOR-based variable rate debt to 2.98% fixed rate debt through October 2010.

Non-recurring Measurements of Non-financial Assets

Goodwill and other long-lived assets, principally tradenames, are reviewed for impairment on an annual basis or earlier if there is an event or change in circumstances that would indicate that the carrying value of these assets could not be fully recovered.

If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections considered necessary. The estimation of fair value measured by discounting expected future cash flows at discount rates commensurate with the risk involved are considered Level 3 inputs. We do not believe that we have any impairment to our goodwill or tradenames as of December 31, 2010. We believe our estimates and judgments with respect to our goodwill and tradenames are reasonable. Nonetheless, if there was a material change in assumptions used in the determination of such fair values or if there is a material change in the conditions or circumstances that influence such assets, we could be required to record an impairment charge.

7. Employee Benefits and Share Option Plans

Profits Sharing Agreement

In 2009, we adopted a profits sharing agreement which authorizes us to grant profits interests in the Company to certain key employees. These interests generally vest with the holders based on a combination of performance-based and time-based vesting metrics, each as specified in the profits sharing agreement and each holder’s award agreement. The Apollo Funds, Genting HK and the TPG Viking Funds are entitled to initially receive any distributions made by the Company, pro rata based on their shareholdings in the Company. Once the Apollo Funds, Genting HK and the TPG Viking Funds receive distributions in excess of certain hurdle amounts specified in the profits sharing agreement and each holder’s award agreement, each vested profits interest award generally entitles the holder of such award to a portion of such excess distribution amount. At our sole discretion, the settlement of each award is expected to be in the form of ordinary shares, options or a combination thereof, which results in equity award classification.

In 2009, profits interests, generally consisting of fifty percent of “Time-Based Units” (“TBUs”) and fifty percent of “Performance-Based Units” (“PBUs”), were granted to senior management. The TBUs vest over five years commencing on the later of January 7, 2008 or the employee’s employment start date. Upon a distribution event, the vesting amount of the PBUs is based on the amount of proceeds that are realized above certain hurdles.

The termination of employment results in forfeiture of any non-vested TBUs and all PBUs. TBUs that are vested can be either continued by the Company or cancelled and paid to the employee. Cancellation can take place anytime after termination but not before two years after the grant date.

The fair value of the profits interests was computed using a binomial (lattice) model using the following assumptions:

	Year Ended December 31,
	2010	2009
Dividend yield	0%	0%
Expected stock price volatility	50.00%	59.20%
Risk-free interest rate	1.41%	3.39%
Expected unit life	3 years	3 years

Expected stock price volatility was based on annual volatilities of comparable companies in our industry based on three years of historical data. Risk-free interest rates were adjusted to the average risk-free rates applicable at the grant date. The expected unit life was calculated with the expectation of a distribution event occurring within a three-year period. We estimated forfeitures based on our historical termination rates for the last three years.

The aggregate fair value for the profits interests as of December 31, 2010 was comprised of $9.6 million for PBUs and $7.8 million for TBUs. Total compensation expense recognized for the years ended December 31, 2010 and 2009 was $2.5 million and $3.7 million, respectively, and was recorded in marketing, general and administrative expense. As of December 31, 2010, there was $1.6 million of total unrecognized compensation expense related to TBU non-vested shares. As of December 31, 2010, there was no aggregate intrinsic value of options outstanding and exercisable.

Pertinent information covering the profits interests pursuant to the profits sharing agreement were as follows:

	Number of Shares		TBUs Weighted- Average Price	PBUs Weighted- Average Price
	TBUs	PBUs
Outstanding as of December 31, 2009	303,700	295,500	$21.94	$22.81
Granted	97,500	197,500	$8.88	$12.85
Forfeited	(38,100)	(47,500)	$11.85	$22.90

Outstanding as of December 31, 2010	363,100	445,500	$19.67	$18.40

Vested as of December 31, 2010	110,800	—	$24.18	$—

Non-vested as of December 31, 2010	252,300	445,500	$17.68	$18.40

Share option scheme for shares of Genting HK

Share options that are exercisable for shares of Genting HK have been granted to certain directors and employees of Genting HK and NCL under the “Star Cruises Employees Share Option Scheme for Executives” which was originally adopted by Genting HK on April 16, 1997 prior to the listing of its ordinary shares on The Stock Exchange of Hong Kong Limited and the Share Option Scheme adopted by Genting HK on August 23, 2000 (as effected on November 30, 2000 and amended on May 22, 2002 the “Post-Listing Employee Share Option Scheme”).

As of December 31, 2010, outstanding and exercisable share options granted to NCL’s employees under the Post-Listing Employee Share Option Scheme totaled 39,525,827 with a weighted-average exercise price of $0.34 per share, including 2,595,853 and 542,757 granted to a former executive officer and director, respectively. Total compensation expense for options issued under the Pre-Listing Employee Share Option Scheme and the Post-Listing Share Option Scheme was $0.8 million for the year ended December 31, 2008. As of December 31, 2008, all compensation expense had been recognized.

There were no options granted or modified during 2010, 2009 and 2008.

Pertinent information covering the options granted pursuant to the Post-Listing Employee Share Option Scheme were as follows:

	Number of Shares	Option Price	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Expiration Date
Outstanding as of December 31, 2010	39,525,827	$0.21-$0.36	$0.34	1.99	2012-14

Options exercisable at December 31, 2010	39,525,827	$0.21-$0.36	$0.34	1.99

Significant option groups outstanding as of December 31, 2010 and related price and life information was as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Outstanding at December 31, 2010	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Exercisable at December 31, 2010	Weighted- Average Exercise Price
$0.36	32,849,321	$0.36	1.65	32,849,321	$0.36
$0.21	6,676,506	$0.21	3.65	6,676,506	$0.21

	39,525,827	$0.34	1.99	39,525,827	$0.34

As of December 31, 2010, the intrinsic value of options outstanding and exercisable was $3.0 million for the options priced at $0.36 and $1.6 million for the options priced at $0.21.

Employee Benefit Plans

Certain of our employees are employed pursuant to agreements that provide for severance payments. Severance is generally only payable upon an involuntary termination of the employee’s employment by us without cause or a termination by the employee for good reason. Severance generally includes a cash payment based on the employee’s base salary, and our payment of the employee’s continued medical benefits for the applicable severance period. During 2008, we entered into a severance agreement with our former chief executive officer and recognized costs associated with this of $25.3 million. As of December 31, 2010, the remaining liability was $13.8 million, which includes a fully vested co-investment profits interest award granted under the profits sharing agreement described above.

We maintain annual incentive bonus plans for our executive officers and other key employees. Bonuses under these plans become earned and payable based on both the Company’s and each individual’s performance during the applicable performance period and the individual’s continued employment. Company performance criteria include the attainment of certain financial targets and other strategic objectives.

We maintain a 401(k) Plan for our shoreside employees, including our executive officers. Participants may contribute up to 100% of eligible compensation each pay period, subject to certain limitations. We make matching contributions equal to 100% of the first 3% and 50% of the next 4% - 10% of each participant’s contributions, and our matching contributions may not exceed 6% of each participant’s compensation. Our matching contributions are vested according to a five-year schedule. The 401(k) Plan is subject to the provisions of ERISA and is intended to be qualified under section 401(a) of the U.S. Internal Revenue Code (the “Code”).

Our contributions are reduced by contributions forfeited by those employees who leave the 401(k) Plan prior to vesting fully in the contributions. Forfeited contributions of $0.2 million, $0.3 million and $0.2 million were utilized in each of the years ended December 31, 2010, 2009 and 2008, respectively.

We maintain a Supplemental Executive Retirement Plan (“SERP”), which is a legacy unfunded defined contribution plan for certain of our executives who were employed by the Company in an executive capacity prior to 2008. The SERP was frozen to future participation following that date. The SERP provides for Company contributions on behalf of the participants to compensate them for the benefits that are limited under the 401(k) Plan. We credit participants under the SERP for amounts that would have been contributed by us to the Company’s previous Defined Contribution Retirement Plan and the former 401(k) Plan without regard to any limitations imposed by the Code. Participants do not make any elective contributions under this plan. As of December 31, 2010 and 2009, the aggregate balance of participants’ deferred compensation accounts under the SERP Plan was $0.9 million for each year. The SERP Plan is unfunded.

We recorded expenses related to the above 401(k) Plan and SERP of $2.7 million, $3.1million and $3.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Effective January 2009, we implemented the Norwegian Shipboard Retirement Plan (“Shipboard Retirement Plan”) which computes benefits based on years of service, subject to eligibility requirements of the Shipboard Retirement Plan. The Shipboard Retirement Plan is unfunded with no plan assets. The projected benefit obligation of $0.8 million was included in accrued expenses and other liabilities as of December 31, 2010 and $8.7 million and $8.0 million was included in other long-term liabilities in our consolidated balance sheet as of December 31, 2010 and 2009, respectively. The amounts related to the Shipboard Retirement Plan were as follows (in thousands).

	Year Ended December 31,
	2010	2009
Pension expense:
Service cost	$980	$991
Interest cost	481	496
Amortization of prior service cost	378	378
Gain	(29)	—

Total pension expense	$1,810	$1,865

Change in projected benefit obligation:
Projected benefit obligation	$8,016	$7,939
Service cost	980	991
Interest cost	481	496
Actuarial Gain	—	(1,410)

Projected benefit obligation	$9,477	$8,016

Amounts recognized in the consolidated balance sheet:
Projected benefit obligation	$9,477	$8,016

Amounts recognized in accumulated other comprehensive loss:
Prior service cost	$(7,183)	$(7,561)
Accumulated gain	1,381	1,410

Accumulated other comprehensive loss	$(5,802)	$(6,151)

The discount rates used in the net periodic benefit cost calculation for the years ended December 31, 2010 and 2009 are 5.5% and 6.0%, respectively, and the actuarial gain is amortized over 20.63 years. The discount rate is used to measure and recognize obligations, including adjustments to other comprehensive income, and to determine expense during the periods. It is determined by using bond indices which reflect yields on a broad maturity and industry universe of high-quality corporate bonds.

The pension benefits expected to be paid in each of the next five years and in aggregate for the five years thereafter are as follows (in thousands):

Year	Amount
2011	$838
2012	557
2013	556
2014	563
2015	584
Next five years	3,810

8. Income Taxes

We are incorporated in Bermuda, and our subsidiary, Arrasas Limited, is incorporated in the Isle of Man. Generally, we are not subject to income tax in respect of activities undertaken outside these countries.

Under current Bermuda law, we are not subject to tax on income or capital gains. We have received from the Minister of Finance under The Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 28, 2016. The Bermuda government announced that it intends to extend the period of time for which an assurance may be granted to 2035. Further details are expected to be forthcoming in early 2011.

We previously had operations in Norway through NCL Holdings ASA (“NCLH”) and its subsidiaries. Deferred tax assets and liabilities that relate to our Norwegian taxes were comprised of the following (in thousands):

	December 31,
	2010	2009
Deferred tax assets:
Loss carryforwards	$38,499	$42,249
Shares in NCL Cruises Ltd.	70,183	73,324
Pension obligation	479	541
Other	188	236

	109,349	116,350
Valuation allowance	(109,349)	(116,350)

Total net deferred taxes	$—	$—

Taxable losses can be carried forward indefinitely. Total losses available for carry forward related to NCLH as of December 31, 2010 and 2009 are $137.4 million and $150.9 million, respectively.

In January 2008, NCL Corporation Ltd. became a partnership for U.S. Federal income tax purposes and therefore incurs no U.S. Federal or State income tax liability. Each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. Federal income tax liability, regardless of whether or not cash distributions are made.

In connection with the RDA (we refer you to Note 5 “Related Party Disclosures”), in December 2009, NCL America Holdings, Inc. (NCLAH), the tax owner of the assets of our U.S.-flagged operation, was converted to a limited liability company (LLC) under Delaware law which resulted in a complete liquidation for U.S. income tax purposes. As a result, as of December 31, 2010 and 2009, we have no deferred tax assets, deferred tax liabilities or related valuation allowance on our balance sheet related to our U.S. subsidiaries, and our shareholders are subject to U.S. Federal income taxation with respect to income derived in respect of our U.S.-flagged operations.

9. Commitments and Contingencies

Operating Leases

We operate principally in leased premises. Total expense under non-cancelable operating lease commitments, primarily for offices, motor vehicles and office equipment was $12.4 million, $11.0 million and $11.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

As of December 31, 2010, minimum annual rentals for non-cancelable leases with initial or remaining terms in excess of one year were as follows (in thousands):

Year	Amount
2011	$7,329
2012	6,302
2013	6,246
2014	5,869
2015	5,199
Thereafter	19,945

Total	$50,890

Rental payments applicable to such operating leases are recognized on a straight-line basis over the term of the lease.

Ship Commitments

In September 2010, we reached an agreement with a shipyard to build two new next generation Freestyle Cruising ships with financing commitments in place from a syndicate of banks for export credit financing. These ships, each at 143,500 Gross Tons and capacity of approximately 4,000 Berths, are scheduled for delivery in the second quarter of 2013 and 2014, respectively. The aggregate contract price of the two ships is approximately €1.2 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of December 31, 2010. In connection with the contracts to build the two ships, we do not anticipate any contractual breaches or cancellation to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Material Litigation

In May 2008, we were served with a complaint in the Circuit Court of Miami-Dade County, Florida, by a former shipboard concessionaire for fraudulent inducement, equitable or promissory estoppel and breach of contract in connection with the termination of a shipboard concessionaire agreement. Discovery is ongoing. We believe that we have meritorious defenses to these claims and, accordingly, are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. We believe that we have meritorious defenses to these claims and, accordingly, are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

Port Facility Commitments

As of December 31, 2010, future commitments to pay for usage of certain port facilities were as follows (in thousands):

Year	Amount
2011	$22,330
2012	19,263
2013	18,654
2014	20,183
2015	21,091
Thereafter	53,237

Total	$154,758

The U.S. Federal Maritime Commission requires evidence of financial responsibility for those offering transportation on passenger ships operating out of U.S. ports to indemnify passengers in the event of non-performance of the transportation. Accordingly, we are required to maintain a $15.0 million third-party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. Proposed regulations would revise the financial requirements with respect to both death/injury and non-performance coverages. Also we have a legal requirement for us to maintain a security guarantee based on cruise business originated from the United Kingdom and have a bond with the Association of British Travel Agents currently valued at British Pound Sterling 2.1 million. We also are required to establish financial responsibility by other jurisdictions to meet liability in the event of non-performance of our obligations to passengers from those jurisdictions.

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. The amount of collateral may change based on certain terms and conditions. During the year ended December 31, 2010, our service providers released in aggregate $89.3 million of collateral which was included in other long-term assets in our consolidated balance sheet as of December 31, 2009.

10. Supplemental Cash Flow Information

For the years ended December 31, 2010, 2009 and 2008 we paid interest expense and related fees of $247.1 million, $150.4 million and $167.9 million, respectively.

For the year ended December 31, 2010, we had non-cash operating activities of $1.7 million in connection with cash flow hedges. For the year ended December 31, 2009, we had non-cash financing activities of $297.8 million in connection with the transfers of Norwegian Sky, Norwegian Majesty and Norwegian Dream, as well as the distribution of the S.S. United States to Genting HK. We also had $3.5 million pertaining to certain estimated tax positions relating to transactions amongst entities under common control. In addition, we had $37.1 million of deferred financing fees capitalized and accrued associated with amendments to our debt agreements (we refer you to Note 4 “Long-Term Debt”), $6.9 million of non-cash activities in connection with our Shipboard Retirement Plan (we refer you to Note 7 “Employee Benefit Plans”), $8.5 million in connection with fuel derivative cash flow hedges, and $1.0 million for a note receivable.

For the years ended December 31, 2010 and 2008, we had no non-cash activities related to capital leases. For the year ended December 31, 2009 we had non-cash investing activities related to capital leases of $6.6 million.

11. Guarantor Subsidiaries

Our $450.0 million 11.75% Senior Secured Notes due 2016 are guaranteed by certain of our subsidiaries with first-priority mortgage liens on four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn, and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to those ships, subject to certain exceptions and permitted liens. These subsidiary guarantors are 100% owned subsidiaries of NCL Corporation Ltd. and have fully and unconditionally guaranteed our $450.0 million 11.75% Senior Secured Notes due 2016 on a joint and several basis.

The following condensed consolidating financial information for NCL Corporation Ltd., the non-guarantor subsidiaries and combined guarantor subsidiaries presents condensed consolidating statements of operations for the three years ended December 31, 2010, 2009 and 2008, condensed consolidating balance sheets as of December 31, 2010 and December 31, 2009 and condensed consolidating statements of cash flows for the years ended December 31, 2010, 2009 and 2008 using the equity method of accounting, as well as elimination entries necessary to consolidate the parent company and all of its subsidiaries.

The outstanding debt resides with the primary obligor. Interest expense was allocated based on the value of the ships, and marketing, general and administrative expense was allocated based on Capacity Days. Management fee represents the charge for the allocation of interest expense to the subsidiaries.

NCL Corporation Ltd.

Condensed Consolidating Statement of Operations

For the Year Ended December 31, 2010

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$452,920	$939,586	$—	$1,392,506
Onboard and other	—	198,919	420,703	—	619,622

Total revenue	—	651,839	1,360,289	—	2,012,128

Cruise operating expense
Commissions, transportation and other	—	129,827	249,828	—	379,655
Onboard and other	—	51,942	101,195	—	153,137
Payroll and related	—	83,272	182,118	—	265,390
Fuel	—	82,071	125,139	—	207,210
Food	—	39,163	74,901	—	114,064
Other	—	73,046	154,796	—	227,842

Total cruise operating expense	—	459,321	887,977	—	1,347,298

Other operating expense
Marketing, general and administrative	—	106,684	157,714	—	264,398
Depreciation and amortization	—	56,027	114,164	—	170,191

Total other operating expense	—	162,711	271,878	—	434,589

Operating income	—	29,807	200,434	—	230,241

Non-operating income (expense)
Interest income	3	—	97	—	100
Interest expense, net of capitalized interest	(107,631)	(29,854)	(143,918)	107,631	(173,772)
Management fee	107,631	—	—	(107,631)	—
Other expense	(33,498)	(192)	(262)	—	(33,952)
Equity in earnings of subsidiaries	56,112	—	—	(56,112)	—

Total non-operating income (expense)	22,617	(30,046)	(144,083)	(56,112)	(207,624)

Net income (loss)	$22,617	$(239)	$56,351	$(56,112)	$22,617

NCL Corporation Ltd.

Condensed Consolidating Statement of Operations

For the Year Ended December 31, 2009

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$424,863	$850,981	$—	$1,275,844
Onboard and other	—	193,810	385,550	—	579,360

Total revenue	—	618,673	1,236,531	—	1,855,204

Cruise operating expense
Commissions, transportation and other	—	130,050	246,986	—	377,036
Onboard and other	—	53,391	104,939	—	158,330
Payroll and related	—	79,678	172,748	—	252,426
Fuel	—	66,766	95,917	—	162,683
Food	—	42,619	76,280	—	118,899
Other	—	63,906	156,174	—	220,080

Total cruise operating expense	—	436,410	853,044	—	1,289,454

Other operating expense
Marketing, general and administrative	—	102,239	139,437	—	241,676
Depreciation and amortization	—	56,831	95,869	—	152,700

Total other operating expense	—	159,070	235,306	—	394,376

Operating income	—	23,193	148,181	—	171,374

Non-operating income (expense)
Interest income	1	—	835	—	836
Interest expense, net of capitalized interest	(67,063)	(23,153)	(92,197)	67,063	(115,350)
Management fee	67,063	—	—	(67,063)	—
Other income (expense)	(5,680)	624	15,429	—	10,373
Equity in earnings of subsidiaries	72,912	—	—	(72,912)	—

Total non-operating income (expense)	67,233	(22,529)	(75,933)	(72,912)	(104,141)

Net income	$67,233	$664	$72,248	$(72,912)	$67,233

NCL Corporation Ltd.

Condensed Consolidating Statement of Operations

For the Year Ended December 31, 2008

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$474,178	$1,027,468	$—	$1,501,646
Onboard and other	—	199,126	405,629	—	604,755

Total revenue	—	673,304	1,433,097	—	2,106,401

Cruise operating expense
Commissions, transportation and other	—	122,494	287,567	—	410,061
Onboard and other	—	55,405	127,412	—	182,817
Payroll and related	—	82,498	226,585	—	309,083
Fuel	—	99,602	158,660	—	258,262
Food	—	41,964	84,772	—	126,736
Other	—	87,987	203,535	—	291,522

Total cruise operating expense	—	489,950	1,088,531	—	1,578,481

Other operating expense
Marketing, general and administrative	—	111,132	188,695	—	299,827
Depreciation and amortization	—	56,533	106,032	—	162,565
Impairment loss	—	—	128,775	—	128,775

Total other operating expense	—	167,665	423,502	—	591,167

Operating income (loss)	—	15,689	(78,936)	—	(63,247)

Non-operating income (expense)
Interest income	—	—	2,796	—	2,796
Interest expense, net of capitalized interest	(95,438)	(32,950)	(119,414)	95,438	(152,364)
Management fee	95,438	—	—	(95,438)	—
Other income (expense)	94,041	(904)	(92,125)	—	1,012
Equity in loss of subsidiaries	(305,844)	—	—	305,844	—

Total non-operating income (expense)	(211,803)	(33,854)	(208,743)	305,844	(148,556)

Net loss	$(211,803)	$(18,165)	$(287,679)	$305,844	$(211,803)

NCL Corporation Ltd.

Condensed Consolidating Balance Sheet

As of December 31, 2010

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$7,833	$47,214	$—	$55,047
Accounts receivable, net	1,314	403	6,162	—	7,879
Due from Affiliate, net	2,625,297	—	—	(2,625,297)	—
Inventories	—	11,116	21,647	—	32,763
Prepaid expenses and other assets	10,943	4,741	18,010	—	33,694

Total current assets	2,637,554	24,093	93,033	(2,625,297)	129,383
Property and equipment, net	—	1,247,212	3,392,069	—	4,639,281
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	65,981	25	126,051	—	192,057
Investment in subsidiaries	83,985	—	—	(83,985)	—

Total assets	$3,390,312	$1,271,330	$3,611,153	$(2,709,282)	$5,563,513

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$—	$—	$78,237	$—	$78,237
Accounts payable	—	998	63,401	—	64,399
Accrued expenses and other liabilities	24,298	46,086	146,117	—	216,501
Due to Affiliate, net	—	782,961	1,842,336	(2,625,297)	—
Advance ticket sales	—	—	294,180	—	294,180

Total current liabilities	24,298	830,045	2,424,271	(2,625,297)	653,317
Long-term debt	1,626,012	—	1,499,836	—	3,125,848
Other long-term liabilities	8,334	2,038	42,308	—	52,680

Total liabilities	1,658,644	832,083	3,966,415	(2,625,297)	3,831,845

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,330,792	379,946	230,283	(610,229)	2,330,792
Accumulated other comprehensive income (loss)	4,309	—	(5,802)	5,802	4,309
Retained earnings (deficit)	(603,458)	59,277	(667,561)	608,284	(603,458)

Total shareholders’ equity	1,731,668	439,247	(355,262)	(83,985)	1,731,668

Total liabilities and shareholders’ equity	$3,390,312	$1,271,330	$3,611,153	$(2,709,282)	$5,563,513

NCL Corporation Ltd.

Condensed Consolidating Balance Sheet

As of December 31, 2009

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$9,903	$40,249	$—	$50,152
Accounts receivable, net	1,289	1,182	5,397	—	7,868
Due from Affiliate, net	2,752,379	—	—	(2,752,379)	—
Inventories	—	12,225	16,640	—	28,865
Prepaid expenses and other assets	6,051	9,603	49,023	—	64,677

Total current assets	2,759,719	32,913	111,309	(2,752,379)	151,562
Property and equipment, net	—	1,280,835	2,555,292	—	3,836,127
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	67,125	355	153,387	—	220,867
Investment in subsidiaries	25,043	—	—	(25,043)	—

Total assets	$3,454,679	$1,314,103	$2,819,988	$(2,777,422)	$4,811,348

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$—	$—	$3,586	$—	$3,586
Accounts payable	—	5,942	22,434	—	28,376
Accrued expenses and other liabilities	28,261	34,333	144,050	—	206,644
Due to Affiliate, net	—	834,342	1,918,037	(2,752,379)	—
Advance ticket sales	—	—	255,432	—	255,432

Total current liabilities	28,261	874,617	2,343,539	(2,752,379)	494,038
Long-term debt	1,711,023	—	843,082	—	2,554,105
Other long-term liabilities	10,844	—	47,810	—	58,654

Total liabilities	1,750,128	874,617	3,234,431	(2,752,379)	3,106,797

Commitments and contingencies
Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,328,302	379,946	227,802	(607,748)	2,328,302
Accumulated other comprehensive income (loss)	2,299	—	(6,151)	6,151	2,299
Retained earnings (deficit)	(626,075)	59,516	(723,912)	664,396	(626,075)

Total shareholders’ equity	1,704,551	439,486	(414,443)	(25,043)	1,704,551

Total liabilities and shareholders’ equity	$3,454,679	$1,314,103	$2,819,988	$(2,777,422)	$4,811,348

NCL Corporation Ltd.

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2010

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income	$22,617	$(239)	$56,351	$(56,112)	$22,617
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense	10,768	56,027	125,118	—	191,913
Gain on derivatives	603	—	—	—	603
Write-off of deferred financing fees	1,751	—	4,659	—	6,410
Share-based compensation expense	—	—	2,520	—	2,520
Equity in earnings of subsidiaries	(56,112)	—	—	56,112	—
Changes in operating assets and liabilities:
Accounts receivable, net	(25)	779	(765)	—	(11)
Inventories	—	1,109	(5,007)	—	(3,898)
Prepaid expenses and other assets	(3,849)	5,192	119,493	—	120,836
Accounts payable	—	(4,944)	40,967	—	36,023
Accrued expenses and other liabilities	(8,341)	13,791	(2,265)	—	3,185
Advance ticket sales	—	—	38,748	—	38,748

Net cash provided by (used in) operating activities	(32,588)	71,715	379,819	—	418,946

Cash flows from investing activities
Additions to property and equipment	—	(22,404)	(955,062)	—	(977,466)
Changes in restricted cash	—	—	8,526	—	8,526

Net cash used in investing activities	—	(22,404)	(946,536)	—	(968,940)

Cash flows from financing activities
Repayments of long-term debt	(774,526)	—	(181,254)	—	(955,780)
Proceeds from long-term debt	689,000	—	912,659	—	1,601,659
Transactions with Affiliate, net	127,121	(51,381)	(72,789)	—	2,951
Other, primarily deferred financing fees	(9,007)	—	(84,934)	—	(93,941)

Net cash provided by (used in) financing activities	32,588	(51,381)	573,682	—	554,889

Net increase (decrease) in cash and cash equivalents	—	(2,070)	6,965	—	4,895
Cash and cash equivalents at beginning of year	—	9,903	40,249		50,152

Cash and cash equivalents at end of year	$—	$7,833	$47,214	$—	$55,047

NCL Corporation Ltd.

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2009

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income	$67,233	$664	$72,248	$(72,912)	$67,233
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense	9,456	56,831	103,414	—	169,701
Loss on translation of debt	—	—	22,677	—	22,677
Gain on derivatives	—	—	(35,488)	—	(35,488)
Write-off of deferred financing fees	6,744	—	—	—	6,744
Share-based compensation expense	—	1,541	2,534	—	4,075
Equity in earnings of subsidiaries	(72,912)	—	—	72,912	—
Changes in operating assets and liabilities:
Accounts receivable, net	(1,289)	(630)	1,387	—	(532)
Inventories	—	(498)	1,127	—	629
Prepaid expenses and other assets	3,917	1,659	(96,181)	—	(90,605)
Accounts payable	—	5,271	(47,307)	—	(42,036)
Accrued expenses and other liabilities	1,156	(8,233)	(49,389)	—	(56,466)
Advance ticket sales	—	—	4,794	—	4,794

Net cash provided by (used in) operating activities	14,305	56,605	(20,184)	—	50,726

Cash flows from investing activities
Additions to property and equipment	—	(11,168)	(150,670)	—	(161,838)
Changes in restricted cash	—	—	(4,735)	—	(4,735)

Net cash used in investing activities	—	(11,168)	(155,405)	—	(166,573)

Cash flows from financing activities
Repayments of long-term debt	(1,232,715)	—	(16,349)	—	(1,249,064)
Proceeds from long-term debt	1,121,021	—	—	—	1,121,021
Transactions with Affiliate, net	54,979	(43,031)	59,593	—	71,541
Contribution from Affiliates, net	100,000	—	—	—	100,000
Other, primarily deferred financing fees	(57,945)	—	(5,271)	—	(63,216)

Net cash provided by (used in) financing activities	(14,660)	(43,031)	37,973	—	(19,718)

Net increase (decrease) in cash and cash equivalents	(355)	2,406	(137,616)	—	(135,565)
Cash and cash equivalents at beginning of year	355	7,497	177,865		185,717

Cash and cash equivalents at end of year	$—	$9,903	$40,249	$—	$50,152

NCL Corporation Ltd.

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2008

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net loss	$(211,803)	$(18,165)	$(287,679)	$305,844	$(211,803)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	—	56,533	106,032	—	162,565
Impairment loss	—	—	128,775	—	128,775
Gain on translation of debt	(96,906)	—	(14,558)	—	(111,464)
Loss on derivatives	—	—	101,511	—	101,511
Write-off of deferred financing fees	6,788	—	—	—	6,788
Share-based compensation expense	—	294	571	—	865
Equity in loss of subsidiaries	305,844	—	—	(305,844)	—
Changes in operating assets and liabilities:
Accounts receivable, net	257	(405)	2,274	—	2,126
Inventories	—	774	11,729	—	12,503
Prepaid expenses and other assets	4,346	(7,153)	(12,516)	—	(15,323)
Accounts payable	—	(515)	(17,788)	—	(18,303)
Accrued expenses and other liabilities	(7,485)	18,720	(10,608)	—	627
Advance ticket sales	—	—	(82,164)	—	(82,164)

Net cash provided by (used in) operating activities	1,041	50,083	(74,421)	—	(23,297)

Cash flows from investing activities
Additions to property and equipment	—	(11,046)	(152,561)	—	(163,607)
Changes in restricted cash	—	—	(2,629)	—	(2,629)

Net cash used in investing activities	—	(11,046)	(155,190)	—	(166,236)

Cash flows from financing activities
Repayments of long-term debt	(1,428,523)	—	(95,572)	—	(1,524,095)
Proceeds from long-term debt	1,123,000	—	—	—	1,123,000
Transactions with Affiliate, net	(642,555)	(38,794)	470,082	—	(211,267)
Contribution from Affiliates, net	948,111	—	—	—	948,111
Other	(719)	—	(71)	—	(790)

Net cash provided by (used in) financing activities	(686)	(38,794)	374,439	—	334,959

Net increase in cash and cash equivalents	355	243	144,828	—	145,426
Cash and cash equivalents at beginning of year	—	7,254	33,037	—	40,291

Cash and cash equivalents at end of year	$355	$7,497	$177,865	$—	$185,717

NCL Corporation Ltd.

Consolidated Statements of Operations

(unaudited, in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Revenue
Passenger ticket	$393,298	$328,683	$725,343	$607,715
Onboard and other	175,288	149,232	338,753	286,702

Total revenue	568,586	477,915	1,064,096	894,417

Cruise operating expense
Commissions, transportation and other	105,376	91,676	194,990	170,502
Onboard and other	45,217	37,258	83,087	70,080
Payroll and related	74,252	64,508	144,569	126,643
Fuel	62,584	49,569	120,610	96,907
Food	31,540	26,934	62,522	51,685
Other	63,938	51,449	121,368	99,741

Total cruise operating expense	382,907	321,394	727,146	615,558

Other operating expense
Marketing, general and administrative	62,967	61,786	133,169	125,985
Depreciation and amortization	46,510	38,896	92,767	76,753

Total other operating expense	109,477	100,682	225,936	202,738

Operating income	76,202	55,839	111,014	76,121

Non-operating income (expense)
Interest income	14	37	24	65
Interest expense, net of capitalized interest	(46,696)	(37,047)	(94,575)	(72,886)
Other income (expense)	(344)	(33,769)	2,088	(34,372)

Total non-operating income (expense)	(47,026)	(70,779)	(92,463)	(107,193)

Net income (loss)	$29,176	$(14,940)	$18,551	$(31,072)

Earnings (loss) per share (Note 1)
Basic	$1.38	$(0.71)	$0.88	$(1.47)

Diluted	$1.37	$(0.71)	$0.87	$(1.47)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(unaudited, in thousands, except share data)

	June 30,	December 31,
	2011	2010
Assets
Current assets:
Cash and cash equivalents	$60,177	$55,047
Accounts receivable, net	9,304	7,879
Inventories	39,357	32,763
Prepaid expenses and other assets	58,787	33,694

Total current assets	167,625	129,383
Property and equipment, net	4,643,864	4,639,281
Goodwill and tradenames	602,792	602,792
Other long-term assets	191,828	192,057

Total assets	$5,606,109	$5,563,513

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$132,982	$78,237
Accounts payable	63,254	64,399
Accrued expenses and other liabilities	235,123	216,501
Advance ticket sales	414,557	294,180

Total current liabilities	845,916	653,317
Long-term debt	2,939,677	3,125,848
Other long-term liabilities	51,392	52,680

Total liabilities	3,836,985	3,831,845

Commitments and contingencies (Note 4)

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,331,368	2,330,792
Accumulated other comprehensive income	22,638	4,309
Retained earnings (deficit)	(584,907)	(603,458)

Total shareholders’ equity	1,769,124	1,731,668

Total liabilities and shareholders’ equity	$5,606,109	$5,563,513

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Six Months Ended June 30,
	2011	2010
Cash flows from operating activities
Net income (loss)	$18,551	$(31,072)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	103,808	86,238
Loss (gain) on derivatives	(4,030)	2,784
Share-based compensation expense	601	1,260
Changes in operating assets and liabilities:
Accounts receivable, net	(1,425)	(781)
Inventories	(6,594)	(5,988)
Prepaid expenses and other assets	(8,260)	110,771
Accounts payable	(1,145)	19,464
Accrued expenses and other liabilities	15,447	810
Advance ticket sales	117,257	130,256

Net cash provided by operating activities	234,210	313,742

Cash flows from investing activities
Additions to property and equipment	(97,350)	(853,994)

Net cash used in investing activities	(97,350)	(853,994)

Cash flows from financing activities
Repayments of long-term debt	(253,791)	(262,433)
Proceeds from long-term debt	122,086	873,273
Other	(25)	(21,299)

Net cash used in financing activities	(131,730)	589,541

Net increase (decrease) in cash and cash equivalents	5,130	49,289
Cash and cash equivalents at beginning of period	55,047	50,152

Cash and cash equivalents at end of period	$60,177	$99,441

Supplemental disclosures (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to Consolidated Financial Statements

(unaudited)

References herein to (i) the “Company,” “we,” “our,” and “us” refer to NCL Corporation Ltd. and its subsidiaries, (ii) “Apollo” refers to Apollo Global Management, LLC and the “Apollo Funds” refers to one or more of NCL Investment Limited, NCL Investment II Ltd., AIF VI NCL (AIV), L.P., AIF VI Euro Holdings, L.P., AAA-Guarantor Co-Invest VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P., (iii) “TPG Capital” refers to TPG Capital, L.P. and the “TPG Viking Funds” refers to one or more of TPG Viking I, L.P., TPG Viking II, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., and TPG Viking AIV III, L.P. and/or certain other affiliated investment funds, each an affiliate of TPG Capital, (iv) “Genting HK” refers to Genting Hong Kong Limited and/or its affiliates (formerly Star Cruises Limited and/or its affiliates), and (v) “Affiliate(s)” refers to Genting HK, the Apollo Funds and/or the TPG Viking Funds. References to the “U.S.” are to the United States of America, “dollars” or “$” are to U.S. dollars and “euros” or “€“ are to the official currency of the Eurozone.

1.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are unaudited and, in our opinion, contain all normal recurring adjustments necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. Historically, demand for cruises has been strongest during the summer months. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010, which are included in our most recently filed Annual Report on Form 20-F.

Reclassification

We reclassified $15.7 million and $30.6 million for the three and six months ended June 30, 2010, respectively, from the line item “payroll and related” to “commissions, transportation and other” in our consolidated statements of operations to conform to the current period presentation. Certain other amounts in the prior period have been reclassified to conform to the current period presentation.

Revenue and Expense Recognition

Revenue and expense includes taxes assessed by governmental authorities that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included in revenue on a gross basis were $31.6 million and $26.6 million for the three months ended June 30, 2011 and 2010, respectively, and $60.3 million and $48.5 million for the six months ended June 30, 2011 and 2010, respectively.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during each period. For the three and six months ended June 30, 2011, we had 21,174,584 and 21,170,190 weighted-average shares outstanding, respectively. For the three and six months ended June 30, 2010, we had 21,126,798 and 21,118,557 weighted-average shares outstanding, respectively. For the three and six months ended June 30, 2011, we had 21,354,394 and 21,357,617 diluted weighted-average shares, respectively. For the three and six months ended June 30, 2010, we did not include 167,928 and 172,888 weighted-average shares, respectively, because the effect of including them would have been anti-dilutive.

2.	Fair Value Measurements and Derivatives

Fair value is defined as the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). The following hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1	Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2	Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3	Significant unobservable inputs we believe market participants would use in pricing the asset or liability based on the best information available.

Derivatives

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivatives. We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of hedged items. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative and the hedged item. Cash flows from the derivatives are classified in the same category as the cash flows from the underlying hedged item. The determination of ineffectiveness is based on the amount of dollar offset between the cumulative change in fair value of the derivative and the cumulative change in fair value of the hedged item at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge then the change in fair value is recognized in earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit-risk-related contingent features in our derivative agreements.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty non-performance under derivatives and our revolving credit facility, is not considered significant, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well-established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate non-performance by any of our significant counterparties.

The following table sets forth our derivatives measured at fair value and discloses the balance sheet location (in thousands):

	June 30, 2011	December 31, 2010
Fuel swaps designated as hedging instruments:
Prepaid expenses and other assets	$20,568	$10,694
Other long-term assets	912	651

Fuel collars designated as hedging instruments:
Prepaid expenses and other assets	3,073	—
Other long-term assets	4,264	—

Fuel options not designated as hedging instruments:
Accrued expenses and other liabilities	824	—
Other long-term liabilities	1,576	—

Foreign currency options designated as hedging instruments:
Other long-term liabilities	—	1,105
Other long-term assets	6,782	—

These derivatives were categorized as Level 2 in the fair value hierarchy, and we had no derivatives or other financial instruments categorized as Level 1 or Level 3. Fair value of our derivatives is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points.

Fuel Swaps

As of June 30, 2011 and December 31, 2010, we had fuel swaps maturing through December 31, 2013, which were used to mitigate the financial impact of increases in fuel prices pertaining to approximately 180 thousand metric tons and 249 thousand metric tons, respectively, of our projected fuel purchases.

The changes in fair value of the fuel swaps which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Gain (loss) recognized to other comprehensive income – effective portion	$(6,017)	$(15,143)	$8,831	$(13,846)
Gain (loss) recognized to other income (expense) – ineffective portion	(1,678)	(2,537)	1,304	(2,228)

	$(7,695)	$(17,680)	$10,135	$(16,074)

Fuel Collars and Options

As of June 30, 2011, we had fuel collars and fuel options maturing through December 31, 2013, which were used to mitigate the financial impact of increases in fuel prices pertaining to approximately 131 thousand metric tons of our projected fuel purchases.

The changes in fair value of the fuel collars which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Gain recognized to other comprehensive income – effective portion	$2,255	$—	$2,255	$—
Gain recognized to other income (expense) – ineffective portion	91	—	91	—

	$2,346	$—	$2,346	$—

The changes in fair value of the fuel options which were not designated as hedging instruments were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Gain recognized to other income (expense)	$2,395	$—	$2,395	$—

Foreign Currency Options

Our exposure to market risk for fluctuations in foreign currency exchange rates relates primarily to ship construction contracts. As of June 30, 2011, we had foreign currency options consisting of call options with deferred premiums to hedge the exposure to foreign currency exchange rate risk related to our ship construction firm commitments denominated in euros. If the spot rate at the date the ships are delivered is less than the strike price under these option contracts we would pay the deferred premium and not exercise the foreign currency options. The notional amount of our foreign currency options was €355.0 million, or $514.8 million based on the euro/U.S dollar exchange rate as of June 30, 2011.

The changes in fair value of the foreign currency options which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Gain recognized to other comprehensive income – effective portion	$4,546	$—	$7,647	$—
Gain (loss) recognized to other income (expense) – ineffective portion	(19)	—	240	—

	$4,527	$—	$7,887	$—

Interest Rate Swap

In 2010, we had an interest rate swap which matured in October 2010.

The changes in fair value of the interest rate swap which was not designated as a hedging instrument were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Gain (loss) recognized to other income (expense)	$—	$108	$—	$(556)

Long-Term Debt

As of June 30, 2011 and December 31, 2010, the fair value of our long-term debt, including the current portion, was $3,192.0 million and $3,263.7 million, respectively, which was $119.3 million and $59.6 million higher, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our fixed and variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term variable rate debt is the potential increase in interest expense from an increase in interest rates.

Other

The carrying amounts reported in the consolidated balance sheets of all other financial assets and liabilities approximate fair value.

3.	Employee Benefit Plan

The Norwegian Shipboard Retirement Plan (“Shipboard Retirement Plan”) computes benefits based on years of service, subject to certain eligibility requirements. We have recognized pension expense of $0.5 million for each of the three months ended June 30, 2011 and 2010 and $1.0 million for each of the six months ended June 30, 2011 and 2010, in our consolidated statements of operations. Changes in the projected benefit obligation are recognized in accumulated other comprehensive income. We refer you to Note 5 “Comprehensive Income (Loss).”

4.	Commitments and Contingencies

Capital Expenditures

Future capital commitments consist of contracted commitments, including ship purchase commitments, and future expected capital expenditures necessary for operations. As of June 30, 2011, anticipated capital expenditures are $191.0 million, $245.5 million and $899.4 million for each of the years ending December 31, 2011, 2012 and 2013, respectively, of which we have export credit financing in place for the expenditures related to ship purchase commitments of $88.4 million, $133.8 million and $701.0 million, respectively, based on the euro/U.S. dollar exchange rate as of June 30, 2011.

We have two ships scheduled for delivery in the second quarter of 2013 and 2014, respectively. The aggregate contract price of the two ships is approximately €1.2 billion, or $1.7 billion based on the euro/U.S. dollar exchange rate as of June 30, 2011.

Capitalized interest for the three and six months ended June 30, 2011, was $5.2 million and $10.1 million, respectively, related to the construction of two ships and for the three and six months ended June 30, 2010, was $4.0 million and $8.6 million, respectively, related to the construction of Norwegian Epic.

Material Litigation

In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. On December 30, 2010, the Court denied the plaintiffs’ Motion for Class Certification. On February 16,

2011, the plaintiffs filed a Motion for Reconsideration as to the Court’s Order on Class Certification which was denied. The individual plaintiffs’ claims remain and, accordingly, we are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In May 2011, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and breach of contract. We are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and, to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

5.	Comprehensive Income (Loss)

Comprehensive income (loss) includes: a) net income (loss), b) changes in the fair value of derivatives that qualify as cash flow hedges, and c) changes in the projected benefit obligation of our Shipboard Retirement Plan. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions are realized and recognized in earnings. Comprehensive income (loss) was as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Net income (loss)	$29,176	$(14,940)	$18,551	$(31,072)
Change related to our Shipboard Retirement Plan	94	86	(404)	174
Change related to cash flow hedges	784	(15,143)	18,733	(13,846)

Total comprehensive income (loss)	$30,054	$(29,997)	$36,880	$(44,744)

6.	Supplemental Cash Flow Information

For the six months ended June 30, 2011 and 2010, we had non-cash operating activities of $18.7 million and $13.8 million, respectively, in connection with cash flow hedges.

7.	Guarantor Subsidiaries

The $450.0 million 11.75% Senior Secured Notes due 2016 issued by us are guaranteed by certain of our subsidiaries with first-priority mortgage liens on four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn, and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to these ships, subject to certain exceptions and permitted liens. These subsidiary guarantors are 100% owned subsidiaries of NCL Corporation Ltd. and we have fully and unconditionally guaranteed these notes on a joint and several basis.

The following condensed consolidating financial statements for NCL Corporation Ltd., the non-guarantor subsidiaries and combined guarantor subsidiaries presents condensed consolidating statements of operations for the three and six months ended June 30, 2011 and 2010, condensed consolidating balance sheets as of June 30, 2011 and December 31, 2010, and condensed consolidating statements of cash flows for the six months ended June 30, 2011 and 2010, using the equity method of accounting, as well as elimination entries necessary to consolidate the parent company and all of its subsidiaries.

The outstanding debt resides with the primary obligor. Interest expense was allocated based on the value of the ships, and marketing, general and administrative expense was allocated based on Capacity Days. Management fee represents the charge for the allocation of interest expense to the subsidiaries.

Condensed Consolidating Statement of Operations

For the Three Months Ended June 30, 2011

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$109,095	$284,203	$—	$393,298
Onboard and other	—	51,798	123,490	—	175,288

Total revenue	—	160,893	407,693	—	568,586

Cruise operating expense
Commissions, transportation and other	—	28,999	76,377	—	105,376
Onboard and other	—	14,335	30,882	—	45,217
Payroll and related	—	22,834	51,418	—	74,252
Fuel	—	23,053	39,531	—	62,584
Food	—	9,570	21,970	—	31,540
Other	—	22,817	41,121	—	63,938

Total cruise operating expense	—	121,608	261,299	—	382,907

Other operating expense
Marketing, general and administrative	—	23,092	39,875	—	62,967
Depreciation and amortization	—	14,067	32,443	—	46,510

Total other operating expense	—	37,159	72,318	—	109,477

Operating income	—	2,126	74,076	—	76,202

Non-operating income (expense)
Interest income	—	—	14	—	14
Interest expense, net of capitalized interest	(30,025)	(8,329)	(38,367)	30,025	(46,696)
Management fee	30,025	—	—	(30,025)	—
Other income (expense)	770	3	(1,117)	—	(344)
Equity in earnings (loss) of subsidiaries	28,406	—	—	(28,406)	—

Total non-operating income (expense)	29,176	(8,326)	(39,470)	(28,406)	(47,026)

Net income (loss)	$29,176	$(6,200)	$34,606	$(28,406)	$29,176

Condensed Consolidating Statement of Operations

For the Three Months Ended June 30, 2010

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$113,401	$215,282	$—	$328,683
Onboard and other	—	51,071	98,161	—	149,232

Total revenue	—	164,472	313,443	—	477,915

Cruise operating expense
Commissions, transportation and other	—	33,499	58,177	—	91,676
Onboard and other	—	12,956	24,302	—	37,258
Payroll and related	—	21,588	42,920	—	64,508
Fuel	—	20,635	28,934	—	49,569
Food	—	9,808	17,126	—	26,934
Other	—	15,482	35,967	—	51,449

Total cruise operating expense	—	113,968	207,426	—	321,394

Other operating expense
Marketing, general and administrative	—	27,071	34,715	—	61,786
Depreciation and amortization	—	13,988	24,908	—	38,896

Total other operating expense	—	41,059	59,623	—	100,682

Operating income	—	9,445	46,394	—	55,839

Non-operating income (expense)
Interest income	—	—	37	—	37
Interest expense, net of capitalized interest	(24,395)	(5,133)	(31,914)	24,395	(37,047)
Management fee	24,395	—	—	(24,395)	—
Other expense	(35,450)	160	1,521	—	(33,769)
Equity in earnings (loss) of subsidiaries	20,510	—	—	(20,510)	—

Total non-operating income (expense)	(14,940)	(4,973)	(30,356)	(20,510)	(70,779)

Net income (loss)	$(14,940)	$4,472	$16,038	$(20,510)	$(14,940)

Condensed Consolidating Statement of Operations

For the Six Months Ended June 30, 2011

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$201,480	$523,863	$—	$725,343
Onboard and other	—	99,207	239,546	—	338,753

Total revenue	—	300,687	763,409	—	1,064,096

Cruise operating expense
Commissions, transportation and other	—	54,082	140,908	—	194,990
Onboard and other	—	25,748	57,339	—	83,087
Payroll and related	—	44,124	100,445	—	144,569
Fuel	—	45,517	75,093	—	120,610
Food	—	19,018	43,504	—	62,522
Other	—	42,260	79,108	—	121,368

Total cruise operating expense	—	230,749	496,397	—	727,146

Other operating expense
Marketing, general and administrative	—	48,805	84,364	—	133,169
Depreciation and amortization	—	27,896	64,871	—	92,767

Total other operating expense	—	76,701	149,235	—	225,936

Operating income	—	(6,763)	117,777	—	111,014

Non-operating income (expense)
Interest income	—	—	24	—	24
Interest expense, net of capitalized interest	(61,187)	(16,972)	(77,603)	61,187	(94,575)
Management fee	61,187	—	—	(61,187)	—
Other income (expense)	3,987	(60)	(1,839)	—	2,088
Equity in earnings (loss) of subsidiaries	14,564	—	—	(14,564)	—

Total non-operating income (expense)	18,551	(17,032)	(79,418)	(14,564)	(92,463)

Net income (loss)	$18,551	$(23,795)	$38,359	$(14,564)	$18,551

Condensed Consolidating Statement of Operations

For the Six Months Ended June 30, 2010

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$211,911	$395,804	$—	$607,715
Onboard and other	—	98,301	188,401	—	286,702

Total revenue	—	310,212	584,205	—	894,417

Cruise operating expense
Commissions, transportation and other	—	62,408	108,094	—	170,502
Onboard and other	—	24,821	45,259	—	70,080
Payroll and related	—	43,246	83,397	—	126,643
Fuel	—	40,267	56,640	—	96,907
Food	—	18,694	32,991	—	51,685
Other	—	34,684	65,057	—	99,741

Total cruise operating expense	—	224,120	391,438	—	615,558

Other operating expense
Marketing, general and administrative	—	53,889	72,096	—	125,985
Depreciation and amortization	—	28,009	48,744	—	76,753

Total other operating expense	—	81,898	120,840	—	202,738

Operating income	—	4,194	71,927	—	76,121

Non-operating income (expense)
Interest income	—	—	65	—	65
Interest expense, net of capitalized interest	(48,461)	(13,442)	(59,444)	48,461	(72,886)
Management fee	48,461	—	—	(48,461)	—
Other income (expense)	(35,783)	—	1,411	—	(34,372)
Equity in earnings (loss) of subsidiaries	4,711	—	—	(4,711)	—

Total non-operating income (expense)	(31,072)	(13,442)	(57,968)	(4,711)	(107,193)

Net income (loss)	$(31,072)	$(9,248)	$13,959	$(4,711)	$(31,072)

Condensed Consolidating Balance Sheet

As of June 30, 2011

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$6,476	$53,701	$—	$60,177
Accounts receivable, net	—	976	8,328	—	9,304
Due from Affiliate, net	2,487,476	—	—	(2,487,476)	—
Inventories	—	12,293	27,064	—	39,357
Prepaid expenses and other assets	27,200	8,111	23,476	—	58,787

Total current assets	2,514,676	27,856	112,569	(2,487,476)	167,625
Property and equipment, net	—	1,240,493	3,403,371	—	4,643,864
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	73,107	142	118,579	—	191,828
Investment in subsidiaries	98,746	—	—	(98,746)	—

Total assets	$3,289,321	$1,268,491	$3,634,519	$(2,586,222)	$5,606,109

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$19,257	$—	$113,725	$—	$132,982
Accounts payable	—	483	62,771	—	63,254
Accrued expenses and other liabilities	25,102	55,211	154,810	—	235,123
Due to Affiliate, net	—	795,012	1,692,464	(2,487,476)	—
Advance ticket sales	—	—	414,557	—	414,557

Total current liabilities	44,359	850,706	2,438,327	(2,487,476)	845,916
Long-term debt	1,467,034	—	1,472,643	—	2,939,677
Other long-term liabilities	8,804	2,333	40,255	—	51,392

Total liabilities	1,520,197	853,039	3,951,225	(2,487,476)	3,836,985

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,331,368	379,946	230,884	(610,830)	2,331,368
Accumulated other comprehensive income (loss)	22,638	—	(6,206)	6,206	22,638
Retained earnings (deficit)	(584,907)	35,482	(629,202)	593,720	(584,907)

Total shareholders’ equity	1,769,124	415,452	(316,706)	(98,746)	1,769,124

Total liabilities and shareholders’ equity	$3,289,321	$1,268,491	$3,634,519	$(2,586,222)	$5,606,109

Condensed Consolidating Balance Sheet

As of December 31, 2010

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$7,833	$47,214	$—	$55,047
Accounts receivable, net	1,314	403	6,162	—	7,879
Due from Affiliate, net	2,625,297	—	—	(2,625,297)	—
Inventories	—	11,116	21,647	—	32,763
Prepaid expenses and other assets	10,943	4,741	18,010	—	33,694

Total current assets	2,637,554	24,093	93,033	(2,625,297)	129,383
Property and equipment, net	—	1,247,212	3,392,069	—	4,639,281
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	65,981	25	126,051	—	192,057
Investment in subsidiaries	83,985	—	—	(83,985)	—

Total assets	$3,390,312	$1,271,330	$3,611,153	$(2,709,282)	$5,563,513

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$—	$—	$78,237	$—	$78,237
Accounts payable	—	998	63,401	—	64,399
Accrued expenses and other liabilities	24,298	46,086	146,117	—	216,501
Due to Affiliate, net	—	782,961	1,842,336	(2,625,297)	—
Advance ticket sales	—	—	294,180	—	294,180

Total current liabilities	24,298	830,045	2,424,271	(2,625,297)	653,317
Long-term debt	1,626,012	—	1,499,836	—	3,125,848
Other long-term liabilities	8,334	2,038	42,308	—	52,680

Total liabilities	1,658,644	832,083	3,966,415	(2,625,297)	3,831,845

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,330,792	379,946	230,283	(610,229)	2,330,792
Accumulated other comprehensive income (loss)	4,309	—	(5,802)	5,802	4,309
Retained earnings (deficit)	(603,458)	59,277	(667,561)	608,284	(603,458)

Total shareholders’ equity	1,731,668	439,247	(355,262)	(83,985)	1,731,668

Total liabilities and shareholders’ equity	$3,390,312	$1,271,330	$3,611,153	$(2,709,282)	$5,563,513

Condensed Consolidating Statement of Cash Flows

For the Six Months Ended June 30, 2011

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income (loss)	$18,551	$(23,795)	$38,359	$(14,564)	$18,551
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	5,650	27,896	70,262	—	103,808
Gain on derivatives	(4,030)	—	—	—	(4,030)
Share-based compensation expense	—	—	601	—	601
Equity in earnings of subsidiaries	(14,564)	—	—	14,564	—
Changes in operating assets and liabilities:
Accounts receivable, net	1,314	(573)	(2,166)	—	(1,425)
Inventories	—	(1,177)	(5,417)	—	(6,594)
Prepaid expenses and other assets	(4,697)	(3,487)	(76)	—	(8,260)
Accounts payable	—	(515)	(630)	—	(1,145)
Accrued expenses and other liabilities	(20)	9,420	6,047	—	15,447
Due from (to) Affiliate, net	137,821	12,051	(149,872)	—	—
Advance ticket sales	—	—	117,257	—	117,257

Net cash provided by operating activities	140,025	19,820	74,365	—	234,210

Cash flows from investing activities
Additions to property and equipment	—	(21,177)	(76,173)	—	(97,350)

Net cash used in investing activities	—	(21,177)	(76,173)	—	(97,350)

Cash flows from financing activities
Repayments of long-term debt	(215,000)	—	(38,791)	—	(253,791)
Proceeds from long-term debt	75,000	—	47,086	—	122,086
Other	(25)	—	—	—	(25)

Net cash provided by (used in) financing activities	(140,025)	—	8,295	—	(131,730)

Net increase (decrease) in cash and cash equivalents	—	(1,357)	6,487	—	5,130
Cash and cash equivalents at beginning of period	—	7,833	47,214	—	55,047

Cash and cash equivalents at end of period	$—	$6,476	$53,701	$—	$60,177

Condensed Consolidating Statement of Cash Flows

For the Six Months Ended June 30, 2010

(unaudited, in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income (loss)	$(31,072)	$(9,248)	$13,959	$(4,711)	$(31,072)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	5,034	28,009	53,195	—	86,238
Loss on derivatives	2,784	—	—	—	2,784
Share-based compensation expense	—	—	1,260	—	1,260
Equity in (earnings) loss of subsidiaries	(4,711)	—	—	4,711	—
Changes in operating assets and liabilities:
Accounts receivable, net	1,061	217	(2,059)	—	(781)
Inventories	—	513	(6,501)	—	(5,988)
Prepaid expenses and other assets	(2,710)	3,509	109,972	—	110,771
Accounts payable	—	7,048	12,416	—	19,464
Accrued expenses and other liabilities	(6,893)	8,319	(616)	—	810
Due from (to) Affiliate, net	237,950	(26,730)	(211,220)	—	—
Advance ticket sales	—	—	130,256	—	130,256

Net cash provided by operating activities	201,443	11,637	100,662	—	313,742

Cash flows from investing activities
Additions to property and equipment	—	(14,006)	(839,988)	—	(853,994)

Net cash used in investing activities	—	(14,006)	(839,988)	—	(853,994)

Cash flows from financing activities
Repayments of long-term debt	(260,300)	—	(2,133)	—	(262,433)
Proceeds from long-term debt	60,248	—	813,025	—	873,273
Other	(1,391)	—	(19,908)	—	(21,299)

Net cash provided by (used in) financing activities	(201,443)	—	790,984	—	589,541

Net increase (decrease) in cash and cash equivalents	—	(2,369)	51,658	—	49,289
Cash and cash equivalents at beginning of period	—	9,903	40,249	—	50,152

Cash and cash equivalents at end of period	$—	$7,534	$91,907	$—	$99,441

8. Proposed Initial Public Offering

On October 26, 2010, we filed a registration statement on Form S-1 for an initial public offering of our equity securities, which was most recently amended on July 15, 2011. The most recent amendment was filed by Norwegian Cruise Line Holdings Ltd., which will become the direct parent of NCL Corporation Ltd. upon consummation of the initial public offering. We intend to use the net proceeds from the initial public offering to (i) redeem up to $157.5 million in aggregate principal amount of our $450.0 million 11.75% Senior Secured Notes due 2016 (“$450 million senior secured notes”), (ii) redeem up to $87.5 million in aggregate principal amount of our $250.0 million 9.50% Senior Notes due 2018 (the “Notes”), (iii) pay redemption premiums of up to $26.8 million for the $450 million senior secured notes and the Notes, (iv) repay a portion of the amount outstanding under our $750.0 million senior secured revolving credit facility and (v) pay expenses associated with the initial public offering.

This represents our current intentions with respect to the use of the net proceeds of the initial public offering based upon our present plans and business conditions and no specific allocation of the net proceeds has yet been determined. Our determination of whether to use all or a portion of the net proceeds to redeem a portion of our $450.0 million senior secured notes and/or the Notes or to repay a portion of the amount outstanding under our $750.0 million senior secured revolving credit facility will depend on interest rates and the prices at which our $450.0 million senior secured notes and the Notes are being purchased and sold in the market (including relative to the redemption price for such notes) at or following the consummation of the initial public offering. Furthermore, there is no assurance regarding the timing of an initial public offering or whether it will be completed. If an initial public offering is postponed or not completed there will not be a material impact on our financial condition and the amounts outstanding with respect to the $450 million senior secured notes, the Notes and the senior secured revolving credit facility would remain outstanding rather than be repaid with the proceeds of the initial public offering. The terms of the agreements governing such debt do not require us to complete the initial public offering.

$250,000,000

NCL Corporation Ltd.

9.50% Senior Notes due 2018

PROSPECTUS

October 13, 2011

Until January 11, 2012, all dealers that effect transactions in the Exchange Notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions